04035842

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Multimedia Limited

*CURRENT ADDRESS Collins Hill House
Level 6
412 Collins St.
Melbourne, Victoria 3000 Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34803 FISCAL YEAR

- *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

| | | | |
|---|---|---|---|
| 12G3-2B (INITIAL FILING) | ☐ | AR/S (ANNUAL REPORT) | ☐ |
| 12G32BR (REINSTATEMENT) | ☐ | SUPPL (OTHER) | ☑ |
| DEF 14A (PROXY) | ☐ | | |

OICF/BY: EBS
DAT: 7/28/04

PROCESSED
AUG 02 2004
THOMSON FINANCIAL

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# Multiemedia Limited

# ADR

# Schedule A

# Book 1

# Documents

# From

# July 2002

RECEIVED
2004 JUL -2 A 9:38
OFFICE OF INTERNATIONAL CORPORATE FINANCE

**MULTIEMEDIA LIMITED**

| Tab | Date | Item Description |
|---|---|---|
| | | |
| 1. | 07/03/02 | Form 315 – Notification of Resignation, removal or cessation of auditor |
| 2. | 07/19/02 | Results of General Meeting |
| 3. | 07/19/02 | Chairman's Address to Shareholders |
| 4. | 07/19/02 | Appendix 3B – New Issue of Securities |
| 5. | 07/24/02 | Form 207 – Notification of Share Issue |
| 6. | 07/24/02 | Form 207 – Notification of Share Issue<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash |
| 7. | 08/02/02 | Appendix 3B – Cancellation of Unquoted Options |
| 8. | 09/13/02 | Preliminary Final Report |
| 9. | 09/16/02 | Comment on Results |
| 10. | 09/16/02 | Appendix 3B – Cancellation of Unquoted Options |
| 11. | 09/19/02 | Appendix 3B – New Issue |
| 12. | 09/26/02 | Additional Information in Relation to Transactions with ANZ |
| 13. | 09/25/02 | Form 207 – Notification of Share Issue<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash |
| 14. | 10/01/02 | Updated Information in Relation to Transactions with ANZ |
| 15. | 10/01/02 | Additional Info. Re: Transactions with ANZ and other matters |
| 16. | 10/01/02 | ASIC Annual Audited Accounts |
| 17. | 10/01/02 | Form 388 – Copy of Financial Statements and Reports |
| 18. | 10/03/02 | Appendix 3B – Cancellation of Unquoted Securities |
| 19. | 10/24/02 | Annual Report and Top 20 Shareholders |
| 20. | 10/25/02 | Appendix 3B – New Issue |
| 21. | 10/25/02 | Notice of Annual General Meeting |
| 22. | 10/30/02 | Becoming a Substantial Holder |
| 23. | 11/01/02 | Settlement of ANZ Transaction/New Venture with Switchcorp |
| 24. | 11/01/02 | Appendix 3B – Executive Officer Option Plan No.2 |
| 25. | 11/06/02 | Re-appointment of Group Managing Director & CEO |
| 26. | 11/11/02 | Correction in relation to Unquoted Securities |
| 27. | 11/11/02 | Change in Company Secretary |
| 28. | 11/11/02 | Form 304 – Notification of Change to Officeholders |
| 29. | 11/12/02 | Director Appointment |
| 30. | 11/12/02 | Form 304 – Notification of Change to Officeholders |
| 31. | 11/13/02 | Ceasing to be a Substantial Holder |
| 32. | 11/13/02 | Form 312 – Notification of Discharge or release of property from a charge |
| 33. | 11/15/02 | Initial Director's Interest Notice |

| | | |
|---|---|---|
| 34. | 11/21/02 | Becoming a Substantial Holder |
| 35. | 11/27/02 | Chairman's Annual General Meeting Address to Shareholders |
| 36. | 11/27/02 | Notice of proxies for Annual General Meeting |
| 37. | 11/29/02 | Ceasing to be a Substantial Holder from ANZ |
| 38. | 12/13/02 | Ceasing to be a Substantial Holder |
| 39. | 12/17/02 | Multiemedia alliance partner to launch satellite NSS-6 |
| 40. | 12/20/02 | Appendix 3B – Part of Directors' Remuneration |
| 41. | 01/06/03 | Appendix 3B – Cancellation of Unquoted Options |
| 42. | 01/15/03 | Appendix 3B – Unexercised Options |
| 43. | 01/29/03 | ASIC – Determination pursuant to subsection 713(6) Corporations Act 2001 |
| 44. | 01/29/03 | Form 316 – Annual Return of a Company<br>Multiemedia Limited<br>Multie Software Products Pty Ltd<br>Australasian Broadband Services Limited |
| 45. | 01/31/03 | Multiemedia drives for improved performance |
| 46. | 02/04/03 | Determination by delegate |
| 47. | 02/11/03 | Convertible Notes Arrangements |
| 48. | 03/03/03 | Appendix 3B – Cancellation of Unquoted Options |
| 49. | 03/14/03 | Half Yearly Report |
| 50. | 03/14/03 | Half Year Audit Review |
| 51. | 04/11/03 | Appendix 3B – Cancellation of Options |
| 52. | 05/01/03 | Multiemedia launches ground braking satellite project |
| 53. | 05/19/03 | Two way satellite internet services – now available |
| 54. | 05/23/03 | Appendix 3B – To fund investment in VSAT project |
| 55. | 06/02/03 | Form 207 – Notification of Share Issue |
| 56. | 06/04/03 | Multiemedia & Microsoft enter into significant agreement |
| 57. | 06/05/03 | Appendix 3B – VSAT project/ working capital |
| 58. | 06/05/03 | Appendix 3B – Executive Officer Remuneration |
| 59. | 06/12/03 | Appendix 3B – VSAT project/working capital |
| 60. | 06/25/03 | Newskies satellite contract |
| 61. | 07/09/03 | Change of Director's Interest Notice |
| 62. | 07/21/03 | Unquoted options |
| 63. | 07/23/03 | Notice of General Meeting and Explanatory Memorandum |
| 64. | 08/04/03 | Newsat solution chosen by Transcom |
| 65. | 08/07/03 | Soul Pattinson & Multiemedia form Strategic Alliance |
| 66. | 08/08/03 | European financier backs Multie |
| 67. | 08/14/03 | Multiemedia secures deal with Australian Private Networks |
| 68. | 08/15/03 | Appendix 3B – Exercise of Executive Options under Plan |
| 69. | 08/20/03 | $3.5 million a major boost for Multiemedia |
| 70. | 08/21/03 | Further Announcement in respect of funding arrangement |
| 71. | 08/25/03 | Multiemedia and people telecom join forces |
| 72. | 08/27/03 | Important independent corporate research |
| 73. | 08/29/03 | Results of meeting |
| 74. | 08/29/03 | Appendix 3B – Working Capital |
| 75. | 09/04/03 | Appendix 3B – Fund investment in VSAT project and working capital |

| | | |
|---|---|---|
| 76. | 09/04/03 | Change of Director's Interest Notice |
| 77. | 09/04/03 | Change of Director's Interest Notice |
| 78. | 09/05/03 | Amendment of 3Y Notice lodged 09/04/03 |
| 79. | 09/15/03 | Preliminary Final Report |
| 80. | 09/15/03 | Addition to Appendix 4E –Segment Report |
| 81. | 09/15/03 | Appendix 3B – Issue in Lieu of Directors fees |
| 82. | 09/23/03 | Change of director's interest notice |
| 83. | 09/29/03 | Appendix 3B – New Issue |
| 84. | 10/01/03 | Full Year Accounts |
| 85. | 10/01/03 | Form 388 – Copy of Financial Statements and Reports |
| 86. | 10/01/03 | Appendix 3B – Exercise of options issued under contract |
| 87. | 10/09/03 | Newsat services are live today |
| 88. | 10/09/03 | Notice of Annual General Meeting |
| 89. | 10/17/03 | Share Purchase Plan |
| 90. | 10/17/03 | Share Purchase Plan – Terms & Conditions |
| 91. | 10/20/03 | NewSat News – Newsletter from Multiemedia |
| 92. | 10/28/03 | Appendix 3B – Exercise of Options |
| 93. | 11/07/03 | Success of Share Purchase Plan |
| 94. | 11/07/03 | Appendix 3B – Executive Officer Plan No. 2 |
| 95. | 11/11/03 | Multiemedia wins US Military Business in Iraq |
| 96. | 11/12/03 | Multiemedia Makes Mobile Broadband a Reality |
| 97. | 11/13/03 | Multiemedia Delivers Broadband - At - Sea |
| 98. | 11/13/03 | Appendix 3B – Share Purchase Plan |
| 99. | 11/14/03 | Chairman's Annual General Meeting address to shareholders |
| 100. | 11/14/03 | Results of Annual General Meeting |
| 101. | 11/14/03 | Appendix 3B – Consideration for provision of consulting services |
| 102. | 12/03/03 | Initial Director's Interest Notice |
| 103. | 12/03/03 | Change of Director's Interest Notice x25 |
| 104. | 12/03/03 | Appendix 3B – Allocation of Shares as a result of Share Purchase Plan |
| 105. | 12/04/03 | Change of Director's Interest Notice |
| 106. | 12/04/03 | Change of Director's Interest Notice |
| 107. | 12/16/03 | Appendix 3B – As per resolution 6 of Annual General Meeting |
| 108. | 01/06/04 | USA Department of Defense Now Live in Iraq |
| 109. | 01/07/04 | Response to ASX Query re Share Price |
| 110. | 01/14/04 | Multiemedia signs major multicast contract |
| 111. | 01/20/04 | Change of Director's Interest Notice |
| 112. | 02/06/04 | Change of Director's Interest Notice |
| 113. | 02/10/04 | Appendix 3B – New Issue |
| 114. | 02/23/04 | Strategic Acquisition & NASDAQ Intentions for Multiemedia |
| 115. | 02/27/04 | Half Yearly Report |
| 116. | 03/05/04 | S&P's announces Quarterly Rebalance to S&P/ASX Indices |
| 117. | 03/12/04 | Change of Director's Interest Notice x2 |
| 118. | 03/17/04 | Correction: Change of Registry Address |
| 119. | 03/19/04 | Multiemedia decides against USA acquisition |
| 120. | 03/19/04 | Change of Director's Interest Notice x5 |

| | | |
|---|---|---|
| 121. | 03/27/04 | ASIC – Company Statement |
| 122. | 04/02/04 | Management Team Secured |
| 123. | 04/02/04 | Appendix 3B – New Issue |
| 124. | 04/20/04 | Form 484 – Change of Company Details |
| 125. | 04/20/04 | Form 484 – Change of Company Details |
| 126. | 04/20/04 | Form 484 – Change of Company Details |
| 127. | 04/20/04 | Form 484 – Change of Company Details |
| 128. | 05/11/04 | Change of Director's Interest Notice x5 |
| 129. | 05/11/04 | Appendix 3B – Exercise of Options |
| 130. | 05/11/04 | Appendix 3B – New Issue |
| 131. | 05/11/04 | Change of Director's Interest Notice x5 |
| 132. | 05/18/04 | Multiemedia Limited Update |
| 133. | 05/18/04 | Change of Director's Interest Notice |
| 134. | 05/19/04 | Change of Director's Interest Notice |
| 135. | 06/25/04 | Form 484 - Change of Company Details |
| 136. | 06/29/04 | Affordable Rural Residential Satellite Broadband |

No 001

COPY
ORIGINAL MAILED
3 JULY 2002

lodging party or agent name: Multiemedia Limited
office, level, building name or PO Box no.: Level 6, Collins Hill House
street number & name: 412 Collins St
suburb/city: Melbourne  state/territory: VIC  postcode: 3000
telephone: (03) 9603 3200
facsimile: (03) 9600 2280
DX number:  state/territory:

RECEIVED
2002 JUL -2 A 9:32
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form 315

(1)

Notification of
# resignation, removal or cessation of auditor

Corporations Act 2001
319(5)(a), 324(1) & (2), 327(4) & (15), 329(11)(c), 330

Company name: Multiemedia Limited
A.C.N.: 003 237 303

## Details of company
(tick one box)

[X] public company  [ ] proprietary company

## Details of resignation, removal or cessation

[X] notice was received of the resignation of the auditor/s
date of receipt of notice of resignation (d/m/y) 24 / 06 / 02

[ ] the auditor/s was/were removed from office
date of removal (d/m/y) / /

[ ] the auditor is deceased
date of death (d/m/y) / /

[ ] the auditor has been disqualified for reasons specified under section 324(1) or (2) of the Corporations Act 2001
date of disqualification (d/m/y) / /

[ ] the company is being wound up (refer section 330 of the Corporations Act 2001)
date of resolution **or** date of Court Order (d/m/y) / /

[ ] the company has become a subsidiary of another company (refer subsection 327(15) of the Corporations Act 2001)
retired at AGM held (d/m/y) / /

## Details of resigning auditors

name (family & given names):
or if a firm, business name: Arthur Andersen
office, level, building name:
street number & name: 360 Elizabeth St
suburb/city: Melbourne  state/territory: VIC  postcode: 3000

name (family & given names):
or if a firm, business name:
office, level, building name:
street number & name:
suburb/city:  state/territory:  postcode:

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs  mins

## Signature

I certify that the information in this form is true and complete.

print name: Sam Andersen  capacity: Secretary

sign here: [signature]  date: 03 / 07 / 02

2

No 2

RECEIVED
2004 JUL -2 A 9:38
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## Results of General Meeting

**Document date:** Fri 19 Jul 2002 **Published:** Fri 19 Jul 2002 13:10:39
**Document No:** 192498 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

MULTIEMEDIA LIMITED 2002-07-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
The Company announces that all resolutions as listed in the Company's Notice of General Meeting, previously approved by the ASX, were passed by the shareholders at the General Meeting held today.

We attach the required proxy statistics relating to these resolutions.

S D Andersen
COMPANY SECRETARY

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

APPROVAL OF ISSUE OF SHARES UNDER THE SHARE PURCHASE PLAN

* Votes where the proxy directed to vote 'for' the motion 185,559,104

* Votes where the proxy was directed to vote 'against' the motion 20,513,210

* Votes where the proxy may exercise a discretion how to vote 0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

FURTHER ISSUE OF SHARES TO DOUG ADAMSON AND MARK NOAKES

* Votes where the proxy directed to vote 'for' the motion 183,043,228

* Votes where the proxy was directed to vote 'against' the motion 22,821,386

* Votes where the proxy may exercise a discretion how to vote 0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The motion was carried on a show of hands as an ordinary resolution.

APPROVAL OF PAST ISSUE OF SHARES TO SUBSCRIBERS

* Votes where the proxy directed to vote 'for' the motion 180,129,293

* Votes where the proxy was directed to vote 'against' the motion 22,295,721

* Votes where the proxy may exercise a discretion how to vote 0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The motion was carried on a show of hands as an ordinary resolution.

APPROVAL OF PAST ISSUE OF SHARES TO VARIOUS INDIVIDUALS

* Votes where the proxy directed to vote 'for' the motion 178,478,293

* Votes where the proxy was directed to vote 'against' the motion 23,553,021

* Votes where the proxy may exercise a discretion how to vote 0

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carded on a show of hands as an ordinary resolution.

No 3

RECEIVED
2004 JUL -2 A 9:28
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(3)

## Chairman's Address to Shareholders

**Document date:** Fri 19 Jul 2002 **Published:** Fri 19 Jul 2002 13:53:28
**Document No:** 192506 **Document part:** A
**Market Flag:** N
**Classification:** Chairman's Address to Shareholders

MULTIEMEDIA LIMITED 2002-07-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Thank you for your attendance this morning.

Firstly, I advise that your Board, like you, is disappointed with where the company is at present, and would like to make some comment in relation to the performance and management of the group.

1. OPERATING PERFORMANCE IS PARAMOUNT.

MULTIE TECHNOLOGY DISTRIBUTION (FORMERLY MAGNAFIELD TECHNOLOGY GROUP)

Past performance has disappointed and has been affected by general softness in the tech market, but compounded by the tightness in the Trade Indemnity insurance market, and tighter supplier credit restricting sales. We have moved to improve this position sourcing additional suppliers, new exclusive product arrangements, products to target the mass merchant chains and new supplier credit arrangements. Expectations are that this business will be profitable going forward.

MULTIE SOFTWARE & SERVICES (INCLUDING WSA ONLINE, NETHEAD AND SOUSH)

Performance has fallen short of expectations despite the acquisitions made in this business sector. The market has been characterized by over-supply and declining opportunities to source new customers. Restructuring of the company, including a change in management, has been difficult but has now improved the position markedly. Sales activity has been spurred by changes to the sales management roles. New customers have been signed up for the first time in many months, and the pipeline of potential revenue for the business is strong against a reduced and sustainable cost base. Not yet profitable, but we are confident of ongoing improvement.

MULTIE SOFTWARE PRODUCTS

The sales of IntraZone into the European market have continued although revenues are not high, with distributors appointed in Czechoslovakia, Germany, and Denmark. Prospects in Spain, France and Greece are moving to closure. ZoneStudio is now the subject of a targeted marketing campaign by Harris Technology and the early signs for the product acceptance are positive.

2. MANAGERS

We have made significant changes to our management team particularly to strengthen the sales focus, and reinforce a low cost culture. Many high cost managers have left the business. These changes significantly reduced high management costs in our subsidiaries and

appropriately skilled staff were available internally to step up in to the leadership positions. Most importantly, this was achieved without a reduction in our sales force, and to date has had a positive impact on revenue generation.

3. MANAGING TURN AROUND AND MANAGING COMPANIES

Our previous management philosophy revolved around individual manager and business responsibility. To this end, we allowed the vendors and founders of the businesses we purchased a large degree of discretion in terms of budget setting, expense management and performance management. This approach has yielded poor results and we have adopted a more appropriate centralized management approach with detailed control over expenses and performance management. The appointment of a COO attests to this commitment, and performance has begun to improve in all subsidiaries. The vendors of the Magnafield and WSA Online businesses are no longer with us.

The challenge of integrating four separate companies in our Software & Services division proved a greater challenge than anticipated. Stability will be maintained in this company for the foreseeable future.

4. KEEPING HEAD OFFICE COSTS TO THE MINIMUM

We have run a very lean head office and are getting leaner, and anticipate that shareholders expect us to continue this practice. To this end, we have again reduced these expenses through a mutual agreement with the CFO to provide strategic advice on a contract basis rather than full time employment. Given our current business activities dictate that the value added to shareholder will come from operating management of the subsidiaries rather than financial engineering, this arrangement will best suit our requirements whilst providing financial reporting continuity.

5. RATIONALISING BUSINESSES

Our paramount obligation is to shareholders. Although our company has a number of turn around and start up opportunities, we must be disciplined in recognizing when to pursue these for commercial benefit, and when to exit new businesses to protect our core businesses and concentrate resources on providing a return to shareholders. We have recently exited two non-core and small operations - domain name registration and sms messaging. These businesses contributed less than $0.5m in revenue and no contribution at an operating profit level. The sale of these businesses resulted in a benefit to MTD, which would not have been realized in profit terms over several years in our group. We will continue to be diligent in relation to opportunities to realize the investments we have made in such businesses for the benefit of shareholders. That said, we will continue to pursue attractive start up and new business activities where they have a natural synergy with our existing businesses.

6. OUR LOYAL SHAREHOLDERS ARE IMPORTANT TO US

We have recently launched a share purchase plan. We provided this opportunity to ensure that our shareholders have been able to avail of an opportunity to purchase shares with no brokerage and where the company did not have to bear the expense of the preparation of a prospectus. The amount raised did not meet all of our requirements,

and we will therefore be seeking a private placement to ensure we have sufficient funds to reduce our long-term indebtedness and to re-capitalize our distribution company to ensure sufficient credit availability to take advantage of supply contracts negotiated in recent weeks with high profile branded products. The Company raised $340,000 from this plan.

7. ACQUISITIONS MUST FIT WITH OUR EXPANSION STRATEGY

We have pursued a three stream approach to our business and have invested considerably in the web development business. We have opportunities in the distribution business, and the company remains prepared to invest further in that stream. We are aiming to achieve a significant size in this division - and are targeting a 50% increase in revenues from our existing business and an acquisition of a similar size to increase productivity.

8. HAVING AN EXPERIENCED AND INFLUENTIAL BOARD OF DIRECTORS WILL BENEFIT SHAREHOLDERS

We have recently announced the appointment of Chuck Ellison to the board of directors; his experience in commercialization of products and increasing distribution is invaluable. We have two more appointments under consideration which will add depth, experience in technology distribution and global contacts to our board. Shareholders will benefit from the experience these parties bring to the company as well as the contacts they are able to leverage for improved product selection and exclusivity arrangements for the Australian market. We hope to be in a position to make these announcements in the coming months.

9. WE WILL EXERCISE GOOD CORPORATE GOVERNANCE

In the current environment, adherence to accounting standards and corporations legislation is paramount. However, corporate governance progresses beyond these basic tenants to ensuring that the group complies with disclosure requirements to shareholders and market generally. We understand the frustration of many shareholders at our comparatively quiet time in relation to announcements, however, we have taken the past month to redress some significant management issues in our company for the benefit of all shareholders, and prudence has dictated that we have these matters concluded prior to detailing our future plans for the company and the likely results from our actions.

10. FORECASTS

Our company has not in the past made it a practice to release forecasts to the market. Although this is a common practice for technology companies, we now believe that we are in a position to develop a robust forecast for our businesses and in future to provide our expected results to the market. We are in the process of completing these reports and expect completion by the close of September. Following which we will share these with shareholders.

No 4



## Appendix 3B - New Issue of Securities

**Document date:** Fri 19 Jul 2002 **Published:** Fri 19 Jul 2002 13:55:04
**Document No:** 192507 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2002-07-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ord |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | a) 15,000,000<br>b) 22,633,296 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | |
|---|---|
| 5. Issue price or consideration | a) 2.8 cents<br>b) 1.5 cents |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | a) Consideration in respect of restraint in relation to employment<br>b) Issued pursuant to the Company's approved Share Purchase Plan |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 19/07/2002 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 574,079,647 | Fully Paid Ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 65,250,001 | Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sandra D Andersen
COMPANY SECRETARY
19/07/2002

207 page 1/1 15 July 2001

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited

office, level, building name **or** PO Box no. Level 6, Collins Hill House

street number & name 412 Collins Street

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone ( 03 ) 9603 3200

facsimile ( 03 ) 9600 2280

DX number suburb/city

ASS. CASH. PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
# share issue

form **207**

Corporations Act 2001
**254X**(1)

company name Multiemedia Limited

A.C.N. 003 237 303

## Details of the issue

date of issue (d/m/y) 19 / 07 / 2002 or period of issue (d/m/y) from / / to / /

### Class of shares - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | Fully Paid Ordinary |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

### Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| Fully Paid Ordinary | 22,633,296 | 1.5 cents | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes [X] No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24 / 7 / 2002

No 006

MAILED 24/7

(6)

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

24 July, 2002

RECEIVED
2004 JUL -2 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Issue of Shares.**

As required, please find attached the following in respect of issue of shares:

Form 207, with accompanying forms 207z (2) and 208 (2) in respect of shares issued for non-cash consideration.

Form 207 in respect of shares issues for cash consideration.

Yours faithfully,

SD Andersen
Company Secretary

ASIC registered agent number

207 page 1/1 15 July 2001

**lodging party or agent name** Multiemedia Limited
office, level, building name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of
**share issue**

form **207**

Corporations Act 2001
**254X**(1)

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the issue

date of issue (d/m/y) 24 / 07 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | Fully Paid Ordinary |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| Fully Paid Ordinary | 15,000,000 | 2.8 cents | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☐ No ☒
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☒ No ☐
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No.** Public companies must also lodge a Form 208.

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24 / 7 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

*Include*
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited

office, level, building name or PO Box no. Level 6, Collins Hill House

street number & name 412 Collins Street

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone ( 03 ) 9603 3200

facsimile ( 03 ) 9600 2280

DX number suburb/city

207Z page 1/1 15 July 2001

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Certification of
# compliance with stamp duty law

form **207Z**

Corporations Act 2001
**117(2), 163(3), 254X(2), 601BC(2)**

company name Multiemedia Limited

A.C.N. 003 237 303

## Details of the contract for the issue of shares

date of contract (d/m/y) 20 / 3 / 02

name(s) of contracting parties

Multie Software & Services Pty Ltd
Multiemedia Limited
Douglas Adamson

details of the shares issued, or deemed to have been issued under the contract

number and class 10,500,000 Ordinary Fully Paid Shares issued 24/7/2002.

number and class

number and class

## Certification

*I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.*

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24/ 7 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
**lodging party or agent name** Multiemedia Limited
office, level, building name **or** PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 )9603 3200
facsimile ( 03 )9600 2280
DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 10,500,000 | 24/07/02 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract
nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.**

or

☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: In consideration of an undertaking in respect of restraint of trade under an employment agreement.

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24/7/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number
**lodging party or agent name** Multiemedia Limited
office, level, building name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Certification of
# compliance with stamp duty law

form **207Z**
Corporations Act 2001
**117(2), 163(3), 254X(2), 601BC(2)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the contract for the issue of shares

date of contract (d/m/y) 20 / 3 / 02

name(s) of contracting parties

Multie Software & Services Pty Ltd
Multiemedia Limited
Mark Noakes

details of the shares issued, or deemed to have been issued under the contract

number and class 4,500,000 Ordinary Fully Paid Shares issued 24/7/2002.
number and class
number and class

## Certification

*I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.*

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24/ 7 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, building name **or** PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 )9603 3200
facsimile ( 03 )9600 2280
DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 10,500,000 | 24/07/02 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /
parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /
summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: In consideration of an undertaking in respect of restraint of trade under an employment agreement.

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 24/7/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

No 7



(7)

## Appendix 3B - Cancellation of unquoted options

**Document date:** Fri 02 Aug 2002 **Published:** Fri 02 Aug 2002 13:19:02
**Document No:** 193021 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2002-08-02 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Unquoted options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Cancellation of 10,000,000 unquoted options |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

| | |
|---|---|
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | - |
| 5. Issue price or consideration | - |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | - |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | - |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 574,079,647 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 55,250,001 | Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to
ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that
they are (will be) true and complete.

S D Anderson
COMPANY SECRETARY
02/08/2002

No 8

## Preliminary Final Report



**Document date:** Fri 13 Sep 2002 **Published:** Fri 13 Sep 2002 19:31:38
**Document No:** 194816 **Document part:** A
**Market Flag:** Y
**Classification:** Preliminary Final Report

MULTIEMEDIA LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B
PRELIMINARY FINAL REPORT

Name of entity
Multiemedia Limited

| ACN, ARBN, ABN or ARSN | Half yearly (tick) | Preliminary final (tick) | Financial Year ended ('current period') |
|---|---|---|---|
| 12003237303 | | X | 30/06/2002 |

FOR ANNOUNCEMENT TO THE MARKET AUD000

Extracts from this report for announcement to the market (see note 1).

| | | | | |
|---|---|---|---|---|
| Revenues from ordinary activities (item 1.1) | up | 759% | to | 28,175 |
| Profit (loss) from ordinary activities after tax attributable to members (item 1.22) | down | 42% | to | (16,063) |
| Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d)) | gain/loss of | - | | - |
| Net profit (loss) for the period attributable to members (item 1.11) | down | 42% | to | (16,063) |

| DIVIDENDS (DISTRIBUTIONS) | AMOUNT PER SECURITY (cents) | FRANKED AMOUNT PER SECURITY (cents) |
|---|---|---|
| Final dividend (Preliminary final report only - item 15.4) | | |
| Interim dividend (Half yearly report only - item 15.6) | - | - |
| Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7) | - | - |

Record date for determining entitlements to the

dividend, (in the case of a trust, distribution)
(see item 15.2) N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

## Preliminary Final Report

**Document date:** Fri 13 Sep 2002 **Published:** Thu 19 Sep 2002 15:31:36
**Document No:** 194816 **Document part:** B
**Market Flag:** Y
**Classification:** Preliminary Final Report
MULTIEMEDIA LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

| | | CURRENT PERIOD AUD000 | PREVIOUS CORRESPONDING PERIOD AUD000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities (see items 1.23 - 1.25) | 28,175 | 3,280 |
| 1.2 | Expenses from ordinary activities (see items 1.26 + 1.27) | (43,773) | (31,229) |
| 1.3 | Borrowing costs | (465) | (39) |
| 1.4 | Share of net profit (losses) of associates and joint venture entities (see item 16.7) | - | - |
| 1.5 | Profit (loss) from ordinary activities before tax | (16,063) | (27,987) |
| 1.6 | Income tax on ordinary activities (see note 4) | - | - |
| 1.7 | Profit (loss) from ordinary activities after tax | (16,063) | (27,987) |
| 1.8 | Profit (loss) from extraordinary items after tax (see item 2.5) | - | - |
| 1.9 | Net profit (loss) | (16,063) | (27,987) |
| 1.10 | Net profit (loss) attributable to | | |

| | | |
|---|---|---|
| outside equity interests | - | - |
| 1.11 Net profit (loss) for the period attributable to members | (16,063) | (27,987) |

NON-OWNER TRANSACTION CHANGES IN EQUITY

| | | |
|---|---|---|
| 1.12 Increase (decrease) in revaluation reserves | - | - |
| 1.13 Net exchange differences recognised in equity | - | - |
| 1.14 Other revenue, expense and initial adjustments recognised directly in equity (attach details) | - | - |
| 1.15 Initial adjustments from UIG transitional provisions | - | - |
| 1.16 Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| 1.17 Total changes in equity not resulting from transactions with owners as owners | (16,063) | (27,987) |

EARNINGS PER SECURITY (EPS)

| | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|
| 1.18 Basic EPS | (3.7) c | (9.0) c |
| 1.19 Diluted EPS | (3.7) c | (6.8) c |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

| | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|
| 1.20 Profit (loss) from ordinary activities after tax (item 1.7) | (16,063) | (27,987) |
| 1.21 Less (plus) outside equity interests | - | - |
| 1.22 Profit (loss) from ordinary activities after tax attributable to members | (16,063) | (27,987) |

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

| | CURRENT PERIOD | PREVIOUS CORRESPONDING |
|---|---|---|

| | | | PERIOD |
|---|---|---|---|
| 1.23 | Revenue from sales or service | 28,023 | 3,081 |
| 1.24 | Interest revenue | - | - |
| 1.25 | Other relevant revenue | | |
| | - | 152 | - |
| 1.26 | Details of relevant expenses | | |
| | Cost of sales and development | 25,697 | 3,116 |
| | Sales and marketing expenses | 2,124 | 1,692 |
| | ANZ Alliance Marketing expenses | - | 12,762 |
| | Administrative costs | 5,469 | 10,089 |
| | Borrowing costs | 465 | 38 |
| | Writedown of non-current assets to recoverable amounts | 10,482 | 3,569 |
| 1.27 | Depreciation and amortisation excluding amortisation of intangibles (see item 2.3) | 1,055 | 421 |
| | CAPITALISED OUTLAYS | | |
| 1.28 | Interest capitalised in asset values | - | - |
| 1.29 | Outlays capitalised in intangibles (unless arising from an acquisition of a business) | - | - |
| | CONSOLIDATED RETAINED PROFITS | | |
| 1.30 | Retained profits (accumulated losses) at the beginning of the financial period | (37,144) | (9,156) |
| 1.31 | Net profit (loss) attributable to members (item 1.11) | (16,063) | (27,987) |
| 1.32 | Net transfers from (to) reserves | - | - |
| 1.33 | Net effect of changes in accounting policies | - | - |
| 1.34 | Dividends and other equity distributions paid or payable | - | - |
| 1.35 | Retained profits (accumulated losses) at end of financial period | (53,207) | (37,143) |

INTANGIBLE AND EXTRAORDINARY ITEMS

| | Consolidated - current period | | | |
|---|---|---|---|---|
| | Before tax | Related tax | Related outside equity | Amount (after tax) |

| attributable | | | interests | to members |
|---|---|---|---|---|
| | AUD000 | AUD000 | AUD000 | AUD000 |
| 2.1 Amortisation of goodwill | 295 | - | - | 295 |
| 2.2 Amortisation of other intangibles | 42 | - | - | 42 |
| 2.3 Total amortisation of intangibles | 337 | - | - | 337 |
| 2.4 Extraordinary items (details) | - | - | - | - |
| 2.5 Total extraordinary items | - | - | - | - |

| COMPARISON OF HALF YEAR PROFITS (Preliminary final report only) | Current year AUD000 | Previous year AUD000 |
|---|---|---|
| 3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report) | (3,033) | (19,421) |
| 3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year | (13,030) | (8,566) |

CONSOLIDATED BALANCE SHEET

| | | At end of current period AUD000 | As shown in last annual report AUD000 | As in last half yearly report AUD000 |
|---|---|---|---|---|
| | CURRENT ASSETS | | | |
| 4.1 | Cash | 839 | 278 | 893 |
| 4.2 | Receivables | 3,361 | 1,265 | 3,630 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 1,126 | 1 | 942 |
| 4.5 | Tax assets | - | - | - |
| 4.6 | Other (provide details if material) | 223 | - | 98 |
| 4.7 | Total current assets | 5,549 | 1,544 | 5,563 |
| | NON-CURRENT ASSETS | | | |
| 4.8 | Receivables | - | - | - |
| 4.9 | Investments (equity accounted) | - | - | - |
| 4.10 | Other investments | - | 1,279 | - |
| 4.11 | Inventories | - | - | - |
| 4.12 | Exploration and evaluation | | | |

| | | | | |
|---|---|---|---|---|
| | expenditure capitalised (see para.71 of AASB 1022) | - | - | - |
| 4.13 | Development properties (mining entities) | - | - | - |
| 4.14 | Other property, plant and equipment (net) | 1,113 | 964 | 1,491 |
| 4.15 | Intangibles (net) | 7,201 | 11,305 | 15,645 |
| 4.16 | Tax assets | - | - | - |
| 4.17 | Other (provide details if material) | 34 | 12 | 32 |
| 4.18 | Total non-current assets | 8,348 | 13,560 | 17,168 |
| 4.19 | TOTAL ASSETS | 13,897 | 15,104 | 22,731 |
| | CURRENT LIABILITIES | | | |
| 4.20 | Payables | 4,980 | 855 | 4,135 |
| 4.21 | Interest bearing liabilities | 2,265 | 88 | 2,222 |
| 4.22 | Tax liabilities | - | - | - |
| 4.23 | Provisions exc tax liabilities | 189 | 163 | 130 |
| 4.24 | Other (provide details if material) | 695 | 129 | 824 |
| 4.25 | Total current liabilities | 8,129 | 1,235 | 7,311 |
| | NON-CURRENT LIABILITIES | | | |
| 4.26 | Payables | - | - | - |
| 4.27 | Interest bearing liabilities | 3,529 | 277 | 3,615 |
| 4.28 | Tax liabilities | - | - | - |
| 4.29 | Provisions exc tax liabilities | 171 | 29 | 163 |
| 4.30 | Other (provide details if material) | - | - | - |
| 4.31 | Total non-current liabilities | 3,700 | 306 | 3,778 |
| 4.32 | TOTAL LIABILITIES | 11,829 | 1,541 | 11,089 |
| 4.33 | NET ASSETS | 2,068 | 13,563 | 11,642 |
| | EQUITY | | | |
| 4.34 | Capital/contributed equity | 55,274 | 50,706 | 52,735 |
| 4.35 | Reserves | - | - | - |
| 4.36 | Retained profits (accumulated losses) | (53,207) | (37,143) | (41,093) |
| 4.37 | Equity attributable to members of the parent entity | 2,067 | 13,563 | 11,642 |
| 4.38 | Outside equity interests in controlled entities | - | - | - |
| 4.39 | Total equity | 2,067 | 13,563 | 11,642 |
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are
material. Include all expenditure incurred.)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 5.1 | Opening balance | - | - |
| 5.2 | Expenditure incurred during current period | - | - |
| 5.3 | Expenditure written off during current period | - | - |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| 5.6 | Closing balance as shown in the consolidated balance sheet (item 4.12) | - | - |

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts
are material)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 6.1 | Opening balance | - | - |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 6.6 | Expenditure transferred to mine properties | - | |
| 6.7 | Closing balance as shown in the consolidated balance sheet (item 4.13) | - | - |

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| CASH FLOWS RELATED TO OPERATING ACTIVITIES | | | |
| 7.1 | Receipts from customers | 28,824 | 3,964 |
| 7.2 | Payments to suppliers and employees | (32,593) | (9,964) |
| 7.3 | Dividends received from associates | - | - |
| 7.4 | Other dividends received | - | - |
| 7.5 | Interest and other items of similar nature received | 162 | 341 |
| 7.6 | Interest and other costs of finance paid | (200) | (39) |
| 7.7 | Income taxes paid | - | - |
| 7.8 | Other (provide details if material) | - | - |
| 7.9 | Net operating cash flows | (3,807) | (5,698) |
| CASH FLOWS RELATED TO INVESTING ACTIVITIES | | | |
| 7.10 | Payment for purchases of property, plant and equipment | (94) | (333) |
| 7.11 | Proceeds from sale of property, plant and equipment | - | - |
| 7.12 | Payment for purchases of equity investments | (70) | (1,100) |
| 7.13 | Proceeds from sale of equity investments | 253 | (26) |
| 7.14 | Loans to other entities | (31) | (798) |
| 7.15 | Loans repaid by other entities | 13 | 436 |
| 7.16 | Other (provide details if material) | - | - |
| 7.17 | Net investing cash flows | 71 | (1,821) |
| CASH FLOWS RELATED TO FINANCING ACTIVITIES | | | |
| 7.18 | Proceeds from issues of securities (shares, options, etc.) | 2,097 | 281 |
| 7.19 | Proceeds from borrowings | 3,142 | - |
| 7.20 | Repayment of borrowings | (944) | (193) |
| 7.21 | Dividends paid | - | - |

| | | | |
|---|---|---|---|
| 7.22 | Other (provide details if material) | - | - |
| 7.23 | Net Financing Cash Flows | 4,296 | 88 |
| 7.24 | NET INCREASE (DECREASE) IN CASH HELD | 561 | (7,432) |
| 7.25 | Cash at beginning of period (see Reconciliation of cash) | 278 | 7,709 |
| 7.26 | Exchange rate adjustments to item 7.25 | - | - |
| 7.27 | Cash at end of period (see Reconciliation of cash) | 839 | 277 |

NON-CASH FINANCING AND INVESTING ACTIVITIES

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the period (as shown in the consolidated corresponding statement of cash flows) to the related items in the accounts is as follows. | | Current period AUD000 | Previous period AUD000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 373 | 228 |
| 8.2 | Deposits at call | 466 | 50 |
| 8.3 | Bank overdraft | - | - |
| 8.4 | Other (provide details) | - | - |
| 8.5 | Total cash at end of period (item 7.27) | 839 | 278 |

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

| RATIOS | | Current period | Previous corresponding period |
|---|---|---|---|
| 9.1 | PROFIT BEFORE TAX / REVENUE<br>Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1) | (57.32) % | (908.37) % |
| 9.2 | PROFIT AFTER TAX / EQUITY INTERESTS<br>Consolidated net profit (loss) from ordinary activities after tax | | |

attributable to members (item 1.11)
as a percentage of equity (similarly
attributable) at the end of the
period (item 4.37) (777.49) % (206.34)
%

| EARNINGS PER SECURITY (EPS) | Current period | Previous corresponding period |
|---|---|---|

10 Details of basic and diluted EPS reported seperately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows.

a) Basic EPS (3.7)c
b) Diluted EPS (3.7)c
c) Weighted average number of ordinary shares outstanding during the period used in this calculation of Basic EPS - 436,667,514.

| NTA BACKING (see note 7) | Current period | Previous corresponding period |
|---|---|---|
| 11.1 Net tangible asset backing per ordinary security | (0.96) c | 6.8 c |

MORE TO FOLLOW

## Preliminary Final Report

**Document date:** Fri 13 Sep 2002 **Published:** Thu 19 Sep 2002 16:04:44
**Document No:** 194816 **Document part:** C
**Market Flag:** Y
**Classification:** Preliminary Final Report
MULTIEMEDIA LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5(g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

| | Current period | Previous corresponding period |
|---|---|---|
| | AUD000 | AUD000 |
| 12.1 Discontinuing Operations None | | |

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

13.1 Name of entity (or group of entities)

a) Multi Technology Group (formerly Magnafield Group)
b) Multi Software & Services Group (Formerly WSA Online)

13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired

a) (1,259) Magnafield
b) )2,385) WSA

13.3 Date from which such profit has been calculated

a) 04/08/2001
b) 08/08/2001

13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period a) & b) N/A

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

14.1 Name of entity (or group of entities) -

14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control $ -

14.3 Date to which the profit (loss) in item 14.2 has been calculated -

14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period $ -

14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control $ -

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable -

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) -

15.3 If it is a final dividend, has it been declared (Preliminary final report only) -

AMOUNT PER SECURITY

| | Amount per security | Franked Amount per security at -% tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|
| (Preliminary final report only) | | | |
| 15.4 Final dividend: Current year | - c | - c | - c |
| 15.5 Previous year | - c | - c | - c |
| (Half yearly and preliminary final reports) | | | |
| 15.6 Interim dividend: Current year | - c | - c | - c |
| 15.7 Previous year | - c | - c | - c |

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

| | Current year | Previous year |
|---|---|---|
| 15.8 Ordinary securities | - c | - c |
| 15.9 Preference securities | - c | - c |

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

OR

PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 15.10 Ordinary securities | - | - |

| | | |
|---|---|---|
| 15.11 Preference securities | - | - |
| 15.12 Other equity instruments | - | - |
| 15.13 Total | - | - |

The dividend or distribution plans shown below are in operation.

-

The last date(s) for receipt of election notices for the dividend or distribution plans -

Any other disclosures in relation to dividends (distributions) (For half year reports, provide details in accordance with paragraph 7.5(d) if AASB 1029 Interim Financial Reporting)

-

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES AND JOINT VENTURE ENTITIES

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| Groups share of associates and joint venture entities: | | |
| 16.1 Profit (loss) from ordinary activities before tax | - | - |
| 16.2 Income tax on ordinary activities | - | - |
| 16.3 Profit (loss) from ordinary activities after tax | - | - |
| 16.4 Extraordinary items net of tax | - | - |
| 16.5 Net profit (loss) | - | - |
| 16.6 Adjustments | - | - |
| 16.7 Share of net profit (loss) of associates and joint venture entities | - | - |

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it) in the following entities. If the interest was acquired or disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

| Name of entity | Percentage of ownership interest held at end | Contribution to net profit (loss) |
|---|---|---|

| | of period or date of disposal | | (item 1.9) | |
|---|---|---|---|---|

| 17.1 Equity accounted associates and joint venture entities | Current period | Previous corresponding period | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|---|
| - | - | - | - | - |
| - | - | - | - | - |
| - | - | - | - | - |
| 17.2 Total | - | - | - | - |
| 17.3 Other material interests | | | | |
| - | - | - | - | - |
| - | - | - | - | - |
| - | - | - | - | - |
| 17.4 Total | - | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 14) (cents) | Amount Paid-up per security (see note 14) (cents) |
|---|---|---|---|---|
| 18.1 Preference securities (description) | - | - | - | - |
| 18.2 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through returns of capital, buybacks, redemptions | - | - | - | - |
| 18.3 Ordinary | | | | |

| | | | | |
|---|---|---|---|---|
| securities | 536,446,351 | 536,446,351 | N/A | N/A |
| 18.4 Changes during current period<br>(a) Increases through issues | 203,757,886 | - | - | - |
| (b) Decreases through returns of capital, buybacks | - | - | - | - |
| 18.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 18.6 Changes during current period<br>(a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.7 Options (description and conversion factor) | | | Exercise price (cents) | Expiry date |
| | - | - | - | - |
| 18.8 Issued during current period a) | 6,000,000 | - | 0.012 | 30/06/2005 |
| b) | 1,575,000 | - | 0.016 | 30/06/2005 |
| c) | 17,000,000 | - | 0.022 | 30/06/2005 |
| d) | 5,000,000 | - | 0.045 | 30/06/2005 |
| 18.9 Exercised during current period a) | 175,000 | | 0.016 | - |
| b) | 400,000 | - | 0.012 | - |
| 18.10 Expired during current period | 37,726,201 | - | - | - |
| 18.11 Debentures (description) | | | | |
| 18.12 Changes during current period<br>(a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.13 Unsecured notes | | | | |
| 18.14 Changes during current period<br>(a) Increases through issues | - | - | - | - |
| (b) Decreases through | | | | |

securities matured, converted | - | - | - | -

SEGMENT REPORTING

(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's accounts should be reported separately and attached to this report.)

COMMENTS BY DIRECTORS

(Comments on the following matters are required by ASX or, in relation to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF FINANCIAL REPORT PREPARATION

19.1 If this report is a half yearly report, it is a general purpose financial report prepared in accordance with the listing rules and AASB 1029:Interim Financial Reporting. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period. The financial statements in this report are "condensed financial statements" as defined in AASB 1029:Interim Financial Reporting. This report does not include all the notes of the type normally included in an annual financial report. [Delete if preliminary final report.]

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half year report, provide explanatory comments about any seasonal or irregular factors affecting operations

The Directors of the parent entity considered the carrying values of assets of the group on a fair value basis, and determined a reduction in the carrying value of Intellectual property inthe amount of $7.191million and in Goodwill on Consolidation/Acquisition in the amount of $1.681 million was appropriate.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in the Appendix or in attachments, with financial effect quantified (if possible)

-

19.4 Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at

least the next year

-

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

-

19.6 Revisions in estimates of amounts in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities or contingent assets since the last annual report.

During the year, the company entered into a commercial settlement in realtion to a contingent liability previously recorded in relation to Sportsview Pty Ltd that extinguished the contingent liability to the vendors of Sportsview Pty Ltd.

ADDITIONAL DISCLOSURE FOR TRUSTS

| | |
|---|---|
| 20.1 Number of units held by the management company or responsible entity or their related parties. | - |
| 20.2 A statement of the fees and commissions payable to the management company or responsible entity. | - |
| Identify: | |
| initial service charges | - |
| management fees | - |
| other fees | - |

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

| | |
|---|---|
| Place | ASX Theatrette, Australain Stock Exchange Centre, Level 1, 530 Collins Street, Melbourne, Victoria. |
| Date | 27/11/2002 |
| Time | 9.00am |
| Approximate date the annual report will be available | 18/10/2002 |

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used
-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

| | | |
|---|---|---|
| | The accounts have been audited. | The accounts have been subject to review. |
| X | The accounts are in the process of being audited or subject to review. | The accounts have not yet been audited or reviewed. |

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available.
(Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity does not have a formally constituted audit committee.

A M Ballintine
(DIRECTOR)
13/09/2002

MORE TO FOLLOW

## Preliminary Final Report

**Document date:** Fri 13 Sep 2002 **Published:** Thu 19 Sep 2002 16:18:04
**Document No:** 194816 **Document part:** D
**Market Flag:** Y
**Classification:** Preliminary Final Report

MULTIEMEDIA LIMITED 2002-09-13 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

SEGMENT REPORTING

BUSINESS SEGMENTS

| 2002 | SEGMENT REVENUE $ | SEGMENT RESULT $ | SEGMENT ASSETS $ |
|---|---|---|---|
| Licensing of Technology | 411,350 | (1,154,843) | 62,796 |
| Distribution of Technology Products | 23,182,834 | (143,115 | 4,816,700 |
| Provision of services - communications and software | 4,429,150 | (1,804,920) | 2,693,763 |
| Unallocated | 152,570 | (12,960,451) | 6,323,236 |
| | 28,175,903 | (16,063,328) | 13,896,495 |

GEOGRAPHIC SEGMENTS

| 2002 | | | |
|---|---|---|---|
| Australia | 28,175,903 | (16,063,328) | 13,896,495 |
| Europe | - | - | - |
| Total | 28,175,903 | (16,063,328) | 13,896,495 |

(9)



No 9

## Comment on Results

**Document date:** Mon 16 Sep 2002 **Published:** Tue 17 Sep 2002 08:07:19
**Document No:** 194903 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2002-09-16 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

The purpose of this advice is to help you better understand the Form 4B Notice published on Friday, September 13th.

Firstly, our 2002 Revenues grew 759% to a little over $28m.

Technology licensing generated about half a million, Technology Distribution $23 million and Communications/Services about $4.5 million.

Technology licensing was the disappointment, predominantly because of the slow take-up of our "IntraZone" product in Europe.

Nevertheless, prospects for our "ZoneStudio" software are bright, courtesy of our partnership with the wholly owned Coles Myer subsidiary - Harris Technology (http://www.htwebbuilder.com).

Secondly, we recorded a Net Loss of $16 million. This is down 42% from last year.

Technology licensing lost about $1 million, Communications/Services about $2 million and Technology Distribution almost broke even.

The balance - $13 million is attributed to non cash losses of about $11 million (IntraZone Software, goodwill and Sportsview writedowns) together with $2 million in costs associated with being a public company.

The write-offs hurt today but are undertaken for the long term good of the company

(10)



No 10

## Appendix 3B - Cancellation of Unquoted Options

**Document date:** Thu 19 Sep 2002 **Published:** Fri 20 Sep 2002 08:01:21
**Document No:** 195066 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2002-09-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Cancellation of Unquoted Securities |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state: -
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration -

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) -

7. Dates of entering securities into uncertified holdings or despatch of certificates -

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 574,079,647 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 379,000,001 | Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

S D Anderson
COMPANY SECRETARY
19/09/2002

(11)



No 11

## Appendix 3B - New Issue

**Document date:** Thu 19 Sep 2002 **Published:** Fri 20 Sep 2002 08:04:25
**Document No:** 195067 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2002-09-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ABN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ord |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 5,000,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 2.8 cents

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — Consideration in respect of restraint in relation to employment

7. Dates of entering securities into uncertified holdings or despatch of certificates — 19/09/2002

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 579,079,647 | Fully paid ordinary |

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 37,900,001 | Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securities are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securities are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

S D Andersen
COMPANY SECRETARY
19/09/2002

No 12

## MUL's: Additional Information in re: Transactions with ANZ

**Document date:** Thu 26 Sep 2002 **Published:** Thu 26 Sep 2002 16:42:14
**Document No:** 195365 **Document part:** A
**Market Flag:** N
**Classification:** Other
MULTIEMEDIA LIMITED 2002-09-26 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Following discussions with the Australian Securities and Investments Commission, the Company has determined it is now appropriate to provide the market with additional information in relation to the transactions between Australia & New Zealand Banking Group Limited (ANZ) and the Company.

We have advised previously that the Company entered into a Marketing Agreement with ANZ, and an Equity Agreement that resulted in the ANZ being issued 47,315,769 shares in the Company. Under the Equity Agreement ANZ committed to pay any shortfall in minimum revenues from the product up to an amount that it was estimated would have been generated by 10,000 users, amounting to contingent payments to the Company for three years of a maximum amount of $1,800,000 per annum.

In July, 2001, ANZ and the Company varied the terms of the Equity Agreement and entered into a 4 year loan agreement for an amount of $3,000,000, where interest was capitalised until September 2003. The terms of the marketing arrangement were not altered. ANZ continued to market the products supplied under the Marketing Agreement and ANZ included the products in their offerings to small business customers. The effect of the variation to the Equity Agreement in July, 2001, was that ANZ would continue its marketing, but would no longer be obliged to make up any shortfall in revenue for years 2 & 3 of the arrangement. In exchange for the release of ANZ's contingent penalty obligation, the Company had access to funds significantly earlier than it may have received the contingent penalty payments. This enabled the Company to acquire revenue generating businesses, which now form the core of the Company's business operations. At the time of the variation, it was anticipated that the revenues contemplated under the marketing arrangement would nevertheless be generated, however, this has not come to fruition to date. The effect of this has been recorded in the recently released Form 4B, Preliminary Final Report.

The Company has been in discussions with ANZ for a period of time in relation to these transactions and the parties have reached agreement in principle to settle the transactions. As a result of the proposed settlement, the parties will exchange settlement amounts, which will result in a net outflow of funds from the Company of $600,000, and the loan will be extinguished through bringing forward the remaining minimum revenue commitments. Following completion of the settlement of the transactions, the marketing arrangements with ANZ will cease.

A condition precedent to the completion of the settlement is placement at a price of 1 cent each of 35,486,827 shares which would be held by ANZ upon exercise of an option agreement disclosed to the

market on 3rd October, 2001.

The parties anticipate completing the settlement prior to 1 October, 2002. If this does not occur, the Company would not be fully compliant with the terms of its loan facility with ANZ, entitling ANZ to exercise its rights under the loan agreement. In this regard, ANZ has not indicated it will take this course of action and in the event of completion not taking place the Company would enter into further discussions with ANZ with regard to the loan facility.

The outcome of the restructurings of arrangements with ANZ (including the proposed settlement) is that the Company will have received $3,900,000, ahead of the scheduled payment times for the contingent penalty payments, effectively gaining early access to funds which were contingent in nature.

Mr Adrian Ballintine, Chief Executive Officer & Group Managing Director, who is presently offshore pursuing the Company's business interests, advises that overall the transactions have been positive for the Company. The directors will keep the market informed of developments in this matter.

For additional information please contact:

Mr Adrian Ballintine, Chief Executive Officer & Group Managing Director on (03) 9603 3200, or by email at shareholder@multiemedia.com.

MAILED
25/9/02

**multi**emedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

25 September, 2002

(13)

Australia Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Issue of Shares.**

As required, please find attached the following in respect of issue of shares:

Form 207, with accompanying forms 207z (2) and 208 (2) in respect of shares issued for non-cash consideration.

Yours faithfully,

SD Andersen
Company Secretary

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, building name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

Notification of
## share issue

form **207**

Corporations Act 2001
**254X(1)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the issue

date of issue (d/m/y) 25 / 09 / 2002 or period of issue (d/m/y) from / / to / /

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | Fully Paid Ordinary |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

## Details of shares issued

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| Fully Paid Ordinary | 5,000,000 | 2.8 cents | |
| | | | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☐ No ☒
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☒ No ☐
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** date 25 / 9 / 2002

ASIC registered agent number

207Z page 1/1 15 July 2001

**lodging party or agent name** Multiemedia Limited
office, level, building name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

Certification of
# compliance with stamp duty law

form **207Z**
Corporations Act 2001
**117(2), 163(3), 254X(2), 601BC(2)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the contract for the issue of shares

date of contract (d/m/y) 19 / 3 / 02

name(s) of contracting parties

Multie Software & Services Pty Ltd
Multiemedia Limited
Douglas Adamson

details of the shares issued, or deemed to have been issued under the contract

number and class 3,500,000 Ordinary Fully Paid Shares issued 25/9/2002.
number and class
number and class

## Certification

*I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.*

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 25/ 9 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

| | |
|---|---|
| ASIC registered agent number | |
| **lodging party or agent name** | Multiemedia Limited |
| office, level, building name or PO Box no. | Level 6, Collins Hill House |
| street number & name | 412 Collins Street |
| suburb/city | MELBOURNE state/territory VIC postcode 3000 |
| telephone | ( 03 )9603 3200 |
| facsimile | ( 03 )9600 2280 |
| DX number | suburb/city |

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 3,500,000 | 25/09/02 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | **$** |

☒ **The issue was made in consideration of services rendered or any other consideration not mentioned above.**

details: In consideration of an undertaking in respect of restraint of trade under an employment agreement.

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** date 24/9/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

207Z page 1/1 15 July 2001

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited

office, level, building name or PO Box no. Level 6, Collins Hill House

street number & name 412 Collins Street

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone ( 03 ) 9603 3200

facsimile ( 03 ) 9600 2280

DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **207Z**

Corporations Act 2001

**117(2), 163(3), 254X(2), 601BC(2)**

Certification of

# compliance with stamp duty law

company name Multiemedia Limited

A.C.N. 003 237 303

## Details of the contract for the issue of shares

date of contract (d/m/y) 19 / 3 / 02

name(s) of contracting parties

Multie Software & Services Pty Ltd

Multiemedia Limited

Mark Noakes

details of the shares issued, or deemed to have been issued under the contract

number and class 1,500,000 Ordinary Fully Paid Shares issued 25/9/2002.

number and class

number and class

## Certification

*I certify that the contract for the issue of shares has been duly stamped, if so required and as required by any law of the Australian Capital Territory, New South Wales, the Northern Territory, Queensland, South Australia, Tasmania, Victoria and Western Australia relating to stamp duty on any such document.*

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 25/ 9 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited

office, level, building name or PO Box no. Level 6, Collins Hill House

street number & name 412 Collins Street

suburb/city MELBOURNE state/territory VIC postcode 3000

telephone ( 03 )9603 3200

facsimile ( 03 )9600 2280

DX number suburb/city

**A BARCODE IS NOT REQUIRED ON THIS DOCUMENT**

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

Notification of

# details of shares issued other than for cash

form **208**

Corporations Act 2001
**117(2), 163(3), 254X(1), 601BC(2)**

company name Multiemedia Limited

A.C.N. 003 237 303

## Details of the shares issued

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| ORD | 1,500,000 | 25/09/02 |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

| class code | total number of shares issued | date of issue (d/m/y) |
|---|---|---|
| | | |

## Details of the issue

(Tick the boxes which apply and fill in the details required.)

☐ **The issue was made under a contract not reduced to writing.**

date of the contract (d/m/y) / /

parties to the contract

nature of the contract

☐ **The issue was made under a provision in the company's constitution / replaceable rules.**

relevant clauses in constitution **and/or** replaceable rules

☐ **The issue was made in satisfaction of a dividend declared in favour of, but not payable in cash to the shareholders.** or ☐ **The issue was made by using an account or reserve to pay up, or partly pay up, unissued shares to which the shareholders have become entitled.**

date of relevant resolution or authority (d/m/y) / /

summary of the provisions of the relevant resolution or other authority

☐ **The issue was made in satisfaction or part satisfaction of the purchase price of property.**

details of the property:

| | |
|---|---|
| amount paid in cash | $ |
| amount deemed as paid in shares issued | $ |
| amount of debt released or liabilities assumed (including mortgages on the property) | $ |
| **TOTAL purchase price** | $ |

☒ ***The issue was made in consideration of services rendered or any other consideration not mentioned above.***

details: In consideration of an undertaking in respect of restraint of trade under an employment agreement.

## Signature

I certify that the information in this form is true and complete.

print name Sandra D Andersen capacity Company Secretary

**sign here** [signature] date 25/4/2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

No 14



## MUL:Updated Information in relation to transactions with ANZ

**Document date:** Tue 01 Oct 2002 **Published:** Tue 01 Oct 2002 10:32:31
**Document No:** 195626 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other
MULTIEMEDIA LIMITED 2002-10-01 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Further to the Company's announcement on 26 September, 2002, the Company now provides an update on the position with respect to the settlement of the transactions with Australia and New Zealand Banking Group Limited (ANZ).

Settlement of those transactions was not able to be effected prior to 1 October, 2002. In order to satisfy a condition precedent to settlement, the Company remains in the final stages of negotiations with a third party to secure purchase of 35,486,827 shares at a price of 1 cent each, which would be held by ANZ upon exercise of an option agreement disclosed to the market on 3 October, 2001.

From 1 October, 2002, the Company is not in compliance with a covenant in its loan facility with ANZ. The Company entered into further discussions with ANZ to obtain a temporary waiver of the non-compliance with this covenant in order to allow the Company to complete those settlement transactions with ANZ in the near future, and ANZ has granted a temporary waiver of the non-compliance until 31 October, 2002. ANZ has reserved its rights under the loan facility to take action after that date in respect of non-compliance with the covenant or at any time in respect of any other default

The directors will continue to keep the market fully informed of developments in this matter.

For additional information please contact:

Adrian Ballintine
CHIEF EXECUTIVE OFFICER
& GROUP MANAGING DIRECTOR
(03) 9603 3200
email shareholder@multimedia.com.

## MUL's ann: Additional Info.re: Transactions with ANZ

**Document date:** Tue 01 Oct 2002 **Published:** Tue 01 Oct 2002 18:44:10
**Document No:** 195692 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2002-10-01 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Earlier today the company advised of its receipt of a temporary waiver from the ANZ Bank regarding settlement transactions in relation to a loan with ANZ.

In order to keep the market fully informed of developments in this matter the company is pleased to advise that it has secured investors to satisfy a condition precedent to settlement, whereby 35,486,827 ANZ shares will be purchased at a price of 1 cent each.

The company also advises it will pay $600,000 to ANZ to extinguish the $3 million loan. Settlement will occur this month, and the company will be debt free save for trading creditors.

The investors Clinton and Dr Matthew Starr are very successful businessmen in their own rights.

Clinton has a long and distinguished history in Funds Management and International Marketing, having worked for AXA/National Mutual Funds Management for 27 years in Executive Management positions worldwide, prior to retirement. Clinton is currently a Management Consultant, a Director of the Australian Wheat Board - AWB (International) Limited, and a Director of a number of private companies.

Matthew has a comprehensive background in Banking, Financial Services, and computer hardware and software sales. Over the past 22 years Matthew has held various senior management positions with National Mutual Royal Bank, ANZ Bank, Stratus Computer, EMC Corporation, Computer Associates and co-founder of Switchcorp Pty Ltd - an electronic payment processing bureau with specialist skills in EFTPOS.

The Starr's have also made application for approximately 86 million shares in Multiemedia which will make them the company's largest shareholders when added to their ANZ purchase.

Recently Multiemedia advised of the formation of a subsidiary to conduct its Broadband Satellite business. Following discussions with several Asian based funds, the Board is confident of substantial investment shortly.

It is also Multimedia's intention to form a subsidiary with the Starr's to launch Switchcorp in order to take advantage of the recent relaxation of Reserve Bank rules.

Switchcorp will act as a value-added service provider and aggregator between a merchant (or group of merchants) and an acquiring bank that

clears the transactions.

Switchcorp's business is to create and maintain sophisticated EFTPOS solutions that have major appeal to new and existing EFTPOS merchants, while lowering the cost of transaction processing for the merchant.

The Directors believe that introduction of new investors, and the addition of Switchcorp will create significant benefits for Multiemedia's future. Additionally, the ANZ transaction will have a positive impact on profitability for the current quarter and will render the company debt free.

Mr Adrian Ballintine, Chief Executive Officer & Group Managing Director on (03) 9603 3200, or by email at shareholder@multiemedia.com

No 16

## ASIC Annual Audited A/cs



**Document date:** Tue 01 Oct 2002 **Published:** Tue 01 Oct 2002 19:51:36
**Document No:** 195697 **Document part:** A
**Market Flag:** N
**Classification:** Top 20 shareholders , Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement

MULTIEMEDIA LIMITED 2002-10-01 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
A full copy of the ASIC Annual Audited Accounts is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

COPY

RECEIVED

2004 JUL -2 A 9:39

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

1 October, 2002

Australia Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Annual Report**

As required, please find attached the Form 388 with attachments as required.

Yours faithfully,

SD Andersen
Company Secretary

(See Note 17 for Annual Report)

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, building name **or** PO Box no. Level 6
street number & name 412 Collins Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 )9603 3212
facsimile ( 03 )9600 2280
DX number suburb/city

ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

# copy of financial statements and reports

**form 388**
Corporations Act 2001
**294, 295, 298-300, 307, 308, 319, 321, 322**

Name Multiemedia Limited
ACN / ARBN / ARSN/PIN 003 237 303

## Reason for lodgement of statements and reports

tick the appropriate box

- [X] A public company **or** a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- [ ] A registered scheme* (B)
- [ ] Amendment of financial statements or directors' report (company) (C)
- [ ] Amendment of financial statements or directors' report (registered scheme)* (D)
- [ ] A large proprietary company that is not a disclosing entity (H)
- [ ] A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- [ ] A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- [ ] A prescribed interest undertaking that is a disclosing entity (K)

Financial year ended (d/m/y) 30 / 06 /2002 Date of Annual General Meeting (if applicable) 27 / 11 /2002

## Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?............................................................

## Auditor report

**Were the financial statements audited?** **Yes** [X] **No** [ ]

**If yes: Does the auditor's report** (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes [ ] No [X]
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes [ ] No [X]

**If no: Is there a class order exemption current for audit relief?** **Yes** [ ] **No** [ ]

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

## Details of current auditor*

The auditor can be a person or a firm.

**If a person**

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

**or**

**If a firm**

name of firm Ernst & Young

office Melbourne | level 16 | building name

street number & name 360 Elizabeth Street

suburb / city Melbourne | state / territory VIC | postcode 3000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 03/ 07 /2002

## Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
*profit and loss statement for the year*
*balance sheet as at the end of the year*
*statement of cash flows for the year*
*if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows*

Notes to financial statements (as per ss295(3))
*disclosures required by the regulations*
*notes required by the accounting standards*
*any other information necessary to give a true and fair view (see s297)*

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

## Certification

I certify that the attached documents marked ( A ) are a true copy of the annual reports required under Section 319.

print name Sandra D Andersen | capacity Company Secretary

**sign here** | date 1 Otcober, 2002

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

(18)

RECEIVED
2004 JUL -2 A 9:39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Appendix 3B - Cancellation of Unquoted Securities

**Document date:** Thu 03 Oct 2002 **Published:** Thu 03 Oct 2002 14:38:27
**Document No:** 195797 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2002-10-03 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Cancellation of 175,000 Unquoted Securities |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state: -
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration -

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) -

7. Dates of entering securities into uncertified holdings or despatch of certificates -

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 574,079,647 | Fully Paid Ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 37,725,001 | Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

 * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

 * There is no reason why those securities should not be granted quotation.

 * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

 * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

 * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

 * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to
ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that
they are (will be) true and complete.

S D Andersen
COMPANY SECRETARY
03/10/2002

No 19

## Annual Report & Top 20

**Document date:** Thu 24 Oct 2002 **Published:** Thu 24 Oct 2002 14:50:09
**Document No:** 196710 **Document part:** A
**Market Flag:** N
**Classification:** Annual Report , Top 20 shareholders , Full Year Accounts , Full Year Audit Review , Full Year Directors' Statement

MULTIEMEDIA LIMITED 2002-10-24 ASX-SIGNAL-G

HOMEX - Melbourne



++++++++++++++++++++++++

DISTRIBUTION OF SHAREHOLDERS

| NO OF SHARES HELD (ORDINARY) | NO OF SHAREHOLDERS |
|---|---|
| 1 - 1,000 | 341 |
| 1,001 - 5,000 | 1,904 |
| 5,001 - 10,000 | 1,293 |
| 10,001 - 100,000 | 2,153 |
| 100,001 and over | 610 |

TWENTY LARGEST SHAREHOLDERS
ORDINARY FULLY PAID SHARES

| NAME | NUMBER | % |
|---|---|---|
| Kathmandu Investments Pty Ltd | 62,515,769 | 10.89 |
| Jamif Pty Ltd | 35,242,310 | 6.14 |
| Micallef Plumbing Industries Pty Ltd | 17,142,857 | 2.99 |
| Lacemore Grange Pty Ltd | 16,360,225 | 2.85 |
| Ghazi Pty Ltd | 13,637,980 | 2.38 |
| Leverton Lodge Pty Ltd | 12,497,167 | 2.18 |
| Douglas Neil Adamson | 10,700,000 | 1.86 |
| Vulcan Ventures Inc | 7,924,885 | 1.38 |
| Anthony Poci | 7,607,150 | 1.33 |
| LJ Thomson Pty Ltd | 6,046,517 | 1.05 |
| Clarcount Services Pty Ltd | 6,000,000 | 1.05 |
| E-McGuire Pty Ltd | 6,000,000 | 1.05 |
| Dexapine Pty Ltd | 5,550,000 | 0.96 |
| DGJ Melbourne Pty Ltd | 5,000,000 | 0.87 |
| Ever Merry Investments Ltd | 4,771,629 | 0.83 |
| D'Alberto Developments Pty Ltd | 4,500,000 | 0.78 |
| Mark Ashley Noakes | 4,500,000 | 0.78 |
| Michael Corrente | 4,200,000 | 0.73 |
| Citicorp Nominees Pty Ltd | 4,012,000 | 0.70 |
| Sandra Dell Andersen | 3,700,000 | 0.64 |

A full copy of the Annual Report is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## Appendix 3B - New Issue

**Document date:** Fri 25 Oct 2002 **Published:** Mon 28 Oct 2002 17:51:57
**Document No:** 196880 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2002-10-25 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
*You must complete the relevant sections (attach sheets if there is not enough space).*

| | |
|---|---|
| 1. Class of securities issued or to be issued | ORD |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 86,861,947 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

| | |
|---|---|
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | - |
| 5. Issue price or consideration | 1.0 cent |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | (a) Retirement of indebtedness and working capital |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 25/10/2002 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully Paid Ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 37,725,001 | Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * *Section 724 or section 1016E of the Corporations Act does not* apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
MANAGING DIRECTOR
25/10/2002

No 21

## Notice of Annual General Meeting

RECEIVED
2004 JUL -2 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

**Document date:** Fri 25 Oct 2002 **Published:** Mon 28 Oct 2002 18:52:06
**Document No:** 196881 **Document part:** A
**Market Flag:** N
**Classification:** Notice of Annual General Meeting , Proxy Form
MULTIEMEDIA LIMITED 2002-10-25 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
LETTER FROM THE CHAIRMAN

On 27 November 2002, you will be asked to vote on four resolutions at the Company's Annual General Meeting.

These resolutions are detailed in this Notice of Annual General Meeting and in the Explanatory Memorandum attached to the Notice.

Each resolution is of importance to you as a shareholder.

In submitting the resolutions for your consideration, I believe special mention is appropriate in respect of resolution 4.

The Directors have carefully considered remuneration packages for Directors and have determined it is in the interests of the Company to create a mix of short term and long term incentives for Directors. In this regard, the level of fees has been considered as well as a package of options that provides a long term incentive for the provision of value to shareholders through increased value in your investment.

Accordingly, a structured options package in 2 or 3 tranches has been proposed with exercise prices being set at significant and increasing premiums to current market prices, I recommend you support this new package for Directors.

In addition, we seek your support for the issue of options to two new executives to the Group. These people bring significant skills to our group in a new business enterprise that promises to yield high margin earnings to your Company. The executives are key to the success of this new business opportunity and a remuneration package premised on the results from this new business is considered a fair and reasonable reward for the contribution to the Group upon which the package is premised.

The board and the employees highly appreciate your continued support and we look forward to seeing you at the meeting

J H Walker
NON-EXECUTIVE CHAIRMAN

NOTICE OF ANNUAL GENERAL MEETING

Notice is hereby given that the next Annual General Meeting ("AGM")

of Multimedia Limited ABN 12 003 232 303 ("Company") will be held as detailed immediately below.

| | |
|---|---|
| Date of AGM: | Wednesday 27 November 2002 |
| Venue: | ASX Theatrette<br>Australian Stock Exchange Limited<br>Stock Exchange Centre<br>Level 1, 530 Collins Street<br>Melbourne, Victoria, 3000 |
| Time: | 9:30 am |

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the AGM or returning your proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the AGM.

| | |
|---|---|
| Delivery or Mail | Multiemedia Limited Share Registry<br>Computershare Investor Services Pty Ltd<br>GPO Box 242<br>Melbourne, Victoria, 3001 |
| Facsimile | +61 3 9600 2280<br>Attention: The Company Secretary<br>Multimedia Limited |

ORDINARY BUSINESS

1. ADOPTION OF ACCOUNTS & REPORTS

To receive and consider the balance sheets and profit and loss accounts of the Company and its subsidiaries and the reports of the Company's directors and of the Company's auditor in respect of the year ended 30 June 2002.

2. APPOINTMENT OF DIRECTOR (ELWOOD CHARLES ELLISON III)

To elect as a director Elwood Charles Ellison III, who ceases to hold office pursuant to rule 56.2 of the constitution of the Company and being eligible, offers himself for re-election.

SPECIAL BUSINESS

3. Approval of Past Issue of Shares to Subscribers

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company ratify the past allotment and issue on 25 October 2002 of a total of 86,861,947 ordinary shares in the capital of the Company to the subscribers set out in section 3.1 of the explanatory memorandum to this notice of AGM."

4. APPROVAL OF THE ISSUE OF UNDULATED OPTIONS TO DIRECTORS AND EXECUTIVES

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue on 3 December 2002 of a total of 102,500,000 unquoted options to the directors and executives of the Company set out in section 3.2 of the explanatory memorandum to this notice of AGM."

OTHER BUSINESS

S. Other Business

To consider and transact any other business that may be legally brought forward.

COMPANY SECRETARY

A full copy of this announcement, including Explanatory Memorandum, is available in PDF format on www.asx.com.au. Alternatively it is available for purchase from ASX Customer Service on 1 300 300 279.

## No 22

## Becoming a substantial holder

**Document date:** Wed 30 Oct 2002 **Published:** Fri 01 Nov 2002 11:21:55
**Document No:** 197135 **Document part:** A
**Market Flag:** N
**Classification:** Becoming a substantial holder

MULTIEMEDIA LIMITED 2002-10-30 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

Clinton Starr became a substantial shareholder in Multiemedia Limited on 25/10/2002 with a relevant interest in the issued share capital of 665,941,594 ordinary shares (7.51%).

[redacted]

COPY

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

30 October, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Notice of initial substantial holder**

Please find attached the Form 603 received by our company today and lodged in accordance with requirements.

Yours faithfully,

AM Ballintine
Managing Director
Multiemedia Limited

# Form 603

**Corporations Act 2001**
**Section 671B**

## Notice of initial substantial holder

To Company Name/Scheme: Multiemedia Limited

ACN/ARSN: 003 237 303

**1. Details of substantial holder (1)**

Name: Clinton Starr

ACN/ARSN (if applicable):

The holder became a substantial holder on 25/10/2002

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Person's votes (5) | Voting power (6) |
|---|---|---|---|
| Ordinary Sec. | 665,941,594 | 50,000,000 | 7.51% |
| | | | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| Clinton Starr | legal & beneficial owner | 47.50 m. ord. shares |
| Sally Starr | associate of owner | 1.0m ord shares |
| Yolande Oakley | " " " " | 1.5m ord shares |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| Clinton Starr | Clinton Starr | Clinton Starr | 47.5m ord. |
| Sally Starr | Sally Starr | Sally Starr | 1.0 m ord. |
| Yolande Oakley | Yolande Oakley | Yolande Oakley | 1.5m ord |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| Clinton Starr | 25/10/02 | $475000 | | 47.5m ord. |
| Sally Starr | " " " | $10,000 | | 1.0m ord. |
| Yolande Oakley | " " " | $15000 | | 1.5m ord. |

**6. Associates**

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Sally Starr | Wife of Clinton Starr |
| Yolande Oakley | Wife of Executor to the Estate of Clinton & Sally Starr; Graham Oakley |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Clinton Starr | 23 Creswick St Brighton East Vic. 3187 |
| Sally Starr | " " " " " " " " |
| Yolande Oakley | 3/107 Harris St. Pyrmont NSW 2009 |

## Signature

print name Clinton Starr capacity Substantial Shareholder

sign here [signature] date 29/10/02

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person ( eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

**No 23**



## Settlement of ANZ Transaction/New Venture with Switchcorp

**Document date:** Fri 01 Nov 2002 **Published:** Mon 04 Nov 2002 16:38:39
**Document No:** 197285 **Document part:** A
**Market Flag:** N
**Classification:** Progress Report

MULTIEMEDIA LIMITED 2002-11-01 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

multiemedia limited ABN 12 003 237 303 ASX Code "MUL" Further to the Company's announcements on 26 September and 1 October, Multiemedia is pleased to announce that as at 31 October 2002, the proposed settlement with Australia and New Zealand Banking Group Limited has been completed.

The outcome of the transactions for the Company is a reduction in net liabilities of approximately $3,300,000 (including interest) offset by the cash payment of $600,000 to ANZ noted in the earlier announcements. Approximately $2.7 million will be contributed to earnings during the half-year ending 31 December, 2002. Capitalised interest on the loan facility will be reversed during the half year ending 31 December 2002.

"When the entire transaction with ANZ is considered, the relationship has been an extremely positive one for our Company, and overall, the Company has received $3,900,000, ahead of the scheduled payment times for the contingent penalty payments, effectively gaining early access to funds which were contingent in nature. This settlement, together with recent capital raisings, place Multiemedia in a solid position to move forward with a more robust balance sheet which will enable it to take advantage of new opportunities that are arising for Multiemedia," Managing Director, Adrian Ballintine said.

Multiemedia has also agreed the terms of a Heads of Agreement with the owners of Switchcorp Pty Ltd. The agreement will result in Multiemedia securing 51% of Switchcorp Pty Ltd following a capital raising in this proposed subsidiary and secure the services of two highly skilled and experienced executives in the area of electronic payments processing.

The Company does not anticipate it will be required to raise additional capital in Multiemedia to achieve this result.

Switchcorp aims to create an alternative electronic processing facility that will enable small business merchants to take advantage of value-added EFTPOS services not currently available to them in the Australian market. Switchcorp will be in a position to provide a unique and sustainable value proposition to the market.

Switchcorp's executives have successfully implemented many such installations for major Banks, Building Societies, and Retailers in the Australian and offshore markets over the past decade, and have developed a suite of software products which will integrate to accounting systems to increase the efficiencies in EFTPOS systems operated by merchants. Following the review by the Reserve Bank of

Australia in relation to the transparency of payments interchange fees relating to credit card transactions the current environment for the provision of electronic payments services is extremely favourable for the launch of this business. Switchcorp will hold the exclusive license for the distribution of this software worldwide, other than the South.Collins Hill Pacific Islands (other than New Zealand) and the Caribbean Islands, and a joint arrangement for mainland China.

"Switchcorp is a terrific opportunity for Multiemedia", Adrian Ballintine said, "not only do we secure an excellent business opportunity for our Company, but also the services of highly experienced executives, who have elected to prove their value to shareholders in terms of remuneration through the options package that has been included in the Notice of Annual General Meeting to shareholders. I encourage all shareholders to vote with the recommendations of the Board in this instance to ensure we are able to take advantage of this exciting opportunity ".

Adrian Ballintine
MANAGING DIRECTOR
(03) 9603 3200
or by email at shareholder@multiemedia.com.

No 24

## Appendix 3B-Executive Officer Option Plan No2

**Document date:** Fri 01 Nov 2002 **Published:** Tue 05 Nov 2002 11:38:35
**Document No:** 197310 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B



MULTIEMEDIA LIMITED 2002-11-01 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Unquoted Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 9,500,000<br>In addition this notice records the cancellation of 2,250,001 option issued to ANZ, following settlement of the transaction with ANZ |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Issued under Executive Officer Option Plan No 2<br><br>Exercise Price: $0.02<br>Expiry Date: in respect of 5,000,000 31 October 2002<br>In respect of 4,500,000 22 October 2002 |

| | |
|---|---|
| 4. Do the securities rank equally in all respects from the date of allotment with an existing class of quoted securities | Yes |
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5. Issue price or consideration | N/a |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Issued under the Company's Executive Officer Option Plan No 2. |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 1 November 2002 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 44,975,000 | Unquoted Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES

You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

    * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

    * There is no reason why those securities should not be granted quotation.

    * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

    * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

    * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

    * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
MANAGING DIRECTOR
01/11/2002

(25)

No 25



## Re-appointment of Group Managing Director & CEO

**Document date:** Wed 06 Nov 2002 **Published:** Thu 07 Nov 2002 16:12:37
**Document No:** 197455 **Document part:** A
**Market Flag:** N
**Classification:** Director Appointment/Resignation

MULTIEMEDIA LIMITED 2002-11-06 ASX-SIGNAL-
G

HOMEX - Melbourne

++++++++++++++++++++++++
The Board of Multiemedia Limited is delighted to announce they have entered into an agreement to continue to engage the services of Mr Adrian Ballintine as Group Managing Director & CEO for the next 2 years.

Mr Ballintine is a founder of Multiemedia and a significant shareholder.

His terms of employment are in accordance with industry standards.

J H Walker
CHAIRMAN
Multiemedia Limited

(26)

No 26

## Correction in relation to Unquoted Securities



**Document date:** Mon 11 Nov 2002 **Published:** Mon 11 Nov 2002 18:23:40
**Document No:** 197645 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2002-11-11 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

We refer to Appendix 3B lodged with your office on 1 November, 2002 and advise that in each instance the expiry date of Unquoted Options recorded in Item 3 of Part 1 of the Appendix 3B should be 2007, and not 2002 as contained in the abovementioned announcement.

A Ballintine
GROUP MANAGING DIRECTOR & CEO

No 027

## Change in Company Secretary



**Document date:** Mon 11 Nov 2002 **Published:** Mon 11 Nov 2002 19:12:21
**Document No:** 197646 **Document part:** A
**Market Flag:** N
**Classification:** Company Secretary Appointment/Resignation

MULTIEMEDIA LIMITED 2002-11-11 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia Limited announces that Managing Director, Adrian Ballintine will now also assume the role of Company Secretary from Sam Andersen.

"Sam has taken on additional duties in finance and general counsel activities over the past few months, and this has increased the work load to an unmanageable level," Mr Ballintine said. "This re-organisation of roles enables us to split the workload more evenly between the small number of members in our executive team. Sam retains her responsibilities in relation to Operations, Finance and General Counsel work."

For additional information please contact:

Adrian Ballintine, Managing Director on (03) 9603 3200, or by email at shareholder@multiemedia.com.

[redacted]

28

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

11 November, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Change in Office Holders**

As required, please find attached the Form 304 as required.

Yours faithfully,

Adrian Ballintine
Managing Director

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, business name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

COPY

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
**205B & 601CV(1)**

Notification of
# change to officeholders

corporation name Multiemedia Limited
ACN or ARBN 003 237 303

## New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

**family name** Ballintine **given names** Adrian Maxwell
former names
residential address 43 Bambra Road
suburb/city Caulfield North state/territory VIC postcode 3161
country (if not Australia)
date of birth (d/m/y) 29/ 11 /1955 place of birth (town/city) Melbourne (state/country) Victoria
office held & date appointed ☐ director / / ☒ secretary 23 / 10 / 2002
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)
office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

## Ceasing to hold office

family name Andersen given names Sandra Dell
date of birth (d/m/y) 25 / 06 / 1962 place of birth Maryborough, Queensland
date ceased (d/m/y) 23 / 10 / 2002 office held ☐ director ☒ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

family name given names
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

## Change of name or address of officeholder

**family name (previously notified)** **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

**family name (previously notified)** **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

***NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)***

## Signature

I certify that the information in this form is true and correct.

print name Adrian Maxwell Ballintine capacity Company Secretary

**sign here**  date 24 / 10 / 2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

**MULTIEMEDIA LIMITED**

**ACN 003 237 303**

**CONSENT TO ACT AS COMPANY SECRETARY**

I consent to act as Company Secretary of **Multiemedia Limited.**

I provide the following particulars required by section 205B(3) of the Corporations Act 2001:

Full Name: Adrian Maxwell Ballintine

Former names (if any): N/A

Residential Address: 43 Bambra Road, Caulfield North VIC

Particulars of my birth are

Date: 29 November, 1955

Place: Melbourne

Dated 23 October, 2002

..........................................

Sandra Andersen,
72 The Esplanade,
BRIGHTON VIC 3186

23 October, 2002

The Board of Directors
Multiemedia Limited
Level 6, Collins Hill House
412 Collins Street
Melbourne VIC 3000

Dear Sirs,

MULTIEMEDIA LIMITED

I hereby resign as Company Secretary of the Company with immediate effect.

Yours sincerely,

SD Andersen

(29)

RECEIVED
2004 JUL -2 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

## Director Appointment

**Document date:** Tue 12 Nov 2002 **Published:** Tue 12 Nov 2002 12:52:48
**Document No:** 197672 **Document part:** A
**Market Flag:** N
**Classification:** Director Appointment/Resignation

MULTIEMEDIA LIMITED 2002-11-12 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia Limited announces that Mr Clinton Starr will join the Company as a Non-Executive Director effective from today. Clinton holds a substantial shareholding in Multiemedia Limited.

"Clinton's experience in funds management and executive management and marketing will boost our skills at board level, and we are looking forward to his contribution which we believe will add significant value to our shareholders", Mr Adrian Ballintine, Managing Director said.

Clinton is also a Non Executive Director of AWB International Ltd (ASX Listed); Enviromulch Pty Ltd; Mulch-Tech Pty Ltd; Switchcorp Ltd.; and the Biological Farmers of Australia Co-op Ltd.

Clinton holds the following tertiary qualifications: Bachelor of Economics from Sydney University; Master of Business Administration from Macquarie University; and is currently completing a research thesis on small Australian entrepreneurial and family companies, for the Doctorate of Business Administration at RMIT.

Prior to leaving corporate employment in 1998, Clinton had 20 years experience in senior funds management roles both in Australia and in Europe, and 10 years experience in the international marketing of funds management products. His last position was Executive Director: Global Marketing and Sales with a leading funds management group. He has also undertaken a significant amount of strategic planning work, and has been a Director of numerous companies for the last 16 years, both in Australia and overseas.

Since 1998, and in addition to his Directorships and DBA, he has managed the family businesses with his wife Sally, which include a strategic consultancy to small/medium firms, certified organic farming and rural tourism. The wheat growers of Eastern Australia have elected him twice, in 1998 and 2002, to the Board of AWB International Ltd. He is also Chairman of the AWB International Compliance Committee.

For additional information please contact:

Adrian Ballintine
MANAGING DIRECTOR
(03) 9603 3200
email shareholder@multiemedia.com.

COPY

multiemedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

12 November, 2002

30

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Change in Office Holders**

As required, please find attached the Form 304 as required.

Yours faithfully,

Adrian Ballintine
Managing Director

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, business name or PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city Melbourne state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **304**
Corporations Act 2001
**205B & 601CV(1)**

Notification of

# change to officeholders

corporation name Multiemedia Limited
ACN or ARBN 003 237 303

## New appointment

Give details below of the person(s) who have consented in writing to become a director and/or secretary of the company. A public company must have a minimum of 3 directors (2 resident in Australia) and 1 secretary (resident in Australia). A proprietary company must have a minimum of 1 director (resident in Australia). The office of secretary is optional, but if appointed one must reside in Australia.

**family name** Starr **given names** Clinton Henry
former names
residential address 23 Creswick Street,
suburb/city East Brighton state/territory VIC postcode 3187
country (if not Australia)
date of birth (d/m/y) 6 / 8 /1947 place of birth (town/city) Sydney (state/country) Australia

office held & date appointed ☒ director 12 / 11 / 2002 ☐ secretary / /
alternate director ☐ alternate for : effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

**family name** **given names**
former names
residential address
suburb/city state/territory postcode
country (if not Australia)
date of birth (d/m/y) / / place of birth (town/city) (state/country)

office held & date appointed ☐ director / / ☐ secretary / /
alternate director ☐ alternate for: effective dates: from / / to / /

The Terms of Appointment of an Alternate Director must be provided with this notification. These are attached in the annexure marked ( ).
*See guide to this form for annexure requirements.*

## Ceasing to hold office

**family name** **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

**family name** **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

**family name** **given names**
date of birth (d/m/y) / / place of birth
date ceased (d/m/y) / / office held ☐ director ☐ secretary ☐ alternate director for:

## Change of name or address of officeholder

**family name (previously notified)** **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

**family name (previously notified)** **given names**
date of birth (d/m/y) / / Is this person also an **alternate director**? ☐ (please tick, if yes)

new name (if changed)
date of change (d/m/y) / /

new address (if changed) unit, level, building name
street number & name
suburb/city state/territory postcode
country (if not Australia) date of change (d/m/y) / /

***NB: If insufficient space, set out details in an annexure - Annexures must conform to requirements. (Refer Guide)***

## Signature

I certify that the information in this form is true and correct.

print name Adrian Ballintine capacity Managing Director

**sign here** date 12 / 11 /2002

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

1234 hrs 12 mins

(31)

## Ceasing to be a substantial holder

**Document date:** Wed 13 Nov 2002 **Published:** Wed 13 Nov 2002 18:01:25
**Document No:** 197779 **Document part:** A
**Market Flag:** N
**Classification:** Ceasing to be a substantial holder

MULTIEMEDIA LIMITED 2002-11-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

Kathmandu Investments Pty Ltd ceased to be a substantial shareholder in Multiemedia Limited on 01/11/2002.

COPY

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

13 November, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Ceasing to be a Substantial Shareholder**

As required, please find attached the Form 605 received by our company today.

Yours faithfully,

SD Andersen
Chief Operating Officer

# Form 605

**Corporations Act 2001**
**Section 671B**

## Notice of ceasing to be a substantial holder

To Company Name/Scheme Multiemedia Limited

ACN/ARSN 003 237 303

**1. Details of substantial holder(1)**

Name Kathmandu Investments Pty Ltd

ACN/ARSN (if applicable) 004 940 630

The holder ceased to be a substantial holder on 01 /11 /2002

The previous notice was given to the company on 05 /06 /2002

The previous notice was dated 05 /06 /2002

**2. Changes in relevant interests**

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change (4) | Consideration given in relation to change(5) | Class (6) and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 1/11/2002 | Kathmandu Inv- | Sale of Shares | $35,486.83 | ORD | 35,486,827 |
| | estments P/L | | | 35,486827 | |

**3. Changes in association**

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**4. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Kathmandu Investments Pty Ltd | C/O Allmand Partners, Level 7, 459 Collins Street |
| | Maelbourne VIC 3000 |

**Signature**

print name David Ross Allmand, capacity Secretary

sign here [signature] date 13 / 11 /2002

13 NOV '02 17:42 61 3 96298841 PAGE.002

(32)

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

13 November, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Discharge of Charges**

As required, please find attached the Forms 312 – Discharge or Release of Property from a Charge for the following companies.

Moby 6 Pty Ltd
ZoneWerx Pty Ltd
Multiemedia Limited

Yours faithfully,

SD Andersen
Chief Operating Officer

Small to Medium Business
3/388 Collins Street
Melbourne, 3000

Telephone (03) 9273 5215
Facsimile (03) 9273 4197

8 November 2002

The Directors
Multiemedia Ltd
6/412 Collins St
MELBOURNE VIC 3000

Dear Sir,

Re : Multiemedia Ltd
Zonewerx Pty Ltd
Moby 6 Pty Ltd

Please find attached the following "form 312" documents

No 826789
No 826786
No 826785

Please acknowledge receipt of these documents on the duplicate letter attached.

Yours faithfully

Paul Manley
Relationship Manager

MULTILTR3

ASIC registered agent number

lodging party or agent name

office, level, building name or PO Box no.

street number & name postcode

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. CASH. PROC. REQ-A REQ-P

Australian Securities & Investments Commission

form **312**

Notification of
## discharge or release of property from a charge

Corporations Law 269(1)

Corporation name (chargor) ZONEWERX PTY LTD

A.C.N. or A.R.B.N. A.C.N. 076 118 708

## Details of the registered charge

Provide ASIC charge number and/or State/Territory charge number if applicable

ASIC charge number 826786

or State/Territory in which charge was registered

and State/Territory charge number

## Details of the chargee

Person or corporation last entitled to the benefit of the charge (family & given names or corporation name & ACN or ARBN if applicable)

name **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED A.C.N.005 357 522**

Has the chargee changed its name since it was first entitled to the benefit of the charge? Yes ☐ No ☒

If yes former name (family & given names or corporation name)

name

## Details of the discharge or release of property

date of discharge or release (d/m/y) 04/11/02

(tick one box) extent of discharge ☒ paid or satisfied in full ☐ partial satisfaction

if partial satisfaction ☐ paid or satisfied to the extent of $

☐ paid or satisfied to the extent of $ and the property described below was released

☐ the property described below was released

description of the property released (if not a full discharge)

## Signature

**I am authorised to sign this form on behalf of the chargee and I certify that the information in this form is true and complete.**

print name RIZA HEALY capacity ACTING MANAGER SECURITIES

sign here [signature] date 04 / 11 / 2002

ASIC registered agent number
**lodging party or agent name**
office, level, building name or PO Box no.
street number & name — postcode
suburb/city — state/territory — postcode
telephone ( )
facsimile ( )
DX number — suburb/city

| ASS. | | REQ-A | |
|---|---|---|---|
| CASH. | | REQ-P | |
| PROC. | | | |

**Australian Securities & Investments Commission** — form **312**

Notification of
# discharge or release of property from a charge

Corporations Law 269(1)

Corporation name (chargor): MOBY 6 PTY LTD
A.C.N. or A.R.B.N.: A.C.N. 093 708 975

## Details of the registered charge

Provide ASIC charge number and/or State/Territory charge number if applicable
ASIC charge number 826785
or State/Territory in which charge was registered
and State/Territory charge number

## Details of the chargee

Person or corporation last entitled to the benefit of the charge (family & given names or corporation name & ACN or ARBN if applicable)

name **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED A.C.N.005 357 522**

Has the chargee changed its name since it was first entitled to the benefit of the charge? Yes ☐ No ☒
If yes former name (family & given names or corporation name)

name

## Details of the discharge or release of property

date of discharge or release (d/m/y) 04/11/02

(tick one box) extent of discharge ☒ paid or satisfied in full ☐ partial satisfaction

if partial satisfaction
☐ paid or satisfied to the extent of $
☐ paid or satisfied to the extent of $ and the property described below was released
☐ the property described below was released

description of the property released (if not a full discharge)

## Signature

**I am authorised to sign this form on behalf of the chargee and I certify that the information in this form is true and complete.**

print name RIZA HEALY — capacity ACTING MANAGER SECURITIES

**sign here** [signature] — date 04 / 11 / 2002

ASIC registered agent number

**lodging party or agent name**

office, level, building name or PO Box no.

street number & name postcode

suburb/city state/territory postcode

telephone ( )

facsimile ( )

DX number suburb/city

ASS. REQ-A
CASH. REQ-P
PROC.

Australian Securities & Investments Commission

form **312**

Notification of
**discharge or release of property from a charge**

Corporations Law
269(1)

Corporation name (chargor): MULTIEMEDIA LTD

A.C.N. or A.R.B.N.: A.C.N. 003 237 303

## Details of the registered charge

Provide ASIC charge number and/or State/Territory charge number if applicable

ASIC charge number 826789

or State/Territory in which charge was registered

and State/Territory charge number

## Details of the chargee

Person or corporation last entitled to the benefit of the charge (family & given names or corporation name & ACN or ARBN if applicable)

name **AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED A.C.N.005 357 522**

Has the chargee changed its name since it was first entitled to the benefit of the charge? Yes ☐ No ☒

If yes former name (family & given names or corporation name)

name

## Details of the discharge or release of property

date of discharge or release (d/m/y) 12/11/02

(tick one box) extent of discharge ☒ paid or satisfied in full ☐ partial satisfaction

if partial satisfaction
☐ paid or satisfied to the extent of $
☐ paid or satisfied to the extent of $ and the property described below was released
☐ the property described below was released

description of the property released
(if not a full discharge)

## Signature

**I am authorised to sign this form on behalf of the chargee and I certify that the information in this form is true and complete.**

print name GARVIN PEREIRA capacity ACTING MANAGER SECURITIES

**sign here** [signature] date 12/11/02

## Initial Director's Interest Notice

**Document date:** Fri 15 Nov 2002 **Published:** Fri 15 Nov 2002 14:02:01
**Document No:** 197892 **Document part:** A
**Market Flag:** N
**Classification:** Initial Director's Interest Notice

MULTIEMEDIA LIMITED 2002-11-15 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
INITIAL DIRECTOR'S INTEREST NOTICE

| | |
|---|---|
| Name of Company | Multiemedia Limited |
| ABN | 003 237 303 |

We (the entity) give the ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Clinton Henry Starr |
| Date of Appointment | 12/11/2002 |

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities

Ordinary Shares 47,500,000

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

| Name of holder & nature of interest | Number & class of securities |
|---|---|
| Yolande Lynette Oakley (Associate of Director) | Ordinary Shares 1,500,000 |
| Sally Ann Starr (Associate of Director) | Ordinary Shares 1,000,000 |

Part 3 - Director's interests in contracts

| | |
|---|---|
| Detail of contract | N/A |
| Nature of interest | - |
| Name of registered holder | |

(if issued securities) -

No. and class of securities to which interest relates -

34

## Becoming a substantial holder

**Document date:** Thu 21 Nov 2002 **Published:** Thu 21 Nov 2002 11:11:32
**Document No:** 198143 **Document part:** A
**Market Flag:** N
**Classification:** Becoming a substantial holder

```
MULTIEMEDIA LIMITED                             2002-11-21  ASX-SIGNAL-
G

HOMEX - Melbourne

+++++++++++++++++++++++++
Willow Horizon Pty Ltd became a substantial shareholder in
Multiemedia Limited on 25/10/2002 with a relevant interest in the
issued share capital of 40,782,925 ordinary shares (6.12%).
```

COPY

RECEIVED

2004 JUL -2 A 9:40

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

multiemedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

21 November, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Notification of Substantial Shareholding**

As required, please find attached the Form 603 in respect of the above.

Yours faithfully,

AM Ballintine
Director

# Form 603

**Corporations Act 2001**
**Section 671B**

## Notice of initial substantial holder

| | |
|---|---|
| To Company Name/Scheme | Multiemedia Limited |
| ACN/ARSN | 003 237 303 |

**1. Details of substantial holder (1)**

| | |
|---|---|
| Name | Willow Horizon Pty Ltd |
| ACN/ARSN (if applicable) | ACN 102 604 437 |

The holder became a substantial holder on 25/10/2002

**2. Details of voting power**

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

| Class of securities (4) | Number of securities | Person's votes (5) | Voting power (6) |
|---|---|---|---|
| Ordinary | 665,941, | 40,782, | 6.12% |
| | 594 | 925 | |

**3. Details of relevant interests**

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

| Holder of relevant interest | Nature of relevant interest (7) | Class and number of securities |
|---|---|---|
| Willow Horizon Pty Ltd | Owner of Shares in Trust | ORD 40,782,925 |
| | | |

**4. Details of present registered holders**

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

| Holder of relevant interest | Registered holder of securities | Person entitled to be registered as holder (8) | Class and number of securities |
|---|---|---|---|
| Willow Horizon P/L | Willow Horizon P/L | Willow Horizon P/L | 40,782,925 |
| | | | ORD |

**5. Consideration**

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

| Holder of relevant interest | Date of acquisition | Consideration (9) | | Class and number of securities |
|---|---|---|---|---|
| | | Cash | Non-cash | |
| Willow Horizon P/L | 25/10/2002 | $368,619 | | 36,861,947 |
| Wilow Horizon P/L | 1/11/2002 | $39,210 | | 3,920,978 |

**6. Associates**

*The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:*

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| | |
| | |

**7. Addresses**

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| Willow Horizon Pty Ltd | C/o Gilden Staub & Co, PO Box 102 Bondi Junction |
| | NSW 2022 |

## Signature

print name Dr. D Meyer capacity

sign here date 20 / 11 / 02

**DIRECTIONS**

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

35

## Chairman's AGM Address to Shareholders

**Document date:** Wed 27 Nov 2002 **Published:** Wed 27 Nov 2002 19:50:13
**Document No:** 198442 **Document part:** A
**Market Flag:** N
**Classification:** Chairman's Address to Shareholders

MULTIEMEDIA LIMITED 2002-11-27 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Thank you for your attendance this morning.

Our Company is in a very different position that it was at this time last year, and the Directors believe, confidently we have a business capable of, not only surviving, but also moving forward positively.

Whilst we reported a $16 million loss for the past year, we have written down our assets to appropriate carrying values, and have extracted ourselves from the majority of the past unsuccessful arrangements and investments the company held.

We have operating businesses that are now being tightly managed, have undergone significant reductions in personnel and expenditures, and are trading better than previously, despite the problems created as a result of September 11, tight credit insurance and tough market conditions.

The resolution of the ANZ transaction is a significant plus for us, eliminating our debt and allowing us to book a profit for the year to date.

We also have two significant new opportunities, firstly to improve and grow our existing satellite business, and secondly the acquisition of a majority share of the Switchcorp business.

We are in the process of raising capital in these subsidiary companies, and we are very confident in relation to the success of these capital raisings, which will present excellent opportunities for Multiemedia. We expect to be in a position to advise good news shortly in respect of these opportunities.

The structure of the Board and corporate governance has been a priority of mine, and we are delighted to have acquired the services of Chuck Ellison and Clinton Starr as directors. For too long the board has consisted of only one non-executive director, and these appointments rectify this situation.

In summary, we advise that we are in control of the businesses, and where they are going in technology distribution, web building software, web design and development, switching and satellite, and have achieved a good position moving forward through the elimination of parent company indebtedness, assets being held at sustainable values and profitability in the future.

I extend my thanks to my fellow directors, and the staff of our businesses, and remind shareholders that we have extended the

contract of Adrian Ballintine for two years to secure his services. I also thank you, our shareholders for your support and loyalty, which we are sure will be rewarded in the future.

For more information please contact:

Mr Adrian Ballintine, Managing Director on (03) 9603 3200,
or by email at shareholder@multiemedia.com.

## Notice of Proxies for Annual General Meeting

**Document date:** Wed 27 Nov 2002 **Published:** Wed 27 Nov 2002 20:00:06
**Document No:** 198443 **Document part:** A
**Market Flag:** N
**Classification:** Results of Meeting

MULTIEMEDIA LIMITED 2002-11-27 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

RE-ELECTION OF A DIRECTOR - ELWOOD CHARLES ELLISON LLL

| | |
|---|---|
| Votes where the proxy directed to vote 'for' the motion | 191,725,439 |
| Votes where the proxy was directed to vote 'against' the motion | 2,702,293 |
| Votes where the proxy may exercise a discretion how to vote | 2,687,938 |
| In addition, the number of votes where the proxy was directed to abstain from voting on the motion was | 0 |

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

APPROVAL OF PAST ISSUE OF SHARES TO SUBSCRIBERS

| | |
|---|---|
| Votes where the proxy directed to vote 'for' the motion | 192,757,661 |
| Votes where the proxy was directed to vote 'against' the motion | 1,682,171 |
| Votes where the proxy may exercise a discretion how to vote | 1,681,228 |
| In addition, the number of votes where the proxy was directed to abstain from voting on the motion was | 0 |

The motion was carried on a show of hands as an ordinary resolution.

APPROVAL OF THE ISSUE OF UNQUOTED OPTIONS TO DIRECTORS

| | |
|---|---|
| Votes where the proxy directed to vote 'for' the motion | 144,833,218 |
| Votes where the proxy was directed to vote 'against' the motion | 13,548,804 |

| | |
|---|---|
| Votes where the proxy may exercise a discretion how to vote | 1,604,728 |
| In addition, the number of votes where the proxy was directed to abstain from voting on the motion was | 0 |

The motion was carried on a show of hands as an ordinary resolution.

A M Ballintine
COMPANY SECRETARY

(37)



## Ceasing to be a substantial holder for MUL

**Document date:** Fri 29 Nov 2002 **Published:** Mon 02 Dec 2002 17:18:30
**Document No:** 198613 **Document part:** A
**Market Flag:** N
**Classification:** Ceasing to be a substantial holder

MULTIEMEDIA LIMITED 2002-11-29 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++++
Australia and New Zealand Banking Group Ltd ceased to be a substantial shareholder in MultiEmedia Limited on 31/10/2002.

No 036

RECEIVED

2004 JUL -2 A 9:40

OFFICE OF INTERNATIONAL CORPORATE FINANCE


**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com


12 December, 2002

Australian Securities & Investment Commission
Level 17, Cu Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Notification of Cessation of Substantial Shareholding**

As required, please find attached the Form 605 in respect of the above.

Yours faithfully,

AM Ballintine
Director

ANZ

Company Secretary's Office
Level 6, 100 Queen Street
Melbourne Vic 3000

Phone 03 9273 6141
Fax 03 9273 6142
www.anz.com

10 December 2002

Mr Adrian Ballintine
Company Secretary
Level 6 Collins Hill House
412 Collins Street
Melbourne VIC 3000

Dear Sir

**Notice of ceasing to be a substantial holder- MultiEmedia Limited**

As a result of its participation in the ING Australia joint venture, ANZ is regarded as ceasing to be a substantial holder in securities held by the joint venture for the purpose of the substantial holder notification requirements in the Corporations Act 2001.

Accordingly, enclosed please find Form 605 "Ceasing to be a substantial holder".

Yours faithfully

**Tim Paine**
**Company Secretary**

encl.

Form **605**

Corporations Act 2001

**Section 671B**

# Notice of ceasing to be a substantial holder

| | |
|---|---|
| To Company Name/Scheme | MultiEmedia Limited |
| ACN/ARSN | 003 237 303 |

**1. Details of substantial holder(1)**

| | |
|---|---|
| Name | Australia and New Zealand Banking Group Limited |
| ACN/ARSN (if applicable) | 005 357 522 |

The holder ceased to be a substantial holder on 31/10/02.
The previous notice was given to the company on 25/3/02.
The previous notice was dated 25/3/02.

This notice is given by ANZ on behalf of itself and each of the related bodies corporate of ANZ ("ANZ Subsidiaries") specified in the list of 5 pages annexed to this notice and marked Schedule 'A'.

## 2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest(2) of the substantial holder or an associate(3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

| Date of change | Person whose relevant interest changed | Nature of change(4) | Consideration given in relation to change(5) | Class(6) and number of securities affected | Person's votes affected |
|---|---|---|---|---|---|
| 31/10/02 | ANZ and each of the ANZ Subsidiaries | Pursuant to the exercise of options (by call notice, a copy of which is annexed to this notice and marked 'Schedule B') granted under the Share Sale Agreement dated 28 September 2001 (a copy of which is annexed to this notice and marked 'Schedule C'), an interest pursuant to section 608(8) in 35,486,827 ordinary shares by virtue of its option to acquire those shares is replaced by an interest pursuant to section 608(1) as the holder of 35,486,827 ordinary shares. | $35,486.83 | 35,486,827 Ordinary Shares | 35,486,827 |
| 31/10/02 | | Disposal of relevant interest by the sale of shares (a copy of the standard share transfer form for which is annexed to this notice and marked 'Schedule D') | $220,658.49 | 22,065,849 Ordinary Shares | 22,065,849 |
| 31/10/02 | | Disposal of relevant interest by the sale of shares (a copy of the standard share transfer form for which is annexed to this notice and marked 'Schedule E') | $95,000.00 | 9,500,000 Ordinary Shares | 9,500,000 |
| 31/10/02 | | Disposal of relevant interest by the sale of shares (a copy of the standard share transfer form for which is annexed to this notice and marked 'Schedule F') | $39,209.78 | 3,920,978 Ordinary Shares | 3,920,978 |

### 3. Changes in association

The persons who have become associates[3] of, ceased to be associates of, or have changed the nature of their association[7] with, the substantial holder in relation to voting interests in the company or scheme are as follows:

| Name and ACN/ARSN (if applicable) | Nature of association |
|---|---|
| Not Applicable | Not Applicable |

### 4. Addresses

The addresses of persons named in this form are as follows:

| Name | Address |
|---|---|
| ANZ | Level 6, 100 Queen Street, Melbourne VIC 3000 |
| ANZ Subsidiaries | As set out in the list of 6 pages annexed to this notice and marked "A" |

## Signature

print name Timothy Angus Paine capacity Secretary

sign here [signature] date 22 November 2002

### DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 4 of the form.

(2) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(3) See the definition of "associate" in section 9 of the Corporations Law.

(4) Include details of:

(a) any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(5) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

(6) The voting shares of a company constitute one class unless divided into separate classes.

(7) Give details, if appropriate, of the present association and any change in that association since the last substantial holding notice.

**This is the Annexure of 6 pages marked "A" referred to in the form 605 Notice of ceasing to be a substantial holder**

Signed by me and dated 22 November 2002

..........................................

Timothy Angus Paine - Secretary
Australia and New Zealand Banking Group Limited

## AUSTRALIA AND NEW ZEALAND BANKING GROUP LIMITED

## CONTROLLED ENTITIES

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Australia | AFT Investors Services Pty Ltd | | 1 |
| Australia | Alliance Holdings Limited | | 1 |
| American Samoa | Amerika Samoa Bank Inc. | | 22 |
| Australia | ANZcover Insurance Pty Ltd | | 1 |
| Australia | ANZASSS No. 2 (NMRBE) Pty Ltd | | 1 |
| Australia | ANZEST Pty Ltd | | 1 |
| Australia | ANZ Adelaide Group Pty Ltd | | 1 |
| Australia | ANZ Aircraft Finance Pty Ltd | | 1 |
| Australia | ANZ Capel Court Limite | | 2 |
| Australia | ANZIS Holdings Pty Ltd | 60% | 2 |
| Australia | Capel Court International Investments Pty Ltd | | 2 |
| Australia | Capel Court Management Limited | | 2 |
| Australia | Valuta Group Pty. Limited | | 2 |
| Australia | Valuta (No. 2) Pty. Limited | | 2 |
| Australia | Valuta Properties Pty. Limited | | 2 |
| Australia | ANZ Capital Hedging Pty Ltd | | 1 |
| Australia | ANZ Custodians Pty Ltd | | 1 |
| Delaware, USA | ANZ (Delaware) Inc. | | 3 |
| Australia | ANZ Executors & Trustee Company Limited | | 1 |
| Australia | ANZ Executors & Trustee Company (Canberra) Limited | | 1 |
| Australia | ANZ Financial Products Pty Ltd | | 2 |
| Australia | ANZ Funds Pty. Ltd. | | 1 |
| Samoa | ANZ Bank (Samoa) Limited | | 7 |
| New Zealand | ANZ Holdings (New Zealand) Limited | | 6 |
| New Zealand | ANZ Banking Group (New Zealand) Limited | | 6 |
| New Zealand | ANZ Investment Services (New Zealand) Limited | | 6 |
| New Zealand | ANZ Property Holdings Limited | | 6 |
| New Zealand | Bage Investments Limited | | 6 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| New Zealand | Endeavour Equities Limited | | 6 |
| New Zealand | Endeavour Finance Limited | | 6 |
| New Zealand | Tui Endeavour Limited | | 6 |
| New Zealand | Endeavour Securities Limited | | 6 |
| New Zealand | Tui Securities Limited | | 6 |
| New Zealand | UDC Finance Limited | | 6 |
| New Zealand | Loan Service Centre (NZ) Limited | | 6 |
| New Zealand | Truck Leasing Limited | | 6 |
| New Zealand | ANZ Vendor Solutions (New Zealand) Limited | | 6 |
| New Zealand | Eftpos New Zealand Limited | | 6 |
| New Zealand | Always There Limited | | 6 |
| Australia | Always There (Australia) Pty Limited | | 1 |
| Australia | EFT-POS Australia Pty Ltd | | - |
| New Zealand | Eklick New Zealand Limited | | 6 |
| Hong Kong | ANZ International (Hong Kong) Limited | | 17 |
| Hong Kong | ANZ Asia Limited | | 17 |
| Vanuatu | ANZ Bank (Vanuatu) Limited | | 8 |
| Vanuatu | Banque ANZ Pacifique Limited | | 17 |
| Vanuatu | La Serigne Limited | | 8 |
| Singapore | ANZ International Private Limited | | 15 |
| Singapore | ANZCOVER Pte. Ltd. | | 16 |
| Singapore | ANZ Singapore Limited | | 15 |
| Singapore | ANZ IPB Nominees Pte Ltd | | 15 |
| Singapore | Torridon Pte Ltd | | 15 |
| India | ANZ Information Technology Pvt Limited | | 9 |
| Pakistan | ANZ Pakistan (Private) Ltd | 95% | |
| Cook Islands | ANZ/V-Trac International Leasing Company | 95% | 20 |
| Kiribati | Bank of Kiribati Ltd | 75% | 24 |
| Australia | Binnstone Traders Pty Limited | | 1 |
| Australia | Deori Pty Ltd | | 1 |
| Delaware, USA | Ecomven LLC | | 25 |
| Australia | Ecomven (Australia) Pty Ltd | | 1 |
| Australia | LFD Limited | | 1 |
| Australia | GNPL Pty Ltd | | 1 |
| Australia | RFDL Pty Ltd | | 1 |
| England | Minerva Holdings Limited | | 14 |
| England | ANZEF Limited | | 14 |
| England | ANZEF Leasing No. 1 Limited | | 14 |
| England | ANZEF Leasing No. 2 Limited | | 14 |
| England | ANZ Emerging Markets Holdings Limited | | 14 |
| England | ANZ Securities (UK) Limited | | 14 |
| Netherlands | ANZ Eurofinance B.V. | | 4 |
| England | ANZ Global Nominees Limited | | 14 |
| England | ANZIM Limited | | 14 |

Annexure "A"

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Cayman Islands | ANZ International (Cayman Islands) Limited (in liquidation) | | 10 |
| Netherlands | ANZ Investments (UK) B.V. | | 23 |
| England | ANZ Leasing Limited | | 14 |
| England | ANZ Leasing (No. 2) Ltd | | 14 |
| England | ANZMB Limited | | 14 |
| England | ANZ McCaughan (UK) Limited (in liquidation) | | 14 |
| New York, USA | ANZ Securities Inc. | | 13 |
| England | Brandts Nominees Limited | | 14 |
| Netherlands | Grindlays Eurofinance B.V. | | 4 |
| Guernsey | Minerva Fund Management (Guernsey) Limited | | 27 |
| England | Minerva Nominees Limited | | 14 |
| England | Minerva Nominees (No.2) Limited | | 14 |
| England | Spey Industrials Limited | | 14 |
| Australia | Town & Country Land Holdings Pty Ltd | | 1 |
| Australia | Votraint No. 1103 Pty Limited | | 1 |
| Australia | ANZ General Partner Pty Ltd | | 2 |
| Australia | ANZ Holdings Pty Ltd | | 1 |
| Australia | ANZ Infrastructure Investments Limited | | 18 |
| Australia | ANZ Investment Holdings Pty Ltd | | 1 |
| Australia | 530 Collins Street Property Trust | | 1 |
| Australia | ANZ Investments Pty Ltd | | 1 |
| Australia | ANZ Leasing Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (ACT) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (NSW) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (NT) Pty. Ltd. | | 1 |
| Australia | ANZ Leasing (Vic) Pty. Ltd. | | 1 |
| Australia | ANZ Lenders Mortgage Insurance Pty. Limited | | 1 |
| New York, USA | ANZ Limited Partnership | | 13 |
| Australia | ANZ Margin Services Pty Limited | | 1 |
| Australia | ANZ MRP Pty Ltd | | 2 |
| Australia | ANZ Orchard Investments Pty Ltd | | 1 |
| Australia | ANZ Nominees Limited | | 1 |
| Brazil | ANZ Participacoes E Servicos Ltda | | 12 |
| England | ANZ Pensions (UK) Limited | | 14 |
| Australia | ANZ Properties (Australia) Pty Ltd | | 1 |
| Australia | Weelya Pty. Ltd. | | 1 |
| New York , USA | ANZ Realty Holdings (USA) Inc | | 13 |
| Australia | ANZ Rewards Pty Ltd | | 1 |
| Australia | ANZ Rewards No. 2 Pty Ltd | | 1 |

| Domicile | Australia and New Zealand Banking Group Limited | % Owned | Reg Office |
|---|---|---|---|
| Australia | ANZ Rural Products Pty Ltd | | 2 |
| Australia | ANZ Securities (Holdings) Limited | | 2 |
| Australia | ANZ Futures Limited | | 2 |
| Australia | ANZIB Specialist Asset Management Limited | | 2 |
| New Zealand | ANZ Securities (New Zealand) Limited | | 6 |
| New Zealand | ANZMAC Securities (New Zealand) Nominees Limited | | 6 |
| Delaware, USA | ANZ Securities (USA) Inc *(to be struck off)* | | 13 |
| Australia | ANZ Securities Limited | | 2 |
| Australia | ANZ Securities (Entrepot) Pty Ltd | | 2 |
| Australia | ANZ Securities (Nominee) Pty Ltd | | 2 |
| Australia | ANZ Underwriting Limited | | 2 |
| Australia | ANZ Technical Services Pty Ltd | | 1 |
| England | ANZ U.K. Dividends (AUD) Limited | | 14 |
| PNG | Australia and New Zealand Banking Group (PNG) Limited | | 19 |
| PNG | 8 & 9 Chester Street Ltd | | 19 |
| Jersey | Bellgrove Services Limited | | 11 |
| Australia | Bellinz Pty Ltd (proposed for deregistration) | | 1 |
| Australia | Eauto Pty Ltd | | 1 |
| Australia | Ecomel Pty. Limited | | 1 |
| Australia | Elgeba Pty. Limited | | 1 |
| Australia | E S & A Holdings Pty Ltd | | 1 |
| Australia | E S & A Properties (Australia) Pty Ltd (proposed for deregistration) | | 1 |
| Australia | Esanda Finance Corporation Limited | | 1 |
| Australia | ANZ Rental Solutions Pty Ltd | | 1 |
| Australia | ANZ Vendor Solutions Pty Limited | | 1 |
| Australia | ANZ Rental Solutions Pty Ltd (Formerly Essanda (Wholesale) Proprietary Limited) | | 1 |
| Australia | Fleet Partners Pty Limited | | 1 |
| Australia | Claric 246 Pty Ltd | | 1 |
| Australia | P L Lease Management Pty Ltd | | 1 |
| Australia | Loan Service Centre Pty Limited | | 1 |
| Australia | Mercantile Credits Pty Ltd | | 1 |
| Australia | ANZCAP Leasing Services Pty Ltd | | 1 |
| Australia | ANZCAP Leasing (Vic.) Pty. Ltd. | | 1 |
| Australia | FCA Finance Pty. Limited | | 1 |
| Australia | Analed Pty. Ltd. | | 1 |
| Australia | Crebb No 1 Pty Ltd | | 1 |
| Australia | Crebb No 2 Pty Ltd | | 1 |
| Australia | Crebb No 3 Pty Ltd | | 1 |
| Australia | Crebb No 4 Pty Ltd | | 1 |
| Australia | Crebb No 5 Pty Ltd | | 1 |

| **Domicile** | **Australia and New Zealand Banking Group Limited** | **% Owned** | **Reg Office** |
|---|---|---|---|
| Australia | Crebb No 6 Pty Ltd | | **1** |
| Australia | Crebb No 7 Pty Ltd | | **1** |
| Australia | Crebb No 8 Pty Ltd | | **1** |
| Australia | Crebb No 9 Pty Ltd | | **1** |
| Australia | Crebb No 10 Pty Ltd | | **1** |
| Australia | Crebb No 11Pty Ltd | | **1** |
| Australia | Crebb No 13 Pty Ltd | | **1** |
| Australia | Crebb No 14 Pty Ltd | | **1** |
| Australia | Crebb No 15 Pty Ltd | | **1** |
| Australia | G-BNWF Aircraft Pty Ltd | | **2** |
| Australia | G-BNWG Aircraft Pty Ltd | | **2** |
| Australia | G-BNWK Aircraft Pty Ltd | | **2** |
| Australia | G-BNWP Aircraft Pty Ltd | | **2** |
| Australia | Japan Australia Venture Capital Fund (MIC) Pty Ltd | | **1** |
| Australia | JIKK Pty Ltd | | **1** |
| Australia | NMRB Finance Limited *(In Liquidation)* | | **-** |
| Australia | NMRB Pty Ltd | | **1** |
| Australia | NMRSB Pty Ltd | | **1** |
| Indonesia | PT ANZ Panin Bank | **85** | **21** |
| Jersey | Sabeus Trade Services Limited | | **11** |
| England | The Bank of Australasia *(In Liquidation)* | | **-** |
| England | The London Bank of Australia *(In Liquidation)* | | **-** |
| England | The Union Bank of Australia Limited *(In Liquidation)* | | **-** |

**NOTES:**

All companies are 100% owned within the Group unless otherwise indicated.

* Controlled directly by ANZ, not shareholder.

Annexure "A"

## Registered Offices

1 Level 6, 100 Queen Street, Melbourne, **Australia 3000**

2 Level 12, 530 Collins Street, Melbourne, **Australia 3000**

3 C/O United States Corporation Company, 1013 Centre Road, Wilmington **Delaware USA 19805**

4 Burgemeester Rijnderslaan 10, 1185 Mc Amstelveen, **The Netherlands**

5 Sydney Vale House, Rue du Commerce, St Peter Port, **Guernsey, Channel Islands**

6. Level 15, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand

7. Beach Road, Apia, **Samoa**

8. C/O KPMG, KPMG House, Rue Pasteur, Port Villa, **Vanuatu**

9. Shariff Chamber, 14 Cunningham Road, Bangalore, **India 560052**

10. Ugland House, South Church Street, Grand Cayman, **Cayman Islands**

11. 15 Castle Street, St. Helier JE4 8ZH, Jersey, **Channel Islands**

12. Av - Rio Branco (Head Office) 01 Grupo 810 Rio de Janeiro RJ **Brazil**

13. 6th Floor, 1177 Avenue of the Americas, New York, **New York, USA 10036**

14. Minerva House, Montague Close, London, **SE1 9DH England**

15. 20 Raffles Place, #17-00 Ocean Towers, Singapore **048620**

16. 51 Bras Basah Road #08-03 Plaza by the Park, **Singapore 189554**

17. Suite 3101-3105, 27th Floor, One Exchange Square, 8 Connaught Place, **Central Hong Kong**

18. Level 11, 12 Moore Street, Canberra **ACT 2601**

19. Defens Haus, Cnr Champion Parade & Hunter Street, Port Moresby, **Papua New Guinea**

20. C/ Trust Net (Cook Islands) Limited, CIDB Building, Avarua Raratonga, **Cook Islands**

21. Ground & 1st Floor, Panin Bank Centre, JI Jend Sudirman (Senayan) Jakarta, **Indonesia, 10270**

22. Amerika Samoa Bank Building, Fagatogo, **American Samoa**

23. Groeselaan 18, 3521 CB Utrecht, **Netherlands**

24. PO Box 66, Bairiki, Tarawa, **Republic of Kiribati**

25. C/O The Corporation Trust Co, 1209 Orange Street, Wilmington, **Delaware, USA**

26. 347 Kent Street, Sydney, **Australia 2000**

27. Trafalgar Court, Admiral Park, St Peter Port, Guernsey, **Channel Islands**

This is the Annexure of 1 page marked "B" referred to in the form 605 — Notice of ceasing to be a substantial holder

Signed by me and dated 22 November 2002

……………………………

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

# Call Notice

To: Kathmandu Investments Pty Ltd ABN 72 004 940 630 (***Kathmandu***)

From: Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (***ANZ***)

I refer to the Share Sale Agreement dated on or around 28 September 2001 (the ***Share Sale Agreement***) between ANZ and Kathmandu.

Terms defined in the Share Sale Agreement have the same meaning in this Call Notice.

ANZ hereby gives notice of the exercise of the Call Option granted by you under clause 3.1 of the Share Sale Agreement.

Number of shares in MUL the subject of this Call Notice is: 35,486,827

Pursuant to clause 3.3 of the Share Sale Agreement, you must affect the transfer of the full legal and beneficial ownership of the shares specified in this Call Notice within 5 Business Days of the delivery of this Call Notice. You must duly execute a standard share transfer form in the form of Schedule 1 of the Share Sale Agreement and ANZ must pay to you the aggregate Exercise Price in respect of the shares transferred to ANZ.

Dated 31 October 2002.

**Signed** for and on behalf of
**Australia and New Zealand Banking Group Limited**
by its duly authorised representative
in the presence of:

| | |
|---|---|
| V. Pizer | Ted Kelly |
| Witness | Representative |
| VERONICA ANNE PIZER | Edward Kelly. |
| Name (please print) | Name (please print) |

12

This is the Annexure of 12 pages marked "C" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 22 November 2002

..............................

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

# Share Sale Agreement

Australia and New Zealand Banking Group Limited
ABN 11 005 357 522

and

Kathmandu Investments Pty Ltd
ABN 72 004 940 630

# Table of contents


| Clause | | Page |
|---|---|---|
| **1** | **Definitions and interpretation** | **2** |
| 1.1 | Definitions | 2 |
| 1.2 | Interpretation | 3 |
| **2** | **Sale and purchase of Shares** | **3** |
| 2.1 | Sale and purchase of Shares | 3 |
| 2.2 | Completion of share transfer | 3 |
| **3** | **Call Options** | **4** |
| 3.1 | Grant of Call Option | 4 |
| 3.2 | Exercise of Call Option | 4 |
| 3.3 | Completion of share transfer pursuant to exercise of Call Option | 4 |
| **4** | **Acknowledgments and undertakings** | **4** |
| **5** | **Representations and warranties** | **5** |
| 5.1 | Representations and warranties by Amad | 5 |
| 5.2 | Survival and repetition of representations and warranties | 5 |
| 5.3 | Reliance on representations | 5 |
| **6** | **General** | **5** |
| 6.1 | Governing law and jurisdiction | 5 |
| 6.2 | Further assurances | 6 |
| 6.3 | Amendment | 6 |
| 6.4 | Assignment | 6 |
| 6.5 | Waivers | 6 |
| 6.6 | Severability | 6 |
| 6.7 | Costs and expenses | 6 |
| 6.8 | Taxes | 7 |
| 6.9 | Notices | 7 |
| 6.10 | Entire agreement | 7 |
| 6.11 | Attorneys | 7 |
| 6.12 | Counterparts | 8 |
| **Schedule 1 – Standard Share Transfer Form** | | **9** |
| **Schedule 2 – Call Notice** | | **10** |
| **Execution clauses** | | **11** |

# This share sale agreement

is made on 28th September 2001 between the following parties:

1. **Australia and New Zealand Banking Group Limited**
   ABN 11 005 357 522
   of Level 6, 100 Queen Street, Melbourne VIC 3000
   (*ANZ*)

2. **Kathmandu Investments Pty Ltd**
   ABN 72 004 940 630
   (***Kathmandu***)

## Recitals

A. ANZ is the legal and beneficial owner of 47,315,769 ordinary shares in MUL (which is approximately 12.4% of the issued ordinary shares in MUL).

B. ANZ desires to sell these shares and has offered them to Kathmandu.

C. Kathmandu desires to purchase these shares.

D. The parties have agreed to the sale and purchase of these shares on the terms and conditions set out in this agreement.

**It is agreed as follows.**

## 1 Definitions and interpretation

### 1.1 Definitions

The following definitions apply in this agreement unless the context requires otherwise.

***Business Day*** means a day on which banks are generally open for business in Melbourne.

***Call Notice*** means a notice in substantially the form set out in Schedule 2.

***Call Option*** means the option to purchase ordinary shares in MUL, granted under clause 3.1.

***Exercise Period*** means the period commencing on the date of this agreement and ending 18 months thereafter.

***Exercise Price*** means 0.10 cents per share.

***MUL*** means MultiEmedia Limited ABN 12 003 237 303.

***Sale Price*** means 0.05 cents per share.

***Shares*** means the 47,315,769 ordinary shares in MUL owned by ANZ as at the date of this agreement.

### 1.2 Interpretation

In this agreement, unless the context requires otherwise:

(a) headings are for convenience only and do not affect the interpretation of this agreement;

(b) words importing the singular include the plural and vice versa;

(c) words importing a gender include any gender;

(d) an expression importing a natural person includes any company, partnership, joint venture, association, corporation or other body corporate;

(e) references to clauses, parties, annexures, exhibits and schedules are references to clauses of, and parties, annexures, exhibits and schedules to, this agreement;

(f) a reference to any statute, regulation, proclamation, ordinance or by-law includes all statutes, regulations, proclamations, ordinances or by-laws varying, consolidating or replacing them, and a reference to a statute includes all regulations, proclamations, ordinances and by-laws issued under that statute;

(g) a reference to a party to any document includes that party's successors and permitted assigns;

(h) a covenant or agreement on the part of two or more persons binds them severally;

(i) where the day on or by which any thing is to be done is not a Business Day, that thing must be done on or by the next following Business Day;

(j) a reference to a document includes any amendment or supplement to, or replacement or novation of, that document.

## 2 Sale and purchase of Shares

### 2.1 Sale and purchase of Shares

ANZ sells to Kathmandu, and Kathmandu purchases from ANZ, the Shares for the Sale Price for each share (totalling $23,657.89) and the Call Option granted under clause 3.1.

### 2.2 Completion of share transfer

Completion of the transfer of the Shares will take place contemporaneously with the execution of this agreement. The parties must duly execute a standard share transfer form in the form of Schedule 1 and Kathmandu must pay to ANZ the aggregate Sale Price (totalling $23,657.89) in respect of the Shares.

# 3 Call Options

## 3.1 Grant of Call Option

In consideration for the sale of the Shares to Kathmandu under clause 2.1, Kathmandu grants to ANZ an option to purchase from Kathmandu up to 35,486,827 shares in MUL on the terms set out in clauses 3.2 and 3.3.

## 3.2 Exercise of Call Option

ANZ may exercise partially or wholly the Call Option at any one or more times during the Exercise Period by delivering to Kathmandu a completed Call Notice. The Call Notice must:

(a) be given to Kathmandu during the Exercise Period; and

(b) specify the number of shares to which the Call Notice applies.

The partial exercise of a Call Option in accordance with this clause does not preclude a further partial exercise of that Call Option at some other time within the Exercise Period.

## 3.3 Completion of share transfer pursuant to exercise of Call Option

If ANZ exercises the Call Option in accordance with clause 3.2, Kathmandu and ANZ must effect the transfer of the full legal and beneficial ownership of the shares specified in the Call Notice within 5 Business Days of the delivery of the Call Notice. ANZ and Kathmandu must duly execute a standard share transfer form in the form of Schedule 1 and ANZ must pay to Kathmandu the aggregate Exercise Price in respect of the shares transferred to ANZ.

# 4 Acknowledgments and undertakings

(a) Kathmandu acknowledges and confirms that it has not entered into this agreement in reliance on any representation, warranty, promise or statement made by ANZ or any person on behalf of ANZ, including in relation to any taxation consequences.

(b) Unless Kathmandu has obtained the prior written consent of ANZ, Kathmandu undertakes not to sell, transfer, encumber, pledge, assign or in any other way deal with, either directly or indirectly, at any time prior to 30 September 2002, the Shares that it will acquire from ANZ under clause 2 of this agreement.

# 5 Representations and warranties

## 5.1 Representations and warranties by Kathmandu

Kathmandu represents and warrants that:

(a) **registration**: it is a corporation as that expression is defined in the Corporations Act having limited liability, registered (or taken to be registered) and validly existing under the Corporations Act;

(b) **corporate power**: it has the corporate power to own its assets and to carry on its business as it is now being conducted;

(c) **authority**: it has full power and authority to enter into and perform its obligations under, and as contemplated by, this agreement;

(d) **authorisations**: it has taken all necessary action to authorise the execution, delivery and performance of this agreement in accordance with its terms;

(e) **binding obligation**: this agreement constitutes its legal, valid and binding obligation, this agreement is enforceable in accordance with its terms, subject to principles of equity;

(f) **transaction permitted**: its execution, delivery and performance of this agreement does not and will not violate, breach or result in a contravention of:

(1) any law, regulation or authorisation;

(2) its constitution or other constituent documents;

(3) any encumbrance or document which is binding upon it.

## 5.2 Survival and repetition of representations and warranties

The representations and warranties given in clause 5.1:

(a) survive the execution of this agreement; and

(b) are regarded as repeated on the first day of each month during the term of this agreement with respect to the facts and circumstances then subsisting.

## 5.3 Reliance on representations

Kathmandu acknowledges that ANZ is relying on representations and warranties made to it in connection with this agreement.

# 6 General

## 6.1 Governing law and jurisdiction

(a) This agreement is governed by the laws of Victoria.

(b) Each party irrevocably submits to the non-exclusive jurisdiction of the courts of Victoria.

### 6.2 Further assurances

Each party must do all things and execute and deliver all further documents and do all things necessary or appropriate to give full effect to this agreement.

### 6.3 Amendment

This agreement may only be amended or supplemented in writing signed by the parties.

### 6.4 Assignment

No party may assign or transfer all or any part of its rights or obligations under this agreement without the prior consent of each other party, such consent not to be unreasonably withheld.

### 6.5 Waivers

No failure or delay on the part of any party in exercising any right, remedy or power under this agreement shall operate as a waiver thereof, nor shall any single or partial exercise or enforcement of any such right, remedy or power preclude any other or further exercise thereof, or the exercise of any other right, remedy or power. The rights and remedies provided in this agreement are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law.

### 6.6 Severability

Should any one or more provisions of this agreement be determined to be invalid, illegal, unenforceable or of no effect, such provisions shall be ineffective to the extent of such invalidity, illegality, unenforceability or ineffectiveness without invalidating the remaining provisions of this agreement or affecting the validity, legality, enforceability or effectiveness of such provisions.

### 6.7 Costs and expenses

(a) Each party must pay its own costs and expenses of and incidental to the negotiation, preparation and execution of this agreement.

(b) Kathmandu must pay and is responsible for all stamp duty payable on or in respect of this agreement and any transaction contemplated by this agreement.

## 6.8 Taxes

All taxes, stamp duties and other government charges arising in relation to share transfers and the granting of the call options contemplated by this agreement will be payable by Kathmandu when it is primarily liable for same according to law.

## 6.9 Notices

Any notice or other communication including, but not limited to, any request, demand, consent or approval, to or by a party to this agreement:

(a) must be in writing addressed as shown below:

(1) if to ANZ:

Address: Level 12, 100 Queen Street, Melbourne, Vic 3000
Attention: Veronica Pizer
Facsimile: (03) 9273 6897

(2) if to Kathmandu:

Address: C/- Allmand Jones & Partners
Level 7
459 Collins Street
Melbourne Victoria 3000

or to any other address specified by any party to the sender by notice;

(b) must be signed under the signature of the sender or, in ANZ's case, an officer of ANZ;

(c) is taken to be given by the sender and received by the addressee:

(1) if by delivery in person, when delivered to the addressee;

(2) if by post, 3 Business Days from and including the date of posting; or

(3) if by facsimile, when received by the addressee,

but if the delivery or receipt is on a day which is not a Business Day or is after 4.00pm (addressee's time), it is taken as duly given on the next Business Day.

## 6.10 Entire agreement

This agreement constitutes the entire agreement and understanding between the parties concerning the subject matter of this agreement.

## 6.11 Attorneys

Each attorney who executes this agreement on behalf of a party declares that the attorney has no notice of any revocation, suspension or variation of the power of attorney under the authority of which the attorney executes this agreement.

## 6.12 Counterparts

(a) This agreement may be executed in any number of counterparts.

(b) All counterparts, taken together, constitute one instrument.

(c) A party may execute this agreement by signing any counterpart.

# Schedule 1 – Standard Share Transfer Form

| STANDARD SHARE TRANSFER FORM | | |
|---|---|---|
| For Non-Market Transactions<br>Affix Stamp Duty Here | | |
| FULL NAME OF CORPORATION (and ACN or ARBN if applicable) | MultiEmedia Limited ABN 12 003 237303 | |
| JURISDICTION OF INCORPORATION | Victoria | |
| DESCRIPTION OF SECURITIES | Ordinary shares (fully paid) | |
| QUANTITY | Words:<br>Figures: | |
| FULL NAME(S) OF TRANSFEROR(S) (SELLER[S]) | | |
| CONSIDERATION | | Date of Purchase: |
| FULL NAME(S) OF TRANSFEREE(S) (BUYER[S]) | | |
| FULL ADDRESS OF TRANSFEREE(S) (BUYER[S]) | | |
| STATEMENT UNDER SECTION 1096A (non-listed companies only): | Under section 1096A of the Corporations Law, the transferee states that upon registration of this transfer it will hold the securities: | BENEFICIALLY/~~NON-BENEFICIALLY~~<br>(Please delete whichever is not applicable) |

I/We the registered holder(s) and undersigned transferor(s)/seller(s) for the above consideration transfer to the transferee(s)/buyer(s) named above the securities as specified above standing in my/our name(s) in the books of the corporation named above, subject to the several conditions on which I/we held those securities at the time of signing and I/we the transferor(s)/buyer(s) named above agree to accept those securities on the same conditions.

I/We have not received any notice of revocation of the Power of Attorney by death of the grantor or otherwise, under which this transfer is signed.

| | | | |
|---|---|---|---|
| SIGNATURE OF TRANSFEROR(S) (SELLER) | **SIGNED** for & on behalf of<br><br>Signature<br>Name | Signature<br>Name | FOR REGISTRAR USE |
| DATE SIGNED | / /200# | | |
| SIGNATURE OF TRANSFEREE(S) (BUYER) | **SIGNED** for & on behalf of<br><br>Signature<br>Name | Signature<br>Name | |
| DATE SIGNED | / /200# | | |

## Schedule 2 – Call Notice

# Call Notice

To: Kathmandu Investments Pty Ltd ABN 72 004 940 630 (***Kathmandu***)

From: Australia and New Zealand Banking Group Limited ABN 11 005 357 522 (***ANZ***)

I refer to the Share Sale Agreement dated on or around 28 September 2001 (the ***Share Sale Agreement***) between ANZ and Kathmandu.

Terms defined in the Share Sale Agreement have the same meaning in this Call Notice.

ANZ hereby gives notice of the exercise of the Call Option granted by you under clause 3.1 of the Share Sale Agreement.

Number of shares in MUL the subject of this Call Notice is:............................

Pursuant to clause 3.3 of the Share Sale Agreement, you must effect the transfer of the full legal and beneficial ownership of the shares specified in this Call Notice within 5 Business Days of the delivery of this Call Notice. You must duly execute a standard share transfer form in the form of Schedule 1 of the Share Sale Agreement and ANZ must pay to you the aggregate Exercise Price in respect of the shares transferred to ANZ.

Dated

**Signed** for and on behalf of
**Australia and New Zealand Banking Group Limited**
by its duly authorised representative
in the presence of:

| | |
|---|---|
| Witness | Representative |
| Name (please print) | Name (please print) |

## Execution clauses

Executed as an agreement:

**Signed** for and on behalf of
**Australia and New Zealand Banking Group Limited**
by its duly authorised representative
in the presence of:

| | |
|---|---|
| [signature] | [signature] |
| Witness | Representative |
| S. CHELVENDRA | PETER JOHN OSWIN HAWKINS |
| Name (please print) | Name (please print) |

**Signed** for and on behalf of
**Kathmandu Investments Pty Ltd**
by its duly authorised representative
in the presence of:

| | |
|---|---|
| V. Pizer | C. Macek |
| Witness | Charles Macek |
| VERONICA ANNE PIZER | |
| Name (please print) | |

This is the Annexure of 1 page marked "D" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 12 November 2002

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

# STANDARD SHARE TRANSFER FORM

For Non-Market Transactions
Affix Stamp Duty Here

| | | |
|---|---|---|
| FULL NAME OF CORPORATION (and ACN or ARBN if applicable) | MultiEmedia Limited ABN 12 003 237303 | |
| JURISDICTION OF INCORPORATION | Victoria | |
| DESCRIPTION OF SECURITIES | Ordinary shares (fully paid) | |
| QUANTITY | Words: Twenty-two million, and sixty-five thousand, eight hundred and forty-nine<br>Figures: 22,065,849 | |
| FULL NAME(S) OF TRANSFEROR(S) (SELLER[S]) | Australia and New Zealand Banking Group Limited ABN 11 005 357 522 | |
| CONSIDERATION | $220,658.49 | Date of Purchase: 31 October 20( |
| FULL NAME(S) OF TRANSFEREE(S) (BUYER[S]) | Wendy Starr as trustee for the Starr Family Trust | |
| FULL ADDRESS OF TRANSFEREE(S) (BUYER[S]) | 72 Coventry Street, Southbank VIC | |
| STATEMENT UNDER SECTION 1096A (non-listed companies only): | Under section 1096A of the Corporations Law, the transferee states that upon registration of this transfer it will hold the securities: | ~~BENEFICIALLY~~/NON-BENEFICIALL<br>(Please delete whichever is not applicable) |

I/We the registered holder(s) and undersigned transferor(s)/seller(s) for the above consideration transfer to the transferee(s)/buyer(s) named ab the securities as specified above standing in my/our name(s) in the books of the corporation named above, subject to the several conditions on I/we held those securities at the time of signing and I/we the transferor(s)/buyer(s) named above agree to accept those securities on the same conditions.

I/We have not received any notice of revocation of the Power of Attorney by death of the grantor or otherwise, under which this transfer is signe

| | | | |
|---|---|---|---|
| SIGNATURE OF TRANSFEROR(S) (SELLER) | SIGNED for & on behalf of Australia & New Zealand Banking Group Limited<br>V. Pizer<br>~~Signature~~ Witness VERONICA ANNE PIZER<br>Name | Signature<br>Edward Kelly<br>Name | FOR REGIS USE |
| DATE SIGNED | 31 /10 /2002 | | |
| SIGNATURE OF TRANSFEREE(S) (BUYER) | SIGNED for & on behalf of the Starr Family Trust Trust<br>Signature<br>Name Wendy Starr Trustee | | |
| DATE SIGNED | 31 /10 /2002 | | |

This is the annexure of 1 page marked "E" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 22 November 2002

..............................

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

# STANDARD SHARE TRANSFER FORM

For Non-Market Transactions
Affix Stamp Duty Here

| | | |
|---|---|---|
| FULL NAME OF CORPORATION (and ACN or ARBN if applicable) | MultiEmedia Limited ABN 12 003 237303 | |
| JURISDICTION OF INCORPORATION | Victoria | |
| DESCRIPTION OF SECURITIES | Ordinary shares (fully paid) | |
| QUANTITY | Words: Nine million five hundred thousand<br>Figures: 9,500,000 | |
| FULL NAME(S) OF TRANSFEROR(S) (SELLER[S]) | Australia and New Zealand Banking Group Limited ABN 11 005 357 522 | |
| CONSIDERATION | $95,000.00 | Date of Purchase: 31 October 20 |
| FULL NAME(S) OF TRANSFEREE(S) (BUYER[S]) | Wendy Starr as trustee for the Starr Family Trust | |
| FULL ADDRESS OF TRANSFEREE(S) (BUYER[S]) | 72 Coventry Street, Southbank VIC | |
| STATEMENT UNDER SECTION 1096A (non-listed companies only): | Under section 1096A of the Corporations Law, the transferee states that upon registration of this transfer it will hold the securities: | ~~BENEFICIALLY~~/NON-BENEFICIAL<br>(Please delete whichever is not applicable) |

I/We the registered holder(s) and undersigned transferor(s)/seller(s) for the above consideration transfer to the transferee(s)/buyer(s) named al the securities as specified above standing in my/our name(s) in the books of the corporation named above, subject to the several conditions or I/we held those securities at the time of signing and I/we the transferor(s)/buyer(s) named above agree to accept those securities on the same conditions.

I/We have not received any notice of revocation of the Power of Attorney by death of the grantor or otherwise, under which this transfer is sign

| | | | |
|---|---|---|---|
| SIGNATURE OF TRANSFEROR(S) (SELLER) | SIGNED for & on behalf of Australia & New Zealand Banking Group Limited<br>V. Pizer<br>~~Signature~~ Witness<br>VERONICA ANNE PIZER<br>Name | Signature<br>Edward Kelly<br>Name | FOR REGIS USE |
| DATE SIGNED | 31 / 10 /2002 | | |
| SIGNATURE OF TRANSFEREE(S) (BUYER) | SIGNED for & on behalf of the Starr Family Trust.<br>Trust<br>Signature<br>Name Wendy Starr Trustee | | |
| DATE SIGNED | 31 /10 /2002 | | |

This is the Annexure of 1 page marked "F" referred to in the form 605 Notice of ceasing to be a substantial holder

Signed by me and dated 12 November 2002

..................................

Timothy Angus Paine – Secretary

Australia and New Zealand Banking Group Limited

## STANDARD SHARE TRANSFER FORM

For Non-Market Transactions
Affix Stamp Duty Here

| | | | |
|---|---|---|---|
| **FULL NAME OF CORPORATION (and ACN or ARBN if applicable)** | MultiEmedia Limited ABN 12 003 237303 | | |
| **JURISDICTION OF INCORPORATION** | Victoria | | |
| **DESCRIPTION OF SECURITIES** | Ordinary shares (fully paid) | | |
| **QUANTITY** | Words: Three million, nine hundred and twenty thousand, nine hundred and seventy-eight<br>Figures: 3,920,978 | | |
| **FULL NAME(S) OF TRANSFEROR(S) (SELLER[S])** | Australia and New Zealand Banking Group Limited ABN 11 005 357 522 | | |
| **CONSIDERATION** | $39,209.78 | Date of Purchase: | October 2002 |
| **FULL NAME(S) OF TRANSFEREE(S) (BUYER[S])** | Willow Horizon Pty Limited ACN 102 604 437 as trustee for The Bjorn Trust | | |
| **FULL ADDRESS OF TRANSFEREE(S) (BUYER[S])** | c/o Gliden Staub & Co, PO Box 102, Bondi Juinction NSW 2022 | | |
| **STATEMENT UNDER SECTION 1096A (non-listed companies only):** | Under section 1096A of the Corporations Law, the transferee states that upon registration of this transfer it will hold the securities: | BENEFICIALLY/~~NON-BENEFICIALLY~~<br>(Please delete whichever is not applicable) | |

*I/We the registered holder(s) and undersigned transferor(s)/seller(s) for the above consideration transfer to the transferee(s)/buyer(s) named above the securities as specified above standing in my/our name(s) in the books of the corporation named above, subject to the several conditions on which I/we held those securities at the time of signing and I/we the transferor(s)/buyer(s) named above agree to accept those securities on the same conditions.*

*I/We have not received any notice of revocation of the Power of Attorney by death of the grantor or otherwise, under which this transfer is signed.*

| | | | |
|---|---|---|---|
| **SIGNATURE OF TRANSFEROR(S) (SELLER)** | SIGNED for & on behalf of Australia and New Zealand Banking Group Limited | | FOR REGISTRAR USE |
| | ~~Signature~~ Witness VERONICA ANNE PIZER<br>Name | Signature<br>Edward Kelly.<br>Name | |
| **DATE SIGNED** | 31 / 10 /2002 | | |
| | SIGNED for & on behalf of Willow Horizon Pty Ltd atf The Bjorn Trust. | | |
| | Signature<br>David Margon for Willow Horizon Pty Limited as a trustee for The Bjorn Trust<br>Name | Signature<br><br>Name | |
| **DATE SIGNED** | 25/ 10 /2002 | | |

RECEIVED
2004 JUL -2 A 9:40
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

139

## Ceasing to be a substantial holder

**Document date:** Fri 13 Dec 2002 **Published:** Fri 13 Dec 2002 17:47:41
**Document No:** 199197 **Document part:** A
**Market Flag:** N
**Classification:** Ceasing to be a substantial holder

MULTIEMEDIA LIMITED 2002-12-13 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++
Kathmandu Investments Pty Ltd ceased to be a substantial shareholder in Multiemedia Limited on 01/11/2002.

(39)

## Multiemedia Alliance Partner to Launch Satellite NSS-6

**Document date:** Tue 17 Dec 2002 **Published:** Tue 17 Dec 2002 19:41:48
**Document No:** 199317 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2002-12-17 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Rural and regional communities across Australia and the Asia-Pacific region will reap the benefits of high-speed broadband internet services with the launch of New Skies Satellite NV pan-Asian satellite NSS-6 tomorrow.

'Our patience, planning and forward thinking strategy should produce significant dividends for Multiemedia and its shareholders. This is a very important event for the delivery of broadband content to rural and regional Australia and transmission to the Asia-Pacific region,' says Mr Adrian Ballintine, Managing Director, Multiemedia Limited.

Multiemedia Limited and its subsidiary Australasian Broadband Services Ltd (ABS) have formed strategic alliances with New Skies Satellites, ViaSat, IP Access International, and Advanced Projects for the supply of products and services in Australia and export to the Asia-Pacific region.

Together with its alliance partners, ABS will rollout a state of the art, next generation broadband infrastructure that enables targeting of multiple satellites and provision of the fastest uplink services currently available in Australia.

Mr Charles D'Alberto, National Sales Manager, Australasian Broadband Services says that over 3.5 million people in rural communities across Australia will benefit from this technology, as well as tens of millions of people across the Asia-Pacific region.

'That includes schools, hospitals, Government services, educational institutions, small & business sized enterprises and internet service providers. These customers have not been well serviced by our competitors,' says Mr D'Alberto.

As cornerstone partners, Mr Ballintine and Mr D'Alberto from Multiemedia Ltd/Australasian Broadband Services Ltd have been invited to travel to Washington DC to participate in the official ceremony held at the French Embassy on Tuesday 17 December 2002. While in Washington they will finalise long-term contracts for the delivery of these new services.

ABS are currently planning to launch new high-speed broadband services for customers in February 2003.

BACKGROUND -

NSS-6 is an A2100AX model satellite built by Lockheed Martin

Commercial Space Systems and is equipped with 60 36 MHz equivalent Ku-band transponders. The satellite will operate from New Skies' new orbital slot of 95 degrees east latitude across six coverage beams: Australia, the Middle East and Southern Africa, the Indian subcontinent, China, Northeast Asia and Southeast Asia.

The comprehensive, high-power Ku-band coverage of NSS-6 and New Skies' complementary in-orbit global fleet allow for video, data, internet, and other broadband transmissions throughout Asia, while also offering seamless connectivity between the Eastern and Western Hemispheres.

NSS-6 is capable of delivering digital video distribution and contribution services, satellite newsgathering, Intra-and Inter-regional enterprise networks, Government services, direct-to-home platforms, telephony transmissions, as well as a multitude of IP-based multimedia applications, including two-way broadband internet access for businesses, e-learning, telemedicine and digital cinema.

The launch will be webcast live between 10.04am and 12.01pm AESDT on Wednesday 18 December 2002. For further information visit www.newskies.com or www.arianespace.com and visit Multiemedia on www.multiemedia.com.

CONTACT

Adrian Ballintine
MANAGING DIRECTOR
Multiemedia Limited
Mob. 0418 996 288

Charles D'Alberto
NATIONAL SALES MANAGER
Australasian Broadband Services Limited
Mob. 0407 860 188

Miguel Wood
Public Relations Exchange
Mob. 0418 567 729

(40)

RECEIVED
2004 JUL -2 A 9:41
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Appendix 3B - Part of Directors' Remuneration

**Document date:** Fri 20 Dec 2002 **Published:** Mon 23 Dec 2002 10:49:03
**Document No:** 199513 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2002-12-20 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Unquoted Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 52,500,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Issued following the approval of shareholders at AGM 27/11/2002.<br>Expiry Date 01/01/2007<br>Exercise price:<br>27,500,000 - $0.03<br>17,500,000 - $0.07<br>7,500,000 - $0.10 |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | |
|---|---|
| 5. Issue price or consideration | N/A |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Issued as a part of the Directors' Remuneration |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 20/12/2002 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 97,475,000 | Unquoted Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
MANAGING DIRECTOR
20/12/2002

## Appendix 3B-Cancellation of unquoted options

**Document date:** Mon 06 Jan 2003 **Published:** Mon 06 Jan 2003 11:00:15
**Document No:** 199737 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2003-01-06 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ABN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | - |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Cancellation of 5,000,000 unquoted options issued under Executive Officer Option Plan No 2. |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state: -
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration -

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) -

7. Dates of entering securities into uncertified holdings or despatch of certificates -

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully Paid Ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 92,475,000 | Unquoted Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to
ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that
they are (will be) true and complete.

A M Ballintine
DIRECTOR
06/01/2003

# Appendix 3B - Unexercised Options

**Document date:** Wed 15 Jan 2003 **Published:** Wed 15 Jan 2003 16:18:43
**Document No:** 200022 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2003-01-15 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | - |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Cancellation of 15,000,000 unquoted options which have expired unexercised |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration -

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) -

7. Dates of entering securities into uncertified holdings or despatch of certificates -

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 77,475,000 | Unquoted Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
DIRECTOR
15/01/2003

No 043

(43)



**ASIC**
Australian Securities & Investments Commission

**Regional Office – South Australia**
Allianz Centre, 100 Pirie Street, Adelaide
GPO Box 9827 Adelaide SA 5001

**Telephone:** (08) 8202 8400
Facsimile: (08) 8202 8410

Our Ref: PMR2002/29427

29 January 2003

The Directors
MultiEmedia Limited
Level 6, Collins Hill House
412 Collins Street
**MELBOURNE VIC 3000**

Attention: Mr A M Ballintine
Managing Director

Dear Sirs

**MultiEmedia Limited ACN: 003 237 303**
**Determination pursuant to subsection 713(6) Corporations Act 2001**

I refer to my letter dated 10 January 2003 and your response of 24 January 2003.

I advise that as ASIC's delegate, I have today made a determination pursuant to subsection 713(6) of the Corporations Act 2001 (the Act) in relation to MultiEmedia Limited, preventing the company from relying upon section 713 of the Act until 26 September 2003.

The determination and a notice of your rights in relation to the decision to make the determination are enclosed.

Yours faithfully

Casandra Francas
**Delegate**

**Australian Securities and Investments Commission**
**Corporations Act 2001 — Subsection 713(6) — Determination**

Pursuant to subsection 713(6) of the *Corporations Act 2001* ("the Corporations Act"), the Australian Securities and Investments Commission determines that the person specified in the Schedule may not rely on section 713 of the Corporations Act from the date of this instrument until 26 September 2003.

## SCHEDULE

MultiEmedia Limited ACN 003 237 303

Dated: 29 January 2003

Signed: ..............................................

Casandra Francas, as a delegate of the
Australian Securities and Investments Commission

RECEIVED

2004 JUL -2 A 9:41

OFFICE OF INTERNATIONAL CORPORATE FINANCE

(44)

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

SENDER TO KEEP
LIFT & PEEL
MV7764757

29 January, 2003

Australian Securities & Investment Commission
PO Box 4000
Gippsland Mail Centre VIC 3841

Dear Sir/Madam,

**Submission of Annual Returns for the following companies:**

As required, please find attached the Forms 316 in respect of the above for:

Multiemedia Limited A.C.N. 003 237 303
Multie Software Products Pty Ltd A.C.N. 076 118 708
Australasian Broadband Services Limited A.C.N. 100 468 871

Together with our cheque for $2,000-00 being the required lodgment fee.

Yours faithfully,

AM Ballintine
Managing Director

ASIC registered agent number ______
lodging party or agent name MULTIEMEDIA LIMITED
address Level 6, Collins Hill House
412 Collins St
Melbourne State VIC Postcode 3186
DX number and location ______ ______
Telephone 03 9603 3200 Facsimile 03 9600 2280

[redacted]

Biller Code 17301
Reference Number:
2290032373032
PAY

This part to be completed by Special Purpose Companies only - *refer to Guide for information about special purpose companies*
*Please indicate if the company is one of the following:*

- ☐ Superannuation Trustee Company
- ☐ Home Unit Company
- ☐ Non-Profit Company

If you employ less than 20 persons please provide an estimate of the time taken to complete this form. Include all time spent to read the instructions and provide the information. ____hrs ____mins

Australian Securities and Investments Commission

# Annual Return of a company

form **316**

Corporations Act 2001
Sections 345, 346, 347, 348

## Declaration and Signature

A. I declare that the information given on this Annual Return of 6 pages and any annexures is/are complete and correct at the date of signing.

~~B. *I declare that within the period of one month prior to lodgement of this return the directors of the company~~
☐ have
☐ have not (Please tick applicable box)
resolved that they ~~are of the~~ opinion that there are reasonable grounds to believe that the company will be able to pay its ~~debts as and when they become due and payable.~~

NOTE*: Declaration (B) should be struck out entirely if the company has lodged a financial report with ASIC within the 12 month period of the date of lodging this return

Print name ADRIAN MAXWELL BALLINTINE Capacity DIRECTOR.

DATE 24 / 1 / 03 SIGN HERE →

This declaration must be completed, signed and dated by a current director or secretary of the company.

**PLEASE READ THE GUIDE TO THE ANNUAL RETURN BEFORE COMPLETING THE RETURN**

**1 Company Name** MULTIEMEDIA LIMITED

**Australian Company Number** 003 237 303

**2 Annual Return Year** 2002

**3 Registered Office**

LEVEL 6 COLLINS HILL HOUSE
412 COLLINS STREET
MELBOURNE VIC 3000

New Registered Office Address

Date of Change / /
Tick box if ASIC previously notified ☐

Does the company occupy the premises specified as the address of the registered office? yes ☑ no ☐
if no, name of occupier ..................................................

*Has the occupier of the premises consented in writing to the use of the specified address as the address of the registered office of the company and not withdrawn that consent?* yes ☐ no ☐

**4 Principal Place of Business**

LEVEL 6 COLLINS HILL HOUSE
412 COLLINS STREET
MELBOURNE VIC 3000

New Principal Place of Business

Date of Change / /
Tick box if ASIC previously notified ☐



[redacted]

**5 Ultimate Holding Company**

Name

If registered in Australia, show ACN or ARBN

If not registered in Australia, Show country of incorporation or formation

**6 Company Officers**

| | | |
|---|---|---|
| Carefully check all pre-printed details. If changes are necessary, draw a line through any incorrect details. Show the correct information in the space next to the incorrect details.<br><br>The following information is required for all company officers.<br><br>Each item must appear on a separate line.<br>1. Family name and all given names in full. (Initials are not acceptable)<br>2. Unit, floor, building name, street number and name.<br>3. Suburb/city, state and postcode. | The address for company officers should be the usual residential address unless otherwise provided under s205D.<br>4. If born in Australia - date of birth and city/town and state of birth. If not born in Australia - date of birth and city/town and country of birth.<br>5. Office held and date of appointment.<br>For alternate directors, also include the director/s for whom they are alternate, the cessation date/s if known, and the terms of agreement. The cessation date/s can be future date/s. | **Changes**<br>If changing an officer's name or address, **include the date the change occurred.**<br>If adding or ceasing an officer, **show the date of appointment, cessation or resignation.**<br>If ASIC has already been notified of the changes, show the details again and tick the box.<br><br>See "How to Show Changes" on the guide. |

*Please tick if ASIC previously notified*

Change of name Date of change / / ☐

BALLINTINE, ADRIAN MAXWELL

Change of address Date of change / / ☐

43 BAMBRA ROAD
CAULFIELD NORTH VIC 3161
29/11/1955 MELBOURNE VIC
DIRECTOR 21/06/1999 Cease Date / / ☐
SECRETARY 23/10/2002 Cease Date / / ☐

---

Change of name Date of change / / ☐

ELLISON III, ELWOOD CHARLES

Change of address Date of change / / ☐

1397 VIA DEL LOS GRANDE SAN JOSE
CALIFORNIA UNITED STATES OF AMERICA
29/12/1953 SYRACUSE NEW YORK UNITED STATES
DIRECTOR 14/06/2002 Cease Date / / ☐

---

Change of name Date of change / / ☐

STARR, CLINTON HENRY

Change of address Date of change / / ☐

23 CRESWICK STREET
BRIGHTON EAST VIC 3187
06/08/1947 SYDNEY NSW
DIRECTOR 12/11/2002 Cease Date / / ☐

---

Change of name Date of change / / ☐

WALKER, JOHN HAROLD

Change of address Date of change / / ☐

12 WENTWORTH STREET
RANDWICK NSW 2031
13/07/1951 SALFORD UNITED KINGDOM
DIRECTOR 29/08/2000 Cease Date / / ☐

**** Please add any new officeholders below line with dates of appointment ****

**Items 7 & 8 must be completed by all companies limited by shares**

**7 Issued Shares and Options**

| Class Code | Description - full title of share |
|---|---|
| ORD | ORDINARY SHARES |
| | |
| | |
| | |

| | SHARES | | | OPTIONS |
|---|---|---|---|---|
| Class Code | Total No. issued | Total Amount Paid | Total Amount Unpaid | Number of Unissued Shares subject to options |
| ORD | ~~435042700~~ | ~~52784845.00~~ | 0.00 | ~~40000001~~ |
| | 665,941,594 | ~~665,941~~, | | 77,475,000 |
| | | $56,142,817 | 0.00 | |
| | | | | |

**8 List of Members (Shareholders)**

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member, if applicable.

If the details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

| Member's full name & address OR executor's/trustee's full name & address | Class code (from item 7) | Total No. of shares held | Are shares fully paid? (Y/N) | Are shares beneficially owned (Y/N) |
|---|---|---|---|---|
| ~~ADVANCE PUBLICITY PTY. LIMITED~~<br>~~A.C.N./A.R.B.N: 004 442 148~~<br>~~203 INGLES STREET~~<br>~~PORT MELBOURNE VIC 3207~~ | ~~ORD~~ | ~~3172303~~ | ~~Y~~ | ~~Y~~ |
| KATHMANDU INVESTMENTS PTY LTD<br>A.C.N./A.R.B.N: 004 940 630<br>C/- ALLMAND PARTNERS LEVEL 7<br>459 COLLINS STREET<br>MELBOURNE VIC 3000 | ORD | ~~62315769~~<br>27,028,942 | Y | Y |
| ~~ANZ NOMINEES LIMITED~~<br>~~A.C.N./A.R.B.N: 005 357 568~~<br>~~GPO BOX 2842AA~~<br>~~MELBOURNE VIC 3001~~ | ~~ORD~~ | ~~2500000~~ | ~~N~~ | ~~N~~ |
| L.J. THOMSON PTY. LTD.<br>A.C.N./A.R.B.N: 005 715 006<br>PO BOX 1565<br>MILDURA VIC 3502 | ORD | ~~11366517~~<br>6,046,517 | Y | Y |

## 8 List of Members (Shareholders) (continued)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

| Member's full name & address OR executor's/trustee's full name & address | Class Code (from item 7) | Total No. of shares held | Are shares fully paid? (Y/N) | Are shares beneficially owned (Y/N) |
|---|---|---|---|---|
| MICALLEF PLUMBING INDUSTRIES PTY. LTD.<br>A.C.N./A.R.B.N: 005 779 224<br>13 CAMBRIAN AVENUE<br>PRESTON VIC 3072 | ORD | ~~10000000~~<br>17,142,857 | Y | Y |
| √ DGJ MELBOURNE PTY LTD<br>A.C.N./A.R.B.N: 007 138 285<br>ROOM 1 LEVEL 24<br>385 BOURKE STREET<br>MELBOURNE VIC 3000 | ORD | 5000000 | Y | Y |
| ~~GHAZI PTY. LTD.~~<br>~~A.C.N./A.R.B.N: 007 213 523~~<br>~~UNIT 3010~~<br>~~265 EXHIBITION STREET~~<br>~~MELBOURNE VIC 3000~~ | ~~ORD~~ | ~~27542310~~<br>Ø | ~~Y~~ | ~~Y~~ |
| JAMIF PTY. LTD.<br>A.C.N./A.R.B.N: 007 213 596<br>43 BAMBRA ROAD<br>CAULFIELD SOUTH VIC 3162 | ORD | ~~37042310~~<br>35,242,310 | Y | Y |
| ~~BELIKE NOMINEES PTY. LIMITED~~<br>~~A.C.N./A.R.B.N: 008 604 966~~<br>~~PO BOX H68~~<br>~~AUSTRALIA SQUARE NSW 1215~~ | ~~ORD~~ | ~~3106033~~ | ~~N~~ | ~~N~~ |
| DEXAPINE PTY. LTD.<br>A.C.N./A.R.B.N: 054 259 148<br>PO BOX 25<br>GEEBUNG QLD 4034 | ORD | ~~9000000~~<br>5,500,000 | Y | Y |
| ~~GAMARK CONSULTING SERVICES PTY LTD~~<br>~~A.C.N./A.R.B.N: 066 567 548~~<br>~~UNIT 904~~<br>~~127 BEACH STREET~~<br>~~PORT MELBOURNE VIC 3207~~ | ~~ORD~~ | ~~3454152~~ | ~~Y~~ | ~~Y~~ |


Date: 02/01/2003 Print number: 385637

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

| Member's full name & address OR executor's/trustee's full name & address | Class Code (from item 7) | Total No. of shares held | Are shares fully paid? (Y/N) | Are shares beneficially owned (Y/N) |
|---|---|---|---|---|
| ~~D'ALBERTO DEVELOPMENTS PTY. LTD.~~<br>~~A.C.N./A.R.B.N: 066 618 102~~<br>~~51 OUTLOOK DRIVE~~<br>~~GLENROY VIC 3046~~ | ~~ORD~~ | ~~13500000~~ | ~~Y~~ | ~~Y~~ |
| LACEMORE GRANGE PTY. LTD.<br>A.C.N./A.R.B.N: 067 884 002<br>37 CATALINA DRIVE<br>TULLAMARINE VIC 3043 | ORD | 16360225 | Y | N |
| LEVERTON LODGE PTY. LTD.<br>A.C.N./A.R.B.N: 068 035 629<br>37 CATALINA DRIVE<br>TULLAMARINE VIC 3043 | ORD | ~~13360225~~<br>7,360,225 | Y | N |
| ~~J.L. DEVELOPMENTS PTY. LTD.~~<br>~~A.C.N./A.R.B.N: 070 771 514~~<br>~~PO BOX 8041~~<br>~~CAMBERWELL NORTH VIC 3124~~ | ~~ORD~~ | ~~2500000~~ | ~~Y~~ | ~~Y~~ |
| VULCAN VENTURES INC<br>A.C.N./A.R.B.N: 505 FIFTH AVENUE SOUTH<br>~~STE 550 110 AVE NE WASHINGTON 98004~~<br>USA UNITED STATES OF AMERICA SUITE 900<br>SEATTLE, WA 98104 | ORD | 7924885 | Y | Y |
| EVER MERRY INVESTMENT LTD<br>A.C.N./A.R.B.N: ____________<br>ROOM 1508 PACIFIC PLACE ONE 88<br>QUEENSWAY ADMIRALTY HONG ~~HONG~~ KONG | ORD | 4771629 | Y | Y |
| POCI, ANTHONY<br>52 WEBSTERS ROAD<br>TEMPLESTOWE VIC 3106 | ORD | ~~3750000~~<br>7,607,150 | Y | Y |
| PETERS, PHILLIP JOHN<br>PO BOX 693<br>KINGSTON TAS 7051 | ORD | ~~2800000~~<br>14,000,000 | Y | Y |

guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

| Member's full name & address OR executor's/trustee's full name & address | Class Code (from item 7) | Total No. of shares held | Are shares fully paid? (Y/N) | Are shares beneficially owned (Y/N) |
|---|---|---|---|---|
| ~~HAREWOOD, ANTHONY JAMES~~<br>~~UNIT 1404~~<br>~~14 KAVANAGH STREET~~<br>~~SOUTHBANK VIC 3006~~ | ~~ORD~~ | ~~3500000~~ | ~~Y~~ | ~~Y~~ |

**** Please add any new members under this line. ****

See Annexure A (1 page)

Total Annual Return Pages 7 (incl Annexure A)

Apart from companies limited by guarantee only, and some transferring financial institutions, all companies are required to provide the details of the top 20 members of each class.
Provide the ACN or ARBN of the member if applicable.

If details of the members were recorded on the ASIC database from the Annual Return these details will be printed below. Add full details of any new members after the printed information.

If the member details for the listed shares have ceased or changed, draw a line through the name and address and show the new information next to the printed information.

A member who holds shares on behalf of another person or corporation **is not the beneficial owner** of the shares (show 'N')

| Member's full name & address OR executor's/trustee's full name & address | Class Code (from item 7) | Total No. of shares held | Are shares fully paid? (Y/N) | Are shares beneficially owned (Y/N) |
|---|---|---|---|---|
| MR CLINTON HENRY STARR<br>23 CRESWICK ST<br>BRIGHTON EAST VIC 3186 | ORD | 44,000,000 | Y | Y |
| WILLOW HORIZON PTY LTD<br>C/- JOE STAUB<br>GILDEN STAUB & CO<br>PO BOX 102<br>BONDI JUNCTION NSW 2022 | ORD | 40,782,925 | Y | N |
| M/S WENDY STARR <STARR FAMILY A/C><br>72 COVENTRY STREET<br>SOUTHBANK VIC 3006 | ORD | 31,565,849 | Y | N |
| MR DOUGLAS NEIL ADAMSON<br>25 DRAKE STREET<br>BRIGHTON VIC 3186 | ORD | 14,500,000 | Y | Y |
| CLARCOUNT SERVICES PTY LTD<br>114 WILLIAM STREET<br>MELBOURNE VIC 3000 | ORD | 6,000,000 | Y | Y |
| E-MCGUIRE PTY LTD<br>267 HAWTHORN ROAD<br>CAULFIELD NORTH VIC 3161 | ORD | 6,000,000 | Y | Y |
| MR MARK ASHLEY NOAKES<br>UNIT 6<br>19-21 ILKA STREET<br>LILYFIELD NSW 2040 | ORD | 6,000,000 | Y | Y |
| WEST MEATS PTY LIMITED<br>12 HUNTINGFIELD ROAD<br>TOORAK VIC 3142 | ORD | 5,500,000 | Y | Y |

(45)



## Multiemedia drives for Improved Performance

**Document date:** Fri 31 Jan 2003 **Published:** Mon 03 Feb 2003 14:40:59
**Document No:** 200481 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2003-01-31 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia has appointed Newport Capital to undertake a detailed review of its operations with a view to improving individual businesses and group performance. The review will encompass a broad range of activities and will examine all facets of each business as well as the overall group and its component business units.

"Multiemedia is on track to record a net profit for the first half of this year", Chairman Mr John Walker said, "however, given the current economic climate, the group must strive for further improvement in operations. To this end, we have engaged Newport Capital to review each business, including the capital and funding requirements and the fit of each business within the Multiemedia Group. The Company will enter into negotiations in relation to each of the businesses which are designated non-core, and the proceeds from the conclusion of such negotiations will be re-invested in core profitable operations to improve the overall performance of the group."

"We are pleased to be working with Newport Capital," Managing Director Mr Adrian Ballintine said. "Newport Capital is extremely well credentialed to conduct this review with vast experience in the technology sector and particularly in telecommunications, which will be a great benefit in moving forward with the promising VSAT project." Newport Capital Group Pty Ltd is an Australian owned corporate finance and funds management group. Newport is entirely focussed on, and committed to, the key sectors of information technology, telecommunications, digital and multimedia, media convergence, Internet, eCommerce, manufacturing and minerals processing technologies.

Newport was founded in 1989 as "IT Services" by the current Executive Chairman, Lou Richard. Over its twelve-year history Newport Capital has advised on the completion of more transactions than any other specialist technologies advisor.

The directors will keep the market informed of developments in this review.

For additional information please contact:

Mr Adrian Ballintine, MANAGING DIRECTOR on
(03) 9603 3200, or by email at shareholder@multiemedia.com.

No 46



## Determination by Delegate

**Document date:** Tue 04 Feb 2003 **Published:** Thu 06 Feb 2003 12:18:19
**Document No:** 200615 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2003-02-04 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia Limited advises that it has received a notice from the Australian Securities and Investments Commission in relation to a determination made by a delegate pursuant to s713(6) preventing Multiemedia from relying upon section 713 of the Corporations Act (which allows companies to rely on the issue of short form prospectuses for capital raisings) until 26 September, 2003.

Multiemedia Limited has not previously relied on section 713 of the Corporations Act.

This determination relates to matters that occurred more than 18 months in the past and the Company considers the market is fully informed.

For additional information please contact:

Adrian Ballintine
MANAGING DIRECTOR
(03) 9603 3200
email: shareholder@multiemedia.com

No 47

(47)

## Convertible Notes Arrangements

**Document date:** Tue 11 Feb 2003 **Published:** Tue 11 Feb 2003 14:35:51
**Document No:** 200786 **Document part:** A
**Market Flag:** N
**Classification:** Issued Capital - Other

MULTIEMEDIA LIMITED 2003-02-11 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia Limited announced that today it has entered into arrangements that are conditional upon the receipt of approval from the shareholders of the company for issue of Convertible Notes in an amount of $300,000 to two of the Directors of Multiemedia Limited.

The Notes will have a maturity of 28 February 2006, and bear interest at 8.925% pa, following an interest free period of 6 months.

The company will not hold a general meeting specifically for this purpose, but will put the matter to the shareholders at the next General Meeting held by the company.

If approved by the members at the next General Meeting of the Company, the proceeds of the issue of the Convertible Notes will replace facilities provided by the Directors on commercial terms and conditions.

For additional information please contact:

Mr Adrian Ballintine, MANAGING DIRECTOR on
(03) 9603 3200, or by email at shareholder@multiemedia.com.

No 48

## Appendix 3B - Cancellation of Unquoted Options



**Document date:** Mon 03 Mar 2003 **Published:** Tue 04 Mar 2003 12:53:57
**Document No:** 201472 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2003-03-03 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Cancellation of Unquoted Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | | |
|---|---|---|
| 5. Issue price or consideration | - | |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | - | |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | - | |
| | NUMBER | CLASS |
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully paid ordinary |
| | NUMBER | CLASS |
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 77,125,000 | Unquoted Options (Number cancelled 350,000 - expired unexercised) |
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - | |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

X Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

   * We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

   * If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to
ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that
they are (will be) true and complete.

A M Ballintine
MANAGING DIRECTOR
03/03/2003

## Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Fri 14 Mar 2003 14:03:36
**Document No:** 202114 **Document part:** A
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Directors' Statement
MULTIEMEDIA LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 4B
HALF YEARLY REPORT

Name of entity
Multiemedia Limited

| ACN, ARBN, ABN or ARSN | Half yearly (tick) | Preliminary final (tick) | Half Year ended ('current period') |
|---|---|---|---|
| 12 003 237 303 | X | | 31/12/2002 |

FOR ANNOUNCEMENT TO THE MARKET AUD000
Extracts from this report for announcement to the market (see note 1).

| | | | AUD000 |
|---|---|---|---|
| Revenues from ordinary activities (item 1.1) | down | 1.71% to | 14,505 |
| Profit (loss) from ordinary activities after tax attributable to members (item 1.22) | up | 113.1% to | 518 |
| Profit (loss) from extraordinary items after tax attributable to members (item 2.5(d)) | gain/loss of | | - |
| Net profit (loss) for the period attributable to members (item 1.11) | up/down | 113.1% to | 518 |

| DIVIDENDS (DISTRIBUTIONS) | AMOUNT PER SECURITY (cents) | FRANKED AMOUNT PER SECURITY (cents) |
|---|---|---|
| Final dividend (Preliminary final report only - item 15.4) | | |
| Interim dividend (Half yearly report only - item 15.6) | 0 | 0 |
| Previous corresponding period (Preliminary final report - item 15.5; half yearly report - item 15.7) | 0 | 0 |

Record date for determining entitlements to the dividend, (in the case of a trust, distribution)

(see item 15.2) N/A

Brief explanation of any of the figures reported above (see Note 1) and short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

-

MORE TO FOLLOW

## Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 15:14:28
**Document No:** 202114 **Document part:** B
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Directors' Statement

MULTIEMEDIA LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

+++++++++++++++++++++++++

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE

| | | CURRENT PERIOD AUD000 | PREVIOUS CORRESPONDING PERIOD AUD000 |
|---|---|---|---|
| 1.1 | Revenues from ordinary activities (see items 1.23 - 1.25) | 14,505 | 14,758 |
| 1.2 | Expenses from ordinary activities (see items 1.26 + 1.27) | (13,820) | (18,356) |
| 1.3 | Borrowing costs | (167) | (352) |
| 1.4 | Share of net profit (losses) of associates and joint venture entities (see item 16.7) | - | - |
| 1.5 | Profit (loss) from ordinary activities before tax | 518 | (3,950) |
| 1.6 | Income tax on ordinary activities (see note 4) | - | - |
| 1.7 | Profit (loss) from ordinary activities after tax | - | - |
| 1.8 | Profit (loss) from extraordinary items after tax (see item 2.5) | - | - |
| 1.9 | Net profit (loss) | 518 | (3,950) |
| 1.10 | Net profit (loss) attributable to outside equity interests | - | - |

| | | |
|---|---|---|
| 1.11 Net profit (loss) for the period attributable to members | 518 | (3,950) |

NON-OWNER TRANSACTION CHANGES IN EQUITY

| | | |
|---|---|---|
| 1.12 Increase (decrease) in revaluation reserves | - | - |
| 1.13 Net exchange differences recognised in equity | - | - |
| 1.14 Other revenue, expense and initial adjustments recognised directly in equity (attach details) | - | - |
| 1.15 Initial adjustments from UIG transitional provisions | - | - |
| 1.16 Total transactions and adjustments recognised directly in equity (items 1.12 to 1.15) | - | - |
| 1.17 Total changes in equity not resulting from transactions with owners as owners | - | - |

EARNINGS PER SECURITY (EPS)

| | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|
| 1.18 Basic EPS | 0.09 c | (1.05) c |
| 1.19 Diluted EPS | 0.09 c | (1.05) c |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
PROFIT (LOSS) FROM ORDINARY ACTIVITIES ATTRIBUTABLE TO MEMBERS

| | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|
| 1.20 Profit (loss) from ordinary activities after tax (item 1.7) | 518 | (3,950) |
| 1.21 Less (plus) outside equity interests | - | - |
| 1.22 Profit (loss) from ordinary activities after tax attributable to members | 518 | (3,950) |

REVENUE AND EXPENSES FROM ORDINARY ACTIVITIES
(see note 15)

| | CURRENT PERIOD | PREVIOUS CORRESPONDING PERIOD |
|---|---|---|

| | | |
|---|---|---|
| Details of relevant expenses | | |
| Revenues | | |
| Licensing of Technology | 18 | 363 |
| Distribution of Technology Products | 10,275 | 11,953 |
| Provisions of Services - communications and software | 1,440 | 2,432 |
| Interest from other persons | | |
| Other revenue items in total | 2,772 | 10 |
| Total Revenues | 14,505 | 14,758 |
| | | |
| Expenses | | |
| Cost of Sales and Development | 9,602 | 13,111 |
| Sales and Marketing Expenses | 521 | 985 |
| Investment write-down | - | 1,609 |
| Occupancy Expense | 177 | 336 |
| Administrative Expenses | 3,047 | 1,810 |
| Depreciation and Amortisation | 473 | 505 |
| Total Expenses | 13,820 | 18,356 |

CAPITALISED OUTLAYS

| | | |
|---|---|---|
| 1.28 Interest capitalised in asset values | - | - |
| 1.29 Outlays capitalised in intangibles (unless arising from an acquisition of a business) | - | - |

CONSOLIDATED RETAINED PROFITS

| | | |
|---|---|---|
| 1.30 Retained profits (accumulated losses) at the beginning of the financial period | (53,171) | (37,143) |
| 1.31 Net profit (loss) attributable to members (item 1.11) | 518 | (3,950) |
| 1.32 Net transfers from (to) reserves | - | - |
| 1.33 Net effect of changes in accounting policies | - | - |
| 1.34 Dividends and other equity distributions paid or payable | - | - |
| 1.35 Retained profits (accumulated losses) at end of financial period | (52,653) | (41,093) |

INTANGIBLE AND EXTRAORDINARY ITEMS

| | Consolidated - current period | | | |
|---|---|---|---|---|
| | Before tax | Related tax | Related outside equity | Amount (after tax) |

| | | interests | |
|---|---|---|---|
| attributable | | | to members |
| | AUD000 | AUD000 | AUD000 | AUD000 |

| | AUD000 | AUD000 | AUD000 | AUD000 |
|---|---|---|---|---|
| 2.1 Amortisation of goodwill | 172 | - | - | 172 |
| 2.2 Amortisation of other intangibles | 83 | - | - | 83 |
| 2.3 Total amortisation of intangibles | 255 | - | - | 255 |
| 2.4 Extraordinary items (details) | - | - | - | - |
| 2.5 Total extraordinary items | - | - | - | - |

| COMPARISON OF HALF YEAR PROFITS (Preliminary final report only) | Current year AUD000 | Previous year AUD000 |
|---|---|---|
| 3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year (item 1.22 in the half yearly report) | - | - |
| 3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the 2nd half year | - | - |

CONSOLIDATED BALANCE SHEET

| | | At end of current period AUD000 | As shown in last annual report AUD000 | As in last half yearly report AUD000 |
|---|---|---|---|---|
| | CURRENT ASSETS | | | |
| 4.1 | Cash | 262 | 839 | 893 |
| 4.2 | Receivables | 2,974 | 3,397 | 3,630 |
| 4.3 | Investments | - | - | - |
| 4.4 | Inventories | 1,004 | 1,126 | 942 |
| 4.5 | Tax assets | - | - | - |
| 4.6 | Other (provide details if material) | 104 | 223 | 98 |
| 4.7 | Total current assets | 4,344 | 5,585 | 5,563 |
| | NON-CURRENT ASSETS | | | |
| 4.8 | Receivables | - | - | - |
| 4.9 | Investments (equity accounted) | - | - | - |
| 4.10 | Other investments | - | - | - |
| 4.11 | Inventories | - | - | - |
| 4.12 | Exploration and evaluation | | | |

| | | | | |
|---|---|---|---|---|
| | expenditure capitalised (see para.71 of AASB 1022) | - | - | - |
| 4.13 | Development properties (mining entities) | - | - | - |
| 4.14 | Other property, plant and equipment (net) | 810 | 1,113 | 1,491 |
| 4.15 | Intangibles (net) | 6,928 | 7,200 | 15,645 |
| 4.16 | Tax assets | - | - | - |
| 4.17 | Other (provide details if material) | 83 | 34 | 32 |
| 4.18 | Total non-current assets | 7,821 | 8,347 | 17,168 |
| 4.19 | TOTAL ASSETS | 12,165 | 13,932 | 22,731 |
| | CURRENT LIABILITIES | | | |
| 4.20 | Payables | 4,093 | 4,980 | 4,135 |
| 4.21 | Interest bearing liabilities | 2,894 | 2,264 | 2,222 |
| 4.22 | Tax liabilities | 43 | - | - |
| 4.23 | Provisions exc tax liabilities | 392 | 189 | 130 |
| 4.24 | Other (provide details if material) | 30 | 695 | 824 |
| 4.25 | Total current liabilities | 7,452 | 8,129 | 7,311 |
| | NON-CURRENT LIABILITIES | | | |
| 4.26 | Payables | - | - | - |
| 4.27 | Interest bearing liabilities | 498 | 3,530 | 3,615 |
| 4.28 | Tax liabilities | - | - | - |
| 4.29 | Provisions exc tax liabilities | 191 | 170 | 163 |
| 4.30 | Other (provide details if material) | - | - | - |
| 4.31 | Total non-current liabilities | 689 | 3,700 | 3,778 |
| 4.32 | TOTAL LIABILITIES | 8,141 | 11,829 | 11,089 |
| 4.33 | NET ASSETS | 4,024 | 2,103 | 11,642 |
| | EQUITY | | | |
| 4.34 | Capital/contributed equity | 56,677 | 55,274 | 52,735 |
| 4.35 | Reserves | - | - | - |
| 4.36 | Retained profits (accumulated losses) | (52,653) | (53,171) | (41,093) |
| 4.37 | Equity attributable to members of the parent entity | 4,024 | 2,103 | 11,642 |
| 4.38 | Outside equity interests in controlled entities | - | - | - |
| 4.39 | Total equity | 4,024 | 2,103 | 11,642 |
| 4.40 | Preference capital included as part of 4.37 | - | - | - |

NOTES TO THE CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

EXPLORATION AND EVALUATION EXPENDITURE CAPITALISED
(To be completed only by entities with mining interests if amounts are material. Include all expenditure incurred.)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 5.1 | Opening balance | - | - |
| 5.2 | Expenditure incurred during current period | - | - |
| 5.3 | Expenditure written off during current period | - | - |
| 5.4 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 5.5 | Expenditure transferred to Development Properties | - | - |
| 5.6 | Closing balance as shown in the consolidated balance sheet (item 4.12) | - | - |

DEVELOPMENT PROPERTIES
(To be completed only by entities with mining interests if amounts are material)

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| 6.1 | Opening balance | - | - |
| 6.2 | Expenditure incurred during current period | - | - |
| 6.3 | Expenditure transferred from exploration and evaluation | - | - |
| 6.4 | Expenditure written off during current period | - | - |
| 6.5 | Acquisitions, disposals, revaluation increments, etc. | - | - |
| 6.6 | Expenditure transferred to mine properties | - | - |
| 6.7 | Closing balance as shown in the consolidated balance sheet (item 4.13) | - | - |

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

| | | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|---|
| CASH FLOWS RELATED TO OPERATING ACTIVITIES | | | |
| 7.1 | Receipts from customers | 11,988 | 14,933 |
| 7.2 | Payments to suppliers and employees | (12,530) | (17,082) |
| 7.3 | GST received (paid) | (121) | - |
| 7.4 | Dividends received from associates | - | - |
| 7.5 | Other dividends received | - | - |
| 7.6 | Interest and other items of similar nature received | 6 | 5 |
| 7.7 | Interest and other costs of finance paid | (167) | (98) |
| 7.7 | Income taxes paid | - | - |
| 7.8 | Other (provide details if material) | - | (75) |
| 7.9 | Net operating cash flows | (824) | (2,317) |
| CASH FLOWS RELATED TO INVESTING ACTIVITIES | | | |
| 7.11 | Payment for purchases of property, plant and equipment | - | (84) |
| 7.12 | Proceeds from sale of property, plant and equipment | 14 | - |
| 7.13 | Payment for purchases of equity investments | - | 253 |
| 7.14 | Proceeds from sale of equity investments | - | - |
| 7.15 | Loans to other entities | - | (12) |
| 7.16 | Loans repaid by other entities | - | - |
| 7.17 | Other (provide details if material) | - | (23) |
| 7.18 | Net investing cash flows | 14 | 134 |
| CASH FLOWS RELATED TO FINANCING ACTIVITIES | | | |
| 7.18 | Proceeds from issues of securities (shares, options, etc.) | 868 | 450 |
| 7.19 | Proceeds from borrowings | 43 | 3,000 |
| 7.20 | Repayment of borrowings | (587) | (652) |

| | | | |
|---|---|---|---|
| 7.21 | Repayment of finance lease principle | (91) | - |
| 7.22 | Dividends paid | - | - |
| 7.23 | Other (provide details if materail) | - | - |
| 7.24 | Net Financing Cash Flows | 233 | 2,798 |
| 7.25 | NET INCREASE (DECREASE) IN CASH HELD | (577) | 615 |
| 7.26 | Cash at beginning of period (see Reconciliation of cash) | 839 | 278 |
| 7.27 | Exchange rate adjustments to item 7.25 | - | - |
| 7.28 | Cash at end of period (see Reconciliation of cash) | 262 | 893 |

NON-CASH FINANCING AND INVESTING ACTIVITIES
Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

-

RECONCILIATION OF CASH

| Reconciliation of cash at the end of the period (as shown in the consolidated corresponding statement of cash flows) to the related items in the accounts is as follows. | | Current period AUD000 | Previous period AUD000 |
|---|---|---|---|
| 8.1 | Cash on hand and at bank | 262 | 459 |
| 8.2 | Deposits at call | - | 434 |
| 8.3 | Bank overdraft | - | - |
| 8.4 | Other (provide details) | - | - |
| 8.5 | Total cash at end of period (item 7.27) | 262 | 893 |

OTHER NOTES TO THE CONDENSED FINANCIAL STATEMENTS

| RATIOS corresponding | | Current period | Previous period |
|---|---|---|---|
| | PROFIT BEFORE TAX / REVENUE | | |
| 9.1 | Consolidated profit (loss) from ordinary activities before tax (item 1.5) as a percentage of revenue (item 1.1) | 3.57 % | (26.8) % |

| | | Current period | Previous corresponding period |
|---|---|---|---|
| | PROFIT AFTER TAX / EQUITY INTERESTS | | |
| 9.2 | Consolidated net profit (loss) from ordinary activities after tax attributable to members (item 1.11) as a percentage of equity (similarly attributable) at the end of the period (item 4.37) | 12.87 % | (34.0) % |

EARNINGS PER SECURITY (EPS) Current period Previous

corresponding

period

10 Details of basic and diluted EPS reported seperately in accordance with paragraph 9 and 18 of AASB 1027: Earnings per Share are as follows.

| | | Current period | Previous corresponding period |
|---|---|---|---|
| (a) | Basic EPS | .09c | (1.05)c |
| (b) | Diluted EPS | .09c | (1.05)c |
| (c) | Earnings/(Loss) used in Calculated Basic & Diluted EPS | 518,000 | (3,950,000) |
| (d) | Weighted average number of ordinary shares outstanding during the period used in calculation of Basic EPS | 604,994,134 | 377,856 989 |
| | Effect of diluted securities: Options | - | - |
| | Weighted average number of ordinary shares outstanding during the period used in calculation of Diluted EPS | 604,994,134 | 377,856 989 |

(e) Since the end of the half year there has been no exercise of options

| NTA BACKING (see note 7) | Current period | Previous corresponding period |
|---|---|---|
| 11.1 Net tangible asset backing per ordinary security | (0.44) c | (0.92) c |

MORE TO FOLLOW

## Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 15:37:01
**Document No:** 202114 **Document part:** C
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Directors' Statement

MULTIEMEDIA LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
DISCONTINUING OPERATIONS
(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5(g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17)

| | Current period AUD000 | Previous corresponding period AUD000 |
|---|---|---|
| 12.1 Discontinuing Operations N/A | | |

CONTROL GAINED OVER ENTITIES HAVING MATERIAL EFFECT

| | | |
|---|---|---|
| 13.1 Name of entity (or group of entities) N/A | | |
| 13.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired | $ | - |
| 13.3 Date from which such profit has been calculated | - | |
| 13.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period | $ | - |

LOSS OF CONTROL OF ENTITIES HAVING MATERIAL EFFECT

| | | |
|---|---|---|
| 14.1 Name of entity (or group of entities) N/A | | |
| 14.2 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | $ | - |
| 14.3 Date to which the profit (loss) in item 14.2 has been calculated | - | |
| 14.4 Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | $ | - |
| 14.5 Contribution to consolidated profit (loss) from ordinary activities and extraordinary items | | |

from sale of interest leading to loss of control $ -

DIVIDENDS (in the case of a trust, distributions)

15.1 Date the dividend (distribution) is payable N/A

15.2 Record date to determine entitlements to the dividend (distribution) (ie, on the basis of proper instruments of transfer received by 5.00pm if securities are not CHESS approved, or security holding balances established by 5.00pm or such later time permitted by SCH Business Rules if securities are CHESS approved) N/A

15.3 If it is a final dividend, has it been declared (Preliminary final report only) -

AMOUNT PER SECURITY

| | Amount per security | Franked Amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|
| (Preliminary final report only) | | | |
| 15.4 Final dividend: Current year | - c | - c | - c |
| 15.5 Previous year | - c | - c | - c |
| (Half yearly and preliminary final reports) | | | |
| 15.6 Interim dividend: Current year | - c | - c | - c |
| 15.7 Previous year | - c | - c | - c |

TOTAL DIVIDEND (DISTRIBUTION) PER SECURITY (INTERIM PLUS FINAL)
(Preliminary final report only)

| | Current year | Previous year |
|---|---|---|
| 15.8 Ordinary securities | - c | - c |
| 15.9 Preference securities | - c | - c |

HALF YEARLY REPORT - INTERIM DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

OR

PRELIMINARY FINAL REPORT - FINAL DIVIDEND (DISTRIBUTION) ON ALL SECURITIES

Current Previous

| | period | |
|---|---|---|
| corresponding | AUD000 | period AUD000 |
| 15.10 Ordinary securities | - | - |
| 15.11 Preference securities | - | - |
| 15.12 Other equity instruments | - | - |
| 15.13 Total | - | - |

The dividend or distribution plans shown below are in operation.

N/A

The last date(s) for receipt of election notices
for the dividend or distribution plans N/A

Any other disclosures in relation to dividends (distributions)
(For half year reports, provide details in accordance with
paragraph 7.5(d) if AASB 1029 Interim Financial Reporting)

N/A

DETAILS OF AGGREGATE SHARE OF PROFITS (LOSSES) OF ASSOCIATES
AND JOINT VENTURE ENTITIES

| | Current period | Previous |
|---|---|---|
| corresponding | AUD000 | period AUD000 |
| Groups share of associates and joint venture entities: | | |
| 16.1 Profit (loss) from ordinary activities before tax | - | - |
| 16.2 Income tax on ordinary activities | - | - |
| 16.3 Profit (loss) from ordinary activities after tax | - | - |
| 16.4 Extraordinary items net of tax | - | - |
| 16.5 Net profit (loss) | - | - |
| 16.6 Adjustments | - | - |
| 16.7 Share of net profit (loss) of associates and joint venture entities | - | - |

MATERIAL INTERESTS IN ENTITIES WHICH ARE NOT CONTROLLED ENTITIES
The economic entity has an interest (that is material to it)
in the following entities. If the interest was acquired or

disposed of during either the current or previous corresponding period, indicate date of acquisition ("from xx/xx/xx") or disposal ("to xx/xx/xx").

| Name of entity | Percentage of ownership interest held at end of period or date of disposal | | Contribution to net profit (loss) (item 1.9) | |
|---|---|---|---|---|
| 17.1 Equity accounted associates and joint venture entities | Current period | Previous corresponding period | Current period AUD000 | Previous corresponding period AUD000 |
| - | - | - | - | - |
| 17.2 Total | - | - | - | - |
| 17.3 Other material interests | | | | |
| - | - | - | - | - |
| 17.4 Total | - | - | - | - |

ISSUED AND QUOTED SECURITIES AT END OF CURRENT PERIOD
Description includes rate of interest and any redemption or conversion rights together with prices and dates.

| Category of securities | Total Number | Number quoted | Issue price per security (see note 14) (cents) | Amount Paid-up per security (see note 14) (cents) |
|---|---|---|---|---|
| 18.1 Preference securities (description) | - | - | - | - |
| 18.2 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through returns of capital, buybacks, redemptions | - | - | - | - |
| 18.3 Ordinary securities | 665,941,594 | 665,941,594 | - | - |
| 18.4 Changes during | | | | |

| | | | | |
|---|---|---|---|---|
| current period<br>(a) Increases through issues | 129,495,243 | 129,495,243 | - | - |
| (b) Decreases through returns of capital, buybacks | - | - | - | - |
| 18.5 Convertible debt securities (description and conversion factor) | - | - | - | - |
| 18.6 Changes during current period<br>(a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.7 Options (description and conversion factor) | | | Exercise price | Expiry date |
| | 4,750,000 | | 0.012 | 30/06/2005 |
| | 875,000 | | 0.016 | 30/06/2005 |
| | 2,000,000 | | 0.022 | 30/06/2005 |
| | 4,500,000 | | 0.020 | 22/10/2007 |
| | 5,000,000 | | 0.020 | 31/10/2007 |
| | 3,000,000 | | 0.10 | 06/04/2003 |
| | 4,500,000 | | 0.10 | 06/04/2003 |
| | 10,000,000 | | 0.03 | 01/01/2007 |
| | 10,000,000 | | 0.07 | 01/01/2007 |
| | 10,000,000 | | 0.03 | 01/01/2007 |
| | 2,500,000 | | 0.07 | 01/01/2007 |
| | 2,500,000 | | 0.10 | 01/01/2007 |
| | 2,500,000 | | 0.03 | 01/01/2007 |
| | 2,500,000 | | 0.07 | 01/01/2007 |
| | 2,500,000 | | 0.10 | 01/01/2007 |
| | 2,500,000 | | 0.03 | 01/01/2007 |
| | 2,500,000 | | 0.07 | 01/01/2007 |
| | 2,500,000 | | 0.10 | 01/01/2007 |

| | | | |
|---|---|---|---|
| | 2,500,000 | 0.03 | 01/01/2007 |
| 18.8 Issued during current period | 10,000,000 | 0.03 | 01/01/2007 |
| | 10,000,000 | 0.07 | 01/01/2007 |
| | 10,000,000 | 0.03 | 01/01/2007 |
| | 2,500,000 | 0.07 | 01/01/2007 |
| | 5,000,000 | 0.10 | 01/01/2007 |
| | 2,500,000 | 0.03 | 01/01/2007 |
| | 2,500,000 | 0.07 | 01/01/2007 |
| | 2,500,000 | 0.10 | 01/01/2007 |
| | 2,500,000 | 0.03 | 01/01/2007 |
| | 2,500,000 | 0.07 | 01/01/2007 |
| | 2,500,000 | 0.10 | 01/01/2007 |
| | 4,500,000 | 0.020 | 22/10/2007 |
| | 5,000,000 | 0.020 | 31/10/2007 |
| 18.9 Exercised during current period | - | - | - - |
| 18.10 Expired during current period | 5,000,000 | 0.022 | 05/08/2002 |
| | 7,500,000 | 0.25 | 19/09/2002 |
| | 7,500,000 | 0.25 | 19/09/2002 |
| | 2,250,000 | 0.00 | 19/09/2002 |
| | 100,000 | 0.012 | 19/09/2002 |
| | 175,000 | 0.016 | 30/09/2002 |
| | 2,250,001 | 0.00 | 01/11/2002 |
| | 5,000,000 | 0.045 | 31/12/2002 |
| | 7,500,000 | 0.25 | 10/01/2003 |
| | 7,500,000 | 0.25 | 10/01/2003 |
| | 350,000 | 0.16 | 01/03/2003 |

18.11 Debentures (description)
18.12 Changes during current period

| | | | | |
|---|---|---|---|---|
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |
| 18.13 Unsecured notes | | | | |
| 18.14 Changes during current period | | | | |
| (a) Increases through issues | - | - | - | - |
| (b) Decreases through securities matured, converted | - | - | - | - |

SEGMENT REPORTING
(Information on the business and geographical segments of the entity must be reported for the current period in accordance with AASB 1005: Segment Reporting and for half year reports, AASB 1029: Interim Financial Reporting. Because entities employ different structures a pro forma cannot be provided. Segment information in the layout employed in the entity's accounts should be reported separately and attached to this report.)

Refer Attachment A

COMMENTS BY DIRECTORS
(Comments on the following matters are required by ASX or, in relation
to the half yearly report, by AASB 1029: Interim Financial Reporting. The comments do not take the place of the directors' report and statement (as required by the Corporations Act) and may be incorporated into the directors' report and statement. For both half yearly and preliminary final reports, if there are no comments in a section, state NIL. If there is insufficient space to comment, attach notes to this report.

BASIS OF FINANCIAL REPORT PREPARATION

19.1 This is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made by the entity during the period.

The financial statements have been prepared on a going concern basis. The financial statements disclose the group has an operating profit for the half-year ended 31 December 2002 of $0.518m and the group's current liabilities exceed its current assets by $3.108m. The Company's ability to continue as a going concern is dependent upon the budgeted sales, profits and cashflows of the Company's operating entities being achieved in the expected timeframes and that the Company is able to raise adequate capital within the next 12 months to meet its debts as and when they fall due. The Company has completed a restructuring program resulting in significant cost reductions, developed detailed projections for each operating entity, raised additional capital and reviewed each of its subsidiaries subsequent to year end. The Directors are of the opinion that the budgets will be achieved resulting in trading profits and positive cashflows, additional capital will be raised and/or divestments of

non-core assets will be concluded to enable the Company to continue as a going concern. However, as forecast events frequently do not occur as expected, achievement of forecasts and thus the Company's ability to continue as a going concern is inherently uncertain at the date of signing of the financial statements.

19.2 Material factors affecting the revenues and expenses of the economic entity for the current period. In a half year report, provide explanatory comments about any seasonal or irregular factors affecting operations.

Revenue for the period includes an amount in total of $2.767m that was received from Australian & New Zealand Banking Group Limited as a result of the transactions advised to the market on 1/11/2002.

19.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in the Appendix or in attachments, with financial effect quantified (if possible).

On 11 February, 2003, Multiemedia Limited announced that it entered into arrangements that are conditional upon the receipt of approval from the shareholders of the company for issue of Convertible Notes in an amount of $300,000 to two of the Directors of Multiemedia Limited. The Notes will have a maturity of 28 February 2006, and bear interest at 8.925% pa, following an interest free period of 6 months. The company will not hold a general meeting specifically for this purpose, but will put the matter to the shareholders at the next General Meeting held by the company. If approved by the members at the next General Meeting of the Company, the proceeds of the issue of the Convertible Notes will replace facilities provided by the Directors on commercial terms and conditions.

19.4 Franking credits available (amount): $ -

Prospects for paying fully or partly franked dividends for at least the next year.

-

19.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report. Any changes in accounting policies, estimation methods and measurement bases since the last annual report are disclosed as follows.

The consolidated entity has adopted the new Accounting Standard AASB 1044 "Provisions, Contingent Liabilities and Contingent Assets". In accordance with the requirements of the new standard, a provision for dividend will only be recognised at the reporting date where the dividends are declared, determined or publicly recommended prior to the reporting date.

19.6 Revisions in estimates of amounts in previous interim periods. For half yearly reports the nature and amount of revisions in estimates of amounts reported in previous annual reports if those revisions have a material effect in this half year.

-

19.7 Changes in contingent liabilities or assets. For half yearly reports, changes in contingent liabilities or contingent assets since the last annual report.

-

ADDITIONAL DISCLOSURE FOR TRUSTS

| | |
|---|---|
| 20.1 Number of units held by the management company or responsible entity or their related parties. | - |
| 20.2 A statement of the fees and commissions payable to the management company or responsible entity. | - |
| Identify: | |
| initial service charges | - |
| management fees | - |
| other fees | - |

ANNUAL MEETING
(Preliminary final report only)

The annual meeting will be held as follows:

| | |
|---|---|
| Place | - |
| Date | - |
| Time | - |
| Approximate date the annual report will be available | - |

COMPLIANCE STATEMENT

1 This report has been prepared in accordance with AASB standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX (see note 12).

Identify other standards used
-

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed (see note 2).

4 This report is based on accounts to which one of the following applies.
(Tick one)

| | | |
|---|---|---|
| The accounts have been | X | The accounts have been subject |

audited. to review.

The accounts are in the process of being audited or subject to review.

The accounts have not yet been audited or reviewed.

5 If the audit report or review by the auditor is not attached, details of any qualifications are attached/will follow immediately they are available. (Half yearly report only - the audit report or review by the auditor must be attached to this report if the report is to satisfy the requirements of the Corporations Law.)

6 The entity does not have a formally constituted audit committee.

A M Ballintine
(DIRECTOR)
14/03/2003

MORE TO FOLLOW

## Half Yearly Report

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 15:51:05
**Document No:** 202114 **Document part:** D
**Market Flag:** Y
**Classification:** Half Yearly Report , Half Year Directors' Statement

MULTIEMEDIA LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
ATTACHMENT A

HALF YEAR SEGMENT REPORTING DISCLOSURE
31-DEC-02

| SEGMENT RESULT | LICENSING OF TECHNOLOGY | DISTRIBUTION OF TECHNOLOGY PRODUCTS | COMMUNICATIONS & SOFTWARE | OTHER | ELIMINATIONS | CONSOLIDATED |
|---|---|---|---|---|---|---|
| | Dec-02 | Dec-02 | Dec-02 | Dec-02 | Dec-02 | Dec-02 |
| | $ | $ | $ | $ | $ | $ |
| REVENUE | | | | | | |
| Sales to Customers outside the Group | 18 | 10,275 | 1,440 | 2,772 | - | 14,505 |
| Other Revenues from Customers outside the Group | - | - | - | - | - | - |
| Intersegment | | | | | | |

| | | | | | | |
|---|---|---|---|---|---|---|
| Revenues | - | - | - | 39 | (39) | - |
| Total Segment Revenue | 18 | 10,275 | 1,440 | 2,811 | (39) | 14,505 |
| Unallocated Revenue | | | | | | - |
| RESULTS | | | | | | |
| Segment Results | (279) | (136) | (763) | 1,696 | - | 518 |

(50)



No 50

## Half Year Audit Review

**Document date:** Fri 14 Mar 2003 **Published:** Mon 17 Mar 2003 20:27:52
**Document No:** 202122 **Document part:** A
**Market Flag:** N
**Classification:** Half Year Audit Review

MULTIEMEDIA LIMITED 2003-03-14 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

SCOPE

We have reviewed the financial report of Multimedia Limited in the form of Appendix 4B of the Australian Stock Exchange (ASX) Listing Rules, as set out on page 1 to 16 and the Directors' Declaration for the half-year ended 31 December 2002, but excluding the following sections:

a) material factors affecting the revenues and the expenses of the economic entity for the current period (page 14 and 15); and

b) compliance statement (page 16)

The financial report includes the consolidated financial statements of the consolidated entity comprising Multimedia Limited and the entities it controlled at the end of the half-year or from time to time during the half-year. The disclosing entity's directors are responsible for the financial report. We have performed an independent review of the financial report in order to state whether , on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements in Australia, statutory requirements and ASX Listing Rules as they relate to Appendix 4B, and in order for the company/disclosing entity to lodge the financial report with the Australian Securities and Investments Commission and the ASX.

Our review has been conducted in accordance with Australian Auditing Standards applicable to review engagements. Our review was Limited primarily to inquiries of the entity's personnel and analytical review procedures applied to financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance provided is less than that given in an audit. We have not performed an audit and accordingly, we do not express an audit opinion.

QUALIFICATION

(1) As stated in the Basis of Financial Report Preparation in the Appendix 4B, the financial report has been prepared on a going concern basis. The financial report discloses that the consolidated entity's current liabilities exceed its current assets by $3.1m and that the ability for the economic entity to continue as a going concern is dependent upon the budgeted sales, profits and cashflows of the operating entities being achieved in the expected timeframes

and that the economic entity is able to raise adequate capital or proceeds from divestment of assets within the next 12 months to meet its debts as and when they fall due. The Directors are of the opinion that the budgets will be achieved resulting in trading profits and positive cashflows, additional capital will be raised and/or divestments of non-core assets will be concluded to enable to the economic entity to continue as a going concern. It is not possible to obtain sufficient reliable evidence regarding the ability of the economic entity to achieve the above objectives within the next 12 months, and therefore due to this limitation on the scope of our work, we are not in a position to and do not express any assurance on the appropriateness of the preparation of the financial report on a going concern basis. If the going concern basis would not have been appropriate, certain adjustments may need to have been made relating to the recoverability and classification of recorded asset amounts, or to the amounts and classification of liabilities, to reflect the fact the fact that the entity may be required to realise its assets and extinguish its liabilities other than in the normal course of business, and at amount difference from those stated in the financial report.

2) As noted in the statement of Financial Position, this financial report discloses intangibles carried at cost of $6.9m. Specifically, the intangible assets (goodwill and intellectual property) relating to the Zonestudio business total $3.5m. Australian Accounting Standards AASB 1010 "Recoverable Amount of Non-Current Assets" and AASB 1013 "Accounting for Goodwill" require that non-current assets must be written down to their recoverable amount when their carrying amount is greater than their recoverable amount. In our opinion, based on the historical performance of the Zonestudio business unit and limited evidence that future net cash inflows arising from the continued use and subsequent disposal of the Zonestudio on assets and business will be sufficient to recover the carrying value of goodwill and intangibles of $3.5m, it is in appropriate to continue to carry these assets of their current carrying values, and the economic entity has therefore not complied with Australian Accounting Standards AASB1010 and AASB1013 in the preparation of this financial report.

QUALIFIED REVIEW STATEMENT

Based on our review, which is not an audit, and except for the effect of such adjustments, if any, as might have been determined to be necessary had the limitation on the scope of our work referred to in qualification paragraph (1) above not existed, and except for the non-compliance with AASB 1010 and AASB1013 regarding the carrying amount of intangible assets and goodwill relating to the Zonestudio business, referred to in qualification paragraph (2) above, we have not become aware of any matter that makes us believe that the half-year financial report of Multimedia Limited is not in accordance with:

a) the Corporations Act 2001, including:

i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2002 and of its performance for the half-year ended on that date: and

ii) complying with Accounting Standard AASB1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

b) other mandatory professional reporting requirements and ASX Listing Rules as they relate to Appendix 4B.

R J Dalton

(51)

RECEIVED
2004 JUL -2 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

No 51

## Appendix 3B - Cancellation of Options

**Document date:** Fri 11 Apr 2003 **Published:** Fri 11 Apr 2003 15:49:38
**Document No:** 203202 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2003-04-11 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Cancellation of Unquoted Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | - |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | - |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:

* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration -

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) -

7. Dates of entering securities into uncertified holdings or despatch of certificates -

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 665,941,594 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 75,625,000 | Unquoted Options (Number cancelled 1,500,000 - expired unexercised) |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

Items 34 to 37 are Not Applicable

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

x Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form.

If any information or document not available now, will give it to
ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that
they are (will be) true and complete.

J Walker
CHAIRMAN
11/04/2003

No 52

(52)

## Launches Ground Breaking Satellite Project

**Document date:** Thu 01 May 2003 **Published:** Mon 05 May 2003 08:31:52
**Document No:** 203855 **Document part:** A
**Market Flag:** N
**Classification:** Other

MULTIEMEDIA LIMITED 2003-05-01 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

The Directors of Multiemedia Limited (MUL) are very pleased to announce that they have commenced the implementation of their state-of-the-art, two-way, Satellite service into the Australian market. The Company has instructed Advanced Projects International, who will handle the Project Management and Implementation functions, to procure the hardware and software contracts in respect to the provision of the high-speed satellite Internet service.

This announcement is the culmination of two years of extensive research, and investment by MUL, into next generation high-speed satellite services. The resultant negotiations have assembled a world-class satellite service infrastructure, with the fastest uplink services currently available. The service providers to be involved, in addition to Advanced Projects, will be:

New Skies Satellites ................. Space Segment Provider;

Viasat ............................. Hub, Teleport, Hardware;

IP Access International ............. Backbone and consulting;

Kavera Software ................... Billing and Subscriber Management.

All are highly regarded, successful, and well-established service providers within their respective segments.

MUL will be introducing this service upon completion of testing to MUL's satisfaction. The range of services will include Internet services, Video Conferencing, Voice-Over-Internet Protocol, Interactive TV, Broadcasting, Tele Education, and Virtual Private Networking. The key beneficiaries/customers of this new service will be wide ranging and will include;

* Rural and Regional Communities
* Educational Institutions
* Hospitals
* Government Agencies & Service Providers
* Larger Mining, Petroleum, and Natural Resource Companies
* Large Corporate Networks
* Small/Medium Businesses.

This will be in addition to the migration of MUL's existing customers from the current one-way Simplex satellite service.

Directors believe that this key strategic initiative has the

potential to generate significant future revenues and profits for MUL shareholders. It is also aligned with the Company's new strategic imperative of concentrating its energies and resources on a small number of high growth segments within the technology business sector.

Affirmation for the significant potential of MUL's new strategic direction has already come from Microsoft Australia, which has signed an agreement with MUL to deliver its online software via the new MUL satellite service. Microsoft is excited by this new delivery mechanism in Australia, which has already proved successful for them in the USA.

The launch for this project will be held in June, and will be attended by the Presidents/CEO's of MUL's intended partner companies. It will be dedicated to a full exposition of the service, and the ways in which the high speed two way satellite service delivers significant benefits to MUL's existing and future customers. Further details will be provided on the launch in the near future.

As already announced, Directors and management are continuing with their review of all other divisions of the company.

For more information, please contact:

MR. ADRIAN BALLINTINE
Group Managing Director & CEO
Tel: (03) 9603 3200
or by email at:- shareholder@multiemedia.com

No 53

RECEIVED
2004 JUL -2 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

## Two Way Satellite Internet Services - Now Available

**Document date:** Mon 19 May 2003 **Published:** Mon 19 May 2003 12:12:35
**Document No:** 204422 **Document part:** A
**Market Flag:** N
**Classification:** Progress Report - Other , Other
MULTIEMEDIA LIMITED 2003-05-19 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++
Multiemedia today announced it has commenced the deployment of its V-SAT, high-speed broadband satellite technology into 10 commercial sites.

On Friday, Multiemedia signed a supply contract for provision of a ViaSat hub and customer equipment. ViaSat is one of America's largest V-SAT organisations.

Multiemedia has pulled together a syndicate of major wireless communication specialists that include hardware, software and billing systems. The deal also involves European-based satellite provider, NewSkies, which recently launched the $US650 million NSS-6 satellite that Multiemedia will use to deliver broadband services to Australia and more than 30 other countries including the Middle East and Asia, China and the Indian subcontinent.

Installation of the new services will commence this week.

The first commercial sites include:

* Austrade, to deliver video conferencing and multicasting services to offices across Australia.

* Norfolk Island Internet Services, an ISP provider.

* Regional Connectivity Victoria, a Victorian Government program involving 40 small country towns.

* The Seventh Day Adventist Church, which plans a virtual private network for its 155 Australian and Pacific island schools.

* Internet Whitsundays, an ISP provider of Internet services throughout the Whitsunday islands.

Group Managing Director and CEO Adrian Ballintine said, "the satellite covers more than 60% of the world's population, opening up a huge market for the on-selling of broadband services by Multiemedia. Multiemedia is negotiating the sale of franchises to countries covered by the satellite".

"Whether island, outback or city, the technology allows the same high-speed, low-cost broadband access to the Internet and applications such as video conferencing, virtual private networks, voice over Internet protocol and multicasting," Mr Ballintine said.

Multiemedia's satellite technology bypasses the need for expensive

terrestrial infrastructure and is capable of providing 1.15 Mbps uplink speed and 60 Mbps down.

For more information, please contact:

Adrian Ballintine
GROUP MANAGING DIRECTOR & CEO
Tel: (03) 9603 3200
or by email at: shareholder@multiemedia.com

No 54



(54)

## Appendix 3B - To fund investment in VSAT Proj

**Document date:** Fri 23 May 2003 **Published:** Fri 23 May 2003 17:45:29
**Document No:** 204620 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2003-05-23 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ord |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | (a) 21,428,571<br>(b) 20,000,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — (a) 0.007 cents per share
(b) 0.01 cent per share

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — To fund the investment in the VSAT Project and for the purposes of working capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 23 May 2003

8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 707,370,165 | Fully Paid Ordinary |

9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable)

| NUMBER | CLASS |
|---|---|
| 75,625,000 | Unquoted Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

   * The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

   * There is no reason why those securities should not be granted quotation.

   * An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

   * Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or

1016F of the Corporations Act at the time that we request
that
the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities
to
be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge
that
ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
DIRECTOR
23/05/2003

55

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

2 June, 2003

Australian Securities & Investment Commission
Level 17, CGU Tower,
485 La Trobe Street
Melbourne VIC 3000

Dear Sir/Madam,

**Notification of Share Issue.**

As required, please find attached the Form 207 in respect of the above.

Yours faithfully,

AM Ballintine
Director

ASIC registered agent number

**lodging party or agent name** Multiemedia Limited
office, level, building name **or** PO Box no. Level 6, Collins Hill House
street number & name 412 Collins Street
suburb/city MELBOURNE state/territory VIC postcode 3000
telephone ( 03 ) 9603 3200
facsimile ( 03 ) 9600 2280
DX number suburb/city

RECEIVED
2002 JUL -2 A 9:42
OFFICE OF INTERNATIONAL CORPORATE FINANCE

ASS. ☐ CASH. ☐ PROC. ☐ REQ-A ☐ REQ-P ☐

Australian Securities & Investments Commission

form **207**

Notification of
# share issue

Corporations Act 2001
**254X**(1)

company name Multiemedia Limited
A.C.N. 003 237 303

## Details of the issue

date of issue (d/m/y) / / or period of issue (d/m/y) from 23 / 5 / 2002 to 30 / 5 / 2002

**Class of shares** - show only details of shares which have been issued.

| class code | full title |
|---|---|
| ORD | Fully Paid Ordinary |

If you are listing any of the common classes of shares shown below, show only the class code.

If you are listing a different class of share, at 'class code' show a letter code of no more than 4 letters and then show the full title.

| code | full title | code | full title |
|---|---|---|---|
| A | A | PRF | preference |
| B | B ...etc | CUMP | cumulative preference |
| EMP | employee's | NCP | non-cumulative preference |
| FOU | founders | REDP | redeemable preference |
| LG | life governor's | NRP | non-redeemable preference |
| MAN | management | CRP | cumulative redeemable preference |
| ORD | ordinary | NCRP | non-cumulative redeemable preference |
| RED | redeemable | PARP | participative preference |
| SPE | special | | |

**Details of shares issued**

| class of share | number issued | amount (if any) paid, or agreed to be considered as paid, per share | amount unpaid (if any), per share |
|---|---|---|---|
| Fully Paid Ordinary | 21,428,571 | $0.007 | |
| Fully Paid Ordinary | 20,000,000 | $0.01 | |
| | | | |
| | | | |

1. Have all shares been issued for cash only? Yes ☒ No ☐
   **If Yes**, lodge this form. No other forms are required. **If No**, see item 2

2. Were some or all of the shares issued under a written contract Yes ☐ No ☐
   **If Yes**, Proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid.
   Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.
   **If No**, Public companies must also lodge a Form 208.

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***
- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## Signature

I certify that the information in this form is true and complete.

print name Adrian Maxwell Ballintine capacity Director

**sign here** [signature] date 2 / 6 / 2002

56

# Multimedia & Microsoft enter into significant agreement

**Document date:** Wed 04 Jun 2003 **Published:** Wed 04 Jun 2003 10:00:52
**Document No:** 204962 **Document part:** A
**Market Flag:** Y
**Classification:** Progress Report - Other

MULTIEMEDIA LIMITED 2003-06-04 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia has recently executed an agreement with Microsoft under their Services Provider Licensing Program (SPLA).

The program is designed to emulate how service providers do business providing services on a monthly fee to their end customers. Multiemedia is a first tier distributor of all Microsoft products under the terms of the agreement signed. Benefits of the program include:

* Competitive Pricing
* Pricing Stability
* Use, Rights, Protection
* Cash Flow Management
* Academic Skus
* Standardised Reporting

The program will be delivered via Multiemedia's VSAT Satellite service incorporating New Skies space segment, ViaSat end user equipment and Hub, and Kavera billing software.

It is not yet known how much revenue this program will achieve, however Microsoft's extensive researching leads both parties to believe it will be significant. Microsoft's current first tier distributors turn over in the order of $150 million pa plus.

The program will commence on July 1st and both Microsoft and Multiemedia will seek to enroll customers in an early pilot. The program will provide benefits to all current users of Microsoft's products, especially large corporations with multiple offices in remote locations.

Microsoft offers numerous licensing programs, however none are as broad as the SPLA. A joint awareness campaign will be launched by Multiemedia and Microsoft this month, and early success is envisaged.

For additional information please contact:

Adrian Ballintine
CHIEF EXECUTIVE OFFICER
on (03) 9603 3200
or by email at shareholder@multiemedia.com.

No 57



## Appendix 3B - VSAT project/Working Capital

**Document date:** Thu 05 Jun 2003 **Published:** Thu 05 Jun 2003 10:33:55
**Document No:** 205029 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B

MULTIEMEDIA LIMITED 2003-06-05 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ABN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | ORD |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 31,000,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

| | |
|---|---|
| If the additional securities do not rank equally, please state:<br>* the date from which they do<br>* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | - |
| 5. Issue price or consideration | 0.01 cent per share |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | To fund the investment in the VSAT project and for the purpose of working capital |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 5 June 2003 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 738,370,165 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 75,625,000 | Unquoted options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that

the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

J Walker
CHAIRMAN
05/06/2003

RECEIVED
2004 JUL -2 A 9:42
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

58

No 58

## Appendix 3B - Executive officer remuneration

**Document date:** Thu 05 Jun 2003 **Published:** Thu 05 Jun 2003 14:41:20
**Document No:** 205046 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2003-06-05 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ABN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Unquoted Options |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 1,500,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | Issued under Executive Officer Option Plan No 2<br><br>Exercise Price 1.5 cents per share<br><br>Expiry Date 30/06/2004 |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

| | |
|---|---|
| 5. Issue price or consideration | Nil |
| 6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) | Issued as part of executive officer remuneration |
| 7. Dates of entering securities into uncertified holdings or despatch of certificates | 05/06/2003 |

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 738,370,165 | Fully Paid Ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 77,125,000 | Unquoted Options |

| | |
|---|---|
| 10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | - |

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
DIRECTOR
05/06/2003

No 59



## Appendix 3B - VSAT project/Working Capital

**Document date:** Thu 12 Jun 2003 **Published:** Thu 12 Jun 2003 12:08:51
**Document No:** 205206 **Document part:** A
**Market Flag:** N
**Classification:** Appendix 3B
MULTIEMEDIA LIMITED 2003-06-12 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

APPENDIX 3B
NEW ISSUE ANNOUNCEMENT

APPLICATION FOR QUOTATION OF ADDITIONAL SECURITIES AND AGREEMENT

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000.

Name of Entity
Multiemedia Limited

ACN or ARBN
12 003 237 303

We (the entity) give ASX the following information.

PART 1 - ALL ISSUES
You must complete the relevant sections (attach sheets if there is not enough space).

| | |
|---|---|
| 1. Class of securities issued or to be issued | Ord |
| 2. Number of securities issued or to be issued (if known) or maximum number which may be issued | 25,000,000 |
| 3. Principal terms of the securities (eg, if options, exercise price and expiry date; if partly paid securities, the amount outstanding and due dates for payment; if convertible securities, the conversion price and dates for conversion) | - |
| 4. Do the securities rank equally in all respects from the date | Yes |

of allotment with an existing class of quoted securities

If the additional securities do not rank equally, please state:
* the date from which they do
* the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
* the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5. Issue price or consideration — 0.013 cent per share

6. Purpose of the issue (if issued as consideration for the acquisition of assets, clearly identify those assets) — To fund the investment in the VSAT project and for the purposes of working capital

7. Dates of entering securities into uncertified holdings or despatch of certificates — 12/06/2003

| | NUMBER | CLASS |
|---|---|---|
| 8. Number and class of all securities quoted on ASX (including the securities in clause 2 if applicable) | 763,370,165 | Fully paid ordinary |

| | NUMBER | CLASS |
|---|---|---|
| 9. Number and class of all securities not quoted on ASX (including the securities in clause 2 if applicable) | 77,125,000 | Unquoted Options |

10. Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) — -

PART 2 - BONUS ISSUE OR PRO RATA ISSUE

Items 11 to 33 are Not Applicable

PART 3 - QUOTATION OF SECURITIES
You need only complete this section if you are applying for quotation of securities

34. Type of securities (tick one)

(a) x Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have Ticked Box 34(a)

Additional Securities Forming a New Class of Securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35. If the securites are equity securities, the names of the 20 largest holders of the additional securities, and the number and percentage of additional securities held by those holders

36. If the securites are equity securities, a distribution schedule of the additional securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 - and over

37. A copy of any trust deed for the additional securities
(now go to 43)

Entities that have Ticked Box 34 (b)

Items 38 to 42 are Not Applicable

ALL ENTITIES

Fees

43. Payment method (tick one)

Cheque attached

Electronic payment made
Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged
Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

QUOTATION AGREEMENT

1. Quotation of our additional securities is in ASX's absolute discretion. ASX may quote the securities on any conditions it decides.

2. We warrant the following to ASX.

* The issue of the securities to be quoted complies with the complies with the law and is not for an illegal purpose.

* There is no reason why those securities should not be granted quotation.

* An offer of the securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

* Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any securities to be quoted and that no-one has any right to return any securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

* We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the securities to be quoted, it has been provided at the time that we request that the securities be quoted.

* If we are a trust, we warrant that no person has the right to return the securities to be quoted under section 1019B of the Corporations Act at the time that we request that the securities be quoted.

3. We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4. We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before quotation of the securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

A M Ballintine
DIRECTOR
12/06/2003

No 60



(60)

## Newskies Satellites Contract

**Document date:** Wed 25 Jun 2003 **Published:** Wed 25 Jun 2003 10:41:34
**Document No:** 205593 **Document part:** A
**Market Flag:** Y
**Classification:** Other

MULTIEMEDIA LIMITED 2003-06-25 ASX-SIGNAL-G

HOMEX - Melbourne

++++++++++++++++++++++++

Multiemedia Limited (MUL) has executed an agreement for the provision of Network Facilities from IP Access International and Space Segment from NewSkies Satellites.

The Space Segment agreement is significant and remains in effect for 5 years. It provides access to the US$650 million NSS6 satellite built by Lockheed Martin Commercial Space Systems and is equipped with 50 Physical Ku-band transponders. The satellite will operate from NewSkies new orbital slot of 95 degrees East Latitude across six coverage beams: Australia, the Middle East and Southern Africa, the Indian subcontinent, China, Northeast Asia and Southeast Asia.

The comprehensive high-power Ku-band coverage of NSS6 allows for video, data, internet, and other broadband transmissions throughout Australia, while also offering seamless connectivity between the Eastern and Western Hemispheres.

NSS6 is capable of delivering digital video distribution and contribution services, satellite newsgathering, Intra-and Inter-regional enterprise networks, Government services, direct-to-home platforms, telephony transmissions, as well as a multitude of IP-based multimedia applications, including two-way broadband internet access for businesses, e-learning, telemedicine and digital cinema.

In conjunction with ViaSat, a world leader in advanced digital satellite telecommunications and wireless signal processing equipment, MUL and NewSkies plan to be in a position to provide Australian Corporations and SME's with long term, cost effective broadband solutions for a multitude of heavy duty business requirements.

The arrival today of Satellite Engineers from US based Advanced Projects and IP Access International will ensure that a backlog of customer orders can be fulfilled. Testing, trialing and demonstrations will occur until systems are live on approximately 18 August 2003. The Engineers will also work closely with the Australian based Microsoft team to ensure a smooth and successful launch of the Microsoft Services Providers Licensing Program (SPLA) [refer to ASX Announcement RE: Microsoft, 4 June 2003].

MUL plans to deploy a full transponder in its first 12 months of operations. A transponder will service the average needs of about 4,000 customers and has the potential to generate up to $100 million of revenue.

For more information, please contact:

Adrian Ballintine
MANAGING DIRECTOR
Multiemedia Limited
Tel: (03) 9603 3200
or by email at: shareholder@multiemedia.com

* please note our new web site will be fully functional as of 14th July 2003

No 61



61

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Adrian Maxwell Ballintine |
| **Date of last notice** | 31/05/2002 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder: Jamif Pty Ltd |
| **Date of change** | 30/6/2003 to 8/7/2003 |
| **No. of securities held prior to change** | 35,042,310 |
| **Class** | Ord |
| **Number acquired** | Nil |
| **Number disposed** | 4,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $74,535.23 |
| **No. of securities held after change** | 31,042,310 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade. |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | – |
| **Nature of interest** | – |
| **Name of registered holder (if issued securities)** | – |
| **Date of change** | – |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | – |
| **Interest acquired** | – |
| **Interest disposed** | – |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | – |
| **Interest after change** | – |

+ See chapter 19 for defined terms.

No 62

(62)

[redacted]



multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

**UNQUOTED OPTIONS**
Monday, 21 July 2003

At its Annual General Meeting in November 2002, the company sought and obtained the approval of shareholders in respect of the issue of unquoted options to Matthew Thomas Starr and David Margon. The company has not issued and does not intend to issue any of these options.

For additional information please contact:

Mr Adrian Ballintine, Chief Executive Officer on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

63

# Multiemedia Limited

ABN 12 003 237 303

# NOTICE OF MEETING

THURSDAY 28 AUGUST 2003

AND

EXPLANATORY MEMORANDUM

## TABLE OF CONTENTS

Notice of Meeting ..... 2

Letter from the Chairman ..... 3

Special Business ..... 4

Other Business ..... 4

Voting Restrictions ..... 5

Voting Instructions ..... 5

Explanatory Memorandum ..... 7

## NOTICE OF MEETING

Notice is hereby given that a general meeting ("**Meeting**") of Multiemedia Limited ABN 12 003 237 303 ("**Company**") has been called by the directors and will be held as detailed immediately below.

| | |
|---|---|
| Date of Meeting: | Thursday, 28 August 2003 |
| Venue: | The Sebel Melbourne<br>"The Bank Room"<br>394 Collins Street<br>Melbourne, Victoria, 3000 |
| Time: | 10.00 am |

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the Meeting or returning your proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting.

| | |
|---|---|
| Delivery or Mail: | Multiemedia Limited Share Registry<br>Computershare Investor Services Pty Ltd<br>GPO Box 242<br>Melbourne, Victoria, 3001 |
| Facsimile: | +61 3 9600 2280<br>Attention: Mr Adrian Ballintine<br>Company Secretary<br>Multiemedia Limited |

# LETTER FROM THE CHAIRMAN

Dear Shareholder,

On Thursday 28 August 2003, you will be asked to vote on four resolutions at the Company's Meeting.

These resolutions are detailed in this Notice of Meeting and in the Explanatory Memorandum attached to the Notice.

Each resolution is of importance to you as a shareholder.

In brief, the Company is seeking your approval in respect of a number of recent issues of securities and proposed new issues. This will enable the Company to issue further capital to assist future expansion, thereby continuing to grow and develop the Company.

The Company is also seeking your approval to issue Shares to the Directors of the Company. The Company is proposing to issue Shares to the Directors in lieu of the fees owed to them under their respective remuneration agreements.

The Board and the employees highly appreciate your continued support and we look forward to seeing you at the meeting.

Yours sincerely,

**JOHN H WALKER**
Chairman

## SPECIAL BUSINESS

### 1. Approval of Issue of Convertible Notes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of a total of 20,000,000 convertible notes in the capital of the Company to the subscribers set out in section 2.1 of the explanatory memorandum to this notice of Meeting, which convertible notes are convertible into a total of 20,000,000 fully paid ordinary shares in the capital of the Company on the terms and conditions set out in section 2.1 of the explanatory memorandum to this notice of Meeting."

### 2. Approval of Issue of Convertible Notes

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.1 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of a total of 4,000,000 convertible notes in the capital of the Company to the subscriber set out in section 2.2 of the explanatory memorandum to this notice of Meeting, which convertible notes are convertible into a total of 4,000,000 fully paid ordinary shares in the capital of the Company on the terms and conditions set out in section 2.2 of the explanatory memorandum to this notice of Meeting."

### 3. Approval of Past Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company ratify the past allotments and issues which occurred on various dates between 23 May 2003 and 12 June 2003 of a total of 97,428,571 fully paid ordinary shares in the capital of the Company to the various subscribers set out in section 2.3 of the explanatory memorandum to this notice of Meeting."

### 4. Approval of New Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

"That for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of fully paid ordinary shares in the capital of the Company to the directors set out in section 2.4 of the explanatory memorandum to this notice of Meeting, in accordance with the formula set out in section 2.4 of the explanatory memorandum to this notice of Meeting."

## OTHER BUSINESS

### 5. Other Business

To consider and transact any other business that may legally be brought forward.

## VOTING RESTRICTIONS

The Company will disregard any votes cast on the following resolutions by the following persons (or associates of those persons):

- Resolution 1: A person who is to receive convertible notes in the issue (specifically, those persons whose names are listed in section 2.1 of the explanatory memorandum to this notice of Meeting) and the associates of such a person.

- Resolution 2: A person who may participate in the proposed issue (specifically, those persons whose names are listed in section 2.2 of the explanatory memorandum to this notice of Meeting), those persons who may obtain a benefit from the issue (except a benefit obtained solely in the capacity of a holder of ordinary securities) if the resolution is passed and the associates of any such person.

- Resolution 3: A person who participated in the issue (specifically, those persons whose names are listed in section 2.3 of the explanatory memorandum to this notice of Meeting) and the associates of such a person.

- Resolution 4: A person who is to receive the shares (specifically, those directors whose names are listed in section 2.4 of the explanatory memorandum to this notice of Meeting) and the associates of such a person.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

## VOTING INSTRUCTIONS

For the purposes of the Meeting, shares will be taken to be held by persons who are registered holders as at 5.00 pm (Melbourne time) on Tuesday, 26 August 2003.

### Voting at the Meeting

1. If you are able to attend at the Meeting, on a show of hands each shareholder present may cast one vote. The phrase "**shareholder present**" includes a person present as a proxy, attorney or body corporate representative. However, if a shareholder appoints two proxies, neither proxy may vote on a show of hands.

2. On a poll, every shareholder has one vote for every fully paid ordinary share held.

### Appointment of Proxy

1. If you are a shareholder but are unable to attend and vote at the Meeting and you wish to appoint a proxy, please complete and return the proxy form enclosed with this notice of the Meeting.

2. A proxy need not be a shareholder of the Company.

3. The proxy form must be completed and returned to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting (i.e. lodgment must occur no later than 10.00 am on Tuesday, 26 August 2003).

| | |
|---|---|
| Delivery or Mail: | Multiemedia Limited Share Registry<br>Computershare Investor Services Pty Ltd<br>GPO Box 242<br>Melbourne, Victoria, 3001 |
| Facsimile: | +61 3 9600 2280<br>Attention: Mr Adrian Ballintine<br>Company Secretary<br>Multiemedia Limited |

4. A shareholder entitled to attend the Meeting and cast more than 1 vote at the Meeting is entitled to appoint no more than 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise.

5. In the absence of your instructions, your proxy will vote or abstain from voting as he/she thinks fit. However, should you desire to direct your proxy how to vote, please insert "X" in the box appropriate to each resolution in the form of proxy.

6. To direct a proxy to cast only some of the votes covered by a proxy form in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in that manner on a poll or the percentage of the total votes to be cast in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

7. To direct 2 proxies to cast a certain number of votes each, place the relevant number of votes next to the name of each proxy in the space provided on the proxy form. If no amount is specified, each proxy will be deemed to have been appointed to cast 50% of the votes covered by this instrument.

8. Unless otherwise specified in the proxy form, the number of votes deemed to be covered by the proxy form in relation to each resolution will be the number of votes that the appointing shareholder is entitled to cast in relation to each resolution.

9. The form must be signed personally by the shareholder or their attorney (duly authorised in writing). A proxy form for a corporation must be executed by the corporation in accordance with section 127 of the *Corporations Act 2001* or by the corporation's attorney (duly authorised in writing).

10. In the case of joint holders, the proxy form must be signed or executed by all holders.

11. Where the form is signed by a duly authorised attorney or body corporate representative, the power of attorney or evidence of the appointment of the representative, if not previously exhibited to the Company, must be produced at the Company's registered office at least 48 hours before the time appointed for holding the Meeting.

12. If the proxy is signed under power of attorney, the signatory must also declare that they have had no notice of revocation of the power of attorney.

**BY ORDER OF THE BOARD**

**Adrian Ballintine – Company Secretary**

# EXPLANATORY MEMORANDUM

## 1. Contents and Interpretation of the Explanatory Memorandum

### 1.1 Contents of the Explanatory Memorandum

To the best knowledge and belief of the Directors, after having made due and proper enquiries, the information contained in this Explanatory Memorandum is true, correct and accurate in every material detail as at the date of issue of this Explanatory Memorandum.

### 1.2 Definitions

In this Explanatory Memorandum:

"**ASX**" means the Australian Stock Exchange Limited ACN 008 624 691.

"**Company**" means Multiemedia Limited ABN 12 003 237 303.

"**Convertible Note**" means a convertible unsecured note issued by the Company.

"**Deed**" has the meaning give to that term in section 2.1 of the Explanatory Memorandum.

"**Directors**" means the directors of the Company.

"**Explanatory Memorandum**" means this explanatory memorandum to the Notice.

"**Listing Rules**" refers to the Listing Rules of the ASX.

"**Meeting**" means the meeting of the shareholders of the Company scheduled to be convened on 28 August 2003.

"**Noteholder**" means, in respect of section 2.1 of this Explanatory Memorandum, Jamif Pty Ltd ACN 007 213 596 and Clinton Henry Starr and in respect of section 2.2 of this Explanatory Memorandum, Peter Leith Polson and Rosemary Annette Polson, as trustees of The Polson Family Superannuation Fund.

"**Notice**" means the notice of the Meeting to the Shareholders to which this Explanatory Memorandum is attached.

"**Resolution**" means a resolution proposed to be considered and, if thought fit, to be passed at the Meeting.

"**Shareholder**" means a shareholder of the Company.

"**Shares**" means fully paid ordinary shares in the capital of the Company.

## 2. Background and Explanation of Special Business Resolutions

### 2.1 Resolution 1 – Approval of Issue of Convertible Notes

Under Listing Rule 10.11, a company must not issue or agree to issue equity securities, without the approval of its shareholders, to a related party of the company or a person stipulated by ASX (by reason of that person's relationship with the company).

The equity securities to be issued under Resolution 1 are all Convertible Notes issued at an issue price of $0.0125 each. In April 2003, the Noteholders provided loans to the Company which, subject to approval by the Shareholders, would be converted into the subscription monies for the Convertible Notes to which Resolution 1 applies. The loan from Jamif Pty Ltd ACN 007 213 596 was $150,000 and the loan from Clinton Henry Starr was $100,000. The terms of issue of the Convertible Notes are contained in the Convertible Note Deed ("**Deed**") entered into in April 2003. At the time the Deed was executed, the issue price of the Convertible Notes was at a premium of approximately 50% to the market price of the Company's Shares.

The key terms of the Convertible Notes are as follows:

1) The issue of the Convertible Notes is conditional upon Shareholder approval first being obtained.

2) Each Convertible Note is convertible into one Share.

3) Interest is payable on the Convertible Notes at a rate of 8.925% per annum, quarterly in arrears, from 4 September 2003 (being the date 7 days after the passing of this Resolution 1) until the earlier of the maturity date, repayment of the principal amount or conversion of the Convertible Notes into Shares.

4) The maturity date of the Convertible Notes is 28 February 2006.

5) Prior to the maturity date, the Noteholder may elect to convert Convertible Notes into Shares by giving 21 days prior written notice to the Company.

Presuming the Noteholders elect to convert all of the Convertible Notes issued to them, the total number of new Shares that will be issued to the Noteholders upon conversion is 20,000,000.

If Resolution 1 is passed, the following people, who are related parties to the Company, will receive Convertible Notes in the Company:

1) Jamif Pty Ltd ACN 007 213 596; and

2) Clinton Henry Starr.

Resolution 1 is designed to satisfy the requirements of Listing Rule 10.11. In accordance with Listing Rule 7.2 Exception 14, if Resolution 1 is passed, Shareholder approval will not also be required in terms of Listing Rule 7.1. The issue of equity securities in terms of this Resolution 1 will, therefore, not be counted for the purposes of determining the maximum number of equity securities that may be issued by the Company in any 12 month period without obtaining Shareholder approval in accordance with Listing Rule 7.1.

**Prescribed Information in respect of Resolution 1**

In compliance with Listing Rule 10.13, the following information is provided to Shareholders:

1) The names of the related parties to whom Convertible Notes (and upon conversion of the Convertible Notes, Shares) will be issued are:

   (a) Jamif Pty Ltd ACN 007 213 596; and

   (b) Clinton Henry Starr.

2) In accordance with the Deed, the Company will issue the Convertible Notes within 7 days of the passing of Resolution 1 (i.e. on or before 4 September 2003) as follows:

| | |
|---|---|
| (a) Jamif Pty Ltd ACN 007 213 596 | 12,000,000 Convertible Notes at an issue price of $0.0125 each; and |
| (b) Clinton Henry Starr | 8,000,000 Convertible Notes at an issue price of $0.0125 each. |

3) The relationships between the related parties and the Company are as follows:

| | |
|---|---|
| (a) Jamif Pty Ltd ACN 007 213 596 | A company controlled by Adrian Maxwell Ballintine, a Director and the company secretary of the Company and a substantial Shareholder; and |
| (b) Clinton Henry Starr | A Director of the Company. |

4) The Shares to be issued upon conversion of the Convertible Notes will be issued for nil consideration.

5) A voting exclusion statement relating to this Resolution 1 is set out in the Notice.

6) The funds raised by the subscription monies for the Convertible Notes will be used to retire the loans owed by the Company to each of Jamif Pty Ltd ACN 007 213 596 and Clinton Henry Starr. The loan funds have previously been used to assist deployment of the Vsat 2 way satellite product.

## 2.2 Resolution 2 – Approval of Issue of Convertible Notes

Listing Rule 7.1 of the Australian Stock Exchange Limited provides that a Company may not issue equity securities (which includes convertible securities), or agree to issue equity securities, without the approval of shareholders, if the number of equity securities to be issued in any 12 month period (including shares issued on the exercise of any convertible securities, such as Convertible Notes) exceeds 15% of the issued capital of the company preceding the issue.

The Company is close to exceeding this 15% limit and, accordingly, seeks your approval to the issue of 4,000,000 Convertible Notes at an issue price of $0.0125 each. In April 2003, Peter Leith Polson and Rosemary Annette Polson, as trustees of The Polson Family Superannuation Fund provided a loan to the Company which, subject to approval by Shareholders, will be converted into the subscription monies for the Convertible Notes to which Resolution 2 applies. The loan from the Noteholder was $50,000. The terms of issue of the Convertible Notes are contained in the Deed and are identical to the terms of the Convertible Notes referred to in section 2.1 of this Explanatory Memorandum. At the time the Deed was executed, the issue price of the Convertible Notes was at a premium of approximately 50% to the market price of the Company's Shares.

Presuming that the Noteholder elects to convert all of the Convertible Notes issued to it, the total number of new Shares that will be issued to the Noteholder upon conversion is 4,000,000.

**<u>Prescribed Information in respect of Resolution 2</u>**

In compliance with Listing Rule 7.3, the following information is provided to Shareholders:

1) The maximum number of Convertible Notes to be issued pursuant to Resolution 2 is 4,000,000.

2) The Company will issue and allot the Convertible Notes within 7 days of the passing of this Resolution 2 (i.e. on or before 4 September 2003).

3) The Convertible Notes will be issued for cash consideration of $0.0125 each.

4) The Convertible Notes will be issued to Peter Leith Polson and Rosemary Annette Polson as trustees of The Polson Family Superannuation Fund.

5) Each Convertible Note is convertible into one Share on the terms and conditions of the Deed, as outlined in the section 2.1 of this Explanatory Memorandum.

6) The funds raised by the subscription monies for the Convertible Notes will be used to retire the loan owed by the Company to Peter Leith Polson and Rosemary Annette Polson, as trustees of The Polson Family Superannuation Fund. The loan funds had previously been used to assist deployment of the Vsat 2 way satellite product.

7) A voting exclusion statement relating to this Resolution 2 is set out in the Notice.

## 2.3 Resolution 3 – Approval of Past Issue of Shares

During the period 23 May 2003 to 12 June 2003, the Company issued a total of 97,428,571 Shares to the following subscribers:

| Name of Subscriber | No of Shares Issued | Issue Price Per Share | Date of Issue |
|---|---|---|---|
| Moira Collinete Blumberg | 21,428,571 | $0.007 | 23 May 2003 |
| ICOM Management Group Pty Ltd | 20,000,000 | $0.010 | 23 May 2003 |
| Captain Starlight Nominees Pty Ltd | 25,000,000 | $0.010 | 6 June 2003 |
| Imperial Projects Pty Ltd | 6,000,000 | $0.010 | 6 June 2003 |
| Captain Starlight Nominees Pty Ltd | 25,000,000 | $0.013 | 12 June 2003 |

Because of the operation of section 708 of the *Corporations Act 2001*, the Company was not required to provide any of the subscribers with a disclosure document.

In issuing the Shares set out in the table above, the Company did not breach Listing Rule 7.1.

Under Listing Rule 7.4, an issue of securities made without shareholder approval under Listing Rule 7.1 (being the Listing Rule that provides that a company may not issue equity securities, or agree to issue equity securities, without the approval of shareholders if the number of equity securities to be issued in any 12 month period (including equity securities issued on the exercise of any convertible securities) exceeds 15% of the issue capital of the Company preceding the issue) is treated as having been made with shareholder approval if the Company did not breach Listing Rule 7.1 at the time of the issue and the holders of ordinary shares subsequently approve it.

Although Shareholder approval was not required for the issue of the Shares referred to in the table above, subsequent approval of the issue will enable the Company to issue further equity securities to capitalise on future expansion, acquisition and product commercialisation opportunities, should any arise.

**Prescribed Information in respect of Resolution 3**

In compliance with Listing Rule 7.5, the following information is provided to Shareholders:

1) The number of Shares allotted and issued pursuant to Resolution 3 was 97,428,571.

2) The Shares were issued for cash consideration at the various prices of $0.007, $0.010 and $0.013 per Share. Details are set out in the table above.

3) Each of the Shares was issued as a fully paid ordinary Share in the capital of the Company that ranks equally with all other ordinary Shares in the capital of the Company.

4) The Shares were allotted and issued to the Subscribers on the various dates and in the amounts set out in the table above.

5) $985,000.00 was raised from the issue and allotment of the Shares, which has been used to assist deployment of the Vsat 2 way satellite product.

6) A voting exclusion statement relating to this Resolution 3 is set out in the Notice.

## 2.4 Resolution 4 – Approval of New Issue of Shares

Under Listing Rule 10.11, a company must not issue or agree to issue equity securities, without the approval of Shareholders, to a related party of the company or a person stipulated by ASX (by reason of that person's relationship with the company).

The equity securities to be issued under Resolution 4 are Shares to be issued to the Directors specified below. The Shares are to be issued in substitution of the fees payable to the Directors under remuneration agreements entered into between the Company and each Director.

The number of Shares to be issued to each Director will be determined by the following formula:

**N = F ÷ IP**

Where **N** is the number of Shares to be issued to each Director in substitution of fees for the period ending on 31 August 2003;

**F** is the dollar amount of fees owing to the Director for the period ending on 31 August 2003; and

**IP** is the weighed average closing price of Shares traded on ASX over the 5 trading days immediately preceding the date of the Meeting.

If Resolution 4 is passed, the following people, who are Directors of the Company, will receive fully paid Shares in the Company:

1) Clinton Henry Starr;

2) John Walker; and

3) Elwood Charles Ellison III.

Resolution 4 is designed to satisfy the requirements of Listing Rule 10.11. In accordance with Listing Rule 7.2 Exception 14, if Resolution 4 is passed, Shareholder approval will not also be required in terms of Listing Rule 7.1. The issue of equity securities in terms of this Resolution 4 will, therefore, not be counted for the purposes of determining the maximum number of equity securities that may be issued by the Company in any 12 month period without obtaining Shareholder approval in accordance with Listing Rule 7.1.

**Prescribed Information in respect of Resolution 4**

In compliance with Listing Rule 10.13, the following information is provided to Shareholders:

1) The names of the Directors to whom Shares will be issued are:

   (a) Clinton Henry Starr;

   (b) John Walker; and

   (c) Elwood Charles Ellison III.

2) The Company will issue the Shares on the first business day immediately following the day of the Meeting in accordance with the formula set out above, in satisfaction of the fees owed to the Directors in the following amounts:

   (a) Clinton Henry Starr $22,500.00;

   (b) John Walker $25,000.00; and

   (c) Elwood Charles Ellison III $45,000.00.

3) No funds will be raised from the issue of the Shares.

4) A voting exclusion statement relating to this Resolution 4 is set out in the Notice.

64

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA'S NEWSAT SOLUTION CHOSEN BY TRANSCOM, A LEADING UK ISP

Monday, 4th August 2003

In order to keep the market fully informed we advise that Multiemedia has been selected by one of the United Kingdom's most prominent ISP's to provide 2-way Satellite solutions for deployment throughout Australia and the Pacific Rim.

London based Transcom, a leading provider of VSAT services in Southern Europe, The Middle East, Africa and now Australia-Pacific Rim region, have contracted with Multiemedia Limited for the provision of its NewSat services including Linkstar hardware and NSS-6 space segment. Transcom offer advanced custom ISP services for high volume users such as Internet Cafes and Satellite Call Voice Centres, as well as VoIP and complete Mobile Access Solutions incorporating Webcasting and Broadcasting, from Greenland to China including most of the territory supported by NSS-6.

Transcom believe they will deploy approximately 1,000 Multiemedia NewSat solutions over the coming 12 months generating in the order of $15 million to Multiemedia. Initially the solution will be sold to existing Transcom customers, however the strength of the offering is expected to quickly attract significant new SME's and Corporates

This is the first of a number of volume agreements expected to be closed in the month of August, and is an early validation of Multiemedia's aggressive NewSat roll out strategy.

For additional information please contact:

Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

[redacted]

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# SOUL PATTINSON AND MULTIEMEDIA FORM STRATEGIC ALLIANCE

Thursday, 7th August 2003

Multiemedia Limited and Soul Pattinson Telecommunications have executed an agreement for Teleport Services, as well as a Memorandum of Understanding which provides both parties with reciprocal rights to sell each others products.

The agreement is for 5 years duration and matches the space segment agreement recently signed with NewSkies Satellites. Multiemedia's ViaSat Hub will be located at the Newcastle based Soul Pattinson Teleport and live transmission is expected prior to October 1st.

Under Multiemedia's SPLA agreement Soul Pattinson will sell Microsoft Applications and be licensed by Multiemedia to host Microsoft Applications. This will be the first sub-license granted by Multiemedia.

Both companies will aggressively pursue Broadband opportunities and attempt to become a dominant force in this region.

For additional information please contact:

Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

[redacted]

66

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC
3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# EUROPEAN FINANCIER BACKS MULTIE

Friday, 8th August 2003

Multiemedia Limited advises that its wholly owned subsidiary Multie Technology Distribution Pty Ltd ("MTD") has secured new financial facilities with London based Bibby Financial Services to replace existing Westpac factoring facilities.

Bibby have provided a Debtor Factoring facility of $3 million which will assist MTD grow its business from its current Revenue base of approximately $22 million per annum.

Tullamarine based MTD, distributes various technology products sourced from around the world through its 4,000 strong dealer network to Australian Corporates and SME's.

For additional information please contact:

Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

[redacted]

67

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA SECURES DEAL WITH AUSTRALIAN PRIVATE NETWORKS

Thursday, 14th August 2003

After several months of negotiation and technical trials, Multiemedia has been selected by Australian Private Networks to provide VSAT solutions for immediate deployment.

Australian Private Networks customers who will benefit from the Multiemedia VSAT implementations include:

- Tatachilla Lutheran College
- St Paul's Grammar School
- Northern Adelaide Development Board
- Protherics Australasia Pty Ltd
- Flinders University of South Australia Rural and Remote Community Clinical School
- CHC Helicopters (Australia) Pty Ltd based in Dili, East Timor

The initial purchase, worth in the order of $1m per annum inclusive of end user equipment and space segment, is the pre cursor to a number of other VSAT roll outs by the Adelaide based solutions provider.

In addition to the initial purchase Australian Private Networks has signed a channel partner agreement giving them access to Multiemedia's infrastructure including its Microsoft SPLA products.

Australian Private Networks CEO, and former Deputy Premier of South Australia, Graham Ingerson said his company chose Multiemedia's NewSat Solution because "it delivered superior performance in terms of speed, stability and cost effectiveness".

For additional information please contact:

Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

(68)

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | a) 5,000,000<br>b) 2,000,000<br>c) 1,500,000<br>d) 3,500,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | a) 0.02<br>b) 0.022<br>c) 0.015<br>d) 0.012 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options issued under Executive Officer Plan No. 2 and approved by shareholders 28/9/01 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 775,370,165 | Fully Paid Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 56,500,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: ............................................................

== == == == ==

+ See chapter 19 for defined terms.

69

[redacted]



multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# $3.5 million through Findlay's a major boost for Multiemedia

Wednesday 20th August 2003

Multiemedia Limited will receive a major financial boost with a $3.5 million cash injection through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited.

The funds will be used to further enhance Multiemedia's NewSat satellite service as it moves to become the leading provider of high-speed broadband services in the Asia-Pacific region.

Multiemedia Chairman John Walker said the injection will be used to expand the infrastructure around its two-way satellite technology and also assist the working capital requirements of the company.

The injection comes on top of Multiemedia having recently signed an agreement with Microsoft to deliver its products via satellite. It has also recently signed reseller agreements with Adelaide-based solutions provider Australian Private Networks and Soul Pattinson Telecommunications.

Multimedia will have the capital and the workforce to make huge inroads into the new generation of high-speed broadband – what we are calling true broadband, which is 15-20 times faster than ADSL, Cable or ISDN.

The injection is in the form of a loan which can be converted into shares from 29th August 2003.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200,*
*or by email at* ***shareholder @multiemedia.com***

170

[redacted]



multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# FURTHER ANNOUNCEMENT IN RESPECT OF FUNDING ARRANGEMENT

Thursday, 21st August 2003

Multiemedia Limited advises the conversion terms attaching to loan arrangements announced on 20th August, 2003 are as follows:

The loan, including interest at 12.5% per annum, will be converted into shares between 29th August, 2003 and 29th October, 2003 at a conversion price which is the higher of:

- 25% discount to the weighted average price of the ordinary shares of Multiemedia Limited traded on ASX over the consecutive period of 21 days immediately prior to, but not including, the date on which the lender elects (or is deemed to elect) to convert the loan; and
- 5 cents.

If the lender has not elected to convert the whole of the loan and accrued interest by 29th October, 2003, the lender will be deemed to elect to convert the balance on 29th October, 2003.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

[redacted]

71

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# Multiemedia and people telecom join forces

Monday, 25th August 2003

Multiemedia Limited (MUL) has signed a Memorandum of Understanding with national telecommunications service provider people telecom for it to provide high-speed two-way satellite broadband services to its large customer base.

It is a significant announcement for Multiemedia as people telecom has 16,000 customers plus a substantial sales force.

The agreement allows people telecom to:

- Resell and rebrand the NewSat broadband service
- Engage in joint marketing activities
- Provide first tier sales and technical support
- Resell Microsoft applications to be delivered by NewSat broadband under the terms of the Services Providers Licensing Agreement executed by Microsoft and Multiemedia on March 26 this year and provide further sub licenses for third party applications

people telecom is a privately owned Australian company with operations in Sydney, Melbourne, Brisbane and Perth that targets corporate customers. It has annual revenues heading to $100 million and is the largest privately owned telecoms service provider in Australia.

Multiemedia provides very high-speed broadband services using leading-edge two-way satellite technology through its partnership with NewSkies, ViaSat, Kavera, IP Access and Advanced Projects.

Multiemedia Chief Executive Adrian Ballintine said the alliance should see Multiemedia increase its revenue stream substantially in the current financial year.

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

"Today's announcement with people telecom in addition to that with Soul Pattinson Telecommunications earlier this month provides Multiemedia with a substantial sales force to market and sell this exciting broadband technology.

"It will allow Multiemedia to extend its services to a wider customer base and provide the platform to grow without the associated infrastructure costs."

For people telecom, it completes its suite of broadband services as it already provides a range of traditional broadband solutions.

people telecom CEO and Executive Director Ryan O'Hare said: "We see this as a great opportunity to provide high-speed broadband satellite products to our customers. Two-way satellite is a great solution as some of our customers are hard to reach, such as our mining clients in Western Australia, some don't have broadband access at all and for others it will allow people telecom to provide more strategic services such as multicasting.

"We are becoming a key player in providing virtual private network solutions for small, medium and now large customers. Our agreement with Multiemedia gives us the opportunity to provide a full virtual private network for customers, particularly where broadband is unavailable."

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or*
*by email at* ***shareholder @multiemedia.com***

#2

RECEIVED [redacted]

2004 JUL -2 A 9:43

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# IMPORTANT INDEPENDENT CORPORATE RESEARCH

Wednesday, 27 August 2003

Multiemedia Limited is aware of a valuation of the company prepared by Findlay & Co Stockbrokers Limited. That report is available on the websites of Findlay & Co Stockbrokers Limited at http://www.findlay.com.au and Multiemedia Limited at http://www.multiemedia.com. Please note that the report was prepared from information available to the market at large.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200*
*by email at* ***shareholder@multiemedia.com***

[redacted]

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

## RESULT OF GENERAL MEETING

Friday, 29th August 2003

The Company announces that all resolutions as listed in the Company's Notice of General Meeting, previously approved by the ASX, were passed by the shareholders at the General Meeting held yesterday.

We attach the required proxy statistics relating to these resolutions.

**ADRIAN BALLINTINE**
Company Secretary
Multiemedia Limited

[redacted]

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

28th August 2003

**GENERAL MEETING**

**MULTIEMEDIA LIMITED**

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

***Approval of Issue of Convertible Notes***

| | |
|---|---|
| • Votes where the proxy directed to vote 'for' the motion | 44,273,243 |
| • Votes where the proxy was directed to vote 'against' the motion | 1,764,476 |
| • Votes where the proxy may exercise a discretion how to vote | 2,764,657 |

In addition, the number of votes where the proxy was directed
to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

***Approval of Issue of Convertible Notes***

| | |
|---|---|
| • Votes where the proxy directed to vote 'for' the motion | 75,515,553 |
| • Votes where the proxy was directed to vote 'against' the motion | 1,764,476 |
| • Votes where the proxy may exercise a discretion how to vote | 2,764,657 |

In addition, the number of votes where the proxy was directed
to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

[redacted]

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

***Approval of Past Issue of Shares***

| | |
|---|---|
| • Votes where the proxy directed to vote 'for' the motion | 75,502,553 |
| • Votes where the proxy was directed to vote 'against' the motion | 1,777,476 |
| • Votes where the proxy may exercise a discretion how to vote | 2,764,657 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a ordinary resolution.

***Approval of New Issue of Shares***

| | |
|---|---|
| • Votes where the proxy directed to vote 'for' the motion | 74,964,886 |
| • Votes where the proxy was directed to vote 'against' the motion | 1,815,143 |
| • Votes where the proxy may exercise a discretion how to vote | 2,764,657 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 0

The results of voting on each motion is as follows:

The motion was carried on a show of hands as a ordinary resolution.

Dated this 28th day of August 2003

**ADRIAN BALLINTINE**
Company Secretary
Multiemedia Limited

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | (a) 77,307,867<br>(b) 20,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | a) 0.054975<br>b) 0.0125 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To fund the investment in the VSAT project and for the purposes of working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 872,678,032 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 56,500,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................... Date: ........................
(Director/Company secretary)

Print name: ........................................................

== == == == ==

+ See chapter 19 for defined terms.

(75)



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Multiemedia Limited |

ABN

| |
|---|
| 12 003 237 303 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 4,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | yes |
| 5 | Issue price or consideration | 0.0125 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | To fund the investment in the VSAT project and for the purposes of working capital |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 876,678,032 | ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 56,750,000 | options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: ........................
(Director/Company secretary)

Print name: ........................................................

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Elwood Charles Ellison |
| **Date of last notice** | --- |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder: Citicorp Nominees Pty Limited |
| **Date of change** | 03/08/2003 |
| **No. of securities held prior to change** | 4,012,000 |
| **Class** | Ord |
| **Number acquired** | Nil |
| **Number disposed** | 4,000,000 |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | $128,000 (US $) |
| **No. of securities held after change** | 12,000 |
| **Nature of change** Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | — |
| **Nature of interest** | — |
| **Name of registered holder (if issued securities)** | — |
| **Date of change** | — |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | — |
| **Interest acquired** | — |
| **Interest disposed** | — |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | — |
| **Interest after change** | — |

77

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Adrian Maxwell Ballintine |
| **Date of last notice** | 9/07/2003 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder: Jamif Pty Ltd |
| **Date of change** | 28/08/2003 to 29/08/2003 |
| **No. of securities held prior to change** | 31,242,310 |
| **Class** | ORD |
| **Number acquired** | 12,000,000 |
| **Number disposed** | 13,200,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $954,691.33 |
| **No. of securities held after change** | 18,042,310 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade<br>Holding is also affected by dilution as a result of recent capital raising. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

No 078

78



multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# AMENDMENT OF 3Y NOTICE

Friday, 5th September 2003

On Thursday 4th September Multiemedia Limited issued a 3Y Notice in relation to Adrian Maxwell Ballintine. That Notice contained a mathematical error which is now corrected by the issue of the following two 3Y Notices which confirm Mr Ballintine's company's continuing position as a major shareholder (30,042,310 shares) in Multiemedia Limited and his continuing commitment to the Company.

*Rule 3.19A.2*

# Appendix 3Y

## *Change of Director's Interest Notice*

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Adrian Maxwell Ballintine |
| Date of last notice | 4/09/2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| Direct or indirect interest | Indirect |
| Nature of indirect interest (including registered holder)<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of registered holder: Jamif Pty Ltd |
| Date of change | 28/08/2003 |
| No. of securities held prior to change | 31,242,310 |
| Class | ORD |
| Number acquired | Nil |
| Number disposed | 1,200,000 |
| Value/Consideration<br>Note: If consideration is non-cash, provide details and estimated valuation | $93,757.20 |
| No. of securities held after change | 30,042,310 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## *Change of Director's Interest Notice*

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity Multiemedia Limited | |
| ABN 12 003 237 303 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| Name of Director | Adrian Maxwell Ballintine |
| Date of last notice | 4/09/2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of registered holder: Jamif Pty Ltd |
| **Date of change** | 29/08/2003 |
| **No. of securities held prior to change** | 30,042,310 |
| **Class** | ORD |
| **Number acquired** | 12,000,000 |
| **Number disposed** | 12,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | Net $710,934.13 |
| **No. of securities held after change** | 30,042,310 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Acquisition: conversion of convertible securities pursuant to Convertible Note Deed dated April 2003;<br><br>Disposal: on-market trade. |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

No 079

79



multiemedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# PRELIMINARY FINAL REPORT
# APPENDIX 4E

Friday, 12th September 2003

# Appendix 4E

## Preliminary final report

Multiemedia Limited

ABN or equivalent company reference

12003237303

30 June, 2003

### Results for announcement to the market

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities | Down | -4.53% | to | 26,898 |
| Loss from ordinary activities after tax attributable to members | Down | -65.48% | to | (5,533) |
| Profit (loss) from extraordinary items after tax attributable to members | | - | | - |
| Net Loss for the period attributable to members | Up | -65.48% | to | (5,533) |

| Dividends (distributions) | Amount per security | Franked amount per security |
|---|---|---|
| Final dividend *(Preliminary final report only - item 15.4)*<br>Interim dividend *(Half yearly report only - item 15.6)* | Nil | Nil |
| Previous corresponding period *(Preliminary final report - item 15.5; half yearly report - item 15.7)* | Nil | Nil |

## Condensed consolidated statement of financial performance

| | Current period | Previous corresponding period |
|---|---|---|
| Sales revenue | 23,206,485 | 28,023,333 |
| Cost of sales and development | (19,291,452) | 25,697,029 |
| Gross profit | 3,915,033 | 2,326,304 |
| Other revenues | 2,773,118 | 152,570 |
| Gain on loss of control of Subsidiary | 919,026 | |
| Sales and marketing expenses | (956,100) | (2,124,424) |
| Administrative costs | (6,581,948) | (5,434,414) |
| Borrowing costs | (285,450) | (465,135) |
| Write-down of investments, intellectual property, and goodwill to recoverable amounts | (5,316,983) | (10,482,719) |
| Loss from ordinary activities before income tax | (5,533,304) | (16,027,818) |
| Income tax expense relating to ordinary activities | | |
| Loss from ordinary activities after related income tax expense | (5,533,304) | (16,027,818) |

## Consolidated retained profits

| | Current period | Previous corresponding period |
|---|---|---|
| Retained profits (accumulated losses) at the beginning of the financial period | (53,171,315) | (37,143,497) |
| Net profit (loss) attributable to members (*item 1.11*) | (5,533,303) | (16,027,818) |
| Net transfers from (to) reserves *(details if material)* | | |
| Net effect of changes in accounting policies | | |
| Dividends and other equity distributions paid or payable | | |
| **Retained profits (accumulated losses) at end of financial period** | (58,704,619) | (53,171,315) |

| Consolidated statement of financial position | 30 June 2003 | 30 June 2002 |
|---|---|---|
| **Current Assets** | | |
| Cash assets | 194,439 | 839,434 |
| Receivables | 2,726,629 | 3,397,118 |
| Inventories | 873,634 | 1,125,642 |
| Other | 413,676 | 222,648 |
| Total Current Assets | 4,208,378 | 5,584,842 |
| **Non-Current Assets** | | |
| Receivables | | - |
| Other financial assets | | - |
| Property, plant and equipment | 428,720 | 1,112,631 |
| Intangibles | 1,549,781 | 7,200,754 |
| Other | 48,399 | 34,269 |
| Total Non-Current Assets | 2,026,901 | 8,347,654 |
| Total Assets | 6,235,279 | 13,932,496 |
| **Current Liabilities** | | |
| Payables | 4,300,580 | 4,980,318 |
| Interest bearing liabilities | 2,278,518 | 2,264,791 |
| Provisions | 215,787 | 189,059 |
| Other | 112,107 | 695,137 |
| Total Current Liabilities | 6,906,992 | 8,129,305 |
| **Non-Current Liabilities** | | |
| Interest bearing liabilities | 93,530 | 3,529,696 |
| Provisions | 277,078 | 170,612 |
| Total Non-Current Liabilities | 370,608 | 3,700,308 |
| Total Liabilities | 7,277,600 | 11,829,613 |
| Net Assets | -1,042,321 | 2,102,883 |
| **Equity** | | |
| Contributed equity | 57,662,317 | 55,274,198 |
| Accumulated losses | -58,704,638 | (53,171,315) |
| Total Equity | -1,042,321 | 2,102,883 |

## Consolidated statement of cash flows

| | Current period | Previous corresponding period |
|---|---|---|
| **Cash flows from operating activities** | | |
| Receipts from customers | 23,398,815 | 28,675,558 |
| Payments to suppliers and employees | (24,176,980) | (31,838,527) |
| GST received (paid) | (889,847) | (253,729) |
| Borrowing costs | (255,650) | 9,717 |
| Interest received | 5,815 | 162,484 |
| Net operating cash flows used in operating activities | (1,917,847) | (3,244,497) |
| **Cash flows from investing activities** | | |
| Proceeds from sale of controlled entity and investments | | - |
| Purchase of controlled entities | | (308,000) |
| Purchase of investments | | (43,027) |
| Deposits paid for investments | | (27,400) |
| Payment for intellectual property | | - |
| Payments for plant and equipment | 93,196 | (94,231) |
| Loans made to other corporations | | (30,668) |
| Loan repayments received | | 12,668 |
| Loans made to related entities | | - |
| Net investing cash flows | 93,196 | (490,658) |
| **Cash flows from financing activities** | | |
| Proceeds from issues of shares and options | 1,853,619 | 2,147,087 |
| Share and option issue costs paid | | (50,000) |
| Repayment of borrowings | (839,502) | - |
| Proceeds from borrowings | 300,000 | 3,142,469 |
| Repayment of finance lease principal | (134,461) | (943,624) |
| Net Financing activity | 1,179,656 | 4,295,932 |
| Net increase (decrease) in cash held | (644,995) | 560,777 |
| Cash at beginning of the financial year | 839,434 | 277,845 |
| Cash at the end of the financial year | 194,439 | 839,434 |

| | | |
|---|---|---|
| **Note 1.** | | |
| **Loss from ordinary activities is after crediting the following revenues:** | | |
| *Revenues from operating activities:* | | |
| Internet services | 1,911,758 | 4,429,150 |
| Sale of products | 21,196,143 | 23,182,833 |
| Sale of other services | 98,584 | 411,350 |
| Total revenues from operating activities | 23,206,485 | 28,023,333 |
| *Revenues from non operating activities:* | | |
| Gain on loss of control of Subsidiary | 919,026 | - |
| Other revenue items | 2,773,118 | 152,570 |
| Total revenues from non operating activities: | 3,692,144 | 152,570 |
| Total revenues from ordinary activities | 26,898,629 | 28,175,903 |
| Loss from ordinary activities is after charging the following expenses: | | |
| *Depreciation and Amortisation* | | |
| Depreciation of: | | |
| - plant and equipment | 381,330 | 638,071 |
| - furniture and fittings | 5,426 | 24,745 |
| - leased equipment | 32,772 | 37,680 |
| Total depreciation | 419,528 | 700,496 |
| Amortisation of: | | |
| - goodwill | 343,813 | 261,711 |
| - intellectual properties | 125,005 | - |
| Total amortisation | 468,818 | 261,711 |
| Total depreciation and amortisation | 716,255 | 962,207 |
| *Borrowing Costs* | | |
| Interest paid or payable to: | | |
| - Other unrelated persons | 255,650 | 465,135 |
| Finance charges related to leases | 29,800 | 57,440 |
| Total borrowing costs | 285,451 | 522,575 |

| | | |
|---|---|---|
| **Note 1.** | | |
| *Other expense items* | | |
| Writedown of investments to recoverable amount | | 1,609,245 |
| Writedown of intellectual property to recoverable amount | 2,199,995 | 7,191,817 |
| Writedown of goodwill to recoverable amount | 1,086,950 | 1,681,658 |
| Net charge to provision for doubtful debts | 67,612 | 914,088 |
| Provision for unrecoverable loans | 154,379 | - |
| Net loss on sale of property, plant & equipment | (14,815) | 4,337 |
| Operating lease rentals | 55,164 | 441,624 |
| Provision for employee entitlements | 167,598 | 22,560 |
| **Note 2.** | | |
| **Cash Assets** | | |
| Cash at bank and on hand | 194,439 | 372,906 |
| Deposits on call | | 466,528 |
| | 194,439 | 839,434 |
| **Note 3.** | | |
| **Receivables (Current)** | | |
| Trade debtors | 2,669,105 | 5,248,148 |
| Provision for doubtful debt | (96,440) | (2,030,072) |
| Trade debtors, net | 2,572,665 | 3,218,076 |
| Non-trade amounts owing by: | | |
| Related parties | | |
| - Wholly-owned group | | - |
| - Director related entites | | 36,000 |
| Total related party receivables (current) | 0 | 36,000 |
| Deposits | 33,648 | 38,194 |
| Other debtors | 120,316 | 104,848 |
| | 153,964 | 143042 |
| Total Receivables | 2,726,629 | 3,397,118 |

| | | |
|---|---|---|
| **Note 4.** | | |
| **Inventories (Current)** | | |
| Finished goods – at cost | 873,632 | 1,024,254 |
| Work in progress – at cost | | 101,388 |
| Total current inventories | 873,632 | 1,125,642 |
| **Note 5.** | | |
| **Other Assets (Current)** | | |
| Prepayments | 367,471 | 83,695 |
| Security deposit | 46,205 | 46,205 |
| Other | | 92748 |
| Total other current assets | 413,676 | 222,648 |
| **Note 6.** | | |
| **Property, Plant and Equipment** | | |
| *Plant and Equipment* | | |
| ***Cost*** | | |
| Opening balance | 1,540,309 | 1,093,819 |
| Additions | 3,251 | 80,852 |
| Disposals | (351,144) | (589,075) |
| Acquisitions through subsidiaries acquired | | |
| Disposal of deconsolidated Assets | (116,927) | 954,713 |
| Closing balance | 1,075,488 | 1,540,309 |
| ***Accumulated Depreciation*** | | |
| Opening balance | 740,236 | 506,929 |
| Depreciation for the year | 381,330 | 638,071 |
| Disposals | (249,195) | (404,764) |
| Closing balance | 872,371 | 740,236 |
| Net book value | 203,117 | 800,077 |
| *Furniture and Fittings* | | |
| ***Cost*** | | |
| Opening balance | 187,430 | 79,780 |
| Additions | - | 17,449 |
| Acquisitions through subsidiaries acquired | | 146,737 |
| Disposal of deconsolidated Assets | (46,516) | |
| Disposals | (8,275) | (56,536) |

| | | |
|---|---|---|
| Closing balance | 132,639 | 187,430 |
| ***Accumulated Depreciation*** | | |
| Opening balance | 29,646 | 18,041 |
| Depreciation for the year | 5,426 | 24,745 |
| Disposals | (6,038) | (131,40) |
| Closing balance | 29,033 | 29,646 |
| Net book value | 103,605 | 157,784 |
| *Plant and Equipment Under Finance Lease* | | |
| ***Cost*** | | |
| Opening balance | 219,076 | 369,076 |
| Additions | 0 | |
| Disposals | 0 | (207,749) |
| Acquisitions through subsidiaries acquired | | 57,749 |
| Closing balance | 219,076 | 219,076 |
| ***Accumulated Depreciation*** | | |
| Opening balance | 64,306 | 53,947 |
| Depreciation for the year | 32,772 | 37,680 |
| Disposals | 0 | (27,321) |
| Closing balance | 97,077 | 64,306 |
| Net book value | 121,998 | 154,770 |
| Total property, plant and equipment, at cost | 1,427,203 | 1,946,815 |
| Total property, plant and equipment, net | 428,720 | 1,112,631 |
| **Note 7.** | | |
| **Intangible Assets** | | |
| Goodwill, at cost | (5,096,544) | 5,096,544 |
| Accumulated amortisation | (759,539) | (415,726) |
| Writedown to recoverable amount | (2,937,005) | |
| Goodwill, net | 1,400,000 | 4,680,818 |
| Intellectual properties | 2,474,781 | 11,632,937 |
| Accumulated amortisation | (125,005) | (921,184) |
| Writedown to recoverable amount | (2,199,995) | (8,191,817) |
| Intellectual properties, net | 149,781 | 2,519,936 |

| | | |
|---|---|---|
| Total intangible assets, net | 1,549,781 | 7,200,754 |
| | | |
| **Note 8.** | | |
| **Other Non Current Assets** | | |
| Rental deposit | - | 34,269 |
| other | 48,399 | |
| Total other non-current assets | 48,399 | 34,269 |
| | | |
| **Note 9.** | | |
| **Payables (current)** | | |
| Trade creditors – unsecured | 3,696,911 | 3,480,762 |
| Sundry creditors | 603,650 | 1,499,556 |
| Total current payables | 4,300,580 | 854,548 |
| | | |
| **Note 10.** | | |
| **Interest Bearing Liabilities (Current)** | | |
| *Secured:* | | |
| Factoring – debtors (a) | 1,789,341 | 1,823,840 |
| Hire purchase liability | 160,790 | 275,917 |
| Convertible Notes | 300,000 | |
| *Unsecured:* | | |
| Other loans | 28,387 | 165,034 |
| Total current interest bearing liabilities | 2,278,518 | 2,264,791 |
| | | |
| **Note 11.** | | |
| **Provisions (Current)** | | |
| Employee entitlements | 215,787 | 154,417 |
| Tax | | 34,642 |
| Total current provisions | 215,787 | 189,059 |
| | | |
| **Note 12.** | | |
| **Other Liabilities (Current)** | | |
| Accrued expenses | 112,107 | 358,450 |
| Share capital to be issued | | 336,687 |
| Total current other liabilities | 112,107 | 695,137 |
| **Note 13.** | | |
| **Interest Bearing Liabilities (Non-Current)** | | |
| *Secured:* | | |
| Bank Loans (a) | | 3,286,105 |
| Hire purchase liability | 93,530 | 243,591 |

| | | |
|---|---|---|
| Total non-current interest bearing liabilities | 93,530 | 3,529,696 |
| **Note 14.** | | |
| **Provisions (Non-Current)** | | |
| Employee entitlements | 277,077 | 170,612 |
| Total current provisions | 277,077 | 189,059 |
| **Note 15.** | | |
| **Share Capital** | | |
| Share Capital | | |
| Ordinary Shares Fully Paid | 57,662,317 | 50,706,896 |
| **Note 16.** | | |
| **Notes to the Statement of Cash Flows** | | |
| *(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities* | | |
| Net loss after income tax | (5,533,304) | (16,027,818) |
| **Adjustments for non-cash income and Expense items:** | | |
| Depreciation | 419,122 | 700,496 |
| Amortisation of intangibles | 468,818 | 261,711 |
| Writedown of intangibles | 5,136,983 | 8,873,475 |
| Writedown of investments | - | 1,609,000 |
| Writedown of loan amounts | 190,379 | - |
| Debt forgiven by Creditor | (2,400,000) | |
| Interest Forgiven by Creditor | (367,106) | |
| other gain from deconsolidation | (919,026) | |
| Expenses paid with shares | - | 268,000 |
| Interest accumulated not paid | - | 286,105 |
| Transfers to provisions: | - | - |
| Employee entitlements | 133,193 | (16,000) |
| Doubtful debts | (1,933,631) | (914,088) |
| Loans | | - |
| (Profit)/loss on sale of plant and equipment | (14,815) | 4,337 |
| **Changes in assets and liabilities net of effects from purchase and sale of controlled entities:** | | |
| (Increase)/decrease in assets: | | |
| Receivables | 1,952,855 | 1,891,490 |
| Inventory | 150621 | (122,000) |

| | | |
|---|---|---|
| Prepayments & other assets | (242,067) | 244,582 |
| (Decrease)/increase in liabilities: | | |
| Payables, accruals and other Liabilities | 1040149 | 185,084 |
| Net cash provided from operating activities | (1,917,829) | (3,244,790) |

# Other notes to the condensed financial statements

| Ratios | Current period | Previous corresponding period |
|---|---|---|
| **Profit before tax / revenue**<br>Consolidated profit (loss) from ordinary activities before tax (*item 1.5*) as a percentage of revenue (*item 1.1*) | (20.57%) | (57.32%) |
| | | |

## Earnings per security (EPS)

| Earnings per security (EPS) | Current period | Previous corresponding Period |
|---|---|---|
| Basic EPS | -0.0086 | (3.7) cents |
| Diluted EPS | -0.0086 | (3.7) cents |

| **NTA backing** *(see note 7)* | Current period | Previous corresponding Period |
|---|---|---|
| Net tangible asset backing per ordinary security | -0.003 | (0.96)¢ |

## Discontinuing Operations

*(Entities must report a description of any significant activities or events relating to discontinuing operations in accordance with paragraph 7.5 (g) of AASB 1029: Interim Financial Reporting, or, the details of discontinuing operations they have disclosed in their accounts in accordance with AASB 1042: Discontinuing Operations (see note 17).)*

Discontinuing Operations

The subsidiary Multie Software Services Pty Ltd discontinued operations. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Position.

## Loss of control of entities having material effect

| | |
|---|---|
| Name of entity (or group of entities) | Multie Software & Services |
| Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control | ($558,550) |
| Date to which the profit (loss) in item 14.2 has been calculated | 17/6/03 |
| Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period | ($360,447) |

## Amount per security

| | | Amount per security | Franked amount per security at % tax (see note 4) | Amount per security of foreign source dividend |
|---|---|---|---|---|
| | *(Preliminary final report only)*<br>**Final dividend:** Current year | 0¢ | 0 ¢ | 0¢ |

| | | | | |
|---|---|---|---|---|
| | Previous year | 0¢ | 0 ¢ | 0¢ |
| | *(Half yearly and preliminary final reports)*<br>**Interim dividend:** Current year | 0¢ | 0 ¢ | 0¢ |
| | Previous year | 0¢ | 0¢ | 0¢ |

## Total dividend (distribution) per security (interim *plus* final)

| | Current year | Previous year |
|---|---|---|
| +Ordinary securities | 0¢ | 0¢ |
| Preference +securities | 0¢ | 0¢ |

## Preliminary final report - final dividend (distribution) on all securities

| | Current period $A'000 | Previous corresponding period - $A'000 |
|---|---|---|
| +Ordinary securities *(each class separately)* | - | - |
| Preference +securities *(each class separately)* | - | - |
| Other equity instruments *(each class separately)* | - | - |
| **Total** | - | - |

## Issued and quoted securities at end of current period

| Category of securities | Total number | Number quoted | Issue price per security) | Amount paid up per security |
|---|---|---|---|---|
| **+Ordinary securities** | - | - | N/A | |
| Changes during current period<br>Increases through issues | 4,500,000<br>10,500,000<br>22,633,296<br>5,000,000<br>86,861,947<br>21,428,571<br>20,000,000<br>6,000,000<br>25,000,000<br>25,000,000 | | 0.011<br>0.011<br>0.0150<br>0.006<br>0.010<br>0.007<br>0.01<br>0.01<br>0.01<br>0.013 | 49,500<br>115,500<br>339,499<br>30,000<br>868,619<br>150,000<br>200,000<br>60,000<br>250,000<br>325,000 |
| **+Convertible debt securities** | | | | |
| Changes during current period<br>(a) Increases through issues<br>(b) Decreases through securities matured, converted | $300,000 Convertible to Ordinary shares | 24,000,000 ordinary shares | $0.0125 per share | |

| **Options** *(description and conversion factor)* | | | *Exercise price* | *Expiry date (if any)* |
|---|---|---|---|---|
| Issued during current period | 5,000,000<br>1,000,000<br>2,000,000<br>1,500,000<br>10,000,000<br>10,000,000<br>10,000,000<br>2,500,000<br>2,500,000<br>5,000,000<br>2,500,000<br>2,500,000<br>2,500,000<br>2,500,000<br>2,500,000 | | 0.02<br>0.02<br>0.02<br>0.02<br>0.03<br>0.07<br>0.03<br>0.07<br>0.10<br>0.03<br>0.07<br>0.10<br>0.03<br>0.07<br>0.10 | 30/6/04<br>22/10/07<br>22/10/07<br>22/10/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07<br>01/01/07 |
| Exercised during current period | | | | |

| | | | | |
|---|---|---|---|---|
| Expired during current period | 1,0000,000<br>5,000,000<br>15,000,000<br>2,250,000<br>100,000<br>175,000<br>2,250,000<br>5,000,000<br>15,000,000<br>350,000<br>1,500,000<br>3,000,000<br>4,500,000<br>700,000<br>175,000 | | | |

Material factors affecting the revenues and expenses of the economic entity for the current period. In a half yearly report, provide explanatory comments about any seasonal or irregular factors affecting operations.

The Directors of the parent entity considered the carrying values of assets of the group on a fair value basis, and determined a reduction in the carrying value of Intellectual property in the amount of $2,325,000 and in Goodwill on Acquisition in the amount of $1,086,949 was appropriate.

**Subsequent Events Section**

Transcom, one of the United Kingdom's most prominent ISP's, has contracted with Multiemedia to provide its NewSat high-speed two-way satellite broadband service for deployment throughout Australia and the Pacific Rim.

Multiemedia and Soul Pattinson Telecommunications have executed a 5 year agreement for Teleport Services and a Memorandum of Understanding, which provides both parties with reciprocal rights to the sale of their products. Multiemedia's ViaSat Hub will be located at the Newcastle based Soul Pattinson Teleport. The agreement includes access to Multiemedia's Microsoft SPLA products.

Australian Private Networks has signed an agreement with Multiemedia under which Multiemedia will provide its NewSat high-speed two-way satellite broadband service to Australian Private for immediate deployment to its customer. The agreement also gives Australian Private Networks access to Multiemedia's infrastructure including its Microsoft SPLA products.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

Multiemedia has signed a Memorandum of Understanding with national telecommunications service provider people telecom for provision of NewSat high-speed two-way satellite broadband services to its large 16,000 customer base. The agreement includes re-branding rights and access to Multiemedia's Microsoft SPLA products.

## Annual meeting

The annual meeting will be held as follows:

| | |
|---|---|
| Place | ASX Theatrette, Australia Stock Exchange Centre, Level 1, 530 Collins Street, Melbourne, Victoria. |
| Date | To be announced |
| Time | To be announced |
| Approximate date the 'annual report will be available | To be announced |

## Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX

2 This report, and the +accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts that are in the process of being audited

5 The entity does not have a formally constituted audit committee.

Sign here: (Director/Company Secretary) Date: ..........................

Print name: ..Adrian Maxwell Ballintine....................................................

multimedia

## Addition to Appendix 4E

Due to a file conversion anomaly the attached Segment Report was omitted from the Preliminary Final Report. The Preliminary Final Report is unaudited and is currently in the process of being audited..

| Segment Result | Licensing of Technology 2003 $ | Licensing of Technology 2002 $ | Distribution of Technology Products 2003 $ | Distribution of Technology Products 2002 $ | Communications & Software 2003 $ | Communications & Software 2002 $ | Other 2003 $ | Other 2002 $ | Eliminations 2003 $ | Eliminations 2002 $ | Consolidated 2003 $ | Consolidated 2002 $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Revenue** | | | | | | | | | | | | |
| Sales to Customer outside the Group | 33,584 | 411,350 | 20,779,424 | 23,182,834 | 2,393,477 | 4,429,150 | | 79,333 | | - | 23,206,485 | 28,102,667 |
| Other Revenues from Customers outside the Group | | - | | 27,426 | | 45,811 | 2,836,118 | | (65,000) | | 2,773,118 | 73,237 |
| Total Segment Revenue | 33,584 | 411,350 | 20,779,424 | 23,210,260 | 2,393,477 | 4,474,961 | 2,836,118 | 79,333 | (65,000) | - | 25,979,603 | |
| Unallocated Revenue | | | | | | | | | | | 919,026 | - |
| **Consolidated Entity Revenue** | | | | | | | | | | | 26,898,629 | 28,175,903 |
| **Results** | | | | | | | | | | | | |
| Segment Results | 1,290,103 | (1,154,843) | (47,553) | (143,115) | (1,100,021) | (3,466,772) | (8,441,149) | (11,263,088) | 765,317 | - | (5,533,304) | (16,027,818) |
| Unallocated Expenses | | | | | | | | | | | - | - |
| *Consolidated Entity Profit form ordinary activities before income tax expense* | | | | | | | | | | | (5,533,304) | (16,027,818) |
| Income Tax Expense | | | | | | | | | | | - | - |
| Consolidated Entity Profit form ordinary activities after income tax expense | | | | | | | | | | | (5,533,304) | (16,027,818) |
| Extraordinary Items | | | | | | | | | | | - | - |
| Net Profit | | | | | | | | | | | (5,533,304) | (16,027,818) |
| **Assets** | | | | | | | | | | | | |
| Segment Assets | 60,472 | 62,796 | 3,998,031 | 4,816,700 | - | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,235,278 | 13,932,496 |
| Unallocated Assets | | | | | | | | | | | - | - |
| Total Assets | 60,472 | 62,796 | 3,998,031 | 4,816,700 | | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,235,278 | 13,932,496 |
| **Liabilities** | | | | | | | | | | | | |
| *Segment Liabilities* | 122,083 | 1,414,509 | 6,068,282 | 6,297,957 | - | 3,863,466 | 1,306,715 | 4,396,606 | (219,481) | (4,142,925) | 7,277,599 | 11,829,613 |
| Unallocated Liabilities | | | | | | | | | | | - | - |
| Total Liabilities | 122,083 | 1,414,509 | 6,068,282 | 6,297,957 | | 3,863,466 | 1,306,715 | 4,396,606 | (219,481) | (4,142,925) | 7,277,599 | 11,829,613 |
| **Other Segment Information** | | | | | | | | | | | | |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets | | | | 940,237 | | 135,235 | | 4,842,056 | | | | 5,917,528 |
| Depreciation | | 273,016 | 167,369 | 158,223 | 119,526 | 245,814 | 132,025 | 67,264 | | - | 419,122 | 744,317 |
| Amortisation | | 73,576 | | 28,703 | | 13,876 | 288,818 | 195,000 | 180,000 | - | 468,818 | 311,155 |
| Non-cash expenses other than depreciation and amortisation | (1,668,538) | - | | - | | 1,661,852 | 7,022,291 | 8,211,623 | 26,292 | - | 6,327,361 | 9,873,475 |

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# Multiemedia Limited

# ADR

# Schedule A

# Book 2

# Documents

# From

# July 2002

**MULTIEMEDIA LIMITED**

| Tab | Date | Item Description |
|---|---|---|
| | | |
| 1. | 07/03/02 | Form 315 – Notification of Resignation, removal or cessation of auditor |
| 2. | 07/19/02 | Results of General Meeting |
| 3. | 07/19/02 | Chairman's Address to Shareholders |
| 4. | 07/19/02 | Appendix 3B – New Issue of Securities |
| 5. | 07/24/02 | Form 207 – Notification of Share Issue |
| 6. | 07/24/02 | Form 207 – Notification of Share Issue<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash |
| 7. | 08/02/02 | Appendix 3B – Cancellation of Unquoted Options |
| 8. | 09/13/02 | Preliminary Final Report |
| 9. | 09/16/02 | Comment on Results |
| 10. | 09/16/02 | Appendix 3B – Cancellation of Unquoted Options |
| 11. | 09/19/02 | Appendix 3B – New Issue |
| 12. | 09/26/02 | Additional Information in Relation to Transactions with ANZ |
| 13. | 09/25/02 | Form 207 – Notification of Share Issue<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash<br>Form 207Z – Certification of Compliance with Stamp Duty Law<br>Form 208 - Notification of Details of Shares Issued other than for Cash |
| 14. | 10/01/02 | Updated Information in Relation to Transactions with ANZ |
| 15. | 10/01/02 | Additional Info. Re: Transactions with ANZ and other matters |
| 16. | 10/01/02 | ASIC Annual Audited Accounts |
| 17. | 10/01/02 | Form 388 – Copy of Financial Statements and Reports |
| 18. | 10/03/02 | Appendix 3B – Cancellation of Unquoted Securities |
| 19. | 10/24/02 | Annual Report and Top 20 Shareholders |
| 20. | 10/25/02 | Appendix 3B – New Issue |
| 21. | 10/25/02 | Notice of Annual General Meeting |
| 22. | 10/30/02 | Becoming a Substantial Holder |
| 23. | 11/01/02 | Settlement of ANZ Transaction/New Venture with Switchcorp |
| 24. | 11/01/02 | Appendix 3B – Executive Officer Option Plan No.2 |
| 25. | 11/06/02 | Re-appointment of Group Managing Director & CEO |
| 26. | 11/11/02 | Correction in relation to Unquoted Securities |
| 27. | 11/11/02 | Change in Company Secretary |
| 28. | 11/11/02 | Form 304 – Notification of Change to Officeholders |
| 29. | 11/12/02 | Director Appointment |
| 30. | 11/12/02 | Form 304 – Notification of Change to Officeholders |
| 31. | 11/13/02 | Ceasing to be a Substantial Holder |
| 32. | 11/13/02 | Form 312 – Notification of Discharge or release of property from a charge |
| 33. | 11/15/02 | Initial Director's Interest Notice |

| | | |
|---|---|---|
| 34. | 11/21/02 | Becoming a Substantial Holder |
| 35. | 11/27/02 | Chairman's Annual General Meeting Address to Shareholders |
| 36. | 11/27/02 | Notice of proxies for Annual General Meeting |
| 37. | 11/29/02 | Ceasing to be a Substantial Holder from ANZ |
| 38. | 12/13/02 | Ceasing to be a Substantial Holder |
| 39. | 12/17/02 | Multiemedia alliance partner to launch satellite NSS-6 |
| 40. | 12/20/02 | Appendix 3B – Part of Directors' Remuneration |
| 41. | 01/06/03 | Appendix 3B – Cancellation of Unquoted Options |
| 42. | 01/15/03 | Appendix 3B – Unexercised Options |
| 43. | 01/29/03 | ASIC – Determination pursuant to subsection 713(6) Corporations Act 2001 |
| 44. | 01/29/03 | Form 316 – Annual Return of a Company<br>Multiemedia Limited<br>Multie Software Products Pty Ltd<br>Australasian Broadband Services Limited |
| 45. | 01/31/03 | Multiemedia drives for improved performance |
| 46. | 02/04/03 | Determination by delegate |
| 47. | 02/11/03 | Convertible Notes Arrangements |
| 48. | 03/03/03 | Appendix 3B – Cancellation of Unquoted Options |
| 49. | 03/14/03 | Half Yearly Report |
| 50. | 03/14/03 | Half Year Audit Review |
| 51. | 04/11/03 | Appendix 3B – Cancellation of Options |
| 52. | 05/01/03 | Multiemedia launches ground braking satellite project |
| 53. | 05/19/03 | Two way satellite internet services – now available |
| 54. | 05/23/03 | Appendix 3B – To fund investment in VSAT project |
| 55. | 06/02/03 | Form 207 – Notification of Share Issue |
| 56. | 06/04/03 | Multiemedia & Microsoft enter into significant agreement |
| 57. | 06/05/03 | Appendix 3B – VSAT project/ working capital |
| 58. | 06/05/03 | Appendix 3B – Executive Officer Remuneration |
| 59. | 06/12/03 | Appendix 3B – VSAT project/working capital |
| 60. | 06/25/03 | Newskies satellite contract |
| 61. | 07/09/03 | Change of Director's Interest Notice |
| 62. | 07/21/03 | Unquoted options |
| 63. | 07/23/03 | Notice of General Meeting and Explanatory Memorandum |
| 64. | 08/04/03 | Newsat solution chosen by Transcom |
| 65. | 08/07/03 | Soul Pattinson & Multiemedia form Strategic Alliance |
| 66. | 08/08/03 | European financier backs Multie |
| 67. | 08/14/03 | Multiemedia secures deal with Australian Private Networks |
| 68. | 08/15/03 | Appendix 3B – Exercise of Executive Options under Plan |
| 69. | 08/20/03 | $3.5 million a major boost for Multiemedia |
| 70. | 08/21/03 | Further Announcement in respect of funding arrangement |
| 71. | 08/25/03 | Multiemedia and people telecom join forces |
| 72. | 08/27/03 | Important independent corporate research |
| 73. | 08/29/03 | Results of meeting |
| 74. | 08/29/03 | Appendix 3B – Working Capital |
| 75. | 09/04/03 | Appendix 3B – Fund investment in VSAT project and working capital |

BEST AVAILABLE COPY

| | | |
|---|---|---|
| 76. | 09/04/03 | Change of Director's Interest Notice |
| 77. | 09/04/03 | Change of Director's Interest Notice |
| 78. | 09/05/03 | Amendment of 3Y Notice lodged 09/04/03 |
| 79. | 09/15/03 | Preliminary Final Report |
| 80. | 09/15/03 | Addition to Appendix 4E –Segment Report |
| 81. | 09/15/03 | Appendix 3B – Issue in Lieu of Directors fees |
| 82. | 09/23/03 | Change of director's interest notice |
| 83. | 09/29/03 | Appendix 3B – New Issue |
| 84. | 10/01/03 | Full Year Accounts |
| 85. | 10/01/03 | Form 388 – Copy of Financial Statements and Reports |
| 86. | 10/01/03 | Appendix 3B – Exercise of options issued under contract |
| 87. | 10/09/03 | Newsat services are live today |
| 88. | 10/09/03 | Notice of Annual General Meeting |
| 89. | 10/17/03 | Share Purchase Plan |
| 90. | 10/17/03 | Share Purchase Plan – Terms & Conditions |
| 91. | 10/20/03 | NewSat News – Newsletter from Multiemedia |
| 92. | 10/28/03 | Appendix 3B – Exercise of Options |
| 93. | 11/07/03 | Success of Share Purchase Plan |
| 94. | 11/07/03 | Appendix 3B – Executive Officer Plan No. 2 |
| 95. | 11/11/03 | Multiemedia wins US Military Business in Iraq |
| 96. | 11/12/03 | Multiemedia Makes Mobile Broadband a Reality |
| 97. | 11/13/03 | Multiemedia Delivers Broadband - At - Sea |
| 98. | 11/13/03 | Appendix 3B – Share Purchase Plan |
| 99. | 11/14/03 | Chairman's Annual General Meeting address to shareholders |
| 100. | 11/14/03 | Results of Annual General Meeting |
| 101. | 11/14/03 | Appendix 3B – Consideration for provision of consulting services |
| 102. | 12/03/03 | Initial Director's Interest Notice |
| 103. | 12/03/03 | Change of Director's Interest Notice x25 |
| 104. | 12/03/03 | Appendix 3B – Allocation of Shares as a result of Share Purchase Plan |
| 105. | 12/04/03 | Change of Director's Interest Notice |
| 106. | 12/04/03 | Change of Director's Interest Notice |
| 107. | 12/16/03 | Appendix 3B – As per resolution 6 of Annual General Meeting |
| 108. | 01/06/04 | USA Department of Defense Now Live in Iraq |
| 109. | 01/07/04 | Response to ASX Query re Share Price |
| 110. | 01/14/04 | Multiemedia signs major multicast contract |
| 111. | 01/20/04 | Change of Director's Interest Notice |
| 112. | 02/06/04 | Change of Director's Interest Notice |
| 113. | 02/10/04 | Appendix 3B – New Issue |
| 114. | 02/23/04 | Strategic Acquisition & NASDAQ Intentions for Multiemedia |
| 115. | 02/27/04 | Half Yearly Report |
| 116. | 03/05/04 | S&P's announces Quarterly Rebalance to S&P/ASX Indices |
| 117. | 03/12/04 | Change of Director's Interest Notice x2 |
| 118. | 03/17/04 | Correction: Change of Registry Address |
| 119. | 03/19/04 | Multiemedia decides against USA acquisition |
| 120. | 03/19/04 | Change of Director's Interest Notice x5 |

| | | |
|---|---|---|
| 121. | 03/27/04 | ASIC – Company Statement |
| 122. | 04/02/04 | Management Team Secured |
| 123. | 04/02/04 | Appendix 3B – New Issue |
| 124. | 04/20/04 | Form 484 – Change of Company Details |
| 125. | 04/20/04 | Form 484 – Change of Company Details |
| 126. | 04/20/04 | Form 484 – Change of Company Details |
| 127. | 04/20/04 | Form 484 – Change of Company Details |
| 128. | 05/11/04 | Change of Director's Interest Notice x5 |
| 129. | 05/11/04 | Appendix 3B – Exercise of Options |
| 130. | 05/11/04 | Appendix 3B – New Issue |
| 131. | 05/11/04 | Change of Director's Interest Notice x5 |
| 132. | 05/18/04 | Multiemedia Limited Update |
| 133. | 05/18/04 | Change of Director's Interest Notice |
| 134. | 05/19/04 | Change of Director's Interest Notice |
| 135. | 06/25/04 | Form 484 - Change of Company Details |
| 136. | 06/29/04 | Affordable Rural Residential Satellite Broadband |

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,310,440 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | $0.070587 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued in lieu of Directors fees in accordance with Resolution 4 passed by shareholders at EGM on the 28/8/03 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 877,988,472 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 56,750,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

*Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities*

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: ..........................................................

== == == == ==

+ See chapter 19 for defined terms.

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John Walker |
| **Date of last notice** | - |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | **Acquired** 15/9/03<br>**Disposed** 17/9/03 |
| **No. of securities held prior to change** | 585,000 |
| **Class** | ORD |
| **Number acquired** | 354,173 |
| **Number disposed** | 354,173 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **Acquired** $25,000<br>**Disposed** $24,792 |
| **No. of securities held after change** | 585,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition** – Issued in lieu of Directors Fees<br>**Disposal** – On Market Trade. |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

83



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Unquoted Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 1 cent<br>23/9/04 |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued in accordance with contract signed on 30/1/03 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 29/9/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 877,988,472 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 57,500,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>*Example: In the case of restricted securities, end of restriction period*<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: .........................................................

== == == == ==

+ See chapter 19 for defined terms.

## CORPORATE DIRECTORY

| | |
|---|---|
| **Australian Business Number** | 12 003 237 303 |
| **Directors** | Adrian M Ballintine<br>Elwood Charles Ellison<br>Clinton Starr, Deputy Chairman<br>John H Walker, Chairman |
| **Secretary** | Adrian M Ballintine |
| **Principal & Registered Office** | Collins Hill House<br>Level 6<br>412 Collins St<br>Melbourne Victoria 3000<br>Australia<br><br>Tel: +613 9603 3200<br>Fax: +613 9600 2280<br><br>Web site: www.multiemedia.com<br>E-mail: info@multiemedia.com |
| **Share Registrars** | Computershare Investor Services Pty Ltd<br>Level 12<br>565 Bourke St<br>Melbourne Victoria 3000<br>Australia |
| **Auditors** | Ernst & Young<br>120 Collins St<br>Melbourne Victoria 3000<br>Australia |
| **Lawyers** | Deacons<br>Level 24<br>385 Bourke St<br>Melbourne Victoria 3000<br>Australia |

## CHAIRMAN STATEMENT

During the year ended 30th June 2003 your Board and Management have continued the strategic process outlined last year of redefining our direction as a company and seeking opportunities that will deliver significant benefit to our shareholders.

As a result we are now confident we have put the business of Multiemedia on a solid footing for ongoing growth and profit.

We have also taken the opportunity of putting our balance sheet in order by writing off or down the value of assets associated with past activities. We are pleased with our financial performance during 2002/2003. Your company has no non current debt and our auditors have for the first time signed off on unqualified accounts. Post balance date capital raising has also provided us with adequate cash to fund the current phase of our expansion.

Multiemedia is now totally focussed on its two core activities. Our Distribution business is now trading profitably and we believe will continue to do so. This is a solid business that provides our organisation with numerous customer related benefits. It is however our world class two way satellite business that excites us all. It is an excellent business opportunity that will provide a multitude of uses to a wide cross section of industry. We believe our growth prospects are exceptional and that the returns will be excellent.

We have made some solid announcements in recent months regarding partnerships and business relationships for the satellite business and our executive team is actively pursuing many sales opportunities and achieving success. We are very confident of being a significant player in this exciting world.

I would like to congratulate our Managing Director Adrian Ballintine and his team for their excellent efforts during the year and thank my fellow Directors for their untiring efforts.

Kind regards

**JOHN WALKER**
*Chairman*

September 2003

## FOUNDER/ CHIEF EXECUTIVE OFFICER'S REPORT

What a year it's been!

My team and I have never put in a more demanding or concentrated effort. But the result has been exactly what we strived for.

Focus and consolidation, has seen us bring together a group of major partners to provide a two-way satellite solution that I believe provides Multiemedia with a long-term, profitable future.

Our alliance partners – NewSkies, ViaSat, IP Access International, Advanced Projects International and Kavera - are some of the world's leading communications providers and suppliers.

Pulling together this diverse but similarly focussed group of companies has not been easy, but being pioneers is rarely easy. In the case of new technology there is a high bar to entry but I am confident that with the alliances we have formed and the skill set we have in being able to sell and promote our products, the future looks very positive for the company and in turn its shareholders.

We have spent a lot of time during the past year researching and investigating two-way satellite technology.

Why have we gone down this path?

Quite simply we believe that wireless technology is where the market is headed. We have chosen strategic business partners that provide some of the world's best communications infrastructure, tools and services. The result for Multiemedia is a world-class service that I believe will produce substantial revenue and profits.

We are very much an applications-driven business. Our wireless communications service is able to deliver applications to business in a way that people have not seen before. It is as ground breaking as it is exciting.

We will be providing Government and the Corporate world with applications under a highly sophisticated mechanism, but they will be more affordable by virtue of the alliances we have pulled together.

Our two-way satellite solution covers a large area - 60% of the world's population. We have proven over the past 20 years that we have been able to deliver into international markets; that is where our skill set and experience is.

As CEO, founder and a major shareholder I can say it has been a tough couple of years but those conditions have provided me with the opportunity to see who can tough it out and who can't. To this end, I thank the three other Directors – Chairman - John Walker, Deputy Chairman - Clinton Starr and US-based Chuck Ellison - for their hard work and continued support. It is not easy to persevere when it is not fashionable to be involved in new technology. There have been some risks with not much reward.

But I believe we now have a fantastic platform to take Multiemedia forward to be a major player in this market.

**ADRIAN BALLINTINE**
Founder/Chief Executive Officer

September 2003

## DIRECTORS' REPORT

The Board of Directors of Multiemedia Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2003.

**Directors**

- **Chairman**
  Mr John H Walker

  John Walker was appointed Managing Director of Thrifty Car Rental in February 1998. Previously, he worked as General Manager, Retail Banking, NSW for Westpac Banking Corporation.

  John commenced his career in Local Government and after 10 years working in Victorian Local Government, he moved to Western Australia in 1981 to take up a position of Deputy Town Clerk for the City of Perth.

  Five years later, as Chief Executive Officer of the West Australian Football League, John was instrumental in launching the West Coast Eagles into the AFL's national competition and subsequently acted as Managing Director of the Eagles' parent company.

  After a period spent establishing himself as a successful self employed marketing and business proprietor, John joined Budget Rent A Car as the group's Western Australian State Manager. In 1992 John relocated to Sydney, taking up the position of Chief Executive Officer for Domino's Pizza (Aust) Pty Ltd. John subsequently returned to Local Government as Chief Executive Officer at Liverpool City Council and oversaw the successful introduction of corporatisation as well as major workplace reform and performance management.

  John was appointed Chairman of the Company on 23 May 2001.

- **Director**
  Mr Adrian M Ballintine

  Adrian founded Multiemedia Limited (the Company has undergone several name changes) in 1987. The Company has always been a provider of leading edge technology, delivering client server in the 80's, multimedia and Internet services in the 90's and Broadband today.

  When the Company listed in 1999, Adrian was its inaugural Chairman and CEO. In mid 2001, he resigned as Chairman, remaining on as CEO. He is also the Company's major shareholder.

  Adrian has the reputation for establishing successful enterprises with international networks developed in conjunction with long standing strategic partners. He has significant experience in raising funds through his relationships with International Funds Management/Broking Firms.

  Initally Adrian attended RMIT and qualified as a Town Clerk. Prior to founding Multiemedia he was responsible for International Sales & Marketing for a listed Australian Company.

- **Director**
  Mr Elwood Charles Ellison III

  Chuck Ellison brings over 20 years of experience as a sales and marketing executive in high tech companies. As a national manager during the early years at Microsoft Corporation, he defined and launched that company's initiatives into the education, government and corporate account markets.

  As vice president of sales at Ashton-Tate, he was responsible for the sales strategies that contributed to revenue growth from under $20m to over $300m in four years. As vice president of sales and marketing at Gupta Technologies, Inc he led the company's expansion into new channels and markets, resulting in a successful initial public offering. At Asymetrix, he led the turn-around team that positioned the company as the leader in the on-line learning market, and produced a successful initial public offering.

He is known as a no-nonsense, results-oriented sales and marketing executive, with a consistent history of success in building global sales and distribution networks for high tech products.

- **Director**
  Clinton Starr, appointed on 12th November 2002

He is also a Non Executive Director of AWB International Ltd. (ASX Listed); Enviromulch Pty. Ltd.; Mulch-Tech Pty. Ltd and the Biological Farmers of Australia Co-op. Ltd.
Clinton holds the following tertiary qualifications: Bachelor of Economics from Sydney University; Master of Business Administration from Macquarie University; and is currently completing a research thesis on small Australian entrepreneurial and family companies, for the Doctorate of Business Administration at RMIT.

Prior to leaving corporate employment in 1998, Clinton had 20 years experience in senior funds management roles both in Australia and in Europe, and 10 years experience in the international marketing of funds management products. His last position was Executive Director: Global Marketing and Sales with a leading funds management group. He has also undertaken a significant amount of strategic planning work, and has been a Director of numerous companies for the last 16 years, both in Australia and overseas.

Since 1998, and in addition to his Directorships and DBA, he has managed the family businesses with his wife Sally, which include a strategic consultancy to small/medium firms, certified organic farming and rural tourism. The wheat growers of Eastern Australia have elected him twice, in 1998 and 2002, to the Board of AWB International Ltd. He is also Chairman of the AWB International Compliance Committee.

**Principal Activities**

The principal activity of the consolidated entity for the period ended 30 June 2003 was that of development and distribution of internet and e-commerce enabling tools, the distribution of technology products, satellite communications and web development services.

**Results and Review of Operation**

The net loss of the consolidated entity for the year ended 30 June 2003, after providing for income tax, was $5,623,809 (2002: 16,027,818)

**Share Capital**

The number of shares fully paid at year-end was 763,370,165 (536,446,351 in 2002).

**Financial Position**

As at 30th September 2003 the Group had liquid funds of $1,696,375.

**Dividends**

There were no dividends paid during the year and the Directors do not recommend the payment of a dividend.

**State of Affairs**

In the opinion of the Directors there are no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than those disclosed in this report or consolidated accounts.

**Events Subsequent to Balance Date**

Matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

**Likely Developments**

Multiemedia continues to strive for revenue growth and translation of those revenues to profitability for shareholders. Significant management changes have reduced costs and focused on sales revenues. Core distribution activities have been enhanced through improved and widened supplier relationships and Multiemedia will capitalize on these relationships to increase revenues generated via its distribution business.

**Directors' Interests in the Shares of the Company**

The interests of each Director in the equity and other securities of Multiemedia as shown on the register of such holdings as at 30 September 2003 is as follows:

| Director | Ordinary Shares |
|---|---|
| A M Ballintine | 30,842,310 |
| J H Walker | 585,000 |
| Clinton Starr | 31,201,656 |
| E C Ellison III | 855,011 |

**Indemnification and Insurance of Directors**

In accordance with paragraph 99 of the Company's constitution, adopted at the General Meeting on 21 June 1999, the Company indemnifies every person, who is or has been an officer of the Company, which includes Directors, against any liability incurred by that person in his or her capacity as an officer of the Company. The Company does not currently hold Directors & Officers Insurance.

**Director's Meetings**

The number of meetings of the Board of Directors and of Board committees during the year was.

| Board or Committee | Number of Meetings |
|---|---|
| Full Board | 11 |
| Remuneration Committee | 1 |
| Director Nomination Committee | 1 |

The attendance of Directors at meetings of the Board and its committees were:

| Director | Full Board | Remuneration | Director Nomination |
|---|---|---|---|
| A M Ballintine | 11(11) | 1(1) | 1(1) |
| J H Walker | 11(11) | 1(1) | 1(1) |
| C Starr | 7(11) | 0(1) | 0(1) |
| C Ellison | 5(11) | 0(1) | 1(1) |

*of meetings each member could have attended.*

**Audit Meetings**

During the period, the Directors resolved to deal with all audit matters at meetings of Directors as they arise. Ernst & Young, the auditors, attended various meetings during the year.

**Environmental regulations**

The Company complied with its environmental responsibilities.

**Share Options**

As at the date of this report, there were 57,750,000 unissued ordinary shares under options (68,750,000 at reporting date). Refer to note 18 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme

Since the end of the financial year, a further 12,000,000 options have been exercised, at a weighted average exercise price of 1.71 cents.

**Remuneration**

After the establishment of a Remuneration Committee, the Company has introduced policies for remuneration of the Board members and senior executives. Staff were remunerated on a negotiated basis and in line with prevailing market conditions and the remunerations are linked to performance criteria.

The remuneration of the Directors and the five most highly paid executive officers for the year under review was as follows:

**Directors:**

| Name | Base Salary ($) | Fees/Allowances ($) | Superannuation ($) | Number of Options Granted | Value of options | Total ($) |
|---|---|---|---|---|---|---|
| A M Ballintine | 242,120 | 32,928 | 21,791 | 20,000,000 | 9,000 | 305,839 |
| J H Walker | - | 60,000 (15,000)* | - | 15,000,000 | 8,250 | 68,250 |
| C Starr | - | 24,000 (18,000)* | 540 | 7,500,000 | 2,250 | 26,790 |
| C Ellison | - | 39,000 ( 39,000)* | - | 10,000,000 | 4,250 | 43,250 |

* The directors elected to take Shares in lieu of a portion of their Directors fees. The bracketed amount is the portion of directors fees taken as shares.

**Executive Officers:**

| Name | Base Salary ($) | Fees/Allowances ($) | Superannuation ($) | Number of Options Granted | Value of options | Total ($) |
|---|---|---|---|---|---|---|
| Les Jessop | 142,802 | 37,803 | 20,700 | - | - | 201,305 |
| Sandra Dell Andersen | 177,813 | - | 16,003 | 8,500,000 | 5,088 | 198,904 |

Options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option

*Signed in accordance with a resolution of the Directors.*

**ADRIAN BALLINTINE**
DIRECTOR

Melbourne
September 2003

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Financial Position at 30 June 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash assets | 4 | 194,439 | 839,434 | 191,128 | 556,278 |
| Receivables | 5 | 2,622,769 | 3,397,118 | 28,468 | 1,403,633 |
| Inventories | 6 | 873,633 | 1,125,642 | - | - |
| Other | 7 | 413,676 | 222,648 | 367,471 | 46,786 |
| Total Current Assets | | 4,104,517 | 5,584,842 | 587,067 | 2,006,697 |
| **Non-Current Assets** | | | | | |
| Receivables | 5 | - | - | 198,031 | 350,900 |
| Other financial assets | 8 | - | - | 1,400,000 | 3,276,328 |
| Property, plant and equipment | 9 | 428,720 | 1,112,631 | 162,760 | 296,122 |
| Intangibles | 10 | 1,549,781 | 7,200,754 | - | 3,555,973 |
| Other | 11 | 48,399 | 34,269 | 48,399 | 33,369 |
| Total Non-Current Assets | | 2,026,900 | 8,347,654 | 1,809,190 | 7,512,692 |
| Total Assets | | 6,131,417 | 13,932,496 | 2,396,257 | 9,519,389 |
| **Current Liabilities** | | | | | |
| Payables | 12 | 4,061,602 | 4,980,318 | 359,489 | 204,814 |
| Interest bearing liabilities | 13 | 2,504,120 | 2,264,791 | 596,792 | 209,986 |
| Provisions | 14 | 215,787 | 189,059 | 105,474 | 65,566 |
| Other | 15 | 112,107 | 695,137 | 90,479 | 478,740 |
| Total Current Liabilities | | 6,893,616 | 8,129,305 | 1,152,234 | 959,106 |
| **Non-Current Liabilities** | | | | | |
| Interest bearing liabilities | 16 | 93,530 | 3,529,696 | 93,530 | 3,407,818 |
| Provisions | 17 | 277,078 | 170,612 | 60,951 | 29,682 |
| Total Non-Current Liabilities | | 370,608 | 3,700,308 | 154,481 | 3,437,500 |
| Total Liabilities | | 7,264,224 | 11,829,613 | 1,306,715 | 4,396,606 |
| Net Assets (Deficiency) | | (1,132,807) | 2,102,883 | 1,089,542 | 5,122,783 |
| **Equity** | | | | | |
| Contributed equity | 18 | 57,662,317 | 55,274,198 | 57,662,317 | 55,274,198 |
| Accumulated losses | 19 | (58,795,124) | (53,171,315) | (56,572,775) | (50,151,415) |
| Total Equity | | (1,132,807) | 2,102,883 | 1,089,542 | 5,122,783 |

The accompanying notes form an integral part of this Statement of Financial Position.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Financial Performance for the Year Ended 30 June 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| Sales revenue | 2 | 23,206,485 | 28,023,333 | - | - |
| Cost of sales and development | 2 | (19,291,452) | (25,697,029) | - | - |
| Gross profit | | 3,915,033 | 2,326,304 | - | - |
| Other revenues | 2 | 2,773,118 | 152,570 | 2,834,437 | 79,333 |
| Gain on loss of control of Subsidiary | | 919,026 | | | |
| Sales and marketing expenses | | (956,100) | (2,124,424) | (41,949) | - |
| Administrative costs | | (6,852,453) | (5,434,414) | (3,984,926) | (2,036,843) |
| Borrowing costs | 2 | (285,450) | (465,135) | (97,272) | (289,189) |
| Write-down of investments, intellectual property, and goodwill to recoverable amounts | 2 | (5,136,983) | (10,482,719) | (5,143,485) | (11,291,977) |
| Loss from ordinary activities before income tax | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Income tax expense relating to ordinary activities | 3 | - | - | - | - |
| Loss from ordinary activities after related income tax expense | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Net loss attributable to members | 19 | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity | | - | - | - | - |
| Total changes in equity other than those resulting from transactions as owners attributable to members | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Basic Loss per share (cents per share) | 31 | (0.87) | (3.7) | | |
| Diluted Loss per share (cents per share) | | (0.87) | (3.7) | | |

The accompanying notes form an integral part of this Statement of Financial Performance.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Cash Flows for the Year Ended 30 June 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Cash flows from operating activities** | | | | | |
| Receipts from customers | | 23,638,816 | 28,675,558 | 162,900 | - |
| Payments to suppliers and employees | | (24,426,980) | (31,838,527) | (2,051,326) | (2,149,502) |
| GST received (paid) | | (889,847) | (253,729) | 33,512 | (44,616) |
| Borrowing costs | | (255,650) | 9,717 | (82,629) | - |
| Interest received | | 5,815 | 162,484 | 2,134 | 3,832 |
| Net operating cash flows used in operating activities | 30 (a) | (1,927,846) | (3,244,497) | (1,935,409) | (2,190,286) |
| **Cash flows from investing activities** | | | | | |
| Proceeds from sale of controlled entity and investments | | - | - | - | - |
| Purchase of controlled entities | 30 (b) | - | (308,000) | - | (43,027) |
| Purchase of investments | | - | (43,027) | - | (98,165) |
| Deposits paid for investments | | - | (27,400) | - | |
| Proceeds from Disposal/Payment made for purchase of plant & equipment | | 93,196 | (94,231) | - | - |
| Loans made to other corporations | | - | (30,668) | - | - |
| Loan repayments received | | - | 12,668 | - | (18,000) |
| Loans made to related entities | | - | - | - | (2,271,636) |
| Net investing cash flows | | 93,196 | (490,658) | - | (2,430,828) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issues of shares and options | | 1,853,619 | 2,147,087 | 1,853,619 | 2,147,087 |
| Share and option issue costs paid | | | (50,000) | | (50,000) |
| Repayment of borrowings | | (829,503) | - | (550,003) | - |
| Proceeds from borrowings | | 300,000 | 3,142,469 | 300,000 | 3,006,408 |
| Repayment of finance lease principal | | (134,461) | (943,624) | (33,357) | (88,600) |
| | | 1,189,655 | 4,295,914 | 1,570,259 | 5,014,895 |
| Net increase (decrease) in cash held | | (644,995) | 560,760 | (365,150) | 393,781 |
| Cash at beginning of the financial year | | 839,434 | 277,845 | 556,278 | 162,497 |
| Cash at the end of the financial year | 4 | 194,439 | 839,434 | 191,128 | 556,278 |

The accompanying notes form an integral part of this Statement of Cash Flows.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Note 1. Statement of Significant Accounting Policies

Notes to the Annual Report for the Year Ended 30 June 2003

These general purpose financial statements have been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

*(a)* *Principles of Consolidation*

The consolidated Statement of Financial Performance and Statement of Financial Position incorporate the assets and liabilities of all entities controlled by Multiemedia Limited ("Company" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the year then ended. Multiemedia Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

*(b)* *Income Tax*

Tax effect accounting is followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

**Note 1. Statement of Significant Accounting Policies (continued)**

*(c) Acquisition of Assets*

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

*(d) Revenue Recognition*

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Provision of Services

Contract revenue is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

In cases where revenue is received other than in cash, the revenue is recognised, when it is capable of reliable measurement.

Other internet services revenue is recognised when the service is provided.

(ii) Sale of Products

A sale is recorded when goods have been dispatched to a customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(iii) Licensing of Technology

Licensing revenues are recognized when cash is received in accordance with licenses issued.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

**Note 1. Statement of Significant Accounting Policies (continued)**

(e) *Receivables*

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists, usually in the event when the debt is more than 90 days overdue.

As at 30 June 2003 Multie Technology Distribution Pty Ltd had a debt factoring facility with the Westpac Banking Group. Each day a list of invoices less credit notes are submitted to the bank, 80% of the total is available as credit.

Receipts from the previous day are submitted to the bank and 20% is available for drawdown.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(f) *Inventories*

Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual items of stock on the basis of weighted average costs.

(g) *Investments*

Investments in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(h) *Non-Current Assets*

Non-current assets are recorded at cost and are reviewed regularly to determine whether their carrying amounts require write down to recoverable amount.

Write downs to recoverable amount are recognised immediately as an expense in the net profit or loss.

(i) *Depreciation of Property, Plant and Equipment*

Depreciation is calculated on a straight line basis to write off the cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

| | **2003** | **2002** |
|---|---|---|
| Plant and equipment | 2-5 years | 2-5 years |
| Computer equipment | 2-3 years | 2-3 years |
| Furniture and fittings | 5 years | 5 years |

(j) *Leasehold Improvements*

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. There are no leasehold improvements held at the current reporting date.

**Note 1. Statement of Significant Accounting Policies (continued)**

(k) *Leased Non-Current Assets*

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of five years.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

(l) *Intangible Assets and Expenditure Carried Forward*

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the consideration over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(c) where settlement of any part of cash consideration is deferred.

(ii) Intellectual Property

Intellectual property includes the cost of patents, copyrights, trademarks, trade secrets, proprietary technology and similar intellectual property critical to its success. Intellectual property is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered no longer probable is written off.

(m) *Trade and Other Creditors*

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

(n) *Interest Bearing Liabilities*

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

(o) *Employee Benefits*

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 26 is not being recognised as an employee benefits expense.

In respect of the consolidated entity's defined benefits superannuation plans, any contributions made to the superannuation plans by entities within the consolidated entity are recognised against profits when due.

(p) *Borrowing Costs*

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- finance lease charges.

(q) *Cash*

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

(r) *Earnings per Share*

Basic earnings per share is determined by dividing the loss from ordinary activities after related income tax attributable to members of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

(s) *Foreign Currencies*

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract

*Specific hedges*

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

*(t)* *Changes in Accounting Policy*

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to foreign currency translation and employee benefits.

The entity has adopted revised Accounting Standard AASB 1012 "Foreign Currency Translation", applicable to annual reporting periods beginning on or after 1 January 2002. In accordance with the revised Standard, the entity has for the first time recognised foreign currency contracts that are hedges on the Statement of Financial Position. Previously, foreign currency contracts that qualified for hedge accounting were not recognised in the Statement of Financial Position. As at 30 June 2003 the change in accounting policy has not had a material impact.

The entity has adopted revised Accounting Standard AASB 1028 "Employee Benefits" applicable to annual reporting periods beginning on or after 1 July 2002. In accordance with the revised Standard, the measurement of employee benefit obligations is now based on remuneration rates that the entity expects to pay when the liability is settled. Previously, the measurement of the liability was based on remuneration rates at the date of recognition of the liability. The change in accounting policy has resulted in an increase of $nil in current liabilities and an increase of $nil in non-current liabilities. Employee benefits expense during the current period has also increased by $nil as a result of the accounting policy change, and opening retained profits has decreased by $nil. These amounts are all $nil as the entity is not able to reliably estimate expected increases to remuneration rates impacting the current and non-current liabilities at 30 June 2003.

*(u)* *Comparatives*

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 2. Profit and Loss Items** | | | | | |
| Loss from ordinary activities is after crediting the following revenues: | | | | | |
| *Revenues from operating activities:* | | | | | |
| Internet services | | 1,911,758 | 4,429,150 | - | - |
| Sale of products | | 21,196,142 | 23,182,833 | - | - |
| Sale of other services | | 98,585 | 411,350 | - | 557,299 |
| Total revenues from operating activities | | 23,206,485 | 28,023,333 | - | 557,299 |
| *Revenues from non operating activities:* | | | | | |
| Gain on loss of control of Subsidiary [a] | | 919,026 | - | - | - |
| Other revenue items [b] | | 2,773,118 | 152,570 | 2,834,437 | 79,333 |
| Total revenues from non operating activities: | | 3,692,144 | 152,570 | 2,834,437 | 79,333 |
| Total revenues from ordinary activities | | 26,898,629 | 28,175,903 | 2,834,437 | 636,632 |
| Loss from ordinary activities is after charging the following expenses: | | | | | |
| Cost of goods sold | | 19,044,784 | 21,878,684 | | |
| *Depreciation and Amortisation* | | | | | |
| Depreciation of: | | | | | |
| - plant and equipment | 9 | 329,061 | 638,071 | 96,366 | 297,343 |
| - furniture and fittings | 9 | 9,088 | 24,745 | 3,661 | 9,254 |
| - leased equipment | 9 | 32,772 | 37,680 | 32,772 | 37,680 |
| Total depreciation | | 370,921 | 700,496 | 132,799 | 344,277 |
| Amortisation of: | | | | | |
| - goodwill | 10 | 343,813 | 261,711 | 163,813 | 73,575 |
| - intellectual properties | 10 | 173,206 | - | 125,005 | - |
| Total amortisation | | 517,019 | 261,711 | 288,818 | 73,575 |
| Total depreciation and amortisation | | 887,940 | 962,207 | 421,617 | 417,852 |
| *Borrowing Costs* | | | | | |
| Interest paid or payable to: | | | | | |
| - Other unrelated persons | | 255,650 | 465,135 | 82,629 | 289,184 |
| Finance charges related to leases | | 29,800 | 57,440 | 14,643 | 20,675 |
| Total borrowing costs | | 285,450 | 522,575 | 97,272 | 309,859 |

[a] At the 17 June 2003 the subsidiary Multie Software and Services was placed into voluntary administration. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Performance

[b] Other revenue items for the period includes an amount in total of $2,767,000 that was previously disclosed as a loan from the Australian & New Zealand Banking Group Limited and was discharged during the 2003 Financial Year. Refer to Note 16 to details of the loan.

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 2. Profit and Loss Items (continued)** | | | | | |
| *Other expense items* | | | | | |
| Writedown of investments to recoverable amount | | - | 1,609,245 | 1,876,329 | 1,609,245 |
| Writedown of intellectual property to recoverable amount | 11 | 2,199,995 | 7,191,817 | 2,199,995 | 7,191,817 |
| Writedown of goodwill to recoverable amount | | 2,936,988 | 1,681,658 | 1,067,161 | - |
| Net charge to provision for doubtful debts | | 158,117 | 914,088 | - | 1,174,969 |
| Provision for unrecoverable loans | | 154,379 | - | 1,823,018 | 2,471,110 |
| Net loss on sale of property, plant & equipment | | (14,815) | 4,337 | 2,807 | 4,908 |
| Operating lease rentals | | 55,164 | 441,624 | - | 112,741 |

**Note 3. Income Tax**

*Income Tax Loss*

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| Operating loss before income tax expenses | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Prima facie tax thereon at 30% | (1,687,143) | (4,808,345) | (1,926,408) | (4,061,603) |
| Less tax effect of permanent differences: | | | | |
| · Writedown of Goodwill to recoverable amount | 881,096 | 504,497 | 320,148 | - |
| · Writedown of Intellectual Property to recoverable amount | 659,999 | 2,157,545 | 659,999 | 2,157,545 |
| · Non deductible amortisation | 155,106 | 78,513 | 86,645 | 22,073 |
| · Writedown of investments | - | 482,774 | 562,899 | 482,774 |
| · Writedown of loans | 46,314 | - | 546,905 | 74,333 |
| · Other non allowable items | 13,265 | 22,647 | 11,123 | 14,561 |
| Tax benefit of losses not brought to account | - | 1,562,369 | - | 1,310,317 |
| Recouped tax losses during the year | (68,637) | - | (261,311) | - |
| Total income tax attributable to loss from ordinary activities | - | - | - | - |

**Note 3. Income Tax (continued)**

No future income tax benefit has been recognised.

The benefit of losses is not brought to account as realisation is not virtually certain. The amount of tax losses is not quantified as the amount cannot be reliably determined at this time. The benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Note 4. Cash Assets** | | | | |
| Cash at bank and on hand | 194,439 | 372,906 | 191,128 | 89,750 |
| Deposits on call | - | 466,528 | - | 466,528 |
| | 194,439 | 839,434 | 191,128 | 556,278 |
| **Note 5. Receivables (Current)** | | | | |
| Trade debtors | 2,655,750 | 5,248,148 | 32,985 | 1,774,886 |
| Provision for doubtful debt | (96,441) | (2,030,072) | (4,517) | (1,769,191) |
| Trade debtors, net | 2,559,309 | 3,218,076 | 28,468 | 5,695 |
| Non-trade amounts owing by: | | | | |
| Related parties | | | | |
| - Wholly-owned group | - | - | - | 1,315,318 |
| - Director related entites | - | 36,000 | - | 36,000 |
| Total related party receivables (current) | - | 36,000 | - | 1,351,318 |
| Deposits | 33,648 | 38,194 | - | 38,194 |
| Other debtors | 29,812 | 104,848 | - | 8,426 |
| Total current receivables, net | 2,622,769 | 3,397,118 | 28,468 | 1,403,633 |
| **Receivables (Non-Current)** | | | | |
| Related parties | | | | |
| - Loans to wholly owned group entities | - | - | 198,031 | 350,900 |
| Total non-current receivables, net | - | - | 198,031 | 350,900 |
| **Note 6. Inventories (Current)** | | | | |
| Finished goods – at cost | 873,633 | 1,024,254 | - | - |
| Work in progress – at cost | - | 101,388 | - | - |
| Total current inventories | 873,633 | 1,125,642 | - | - |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 7. Other Assets (Current)** | | | | | |
| Prepayments | | 367,471 | 83,695 | 367,471 | 46,786 |
| Security deposit | | 46,205 | 46,205 | - | - |
| Other | | - | 92,748 | - | - |
| Total other current assets | | 413,676 | 222,648 | 367,471 | 46,786 |

**Note 8. Other Financial Assets (Non-Current)**

*Investments carried at cost:*

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| Securities not quoted on prescribed stock exchanges: | | | | | |
| - Shares in controlled entities | 28 | - | - | 3,276,328 | 3,276,328 |
| - Provision for Diminution of Investment | | - | - | (1,876,328) | - |
| Total non-current other financial assets | | - | - | 1,400,000 | 3,276,328 |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 9. Property, Plant and Equipment** | | | | | |
| *Plant and Equipment* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 1,540,309 | 1,093,819 | 668,307 | 1,022,752 |
| Additions | | 3,251 | 80,852 | - | 1,088 |
| Disposals | | (383,076) | (589,075) | (124,692) | (355,533) |
| Acquisitions through subsidiaries acquired | | - | 954,713 | - | - |
| Disposal of Deconsolidated Assets | | (377,361) | - | - | - |
| Closing balance | | 783,123 | 1,540,309 | 543,615 | 668,307 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 740,236 | 506,929 | 537,894 | 506,929 |
| Depreciation for the year | 2 | 329,061 | 638,071 | 96,366 | 297,343 |
| Disposals | | (515,466) | (404,764) | (124,129) | (266,378) |
| Closing balance | | 553,831 | 740,236 | 510,131 | 537,894 |
| Net book value | | 229,292 | 800,077 | 33,484 | 130,413 |
| *Furniture and Fittings* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 187,430 | 79,780 | 24,744 | 64,764 |
| Additions | | - | 17,449 | - | 1,500 |
| Acquisitions through subsidiaries acquired | | - | 146,737 | - | - |
| Disposals | | (8,275) | (56,536) | - | (41,520) |
| Disposal of Deconsolidated Assets | | (84,871) | | | |
| Closing balance | | 94,284 | 187,430 | 24,744 | 24,744 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 29,646 | 18,041 | 13,805 | 18,041 |
| Depreciation for the year | 2 | 9,088 | 24,745 | 3,661 | 9,254 |
| Disposals | | (21,880) | (131,40) | - | (13,490) |
| Closing balance | | 16,854 | 29,646 | 17,466 | 13,805 |
| Net book value | | 77,430 | 157,784 | 7,278 | 10,939 |
| *Plant and Equipment Under Finance Lease* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 219,076 | 369,076 | 219,076 | 369,076 |
| Additions | | - | - | - | (150,000) |
| Disposals | | - | (207,749) | - | - |
| Acquisitions through subsidiaries acquired | | - | 57,749 | - | - |
| Closing balance | | 219,076 | 219,076 | 219,076 | 219,076 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 64,306 | 53,947 | 64,306 | 53,947 |
| Depreciation for the year | 2 | 32,772 | 37,680 | 32,772 | 37,680 |
| Disposals | | - | (27,321) | - | (27,321) |
| Closing balance | | 97,078 | 64,306 | 97,078 | 64,306 |
| Net book value | | 121,998 | 154,770 | 121,998 | 154,770 |
| Total property, plant and equipment, at cost | | 1,096,483 | 1,946,815 | 787,435 | 912,128 |
| Total property, plant and equipment, net | | 428,720 | 1,112,631 | 162,760 | 296,122 |

**Note 10. Intangibles (Non-Current)**

| | | | | | |
|---|---|---|---|---|---|
| Goodwill, at cost | | 5,096,544 | 5,096,544 | 1,451,700 | 1,451,700 |
| Accumulated amortisation | 2 | (759,539) | (415,726) | (384,539) | (220,726) |
| Writedown to recoverable Amount | | (2,937,005) | | (1,067,161) | |
| Goodwill, net | | 1,400,000 | 4,680,818 | 0 | 1,230,974 |
| Intellectual properties | | 11,632,937 | 11,632,937 | 11,438,000 | 11,438,000 |
| Accumulated amortisation | | (1,091,344) | (921,184) | (1,046,188) | (921,183) |
| Writedown to recoverable amount | 2 | (10,391,812) | (8,191,817) | (10,391,812) | (8,191,817) |
| Intellectual properties, net | | 149,781 | 2,519,936 | 0 | 2,324,499 |
| Total intangible assets, net | | 1,549,781 | 7,200,754 | 0 | 3,555,973 |

The Directors resolved to review the carrying value of non-current assets as at 30 June 2003. In reviewing the carrying value of Intellectual Property known as ZoneStudio, the Directors resolved to write down the carrying value of ZoneStudio to a value of NIL.

**Note 11. Other Assets (Non-Current)**

| | | | | |
|---|---|---|---|---|
| Rental deposit | 48,399 | 34,269 | 48,399 | 33,369 |
| Total other non-current assets | 48,399 | 34,269 | 48,399 | 33,369 |

**Note 12. Payables (Current)**

| | | | | |
|---|---|---|---|---|
| Trade creditors – unsecured | 3,696,911 | 3,480,762 | 240,823 | 141,799 |
| Sundry creditors | 364,691 | 1,499,556 | 118,666 | 63,015 |
| Total current payables | 4,061,602 | 4,980,318 | 359,489 | 204,814 |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 13. Interest Bearing Liabilities (Current)** | | | | | |
| *Secured:* | | | | | |
| Factoring – debtors (a) | | 1,789,341 | 1,823,840 | - | - |
| Hire purchase liability | | 160,790 | 275,917 | 42,803 | 44,952 |
| Convertible Notes (b) | | 300,000 | - | 300,000 | - |
| *Unsecured:* | | | | | |
| Other loans | | 253,989 | 165,034 | 253,989 | 165,034 |
| Total current interest bearing liabilities | | 2,504,120 | 2,264,791 | 596,792 | 209,986 |

(a) The debtor factoring Facility is provided by Westpac Banking Corporation and is reviewable annually. Security for the facility is by way of corporate guarantees between the parent and certain subsidiaries, together with a second ranking fixed and floating charge over the assets and undertakings of Multie Technology Distribution Pty Ltd. In addition, there is an undertaking from the guarantors not to seek repayment of loans advanced to Multie Technology Distribution Pty Ltd without the consent of Westpac Banking Corporation, and an undertaking from the Directors of Multie Technology Distribution Pty Ltd, Les Jessop and Adrian Ballintine to indemnify the bank against loss, cost or expenses arising from fraudulent invoicing, unenforceable debt purchased by the bank for any reason, disputed debt and banking of proceeds of the debt purchased by the bank.

The interest, fees and charges for the facility are:

Discount Fee: 0.10% of the invoiced amount.

Interest Rate: Variable. Currently 10% per annum on the daily balance outstanding which is the Overdraft Business Rate, currently 7.15% p.a. plus a margin of 2.85% p.a.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(b) During the year convertible notes were issued to raise capital of $300,000. These notes are interest free for the first 6 months. After the initial 6 month period, interest will be incurred at a rate of 8.95% per annum.

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| **Note 14. Provisions (Current)** | | | | |
| Employee benefits (a) | 215,787 | 154,417 | 105,474 | 65,566 |
| Tax | - | 34,642 | - | - |
| Total current provisions | 215,787 | 189,059 | 105,474 | 65,566 |

(a) At 30 June 2003, the consolidated entity employed 37 full time equivalent employees.

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| **Note 15. Other Liabilities (Current)** | | | | |
| Accrued expenses | 112,107 | 358,450 | 90,479 | 142,053 |
| Share capital to be issued (Note 18) | - | 336,687 | - | - |
| Total current other liabilities | 112,107 | 695,137 | 90,479 | 478,740 |

**Note 16. Interest Bearing Liabilities (Non-Current)**

| | | | | |
|---|---|---|---|---|
| *Secured:* | | | | |
| Bank Loans (a) | - | 3,286,105 | - | 3,286,105 |
| Hire purchase liability | 93,530 | 243,591 | 93,530 | 121,713 |
| Total non-current interest bearing liabilities | 93,530 | 3,529,696 | 93,530 | 3,407,818 |

(a) The bank loan was for a term of three years from Australia & New Zealand Banking Group Limited to Multiemedia Limited.The security for the facility were guarantees from each of the Company's subsidiaries supported by fixed and floating charges over all the assets and undertakings of the Group. During the 2003 financial year the ANZ loan was fully discharged.

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 17. Provisions (Non-Current)** | | | | | |
| Employee benefits | | 277,078 | 170,612 | 60,951 | 29,682 |
| Total non-current provisions | | 277,078 | 170,612 | 60,951 | 29,682 |
| **Note 18. Contributed Equity** | | | | | |
| *Share Capital* | | | | | |
| Ordinary shares fully paid | | 57,662,317 | 55,274,198 | 57,662,317 | 55,274,198 |

| **Movements for the Year** | **Number of Shares 2003** | **Value of Shares 2003** | **Number of Shares 2002** | **Value of Shares 2002** |
|---|---|---|---|---|
| Opening balance | 536,446,351 | 55,274,198 | 332,688,465 | 50,706,896 |
| Options converted to ordinary shares | - | - | 575,000 | 7,600 |
| Shares issued in lieu of cash | 20,000,000 | 195,000 | | 2,873,100 |
| | | | 106,654,315 | |
| Share placement | 206,923,814 | 2,193,119 | 96,528,571 | 1,802,800 |
| | | | 536,446,351 | 55,390,396 |
| Transaction costs arising on share issues | | | | (116,198) |
| Closing balance | 763,370,165 | 57,662,317 | 536,446,351 | 55,274,198 |

Shares issued in lieu of cash were distributed as follows:

| | **Number of shares** | **$** |
|---|---|---|
| Pursuant to Nethead Acquisition (a) | 20,000,000 | 195,000 |
| | 20,000,000 | 195,000 |

(a) The Nethead acquisition occurred in 2002. As part of the payment terms of the acquisition a total of 20,000,000 shares were issued during 2003.

**Note 18. Contributed Equity (continued)**

**Ordinary Shares**

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of (and amounts paid) on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. At 30 June 2003, all shares issued were fully paid.

**Options**

During the year 63,500,000 options (2002: 30,150,000) were granted, 65,000,001 (2002: 37,726,201) options were cancelled and 0 options (2002: 575,000) exercised. Each option is convertible into one ordinary share. The number of unissued ordinary shares under these options as at 30 June 2003 is 68,750,000 (2002: 70,250,001).

The date and exercise price of the options outstanding are set out below:

| Exercise Date | Number of Options | Exercise Price $ |
|---|---|---|
| Not later than 1/12/07 | 27,500,000 | 0.030 |
| Not later than 1/12/07 | 17,500,000 | 0.070 |
| Not later than 1/12/07 | 7,500,000 | 0.10 |
| Not later than 22/10/07 | 4,500,000 | 0.02 |
| Not later than 30/6/04 | 5,000,000 | 0.02 |
| Not later than 30/6/05 | 250,000 | 0.012 |
| Not later than 30/6/05 | 1,500,000 | 0.012 |
| Not later than 30/6/05 | 1,000,000 | 0.012 |
| Not later than 30/6/05 | 2,000,000 | 0.012 |
| Not later than 30/6/05 | 2,000,000 | 0.022 |
| | 68,750,000 | |

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| **Note 19. Accumulated Losses** | | | | |
| Accumulated losses at the beginning of the financial year | (53,171,315) | (37,143,497) | (50,151,415) | (36,612,739) |
| Net loss | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Accumulated losses at the end of the financial year | (58,795,124) | (53,171,315) | (56,572,775) | (50,151,415) |

## Note 20. Financial Instruments

(a) *Credit Risk Exposures*

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. The total credit risk exposure of the consolidated entity could also be considered to include the difference between the carrying amount and the realisable amount.

(b) *Interest Rate Exposures*

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity tends to hold fixed rate assets and liabilities to maturity.

**2003**

| | Note | Floating $ | Fixed Interest Maturing in: 1 Year or Less $ | 1 to 5 Years $ | More than 5 Years $ | Non-Interest Bearing $ | Total $ |
|---|---|---|---|---|---|---|---|
| ***Financial Assets*** | | | | | | | |
| Cash and deposits | 4 | | | | | 194,439 | 194,439 |
| Receivables | 5 | | | | | 2,559,309 | 2,559,309 |
| | | | | | | 2,753,748 | 2,753,748 |
| Weighted average interest rate | | | | | | | |
| ***Financial Liabilities*** | | | | | | | |
| Factoring loans | 13 | 1,789,341 | | | | | 1,789,341 |
| Other loans secured | 16 | | 300,000 | | | | 300,000 |
| Other loans non secured | 13 | | 253,989 | | | | 253,989 |
| Trade and other creditors | 12 | | | | | 4,061,602 | 4,061,602 |
| Lease liabilities | 13,16 | | 160,790 | 93,530 | | | 254,320 |
| | | | 714,779 | 93,530 | | 4,061,602 | 6,659,252 |
| Weighted average interest rate | | 10.00% | 5.56% | 6.13% | | | |
| Net financial assets (liabilities) | | (1,789,341) | (714,779) | (93,530) | | (1,307,854) | (3,905,504) |

**2002**

| | Note | Floating $ | 1 Year or Less $ | 1 to 5 Years $ | More than 5 Years $ | Non-Interest Bearing $ | Total $ |
|---|---|---|---|---|---|---|---|
| ***Financial Assets*** | | | | | | | |
| Cash and deposits | 4 | 466,528 | - | - | - | 372,906 | 839,434 |
| Receivables | 5 | - | - | - | - | 3,361,118 | 3,361,118 |
| | | 466,528 | - | - | - | 3,734,024 | 4,200,552 |
| Weighted average interest rate | | 3.00% | | | | | |
| ***Financial Liabilities*** | | | | | | | |
| Factoring loans | 13 | 1,823,840 | | - | - | - | 1,823,840 |
| Other loans secured | 16 | - | - | 3,286,105 | | | 3,286,105 |
| Other loans non secured | 13 | - | 165,034 | - | - | - | 165,034 |
| Trade and other creditors | 12 | - | - | - | - | 4,980,318 | 4,980,318 |
| Lease liabilities | 13,16 | - | 275,917 | 243,591 | - | - | 519,508 |
| | | - | 2,264,791 | 3,529,696 | - | 4,980,318 | 10,774,805 |
| Weighted average interest rate | | 9.55% | 7.96% | 7.96% | | | |
| Net financial assets (liabilities) | | 466,528 | (2,264,791) | (3,529,696) | - | (1,246,294) | (6,574,253) |

**Note 20. Financial Instruments (continued)**

(c) *Net Fair Value of Financial Assets and Liabilities*

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

| | | Consolidated | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 2003 Carrying Amount $ | 2003 Net Fair Value $ | 2002 Carrying Amount $ | 2002 Net Fair Value $ |
| **On-balance sheet financial instruments** | | | | | |
| Cash | 4 | 194,439 | 194,439 | 372,906 | 372,906 |
| Deposits | 4 | - | - | 466,528 | 466,528 |
| Trade debtors | 5 | 2,559,309 | 2,559,309 | 3,218,076 | 3,218,076 |
| Other debtors | 5,11 | 78,211 | 78,211 | 177,311 | 177,311 |
| | | 2,831,959 | 2,831,959 | 4,234,821 | 4,234,821 |
| **Financial liabilities** | | | | | |
| Trade creditors | 12 | 3,696,911 | 3,696,911 | 3,480,762 | 3,480,762 |
| Sundry creditors | 12 | 364,691 | 364,691 | 1,499,556 | 1,499,556 |
| Other loans | 13,16 | 2,343,330 | 2,343,330 | 5,274,979 | 5,274,979 |
| Hire purchase liabilities | 13,16 | 254,320 | 254,320 | 519,508 | 519,508 |
| | | 6,659,252 | 6,659,252 | 10,774,805 | 10,774,805 |

The fair value of shares in other corporations is estimated at cost unless the shares are publicly traded.

**Note 21. Income of Directors**

The number of Directors of the parent entity, who were paid, or were due to be paid, but excluding prescribed benefits disclosed later in this note under 'retirement benefits', directly or indirectly from the Company or any related party as shown in the following bands were:

| | Consolidated | | Parent | |
|---|---|---|---|---|
| **Bands** | **2003** | **2002** | **2003** | **2002** |
| $20,000 - $29,999 | 1 | - | 1 | - |
| $40,000 - $49,999 | 1 | 1 | 1 | 1 |
| $50,000 - $59,999 | - | 1 | - | 1 |
| $60,000 - $69,999 | 1 | - | 1 | - |
| $80,000 – $89,999 | - | 1 | - | 1 |
| $130,000 - $139,999 | - | 1 | - | 1 |
| $190,000 - $199,999 | - | 1 | - | 1 |
| $200,000 –$ 209,999 | - | - | - | 1 |
| $220,000 - $229,999 | - | 1 | - | - |
| $270,000 - $279,999 | - | 1 | - | 1 |
| $300,000 - $309,999 | 1 | - | 1 | - |
| The aggregate income of the Directors referred to above is | 444,129 | $1,012,981 | 444,129 | $1,012,981 |

**Note 22. Income of Executives**

| | Consolidated | | Parent | |
|---|---|---|---|---|
| **Bands** | **2003** | **2002** | **2003** | **2002** |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise. | $400,208 | $694,180 | | |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any of its subsidiaries, whether as an officer or otherwise. | | | $198,904 | $258,438 |
| $110,000 - $119,000 | - | 1 | - | 1 |
| $120,000 - $129,999 | - | 1 | - | - |
| $130,000 - $139,999 | - | 1 | - | 1 |
| $140,000 - $149,999 | - | 1 | - | - |
| $160,000 - $169,999 | - | 1 | - | - |
| $190,000 - $199,000 | 1 | - | 1 | - |
| $200,000 - $209,999 | 1 | - | - | - |
| The aggregate income of the executives referred to above is | $400,208 | $694,180 | $198,904 | $258,438 |

For the 2003 year, options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. Prior year comparative have not been restated..

**Note 23. Retirement Benefits of Directors**

For the year ended 30 June 2003, there were no retirement benefits paid or payable to any of the Directors.

**Note 24. Remuneration of Auditors**

| Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for: | Consolidated 2003 | Consolidated 2002 | Parent 2003 | Parent 2002 |
|---|---|---|---|---|
| Audit of the financial statements | | | | |
| - Andersen | - | 22,000 | - | 22,000 |
| - Ernst Young | 92,000 | 51,000 | 92,000 | 51,000 |
| Tax services | | | | |
| - Andersen | - | 6,000 | - | 6,000 |
| - Ernst Young | 27,500 | - | 27,500 | - |
| | 119,500 | 79,000 | 119,500 | 79,000 |

**Note 25. Commitments for Expenditure**

| | Note | Consolidated 2003 | Consolidated 2002 | Parent 2003 | Parent 2002 |
|---|---|---|---|---|---|
| *Commitments in relation to hire purchase are as follows:* | | | | | |
| Not later than one year | | 181,907 | 275,739 | 52,021 | 45,097 |
| Later than one year but not later than five years | | 93,530 | 290,346 | 93,530 | 145,428 |
| Later than five years | | | - | | - |
| | | 275,437 | 566,085 | 145,551 | 190,525 |
| Less: Future finance charges | | 21,117 | 46,577 | 9,218 | 23,861 |
| | | 254,320 | 519,508 | 136,333 | 166,663 |
| Reconciled to: | | | | | |
| Current liability | 13 | 160,790 | 275,917 | 42,803 | 44,952 |
| Non-current liability | 16 | 93,530 | 243,591 | 93,530 | 121,713 |
| | | 254,320 | 519,508 | 136,333 | 166,665 |
| *Commitments to various Contractors and Suppliers :* | | | | | |
| Not later than one year | | 934,312 | - | 934,312 | - |
| Later than one year but not later than five years | | 1,658,149 | - | 1,658,149 | - |
| Later than five years | | - | - | - | - |
| | | 2,592,461 | - | 2,592,461 | - |
| *Capital Expenditure Commitments* | | | | | |
| Not later than one year | | 1,180,825 | - | 1,180,825 | - |
| Later than one year but not later than five years | | - | - | - | - |
| Later than five years | | - | - | - | - |
| | | 1,180,825 | - | 1,180,825 | - |

The weighted average interest rate implicit in the leases and hire purchase commitments are 7.29% (2002: 7.96%).

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

| | | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | Note | $ | $ | $ | $ |
| **Note 26. Employee Benefits** | | | | | |
| Provision for employee benefits | | | | | |
| Current | 14 | 215,787 | 154,417 | 105,474 | 65,566 |
| Non-current | 17 | 277,078 | 170,612 | 60,951 | 29,682 |
| Aggregate employee benefit liability | | 492,865 | 325,029 | 166,425 | 95,248 |

***Options***

The establishment of a new Executive Officer Option Plan, Executive Officer Option Plan No 2 was approved by special resolution at the annual general meeting of the Company held on 28th September, 2001. All full time executive officers of Multiemedia Limited (excluding Directors) are eligible to participate in the plan at the discretion of the Directors.

All options issued under the Executive Officer Option Plan approved by special resolution at the annual general meeting of the Company held on 10th December, 1999 were surrendered and cancelled. The total number of options the Company has been authorised to issue under Executive Officer Option Plan No 2 ("the Plan") must not exceed 5% of the total number of shares on issue at any time.

All options issued under the Plan are granted for no consideration and carry an exercise price of not less than the price which is calculated by discounting the closing price for ordinary shares on the date of issue by not more than 10%. Each option is convertible into one ordinary share and all options expire no later than 30 June 2005. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. The amount so recognised during the year was nil (2002: $7,600).

The number of executive options made available since the commencement of the Plan equals the number of options granted and at 30 June 2003 16,250,000 options were outstanding under the plan.

The movement in options granted to executive officers can be specified as follows:

| | 2003 | 2002 |
|---|---|---|
| Outstanding at start of year | 28,250,000 | 3,247,700 |
| Granted this year | 18,000,000 | 29,575,000 |
| Cancelled this year | (30,000,000) | (3,997,700) |
| Exercised this year | 0 | (575,000) |
| Outstanding at 30 June | 16,250,000 | 28,250,000 |

**(a) Options held at the beginning of the reporting period:**

The following table summarises information about options held by employees as at 1 July 2002:

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 1,500,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 13/2/02 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 250,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 700,000 | 05/04/02 | 04/07/02 | 30/06/05 | 0.016 |
| 100,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 175,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 350,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 10,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 2,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 5,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.045 |
| 5,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 30,000,000 | 10/01/00 | 10/01/00 | 10/01/03 | 0.25 |
| 4,500,001 | 01/10/00 | 01/10/00 | 14/7/03 | Nil |
| 7,500,000 | 11/04/01 | 11/04/01 | 06/04/03 | 0.10 |

**(b) Options granted during the reporting period:**

The following table summarises information about options granted by Multiemedia Ltd to employees during the year:

**2002**

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 250,000 | 19/11/01 | 22/10/02 | 30/06/05 | 0.012 |
| 1,500,000 | 19/11/01 | 19/11/01 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 15/11/01 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 26/11/01 | 30/06/05 | 0.012 |
| 2,000,000 | 07/05/02 | 07/05/02 | 30/06/04 | 0.022 |
| 2,000,000 | 26/11/01 | 26/11/01 | 30/06/05 | 0.012 |
| 700,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 350,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 10,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.022 |
| 5,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.045 |
| 5,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.022 |

**2003**

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 27,500,000 | 20/12/02 | 20/12/02 | 01/12/07 | 0.03 |
| 17,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.07 |
| 7,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.10 |
| 4,500,000 | 31/10/02 | 29/1/03 | 22/10/07 | 0.02 |
| 5,000,000 | 31/10/02 | 29/1/03 | 30/04/04 | 0.02 |
| 1,500,000 | 05/06/03 | 05/06/03 | 30/06/04 | 0.015 |

**(c) Options exercised during the reporting period:**

There were no options exercised during the reporting period by employees.

**(d) Options held as at the end of the reporting period:**

The following table summarises information about options held by the employee as at 30 June 2003:

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 27,500,000 | 20/12/02 | 20/12/02 | 01/12/07 | 0.03 |
| 17,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.07 |
| 7,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.10 |
| 3,000,000 | 31/10/02 | 31/10/02 | 22/10/07 | 0.02 |
| 5,000,000 | 31/10/02 | 29/1/03 | 30/06/04 | 0.02 |
| 250,000 | 19/11/01 | 22/10/02 | 30/06/05 | 0.012 |
| 1,500,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 13/02/02 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 2,000,000 | 07/05/02 | 05/08/02 | 30/06/04 | 0.022 |
| 1,500,000 | 05/06/03 | 05/06/03 | 30/06/04 | 0.015 |

**Note 27. Related Parties**

*(a) Directors*

The following persons held the position of Director of Multiemedia Limited during all of the financial year, unless otherwise stated:

| | Appointed |
|---|---|
| Adrian Maxwell Ballintine | |
| John Walker | |
| Elwood Charles Ellison III | |
| Clinton Starr | 12/11/02 |

*(b) Related Party Loans:*

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| Loans to entities disclosed in note 6 | | | | |
| - Balmac Ventures Pty Ltd | - | 36,000 | - | 36,000 |

Mr A M Ballintine is a Director of Balmac Ventures Pty Ltd during the
The payroll tax for the entity which was merged with Multiemedia was never intended to be a personal debt for the Directors of that Company. Accordingly Multiemedia has agreed to accept liability for the tax debt and write-off the loan.

**Note 27. Related Parties (continued)**

(c) *Transactions of Directors and Director-Related Entities Concerning Shares or Share Options:*

| | Parent Entity and Consolidated | |
|---|---|---|
| | 2003 Number | 2002 Number |
| **Acquisitions** | | |
| Ordinary Shares in Multiemedia Ltd | 52,384,400 | 34,746,200 |
| Options over ordinary shares in Multiemedia Ltd | 52,500,000 | 15,000,000 |
| **Disposals** | | |
| Ordinary Shares in Multiemedia Ltd | 10,187,000 | 35,980,976 |
| Options exercised in Multiemedia Ltd | - | - |
| **Cancelled** | | |
| Options over ordinary shares in Multiemedia Ltd | 15,000,000 | 42,500,000 |

The options listed under acquisitions, and the terms and conditions under which those options were granted, were approved by special resolutions at the general meetings of the Company held on 10 December 1999 (for 2000) and 29 November 2000 (for 2001) respectively.

(d) *Shares and Options Held by Directors*

Aggregate numbers of shares and share options of Multiemedia Limited, held directly, indirectly or beneficially by Directors of the Company or the consolidated entity or their Director-related entities at balance date:

| | 2003 Number | 2002 Number |
|---|---|---|
| Ordinary Shares | 81,739,710 | 39,542,310 |
| Options over ordinary shares in Multiemedia Ltd | 52,500,000 | 15,000,000 |

(e) *Other Transactions with Directors and Director-Related Entities:*

**Jamif Pty Ltd**

Adrian Ballintine is a Director and shareholder of Jamif Pty Ltd. During the year Jamif Pty Ltd provided $46,406.80 of consulting services to the Company

**Thrifty Car Rentals**

John Walker is the CEO of Thrifty Car Rentals. During the year Thrifty provided services to the value of $16,972.49 at fair value.

**Convertible Notes**

During the year convertible notes were issued to raise capital of $300,000. These notes were interest free for the first 6 months. After the initial 6 month period interest was incurred at a rate of 8.95% per annum. Notes to the value of $150,000 were issued to Adrian Ballintine, $100,000 to Clinton Starr and $50,000 to Peter Polson (director related entity)

**Note 28. Controlled Entities**

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

| Name of Controlled entity | Place or Incorporation | % of shares held | |
|---|---|---|---|
| | | 2003 | 2002 |
| Multiemedia Limited | Australia | - | - |
| Moby 6 Pty Ltd | Australia | 100 | 100 |
| Multie Software Products Pty Ltd (formerly Zonewerx Pty Ltd) | Australia | 100 | 100 |
| Multie Software & Services Pty Ltd (a) | Australia | - | 100 |
| Multie Technology Pty Ltd | Australia | 100 | 100 |
| Multie Technology Distribution Pty Ltd | Australia | 100 | 100 |
| Multie Broadband Services Pty Ltd | Australia | 100 | 100 |
| Computer Warranty Services Pty Ltd | Australia | 100 | 100 |
| Click'n'Go! RMS Pty Ltd | Australia | 100 | 100 |
| Australasian Broadband Services Limited | Australia | 100 | 100 |

(a) The subsidiary Multie Software Services Pty Ltd was placed into voluntary administration on the 17/6/03. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Position.

**Note 29. Segment Information**

| Segment Result | Licensing of Technology | | Distribution of Technology Products | | Communications & Software | | Other | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Revenue:** | | | | | | | | | | | | |
| Sales to Customers outside the Group | 33,584 | 411,350 | 20,779,424 | 23,182,834 | 2,393,477 | 4,429,150 | | 79,333 | | - | 23,206,485 | 28,102,667 |
| Other Revenues from Customers outside the Group | | - | 3,681 | 27,426 | | 45,811 | 2,834,437 | - | (65,000) | - | 2,773,118 | 73,237 |
| Total Segment Revenue | 33,584 | 411,350 | 20,783,105 | 23,210,260 | 2,393,477 | 4,474,961 | 2,834,437 | - | (65,000) | - | 25,978,603 | - |
| Unallocated Revenue | | - | | - | | - | | - | | - | 919,026 | - |
| **Consolidated Entity Revenue** | | | | | | | | | | | 26,898,629 | 28,175,903 |
| **Results** | | | | | | | | | | | | |
| Segment Results | 1,290,103 | (1,154,843) | (138,058) | (143,115) | (1,100,021) | (3,466,772) | (6,421,360) | (11,263,088) | 745,527 | - | (5,623,809) | (16,027,818) |
| Unallocated Expenses | | - | | - | | - | | - | | - | | - |
| Consolidated Entity Profit form ordinary activities before income tax expense | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |
| Income Tax Expense | | - | | - | | - | | - | | - | | - |
| Consolidated Entity Profit form ordinary activities after income tax expense | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |
| Extraordinary Items | | - | | - | | - | | - | | - | | - |
| Net Profit | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |

**Note 29. Segment Information (continued)**

| Segment Assets | Licensing of Technology 2003 | Licensing of Technology 2002 | Distribution of Technology Products 2003 | Distribution of Technology Products 2002 | Communications & Software 2003 | Communications & Software 2002 | Other 2003 | Other 2002 | Eliminations 2003 | Eliminations 2002 | Consolidated 2003 | Consolidated 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| Segment Assets | 47,116 | 62,796 | 3,907,526 | 4,816,700 | - | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,131,417 | 13,932,496 |
| Unallocated Assets | | - | | - | | - | | - | | - | | - |
| Total Assets | 47,116 | 62,796 | 3,907,526 | 4,816,700 | - | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,131,417 | 13,932,496 |
| **Segment Liabilities** | | | | | | | | | | | | |
| Segment Liabilities | 108,727 | 1,414,509 | 6,068,282 | 6,297,957 | - | 3,863,466 | 1,306,715 | 4,396,606 | (219,482) | (4,142,925) | 7,264,243 | 11,829,613 |
| Unallocated Liabilities | | - | | - | | - | | - | | - | | - |
| Total Liabilities | 108,727 | 1,414,509 | 6,068,282 | 6,297,957 | - | 3,863,466 | 1,306,715 | 4,396,606 | (219,482) | (4,142,925) | 7,264,243 | 11,829,613 |
| **Other Segment Information** | | | | | | | | | | | | |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets | | - | | 940,237 | - | 135,235 | | 4,842,056 | | - | | 5,917,528 |
| Depreciation | | 273,016 | 119,368 | 158,223 | 119,528 | 245,814 | 132,025 | 67,264 | | - | 370,921 | 744,317 |
| Amortisation | | 73,576 | 48,201 | 28,703 | - | 13,876 | 288,818 | 195,000 | 180,000 | - | 517,019 | 311,155 |
| Non-cash expenses other than depreciation and amortisation | (1,668,638) | - | | - | | 1,661,852 | 7,002,499 | 8,211,623 | 97,361 | - | 5,431,222 | 9,873,475 |

**Geographical Segments**

The group operates in a single geographical segment being Australia.

(a) Internet Services include the development and distribution of internet and e-commerce enabling tools.

**Note 30. Notes to the Statement of Cash Flows**

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| *Tax to Net Cash Provided by Operating Activities* | | | | |
| Net loss after income tax | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| **Adjustments for non-cash income and Expense items:** | | | | |
| Depreciation | 370,920 | 700,496 | 132,799 | 344,277 |
| Amortisation of intangibles | 517,020 | 261,711 | 288,818 | 220,726 |
| Writedown of intangibles | 5,136,983 | 8,873,475 | 3,267,156 | 7,211,623 |
| Writedown of investments | - | 1,609,000 | 1,876,329 | 1,609,000 |
| Writedown of loan amounts | 294,239 | - | 1,859,017 | 2,471,110 |
| Debt forgiven by creditor | (2,400,000) | - | (2,400,000) | - |
| Interest forgiven by creditor | (367,106) | - | (367,106) | - |
| Other gain from deconsolidation | (919,026) | - | - | - |
| Expenses paid with shares | - | 268,000 | - | 268,000 |
| Interest accumulated not paid | - | 286,105 | - | 286,105 |
| Transfers to provisions: | | | | |
| Employee entitlements | 133,193 | (16,000) | 71,777 | 97,929 |
| Doubtful debts | (1,933,631) | (914,088) | (1,764,674) | (1,174,969) |
| (Profit)/loss on sale of plant and equipment | (14,815) | 4,337 | - | 4,908 |
| **Changes in assets and liabilities net of effects from purchase and sale of controlled entities:** | | | | |
| (Increase)/decrease in assets: | | | | |
| Receivables | 2,004,544 | 1,891,490 | 1,280,822 | (53,068) |
| Inventory | 150,621 | (122,000) | - | - |
| Prepayments & other assets | (242,067) | 244,582 | (182,846) | (67,820) |
| (Decrease)/increase in liabilities: | - | - | - | - |
| Payables, accruals and other Liabilities | 965,088 | 185,084 | 423,859 | 130,569 |
| Net cash provided from operating activities | (1,927,846) | (3,244,790) | (1,935,409) | (2,190,286) |

**Note 30. Notes to the Statement of Cash Flows (continued)**

During the previous year the Company paid expenses with shares issued in lieu of cash of $195,000. These transactions are not reflected in the Statement of Cash Flows for 2002.

**Note 31. Earnings per Share**

| | Consolidated | |
|---|---|---|
| | **2003** | **2002** |
| | **cents** | **cents** |
| Basic loss per share | (0.87) | (3.7) |
| Diluted Loss per share (cents per share) | (0.87) | (3.7) |
| Earnings used in calculating basic and diluted loss per share. | (5,623,809) | (16,027,818) |
| Weighted average number of ordinary shares outstanding | 643,152,880 | 436,677,514 |
| Potential ordinary Shares that are not dilutive | 68,750,000 | 70,250,001 |

Since the end of the Financial Year 12,000,000 options have been exercised at a weighted average price of 1.71 cents.

24,000,000 shares were issued as a result of the conversion of the convertible notes at a price of 1.25 cents and a further 77,307,867 shares have been issued as a result of capital raising at 5.4975 cents per share. 1,310,440 shares have been issued in lieu of directors fees at 7.0587 cents per share.

**Note 32. Subsequent Events**

Transcom, a United Kingdom ISP, has contracted with Multiemedia to provide its NewSat high-speed two-way satellite broadband service for deployment throughout Australia and the Pacific Rim.

Multiemedia and Soul Pattinson Telecommunications have executed a 5 year agreement for Teleport Services and a Memorandum of Understanding, which provides both parties with reciprocal rights to the sale of their products. Multiemedia's ViaSat Hub will be located at the Newcastle based Soul Pattinson Teleport. The agreement includes access to Multiemedia's Microsoft SPLA products.

Australian Private Networks has signed an agreement with Multiemedia under which Multiemedia will provide its NewSat high-speed two-way satellite broadband service to Australian Private for immediate deployment to its customer. The agreement also gives Australian Private Networks access to Multiemedia's infrastructure including its Microsoft SPLA products.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

Multiemedia has signed a Memorandum of Understanding with national telecommunications service provider people telecom for provision of NewSat high-speed two-way satellite broadband services to its customer base. The agreement includes re-branding rights and access to Multiemedia's Microsoft SPLA products.

## DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

**ADRIAN BALLINTINE**
DIRECTOR

Dated this 30 September 2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC [illegible]
Australia

GPO Box [illegible]
Melbourne VIC [illegible]

Tel 61 3 9288 8000
Fax 61 3 [illegible]
DX 293 Melbourne

## Independent audit report to the members of Multiemedia Limited

**Scope**

*The financial report and directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Multiemedia Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

**Independence**
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

**Audit opinion**
In our opinion, the financial report of Multiemedia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of Multiemedia Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert J. Dalton
Partner
Melbourne
30 September 2003

## AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited, which is not shown elsewhere in this report, is as follows:

The information is as at 29 August 2003.

**(a) *Statement of issued Securities***

i. 775,370,141 ordinary fully paid shares. All carrying voting rights of one vote per share

ii. 56,750,000 each option is convertible into one ordinary share.

**Quoted Shares**
Of the above issued securities, 775,370,141 are listed on the Australian Stock Exchange Limited.

**Options**
All options are unquoted.

**(b) *Distribution of shareholdings***

| Number of Shares Held (Ordinary) | | Number of shareholders |
|---|---|---|
| 1 | 1,000 | 340 |
| 1,001 | 5,000 | 1,818 |
| 5,001 | 10,000 | 1,331 |
| 10,001 | 100,000 | 2,951 |
| 100,001 | and over | 964 |

c) *Percentage held by largest shareholder (ordinary shares)*

**3.42%**

d) *Number of shareholders (ordinary shares) holding less than a marketable parcel (62,500 shares)*

**7,404**

e) *Substantial Shareholders*

| Shareholder | Ordinary Fully Paid Shares | % of Issued Capital |
|---|---|---|
| Jamif Pty Ltd | 30,042,310 | 3.42 |
| Mr Clinton Henry Starr | 29,318,756 | 3.34 |

(f) *20 Largest Shareholders*

| Shareholder | Ordinary Fully Paid Shares | % of Issued Capital |
|---|---|---|
| Jamif Pty Ltd | 30,042,310 | 3.42 |
| Mr Clinton Henry Starr | 29,318,756 | 3.34 |
| Willow Horizon Pty Ltd | 24,942,816 | 2.84 |
| Mr Phillip John Peters | 15,5000,000 | 1.77 |
| Lacemore Grange Pty Ltd | 14,360,225 | 1.64 |
| Kathmandu Investments Pty Ltd | 13,528,942 | 1.54 |
| Imperial Projects Pty Ltd | 12,796,517 | 1.46 |
| Micallef Plumbing Industries Pty Ltd | 12,542,857 | 1.43 |
| Mr Anthony Poci | 8,681,729 | 0.99 |
| Ms Wendy Starr | 8,000,000 | 0.91 |
| Soon Tek Trading Co Pty Ltd | 7,300,000 | 0.83 |
| ICOM Management Group Pty Ltd | 6,000,000 | 0.68 |
| Dexapine Pty Ltd | 5,500,000 | 0.63 |
| Jeddah Investments Pty Ltd | 5,101,487 | 0.58 |
| Ever Merry Investments Ltd | 4,771,629 | 0.54 |
| Mr Cecil Hoffman % Mrs Norma Hoffman <Hoffman Super Fund> | 4,547,522 | 0.52 |
| Medco Financial Services Pty Ltd | 4,547,522 | 0.52 |
| E-McGuire Pty Ltd | 4,500,000 | 0.51 |
| Mr Douglas Neil Adamson | 4,300,000 | 0.49 |
| 888 Trading Limited | 4,000,000 | 0.46 |

## CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Multiemedia is responsible for the corporate governance of the economic entity. The Board guides and monitors the business and affairs of Multiemedia on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for the operation of the Board.

**Composition of the Board**
The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board should comprise seven Directors and should maintain an equitable position with regard to non-executive Directors;
- The Chairperson should be a non-executive Director;
- The Board should comprise Directors with an appropriate range of qualifications and expertise; and
- The Board shall meet regularly and follow meeting guidelines set down to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this additional information the Directors are:

| Name | Position |
|---|---|
| Mr John H Walker | Non-Executive Chairman/Director |
| Mr Adrian M Ballintine | Group Managing Director & Chief Executive Officer |
| Mr Elwood Charles Ellison III | Director |

**Committees**

- The Board attends to all audit matters to ensure proper internal controls, maintenance of accounting records and reliability of financial information. An Audit Committee will be re-established to assume this responsibility. The committee will also be responsible for reviewing the performance of the external auditors and the adequacy of the scope and quality of the annual statutory audit and half-yearly review.

- The Board has established a Director Nomination Committee that comprises John Walker and Adrian Ballintine to set guidelines for the appointment of Directors to the Board, establish remuneration for non-executive Directors and conduct interviews of prospective Directors.

- The Board has established a Remuneration Committee that comprises John Walker and Adrian Ballintine. This committee is responsible for reviewing the remuneration for executive as well as non-executive Directors.

**Board responsibilities**

As the Board acts on behalf of the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The Board is responsible for ensuring that the Company's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the committees referred to above, these mechanisms include the following:

- Board approval of strategic plans, which encompasses the entity's vision, mission and strategy statements, designed to meet stakeholders' needs and manage business risk;
- the strategic plans are dynamic documents and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring progress against budget; and
- procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

**Communication to shareholders**

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to shareholders through:

- the annual report which is distributed to all shareholders;
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate;
- the Company's interactive Web site at www.multiemedia.com provides shareholders with information on the Company, its partners, management, services, products and clients.

No.085

388 1/2 18 March 2002

(85)

ASIC registered agent number
**lodging party or agent name**
office, level, building name **or** PO Box no.
street number & name
suburb/city state/territory postcode
telephone ( )
facsimile ( )
DX number suburb/city



ASS. ☐ REQ-A ☐
CASH. ☐ REQ-P ☐
PROC. ☐

Australian Securities & Investments Commission

# copy of financial statements and reports

form **388**
Corporations Act 2001
**294, 295, 298-300, 307, 308, 319, 321, 322**
Corporations Regulations
**1.0.08**

Name Multiemedia Limited
ACN / ARBN / ARSN/PIN 003 237 303

## Reason for lodgement of statements and reports

tick the appropriate box

- ☑ A public company **or** a disclosing entity which is not a registered scheme or prescribed interest undertaking (A)
- ☐ A registered scheme* (B)
- ☐ Amendment of financial statements or directors' report (company) (C)
- ☐ Amendment of financial statements or directors' report (registered scheme)* (D)
- ☐ A large proprietary company that is not a disclosing entity (H)
- ☐ A small proprietary company that is controlled by a foreign company for all or part of the period and where the company's profit or loss for the period is not covered by the statements lodged with ASIC by a registered foreign company, company, registered scheme, or disclosing entity (I)
- ☐ A small proprietary company that is requested by ASIC to prepare and lodge statements and reports (J)
- ☐ A prescribed interest undertaking that is a disclosing entity (K)

Dates on which financial year begins 1 / 7 / 02 and ends 30 / 6 / 03 (d/m/y)
Date of Annual General Meeting (if applicable) 14 / 11 / 03

## Details of large proprietary company

If the company is a large proprietary company that is not a disclosing entity, please complete the following information as at the end of the financial year for which the financial statements relate:

A What is the consolidated gross operating revenue of the large proprietary company and the entities that it controls?

B What is the value of the consolidated gross assets of the large proprietary company and the entities that it controls?

C How many employees are employed by the large proprietary company and the entities that it controls?

D How many members does the large proprietary company have?........................................................

## Auditor report

**Were the financial statements audited?** **Yes** ☑ **No** ☐

**If yes: Does the auditor's report** (section 308) **for the financial year contain a statement of:**

- reasons for the auditor not being satisfied as to the matters referred to in section 307? Yes ☐ No ☑
- details of the deficiency, failure or shortcoming concerning any matter referred to in section 307? Yes ☐ No ☑

**If no: Is there a class order exemption current for audit relief?** **Yes** ☐ **No** ☑

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

## Details of current auditor*

The auditor can be a person or a firm.

**If a person**

name (family & given names)

Auditor Registration no:

office | level | building name

street number & name

suburb / city | state / territory | postcode

date of appointment (d/m/y) / /

*or*

**If a firm**

name of firm Ernst & Young

office | level | building name

street number & name 120 Collins Street

suburb / city MELBOURNE | state / territory VIC | postcode 3000

Business Registration number (if applicable) | State / Territory registered in

date of appointment (d/m/y) 3/7/02

## Statements and reports to be attached to this form

Financial statements for the year (as per ss295(2))
*statement of financial performance for the year (profit and loss statement)*
*statement of financial position as at the end of the year (balance sheet)*
*statement of cash flows for the year*
*if required by accounting standards - consolidated profit & loss statement, balance sheet and statement of cash flows*

Notes to financial statements (as per ss295(3))
*disclosures required by the regulations*
*notes required by the accounting standards*
*any other information necessary to give a true and fair view (see s297)*

The directors' declaration about the statements and notes (as per ss 295(4))

The directors' report for the year (as per s 298 to 300)

Auditor's report required under sections 308 and 314

## Certification

I certify that the attached documents marked ( ) are a true copy of the annual reports required under Section 319.

print name Adrian Ballintine | capacity CEO

**sign here** [signature] | date 30.9.2003

*** NOTE:** Where a new auditor has been appointed to a Registered Scheme, **Form 5137 - Appointment of Scheme Auditor** must be lodged

Small Business (less than 20 employees), please provide an estimate of the time taken to complete this form

***Include***

- The time actually spent reading the instructions, working on the question and obtaining the information
- The time spent by all employees in collecting and providing this information

hrs mins

## CORPORATE DIRECTORY

| | |
|---|---|
| **Australian Business Number** | 12 003 237 303 |
| **Directors** | Adrian M Ballintine<br>Elwood Charles Ellison<br>Clinton Starr, Deputy Chairman<br>John H Walker, Chairman |
| **Secretary** | Adrian M Ballintine |
| **Principal & Registered Office** | Collins Hill House<br>Level 6<br>412 Collins St<br>Melbourne Victoria 3000<br>Australia<br><br>Tel: +613 9603 3200<br>Fax: +613 9600 2280<br><br>Web site: www.multiemedia.com<br>E-mail: info@multiemedia.com |
| **Share Registrars** | Computershare Investor Services Pty Ltd<br>Level 12<br>565 Bourke St<br>Melbourne Victoria 3000<br>Australia |
| **Auditors** | Ernst & Young<br>120 Collins St<br>Melbourne Victoria 3000<br>Australia |
| **Lawyers** | Deacons<br>Level 24<br>385 Bourke St<br>Melbourne Victoria 3000<br>Australia |

## CHAIRMAN STATEMENT

During the year ended 30th June 2003 your Board and Management have continued the strategic process outlined last year of redefining our direction as a company and seeking opportunities that will deliver significant benefit to our shareholders.

As a result we are now confident we have put the business of Multiemedia on a solid footing for ongoing growth and profit.

We have also taken the opportunity of putting our balance sheet in order by writing off or down the value of assets associated with past activities. We are pleased with our financial performance during 2002/2003. Your company has no non current debt and our auditors have for the first time signed off on unqualified accounts. Post balance date capital raising has also provided us with adequate cash to fund the current phase of our expansion.

Multiemedia is now totally focussed on its two core activities. Our Distribution business is now trading profitably and we believe will continue to do so. This is a solid business that provides our organisation with numerous customer related benefits. It is however our world class two way satellite business that excites us all. It is an excellent business opportunity that will provide a multitude of uses to a wide cross section of industry. We believe our growth prospects are exceptional and that the returns will be excellent.

We have made some solid announcements in recent months regarding partnerships and business relationships for the satellite business and our executive team is actively pursuing many sales opportunities and achieving success. We are very confident of being a significant player in this exciting world.

I would like to congratulate our Managing Director Adrian Ballintine and his team for their excellent efforts during the year and thank my fellow Directors for their untiring efforts.

Kind regards

**JOHN WALKER**
Chairman

September 2003

## FOUNDER/ CHIEF EXECUTIVE OFFICER'S REPORT

What a year it's been!

My team and I have never put in a more demanding or concentrated effort. But the result has been exactly what we strived for.

Focus and consolidation, has seen us bring together a group of major partners to provide a two-way satellite solution that I believe provides Multiemedia with a long-term, profitable future.

Our alliance partners - NewSkies, ViaSat, IP Access International, Advanced Projects International and Kavera - are some of the world's leading communications providers and suppliers.

Pulling together this diverse but similarly focussed group of companies has not been easy, but being pioneers is rarely easy. In the case of new technology there is a high bar to entry but I am confident that with the alliances we have formed and the skill set we have in being able to sell and promote our products, the future looks very positive for the company and in turn its shareholders.

We have spent a lot of time during the past year researching and investigating two-way satellite technology.

Why have we gone down this path?

Quite simply we believe that wireless technology is where the market is headed. We have chosen strategic business partners that provide some of the world's best communications infrastructure, tools and services. The result for Multiemedia is a world-class service that I believe will produce substantial revenue and profits.

We are very much an applications-driven business. Our wireless communications service is able to deliver applications to business in a way that people have not seen before. It is as ground breaking as it is exciting.

We will be providing Government and the Corporate world with applications under a highly sophisticated mechanism, but they will be more affordable by virtue of the alliances we have pulled together.

Our two-way satellite solution covers a large area - 60% of the world's population. We have proven over the past 20 years that we have been able to deliver into international markets; that is where our skill set and experience is.

As CEO, founder and a major shareholder I can say it has been a tough couple of years but those conditions have provided me with the opportunity to see who can tough it out and who can't. To this end, I thank the three other Directors - Chairman - John Walker, Deputy Chairman - Clinton Starr and US-based Chuck Ellison - for their hard work and continued support. It is not easy to persevere when it is not fashionable to be involved in new technology. There have been some risks with not much reward.

But I believe we now have a fantastic platform to take Multiemedia forward to be a major player in this market.

**ADRIAN BALLINTINE**
Founder/Chief Executive Officer

September 2003

## DIRECTORS' REPORT

The Board of Directors of Multiemedia Limited has pleasure in submitting its report in respect of the financial year ended 30 June 2003.

**Directors**

- **Chairman**
  Mr John H Walker

  John Walker was appointed Managing Director of Thrifty Car Rental in February 1998. Previously, he worked as General Manager, Retail Banking, NSW for Westpac Banking Corporation.

  John commenced his career in Local Government and after 10 years working in Victorian Local Government, he moved to Western Australia in 1981 to take up a position of Deputy Town Clerk for the City of Perth.

  Five years later, as Chief Executive Officer of the West Australian Football League, John was instrumental in launching the West Coast Eagles into the AFL's national competition and subsequently acted as Managing Director of the Eagles' parent company.

  After a period spent establishing himself as a successful self employed marketing and business proprietor, John joined Budget Rent A Car as the group's Western Australian State Manager. In 1992 John relocated to Sydney, taking up the position of Chief Executive Officer for Domino's Pizza (Aust) Pty Ltd. John subsequently returned to Local Government as Chief Executive Officer at Liverpool City Council and oversaw the successful introduction of corporatisation as well as major workplace reform and performance management.

  John was appointed Chairman of the Company on 23 May 2001.

- **Director**
  Mr Adrian M Ballintine

  Adrian founded Multiemedia Limited (the Company has undergone several name changes) in 1987. The Company has always been a provider of leading edge technology, delivering client server in the 80's, multimedia and Internet services in the 90's and Broadband today.

  When the Company listed in 1999, Adrian was its inaugural Chairman and CEO. In mid 2001, he resigned as Chairman, remaining on as CEO. He is also the Company's major shareholder.

  Adrian has the reputation for establishing successful enterprises with international networks developed in conjunction with long standing strategic partners. He has significant experience in raising funds through his relationships with International Funds Management/Broking Firms.

  Initally Adrian attended RMIT and qualified as a Town Clerk. Prior to founding Multiemedia he was responsible for International Sales & Marketing for a listed Australian Company.

- **Director**
  Mr Elwood Charles Ellison III

  Chuck Ellison brings over 20 years of experience as a sales and marketing executive in high tech companies. As a national manager during the early years at Microsoft Corporation, he defined and launched that company's initiatives into the education, government and corporate account markets.

  As vice president of sales at Ashton-Tate, he was responsible for the sales strategies that contributed to revenue growth from under $20m to over $300m in four years. As vice president of sales and marketing at Gupta Technologies, Inc he led the company's expansion into new channels and markets, resulting in a successful initial public offering. At Asymetrix, he led the turn-around team that positioned the company as the leader in the on-line learning market, and produced a successful initial public offering.

He is known as a no-nonsense, results-oriented sales and marketing executive, with a consistent history of success in building global sales and distribution networks for high tech products.

- **Director**
  Clinton Starr, appointed on 12th November 2002

He is also a Non Executive Director of AWB International Ltd. (ASX Listed); Enviromulch Pty. Ltd.; Mulch-Tech Pty. Ltd and the Biological Farmers of Australia Co-op. Ltd.
Clinton holds the following tertiary qualifications: Bachelor of Economics from Sydney University; Master of Business Administration from Macquarie University; and is currently completing a research thesis on small Australian entrepreneurial and family companies, for the Doctorate of Business Administration at RMIT.

Prior to leaving corporate employment in 1998, Clinton had 20 years experience in senior funds management roles both in Australia and in Europe, and 10 years experience in the international marketing of funds management products. His last position was Executive Director: Global Marketing and Sales with a leading funds management group. He has also undertaken a significant amount of strategic planning work, and has been a Director of numerous companies for the last 16 years, both in Australia and overseas.

Since 1998, and in addition to his Directorships and DBA, he has managed the family businesses with his wife Sally, which include a strategic consultancy to small/medium firms, certified organic farming and rural tourism. The wheat growers of Eastern Australia have elected him twice, in 1998 and 2002, to the Board of AWB International Ltd. He is also Chairman of the AWB International Compliance Committee.

**Principal Activities**

The principal activity of the consolidated entity for the period ended 30 June 2003 was that of development and distribution of internet and e-commerce enabling tools, the distribution of technology products, satellite communications and web development services.

**Results and Review of Operation**

The net loss of the consolidated entity for the year ended 30 June 2003, after providing for income tax, was $5,623,809 (2002: 16,027,818)

**Share Capital**

The number of shares fully paid at year-end was 763,370,165 (536,446,351 in 2002).

**Financial Position**

As at 30th September 2003 the Group had liquid funds of $1,696,375.

**Dividends**

There were no dividends paid during the year and the Directors do not recommend the payment of a dividend.

**State of Affairs**

In the opinion of the Directors there are no significant changes in the state of affairs of the consolidated entity that occurred during the financial year under review other than those disclosed in this report or consolidated accounts.

**Events Subsequent to Balance Date**

Matters or circumstances that have arisen since the end of the financial year that have significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations or the state of affairs of the consolidated entity in subsequent financial years.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

**Likely Developments**

Multiemedia continues to strive for revenue growth and translation of those revenues to profitability for shareholders. Significant management changes have reduced costs and focused on sales revenues. Core distribution activities have been enhanced through improved and widened supplier relationships and Multiemedia will capitalize on these relationships to increase revenues generated via its distribution business.

**Directors' Interests in the Shares of the Company**

The interests of each Director in the equity and other securities of Multiemedia as shown on the register of such holdings as at 30 September 2003 is as follows:

| Director | Ordinary Shares |
|---|---|
| A M Ballintine | 30,842,310 |
| J H Walker | 585,000 |
| Clinton Starr | 31,201,656 |
| E C Ellison III | 855,011 |

**Indemnification and Insurance of Directors**

In accordance with paragraph 99 of the Company's constitution, adopted at the General Meeting on 21 June 1999, the Company indemnifies every person, who is or has been an officer of the Company, which includes Directors, against any liability incurred by that person in his or her capacity as an officer of the Company. The Company does not currently hold Directors & Officers Insurance.

**Director's Meetings**

The number of meetings of the Board of Directors and of Board committees during the year was.

| Board or Committee | Number of Meetings |
|---|---|
| Full Board | 11 |
| Remuneration Committee | 1 |
| Director Nomination Committee | 1 |

The attendance of Directors at meetings of the Board and its committees were:

| Director | Full Board | Remuneration | Director Nomination |
|---|---|---|---|
| A M Ballintine | 11(11) | 1(1) | 1(1) |
| J H Walker | 11(11) | 1(1) | 1(1) |
| C Starr | 7(11) | 0(1) | 0(1) |
| C Ellison | 5(11) | 0(1) | 1(1) |

*Numbers in brackets indicate the number of meetings each member could have attended.*

**Audit Meetings**

During the period, the Directors resolved to deal with all audit matters at meetings of Directors as they arise. Ernst & Young, the auditors, attended various meetings during the year.

**Environmental regulations**

The Company complied with its environmental responsibilities.

**Share Options**

As at the date of this report, there were 57,750,000 unissued ordinary shares under options (68,750,000 at reporting date). Refer to note 18 of the financial statements for further details of the options outstanding.

Option holders do not have any right, by virtue of the option, to participate in any share issue of the company or any related body corporate or in the interest issue of any other registered scheme

Since the end of the financial year, a further 12,000,000 options have been exercised, at a weighted average exercise price of 1.71 cents.

**Remuneration**

After the establishment of a Remuneration Committee, the Company has introduced policies for remuneration of the Board members and senior executives. Staff were remunerated on a negotiated basis and in line with prevailing market conditions and the remunerations are linked to performance criteria.

The remuneration of the Directors and the five most highly paid executive officers for the year under review was as follows:

**Directors:**

| Name | Base Salary ($) | Fees/Allowances ($) | Superannuation ($) | Number of Options Granted | Value of options | Total ($) |
|---|---|---|---|---|---|---|
| A M Ballintine | 242,120 | 32,928 | 21,791 | 20,000,000 | 9,000 | 305,839 |
| J H Walker | - | 60,000 (15,000)* | - | 15,000,000 | 8,250 | 68,250 |
| C Starr | - | 24,000 (18,000)* | 540 | 7,500,000 | 2,250 | 26,790 |
| C Ellison | - | 39,000 ( 39,000)* | - | 10,000,000 | 4,250 | 43,250 |

* The directors elected to take Shares in lieu of a portion of their Directors fees. The bracketed amount is the portion of directors fees taken as shares.

**Executive Officers:**

| Name | Base Salary ($) | Fees/Allowances ($) | Superannuation ($) | Number of Options Granted | Value of options | Total ($) |
|---|---|---|---|---|---|---|
| Les Jessop | 142,802 | 37,803 | 20,700 | - | - | 201,305 |
| Sandra Dell Andersen | 177,813 | - | 16,003 | 8,500,000 | 5,088 | 198,904 |

Options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option

Signed in accordance with a resolution of the Directors.

**ADRIAN BALLINTINE**
DIRECTOR

Melbourne
September 2003

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Financial Position at 30 June 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Current Assets** | | | | | |
| Cash assets | 4 | 194,439 | 839,434 | 191,128 | 556,278 |
| Receivables | 5 | 2,622,769 | 3,397,118 | 28,468 | 1,403,633 |
| Inventories | 6 | 873,633 | 1,125,642 | - | - |
| Other | 7 | 413,676 | 222,648 | 367,471 | 46,786 |
| Total Current Assets | | 4,104,517 | 5,584,842 | 587,067 | 2,006,697 |
| **Non-Current Assets** | | | | | |
| Receivables | 5 | - | - | 198,031 | 350,900 |
| Other financial assets | 8 | - | - | 1,400,000 | 3,276,328 |
| Property, plant and equipment | 9 | 428,720 | 1,112,631 | 162,760 | 296,122 |
| Intangibles | 10 | 1,549,781 | 7,200,754 | - | 3,555,973 |
| Other | 11 | 48,399 | 34,269 | 48,399 | 33,369 |
| Total Non-Current Assets | | 2,026,900 | 8,347,654 | 1,809,190 | 7,512,692 |
| Total Assets | | 6,131,417 | 13,932,496 | 2,396,257 | 9,519,389 |
| **Current Liabilities** | | | | | |
| Payables | 12 | 4,061,602 | 4,980,318 | 359,489 | 204,814 |
| Interest bearing liabilities | 13 | 2,504,120 | 2,264,791 | 596,792 | 209,986 |
| Provisions | 14 | 215,787 | 189,059 | 105,474 | 65,566 |
| Other | 15 | 112,107 | 695,137 | 90,479 | 478,740 |
| Total Current Liabilities | | 6,893,616 | 8,129,305 | 1,152,234 | 959,106 |
| **Non-Current Liabilities** | | | | | |
| Interest bearing liabilities | 16 | 93,530 | 3,529,696 | 93,530 | 3,407,818 |
| Provisions | 17 | 277,078 | 170,612 | 60,951 | 29,682 |
| Total Non-Current Liabilities | | 370,608 | 3,700,308 | 154,481 | 3,437,500 |
| Total Liabilities | | 7,264,224 | 11,829,613 | 1,306,715 | 4,396,606 |
| Net Assets (Deficiency) | | (1,132,807) | 2,102,883 | 1,089,542 | 5,122,783 |
| **Equity** | | | | | |
| Contributed equity | 18 | 57,662,317 | 55,274,198 | 57,662,317 | 55,274,198 |
| Accumulated losses | 19 | (58,795,124) | (53,171,315) | (56,572,775) | (50,151,415) |
| Total Equity | | (1,132,807) | 2,102,883 | 1,089,542 | 5,122,783 |

The accompanying notes form an integral part of this Statement of Financial Position.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Financial Performance for the Year Ended 30 June 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| Sales revenue | 2 | 23,206,485 | 28,023,333 | - | - |
| Cost of sales and development | 2 | (19,291,452) | (25,697,029) | - | - |
| Gross profit | | 3,915,033 | 2,326,304 | - | - |
| Other revenues | 2 | 2,773,118 | 152,570 | 2,834,437 | 79,333 |
| Gain on loss of control of Subsidiary | | 919,026 | | | |
| Sales and marketing expenses | | (956,100) | (2,124,424) | (41,949) | - |
| Administrative costs | | (6,852,453) | (5,434,414) | (3,984,926) | (2,036,843) |
| Borrowing costs | 2 | (285,450) | (465,135) | (97,272) | (289,189) |
| Write-down of investments, intellectual property, and goodwill to recoverable amounts | 2 | (5,136,983) | (10,482,719) | (5,143,485) | (11,291,977) |
| Loss from ordinary activities before income tax | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Income tax expense relating to ordinary activities | 3 | - | - | - | - |
| Loss from ordinary activities after related income tax expense | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Net loss attributable to members | 19 | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Total revenues, expenses and valuation adjustments attributable to members and recognised directly in equity | | - | - | - | - |
| Total changes in equity other than those resulting from transactions as owners attributable to members | | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Basic Loss per share (cents per share) | 31 | (0.87) | (3.7) | | |
| Diluted Loss per share (cents per share) | | (0.87) | (3.7) | | |

The accompanying notes form an integral part of this Statement of Financial Performance.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

### Statement of Cash Flows for the Year Ended 30 June 2003

| | Note | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | | $ | $ | $ | $ |
| **Cash flows from operating activities** | | | | | |
| Receipts from customers | | 23,638,816 | 28,675,558 | 162,900 | - |
| Payments to suppliers and employees | | (24,426,980) | (31,838,527) | (2,051,326) | (2,149,502) |
| GST received (paid) | | (889,847) | (253,729) | 33,512 | (44,616) |
| Borrowing costs | | (255,650) | 9,717 | (82,629) | - |
| Interest received | | 5,815 | 162,484 | 2,134 | 3,832 |
| Net operating cash flows used in operating activities | 30 (a) | (1,927,846) | (3,244,497) | (1,935,409) | (2,190,286) |
| **Cash flows from investing activities** | | | | | |
| Proceeds from sale of controlled entity and investments | | - | - | - | - |
| Purchase of controlled entities | 30 (b) | - | (308,000) | - | (43,027) |
| Purchase of investments | | - | (43,027) | - | (98,165) |
| Deposits paid for investments | | - | (27,400) | - | |
| Proceeds from Disposal/Payment made for purchase of plant & equipment | | 93,196 | (94,231) | - | - |
| Loans made to other corporations | | - | (30,668) | - | - |
| Loan repayments received | | - | 12,668 | - | (18,000) |
| Loans made to related entities | | - | - | - | (2,271,636) |
| Net investing cash flows | | 93,196 | (490,658) | - | (2,430,828) |
| **Cash flows from financing activities** | | | | | |
| Proceeds from issues of shares and options | | 1,853,619 | 2,147,087 | 1,853,619 | 2,147,087 |
| Share and option issue costs paid | | | (50,000) | | (50,000) |
| Repayment of borrowings | | (829,503) | - | (550,003) | - |
| Proceeds from borrowings | | 300,000 | 3,142,469 | 300,000 | 3,006,408 |
| Repayment of finance lease principal | | (134,461) | (943,624) | (33,357) | (88,600) |
| | | 1,189,655 | 4,295,914 | 1,570,259 | 5,014,895 |
| Net increase (decrease) in cash held | | (644,995) | 560,760 | (365,150) | 393,781 |
| Cash at beginning of the financial year | | 839,434 | 277,845 | 556,278 | 162,497 |
| Cash at the end of the financial year | 4 | 194,439 | 839,434 | 191,128 | 556,278 |

The accompanying notes form an integral part of this Statement of Cash Flows.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

**Note 1. Statement of Significant Accounting Policies**

Notes to the Annual Report for the Year Ended 30 June 2003

These general purpose financial statements have been prepared in accordance with Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Consensus Views and the Corporations Act 2001. The financial statements have also been prepared in accordance with the historical cost convention and do not take account of changes in either the general purchasing power of the dollar or in the prices of specific assets. Unless otherwise stated, the accounting policies adopted are consistent with those of the previous year.

(a) *Principles of Consolidation*

The consolidated Statement of Financial Performance and Statement of Financial Position incorporate the assets and liabilities of all entities controlled by Multiemedia Limited ("Company" or "parent entity") as at 30 June 2003 and the results of all controlled entities for the year then ended. Multiemedia Limited and its controlled entities together are referred to in this financial report as the consolidated entity. The effects of all transactions between entities in the consolidated entity have been eliminated in full.

Where control of an entity is obtained during a financial year, its results are included in the consolidated statement of financial performance from the date on which control commences. Where control of an entity ceases during a financial year its results are included for that part of the year during which control existed.

(b) *Income Tax*

Tax effect accounting is followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. The future tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of realisation. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse.

**Note 1. Statement of Significant Accounting Policies (continued)**

(c) *Acquisition of Assets*

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their market price as at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of the acquisition. The discount rate used is the incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

A liability for restructuring costs is recognised as at the date of acquisition of an entity or part thereof when there is a demonstrable commitment to a restructuring of the acquired entity and a reliable estimate of the amount of the liability can be made.

Goodwill is brought to account on the basis described in note 1(l)(i).

Where an entity or operation is acquired and the fair value of the identifiable net assets acquired, including any liability for restructuring costs, exceeds the cost of acquisition, the difference, representing a discount on acquisition, is accounted for by reducing proportionately the fair values of the non-monetary assets acquired until the discount is eliminated. Where, after reducing to zero the recorded amounts of the non-monetary assets acquired, a discount balance remains it is recognised as revenue in the statement of financial performance.

(d) *Revenue Recognition*

Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid. Revenue is recognised for the major business activities as follows:

(i) Provision of Services

Contract revenue is recognised in accordance with the percentage of completion method. The stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

In cases where revenue is received other than in cash, the revenue is recognised, when it is capable of reliable measurement.

Other internet services revenue is recognised when the service is provided.

(ii) Sale of Products

A sale is recorded when goods have been dispatched to a customer pursuant to a sales order and the associated risks have passed to the carrier or customer.

(iii) Licensing of Technology

Licensing revenues are recognized when cash is received in accordance with licenses issued.

**Note 1. Statement of Significant Accounting Policies (continued)**

(e) *Receivables*

Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off. A provision for doubtful debts is raised when some doubt as to collection exists, usually in the event when the debt is more than 90 days overdue.

As at 30 June 2003 Multie Technology Distribution Pty Ltd had a debt factoring facility with the Westpac Banking Group. Each day a list of invoices less credit notes are submitted to the bank, 80% of the total is available as credit.

Receipts from the previous day are submitted to the bank and 20% is available for drawdown.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(f) *Inventories*

Finished goods are stated at the lower of cost and net realisable value. Costs are assigned to individual items of stock on the basis of weighted average costs.

(g) *Investments*

Investments in listed and unlisted securities, other than controlled entities in the consolidated financial statements, are brought to account at cost and dividend income is recognised in the statement of financial performance when receivable. Controlled entities are accounted for in the consolidated financial statements as set out in note 1(a).

(h) *Non-Current Assets*

Non-current assets are recorded at cost and are reviewed regularly to determine whether their carrying amounts require write down to recoverable amount.

Write downs to recoverable amount are recognised immediately as an expense in the net profit or loss.

(i) *Depreciation of Property, Plant and Equipment*

Depreciation is calculated on a straight line basis to write off the cost of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. Estimates of remaining useful lives are made on a regular basis for all assets, with annual reassessments for major items. The expected useful lives are as follows:

| | **2003** | **2002** |
|---|---|---|
| Plant and equipment | 2-5 years | 2-5 years |
| Computer equipment | 2-3 years | 2-3 years |
| Furniture and fittings | 5 years | 5 years |

(j) *Leasehold Improvements*

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter. There are no leasehold improvements held at the current reporting date.

**Note 1. Statement of Significant Accounting Policies (continued)**

*(k) Leased Non-Current Assets*

A distinction is made between finance leases which effectively transfer from the lessor to the lessee substantially all the risks and benefits incident to ownership of leased non-current assets, and operating leases under which the lessor effectively retains substantially all such risks and benefits.

Finance leases are capitalised. A lease asset and liability are established at the present value of minimum lease payments. Lease payments are allocated between the principal component of the lease liability and the interest expense.

The lease asset is amortised on a straight line basis over the term of the lease, or where it is likely that the consolidated entity will obtain ownership of the asset, the life of the asset. Lease assets held at the reporting date are being amortised over a period of five years.

Operating lease payments are charged to the statement of financial performance in the periods in which they are incurred, as this represents the pattern of benefits derived from the leased assets.

*(l) Intangible Assets and Expenditure Carried Forward*

(i) Goodwill

Where an entity or operation is acquired, the identifiable net assets acquired are measured at fair value. The excess of the fair value of the consideration over the fair value of the identifiable net assets acquired, including any liability for restructuring costs, is brought to account as goodwill and amortised on a straight line basis over 20 years, being the period during which the benefits are expected to arise. The cost of acquisition is discounted as described in note 1(c) where settlement of any part of cash consideration is deferred.

(ii) Intellectual Property

Intellectual property includes the cost of patents, copyrights, trademarks, trade secrets, proprietary technology and similar intellectual property critical to its success. Intellectual property is amortised on a straight line basis over the period of 20 years. The balances are reviewed annually and any balance representing future benefits for which the realisation is considered no longer probable is written off.

*(m) Trade and Other Creditors*

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within 30 days of recognition.

*(n) Interest Bearing Liabilities*

Loans and debentures are carried at their principal amounts which represent the present value of future cash flows associated with servicing the debt. Interest is accrued over the period it becomes due and is recorded as part of other creditors.

*(o) Employee Benefits*

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within twelve months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefit liabilities are measured at the present value of the estimated future cash outflow to be made in respect of services provided by employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, are used.

Employee benefit expenses and revenues arising in respect of the following categories:

- wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave benefits; and
- other types of employee benefits

are recognised against profits on a net basis in their respective categories.

The value of the equity-based compensation scheme described in note 26 is not being recognised as an employee benefits expense.

In respect of the consolidated entity's defined benefits superannuation plans, any contributions made to the superannuation plans by entities within the consolidated entity are recognised against profits when due.

*(p)* *Borrowing Costs*

Borrowing costs are recognised as expenses in the period in which they are incurred.

Borrowing costs include:

- interest on bank overdrafts and short term and long term borrowings;
- finance lease charges.

*(q)* *Cash*

For the purposes of the statement of cash flows, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts.

*(r)* *Earnings per Share*

Basic earnings per share is determined by dividing the loss from ordinary activities after related income tax attributable to members of the Company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year.

*(s)* *Foreign Currencies*

Translation of foreign currency transactions

Transactions in foreign currencies of entities within the consolidated entity are converted to local currency at the rate of exchange ruling at the date of the transaction

Foreign currency monetary items that are outstanding at the reporting date (other than monetary items arising under foreign currency contracts where the exchange rate for that monetary item is fixed in the contract) are translated using the spot rate at the end of the financial year.

A monetary item arising under a foreign currency contract outstanding at the reporting date where the exchange rate for the monetary item is fixed in the contract is translated at the exchange rate fixed in the contract.

Except for certain specific hedges, all resulting exchange differences arising on settlement or re-statement are recognised as revenues and expenses for the financial year. Any gains or costs on entering a hedge are deferred and amortised over the life of the contract

*Specific hedges*

Where a purchase or sale is specifically hedged, exchange gains or losses on the hedging transaction arising up to the date of purchase or sale and costs, premiums and discounts relative to the hedging transaction are deferred and included in the measurement of the purchase or sale. Exchange gains and losses arising on the hedge transaction after that date are taken to the net profit.

(t) *Changes in Accounting Policy*

The accounting policies adopted are consistent with those of the previous year except for the accounting policy with respect to foreign currency translation and employee benefits.

The entity has adopted revised Accounting Standard AASB 1012 "Foreign Currency Translation", applicable to annual reporting periods beginning on or after 1 January 2002. In accordance with the revised Standard, the entity has for the first time recognised foreign currency contracts that are hedges on the Statement of Financial Position. Previously, foreign currency contracts that qualified for hedge accounting were not recognised in the Statement of Financial Position. As at 30 June 2003 the change in accounting policy has not had a material impact.

The entity has adopted revised Accounting Standard AASB 1028 "Employee Benefits" applicable to annual reporting periods beginning on or after 1 July 2002. In accordance with the revised Standard, the measurement of employee benefit obligations is now based on remuneration rates that the entity expects to pay when the liability is settled. Previously, the measurement of the liability was based on remuneration rates at the date of recognition of the liability. The change in accounting policy has resulted in an increase of $nil in current liabilities and an increase of $nil in non-current liabilities. Employee benefits expense during the current period has also increased by $nil as a result of the accounting policy change, and opening retained profits has decreased by $nil. These amounts are all $nil as the entity is not able to reliably estimate expected increases to remuneration rates impacting the current and non-current liabilities at 30 June 2003.

(u) *Comparatives*

Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosures.

## FINANCIAL STATEMENTS FOR YEAR ENDED 30 JUNE 2003

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 2. Profit and Loss Items** | | | | | |
| Loss from ordinary activities is after crediting the following revenues: | | | | | |
| *Revenues from operating activities:* | | | | | |
| Internet services | | 1,911,758 | 4,429,150 | - | - |
| Sale of products | | 21,196,142 | 23,182,833 | - | - |
| Sale of other services | | 98,585 | 411,350 | - | 557,299 |
| Total revenues from operating activities | | 23,206,485 | 28,023,333 | - | 557,299 |
| *Revenues from non operating activities:* | | | | | |
| Gain on loss of control of Subsidiary [a] | | 919,026 | - | - | - |
| Other revenue items [b] | | 2,773,118 | 152,570 | 2,834,437 | 79,333 |
| Total revenues from non operating activities: | | 3,692,144 | 152,570 | 2,834,437 | 79,333 |
| Total revenues from ordinary activities | | 26,898,629 | 28,175,903 | 2,834,437 | 636,632 |
| Loss from ordinary activities is after charging the following expenses: | | | | | |
| Cost of goods sold | | 19,044,784 | 21,878,684 | | |
| *Depreciation and Amortisation* | | | | | |
| Depreciation of: | | | | | |
| - plant and equipment | 9 | 329,061 | 638,071 | 96,366 | 297,343 |
| - furniture and fittings | 9 | 9,088 | 24,745 | 3,661 | 9,254 |
| - leased equipment | 9 | 32,772 | 37,680 | 32,772 | 37,680 |
| Total depreciation | | 370,921 | 700,496 | 132,799 | 344,277 |
| Amortisation of: | | | | | |
| - goodwill | 10 | 343,813 | 261,711 | 163,813 | 73,575 |
| - intellectual properties | 10 | 173,206 | - | 125,005 | - |
| Total amortisation | | 517,019 | 261,711 | 288,818 | 73,575 |
| Total depreciation and amortisation | | 887,940 | 962,207 | 421,617 | 417,852 |
| *Borrowing Costs* | | | | | |
| Interest paid or payable to: | | | | | |
| - Other unrelated persons | | 255,650 | 465,135 | 82,629 | 289,184 |
| Finance charges related to leases | | 29,800 | 57,440 | 14,643 | 20,675 |
| Total borrowing costs | | 285,450 | 522,575 | 97,272 | 309,859 |

[a] At the 17 June 2003 the subsidiary Multie Software and Services was placed into voluntary administration. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Performance

[b] Other revenue items for the period includes an amount in total of $2,767,000 that was previously disclosed as a loan from the Australian & New Zealand Banking Group Limited and was discharged during the 2003 Financial Year. Refer to Note 16 to details of the loan.

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 2. Profit and Loss Items (continued)** | | | | | |
| *Other expense items* | | | | | |
| Writedown of investments to recoverable amount | | - | 1,609,245 | 1,876,329 | 1,609,245 |
| Writedown of intellectual property to recoverable amount | 11 | 2,199,995 | 7,191,817 | 2,199,995 | 7,191,817 |
| Writedown of goodwill to recoverable amount | | 2,936,988 | 1,681,658 | 1,067,161 | - |
| Net charge to provision for doubtful debts | | 158,117 | 914,088 | - | 1,174,969 |
| Provision for unrecoverable loans | | 154,379 | - | 1,823,018 | 2,471,110 |
| Net loss on sale of property, plant & equipment | | (14,815) | 4,337 | 2,807 | 4,908 |
| Operating lease rentals | | 55,164 | 441,624 | - | 112,741 |

**Note 3. Income Tax**

*Income Tax Loss*

The income tax expense for the financial year differs from the amount calculated on the loss. The differences are reconciled as follows:

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| Operating loss before income tax expenses | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Prima facie tax thereon at 30% | (1,687,143) | (4,808,345) | (1,926,408) | (4,061,603) |
| Less tax effect of permanent differences: | | | | |
| - Writedown of Goodwill to recoverable amount | 881,096 | 504,497 | 320,148 | - |
| - Writedown of Intellectual Property to recoverable amount | 659,999 | 2,157,545 | 659,999 | 2,157,545 |
| - Non deductible amortisation | 155,106 | 78,513 | 86,645 | 22,073 |
| - Writedown of investments | - | 482,774 | 562,899 | 482,774 |
| - Writedown of loans | 46,314 | - | 546,905 | 74,333 |
| - Other non allowable items | 13,265 | 22,647 | 11,123 | 14,561 |
| Tax benefit of losses not brought to account | - | 1,562,369 | - | 1,310,317 |
| Recouped tax losses during the year | (68,637) | - | (261,311) | - |
| Total income tax attributable to loss from ordinary activities | - | - | - | - |

**Note 3. Income Tax (continued)**

No future income tax benefit has been recognised.

The benefit of losses is not brought to account as realisation is not virtually certain. The amount of tax losses is not quantified as the amount cannot be reliably determined at this time. The benefit will only be obtained if:

(i) the Company derives future assessable income of a nature and of an amount sufficient to enable the benefits from the deductions for the losses to be realised;

(ii) the Company continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the Company in realising the benefit from the deductions for the losses.

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| **Note 4. Cash Assets** | | | | |
| Cash at bank and on hand | 194,439 | 372,906 | 191,128 | 89,750 |
| Deposits on call | - | 466,528 | - | 466,528 |
| | 194,439 | 839,434 | 191,128 | 556,278 |
| **Note 5. Receivables (Current)** | | | | |
| Trade debtors | 2,655,750 | 5,248,148 | 32,985 | 1,774,886 |
| Provision for doubtful debt | (96,441) | (2,030,072) | (4,517) | (1,769,191) |
| Trade debtors, net | 2,559,309 | 3,218,076 | 28,468 | 5,695 |
| Non-trade amounts owing by: | | | | |
| Related parties | | | | |
| - Wholly-owned group | - | - | - | 1,315,318 |
| - Director related entites | - | 36,000 | - | 36,000 |
| Total related party receivables (current) | - | 36,000 | - | 1,351,318 |
| Deposits | 33,648 | 38,194 | - | 38,194 |
| Other debtors | 29,812 | 104,848 | - | 8,426 |
| Total current receivables, net | 2,622,769 | 3,397,118 | 28,468 | 1,403,633 |
| **Receivables (Non-Current)** | | | | |
| Related parties | | | | |
| - Loans to wholly owned group entities | - | - | 198,031 | 350,900 |
| Total non-current receivables, net | - | - | 198,031 | 350,900 |
| **Note 6. Inventories (Current)** | | | | |
| Finished goods - at cost | 873,633 | 1,024,254 | - | - |
| Work in progress - at cost | - | 101,388 | - | - |
| Total current inventories | 873,633 | 1,125,642 | - | - |

| | Note | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | | 2003 | 2002 | 2003 | 2002 |
| | | $ | $ | $ | $ |
| **Note 7. Other Assets (Current)** | | | | | |
| Prepayments | | 367,471 | 83,695 | 367,471 | 46,786 |
| Security deposit | | 46,205 | 46,205 | - | - |
| Other | | - | 92,748 | - | - |
| Total other current assets | | 413,676 | 222,648 | 367,471 | 46,786 |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 8. Other Financial Assets (Non-Current)** | | | | | |
| *Investments carried at cost:* | | | | | |
| Securities not quoted on prescribed stock exchanges: | | | | | |
| - Shares in controlled entities | 28 | - | - | 3,276,328 | 3,276,328 |
| - Provision for Diminution of Investment | | - | - | (1,876,328) | - |
| Total non-current other financial assets | | - | - | 1,400,000 | 3,276,328 |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 9. Property, Plant and Equipment** | | | | | |
| *Plant and Equipment* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 1,540,309 | 1,093,819 | 668,307 | 1,022,752 |
| Additions | | 3,251 | 80,852 | - | 1,088 |
| Disposals | | (383,076) | (589,075) | (124,692) | (355,533) |
| Acquisitions through subsidiaries acquired | | - | 954,713 | - | - |
| Disposal of Deconsolidated Assets | | (377,361) | - | - | - |
| Closing balance | | 783,123 | 1,540,309 | 543,615 | 668,307 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 740,236 | 506,929 | 537,894 | 506,929 |
| Depreciation for the year | 2 | 329,061 | 638,071 | 96,366 | 297,343 |
| Disposals | | (515,466) | (404,764) | (124,129) | (266,378) |
| Closing balance | | 553,831 | 740,236 | 510,131 | 537,894 |
| Net book value | | 229,292 | 800,077 | 33,484 | 130,413 |
| *Furniture and Fittings* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 187,430 | 79,780 | 24,744 | 64,764 |
| Additions | | - | 17,449 | - | 1,500 |
| Acquisitions through subsidiaries acquired | | - | 146,737 | - | - |
| Disposals | | (8,275) | (56,536) | - | (41,520) |
| Disposal of Deconsolidated Assets | | (84,871) | | | |
| Closing balance | | 94,284 | 187,430 | 24,744 | 24,744 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 29,646 | 18,041 | 13,805 | 18,041 |
| Depreciation for the year | 2 | 9,088 | 24,745 | 3,661 | 9,254 |
| Disposals | | (21,880) | (131,40) | - | (13,490) |
| Closing balance | | 16,854 | 29,646 | 17,466 | 13,805 |
| Net book value | | 77,430 | 157,784 | 7,278 | 10,939 |
| *Plant and Equipment Under Finance Lease* | | | | | |
| ***Cost*** | | | | | |
| Opening balance | | 219,076 | 369,076 | 219,076 | 369,076 |
| Additions | | - | - | - | (150,000) |
| Disposals | | - | (207,749) | - | - |
| Acquisitions through subsidiaries acquired | | - | 57,749 | - | - |
| Closing balance | | 219,076 | 219,076 | 219,076 | 219,076 |
| ***Accumulated Depreciation*** | | | | | |
| Opening balance | | 64,306 | 53,947 | 64,306 | 53,947 |
| Depreciation for the year | 2 | 32,772 | 37,680 | 32,772 | 37,680 |
| Disposals | | - | (27,321) | - | (27,321) |
| Closing balance | | 97,078 | 64,306 | 97,078 | 64,306 |
| Net book value | | 121,998 | 154,770 | 121,998 | 154,770 |
| Total property, plant and equipment, at cost | | 1,096,483 | 1,946,815 | 787,435 | 912,128 |
| Total property, plant and equipment, net | | 428,720 | 1,112,631 | 162,760 | 296,122 |

| | | | | | |
|---|---|---|---|---|---|
| **Note 10. Intangibles (Non-Current)** | | | | | |
| Goodwill, at cost | | 5,096,544 | 5,096,544 | 1,451,700 | 1,451,700 |
| Accumulated amortisation | 2 | (759,539) | (415,726) | (384,539) | (220,726) |
| Writedown to recoverable Amount | | (2,937,005) | | (1,067,161) | |
| Goodwill, net | | 1,400,000 | 4,680,818 | 0 | 1,230,974 |
| Intellectual properties | | 11,632,937 | 11,632,937 | 11,438,000 | 11,438,000 |
| Accumulated amortisation | | (1,091,344) | (921,184) | (1,046,188) | (921,183) |
| Writedown to recoverable amount | 2 | (10,391,812) | (8,191,817) | (10,391,812) | (8,191,817) |
| Intellectual properties, net | | 149,781 | 2,519,936 | 0 | 2,324,499 |
| Total intangible assets, net | | 1,549,781 | 7,200,754 | 0 | 3,555,973 |

The Directors resolved to review the carrying value of non-current assets as at 30 June 2003. In reviewing the carrying value of Intellectual Property known as ZoneStudio, the Directors resolved to write down the carrying value of ZoneStudio to a value of NIL.

| | | | | |
|---|---|---|---|---|
| **Note 11. Other Assets (Non-Current)** | | | | |
| Rental deposit | 48,399 | 34,269 | 48,399 | 33,369 |
| Total other non-current assets | 48,399 | 34,269 | 48,399 | 33,369 |

| | | | | |
|---|---|---|---|---|
| **Note 12. Payables (Current)** | | | | |
| Trade creditors - unsecured | 3,696,911 | 3,480,762 | 240,823 | 141,799 |
| Sundry creditors | 364,691 | 1,499,556 | 118,666 | 63,015 |
| Total current payables | 4,061,602 | 4,980,318 | 359,489 | 204,814 |

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 13. Interest Bearing Liabilities (Current)** | | | | | |
| *Secured:* | | | | | |
| Factoring - debtors (a) | | 1,789,341 | 1,823,840 | - | - |
| Hire purchase liability | | 160,790 | 275,917 | 42,803 | 44,952 |
| Convertible Notes (b) | | 300,000 | - | 300,000 | - |
| *Unsecured:* | | | | | |
| Other loans | | 253,989 | 165,034 | 253,989 | 165,034 |
| *Total current interest bearing* liabilities | | 2,504,120 | 2,264,791 | 596,792 | 209,986 |

(a) The debtor factoring Facility is provided by Westpac Banking Corporation and is reviewable annually. Security for the facility is by way of corporate guarantees between the parent and certain subsidiaries, together with a second ranking fixed and floating charge over the assets and undertakings of Multie Technology Distribution Pty Ltd. In addition, there is an undertaking from the guarantors not to seek repayment of loans advanced to Multie Technology Distribution Pty Ltd without the consent of Westpac Banking Corporation, and an undertaking from the Directors of Multie Technology Distribution Pty Ltd, Les Jessop and Adrian Ballintine to indemnify the bank against loss, cost or expenses arising from fraudulent invoicing, unenforceable debt purchased by the bank for any reason, disputed debt and banking of proceeds of the debt purchased by the bank.

The interest, fees and charges for the facility are:

Discount Fee: 0.10% of the invoiced amount.

Interest Rate: Variable. Currently 10% per annum on the daily balance outstanding which is the Overdraft Business Rate, currently 7.15% p.a. plus a margin of 2.85% p.a.

Subsequent to 30 June 2003, the debt factoring facility was discontinued with the Westpac Banking Corporation and taken up with Bibby Financial Services Australia Pty Ltd. Refer to subsequent event note for details.

(b) During the year convertible notes were issued to raise capital of $300,000. These notes are interest free for the first 6 months. After the initial 6 month period, interest will be incurred at a rate of 8.95% per annum.

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| **Note 14. Provisions (Current)** | | | | |
| Employee benefits (a) | 215,787 | 154,417 | 105,474 | 65,566 |
| Tax | - | 34,642 | - | - |
| Total current provisions | 215,787 | 189,059 | 105,474 | 65,566 |

(a) At 30 June 2003, the consolidated entity employed 37 full time equivalent employees.

| | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|
| **Note 15. Other Liabilities (Current)** | | | | |
| Accrued expenses | 112,107 | 358,450 | 90,479 | 142,053 |
| Share capital to be issued (Note 18) | - | 336,687 | - | - |
| Total current other liabilities | 112,107 | 695,137 | 90,479 | 478,740 |

**Note 16. Interest Bearing Liabilities (Non-Current)**

*Secured:*

| | | | | |
|---|---|---|---|---|
| Bank Loans (a) | - | 3,286,105 | - | 3,286,105 |
| Hire purchase liability | 93,530 | 243,591 | 93,530 | 121,713 |
| Total non-current interest bearing liabilities | 93,530 | 3,529,696 | 93,530 | 3,407,818 |

(a) The bank loan was for a term of three years from Australia & New Zealand Banking Group Limited to Multiemedia Limited.The security for the facility were guarantees from each of the Company's subsidiaries supported by fixed and floating charges over all the assets and undertakings of the Group. During the 2003 financial year the ANZ loan was fully discharged.

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 17. Provisions (Non-Current)** | | | | | |
| Employee benefits | | 277,078 | 170,612 | 60,951 | 29,682 |
| Total non-current provisions | | 277,078 | 170,612 | 60,951 | 29,682 |
| **Note 18. Contributed Equity** | | | | | |
| *Share Capital* | | | | | |
| Ordinary shares fully paid | | 57,662,317 | 55,274,198 | 57,662,317 | 55,274,198 |

| **Movements for the Year** | **Number of Shares 2003** | **Value of Shares 2003** | **Number of Shares 2002** | **Value of Shares 2002** |
|---|---|---|---|---|
| Opening balance | 536,446,351 | 55,274,198 | 332,688,465 | 50,706,896 |
| Options converted to ordinary shares | - | - | 575,000 | 7,600 |
| Shares issued in lieu of cash | 20,000,000 | 195,000 | 106,654,315 | 2,873,100 |
| Share placement | 206,923,814 | 2,193,119 | 96,528,571 | 1,802,800 |
| | | | 536,446,351 | 55,390,396 |
| Transaction costs arising on share issues | | | | (116,198) |
| Closing balance | 763,370,165 | 57,662,317 | 536,446,351 | 55,274,198 |

Shares issued in lieu of cash were distributed as follows:

| | **Number of shares** | **$** |
|---|---|---|
| Pursuant to Nethead Acquisition (a) | 20,000,000 | 195,000 |
| | 20,000,000 | 195,000 |

(a) The Nethead acquisition occurred in 2002. As part of the payment terms of the acquisition a total of 20,000,000 shares were issued during 2003.

**Note 18. Contributed Equity (continued)**

**Ordinary Shares**

Ordinary shares entitle the holder to participate in dividends and the proceeds on winding up of the Company in proportion to the number of (and amounts paid) on the shares held.

On a show of hands every holder of ordinary shares present at a meeting in person or by proxy, is entitled to one vote, and upon a poll each share is entitled to one vote. At 30 June 2003, all shares issued were fully paid.

**Options**

During the year 63,500,000 options (2002: 30,150,000) were granted, 65,000,001 (2002: 37,726,201) options were cancelled and 0 options (2002: 575,000) exercised. Each option is convertible into one ordinary share. The number of unissued ordinary shares under these options as at 30 June 2003 is 68,750,000 (2002: 70,250,001).

The date and exercise price of the options outstanding are set out below:

| Exercise Date | Number of Options | Exercise Price $ |
|---|---|---|
| Not later than 1/12/07 | 27,500,000 | 0.030 |
| Not later than 1/12/07 | 17,500,000 | 0.070 |
| Not later than 1/12/07 | 7,500,000 | 0.10 |
| Not later than 22/10/07 | 4,500,000 | 0.02 |
| Not later than 30/6/04 | 5,000,000 | 0.02 |
| Not later than 30/6/05 | 250,000 | 0.012 |
| Not later than 30/6/05 | 1,500,000 | 0.012 |
| Not later than 30/6/05 | 1,000,000 | 0.012 |
| Not later than 30/6/05 | 2,000,000 | 0.012 |
| Not later than 30/6/05 | 2,000,000 | 0.022 |
| | 68,750,000 | |

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| **Note 19. Accumulated Losses** | | | | |
| Accumulated losses at the beginning of the financial year | (53,171,315) | (37,143,497) | (50,151,415) | (36,612,739) |
| Net loss | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| Accumulated losses at the end of the financial year | (58,795,124) | (53,171,315) | (56,572,775) | (50,151,415) |

**Note 20. Financial Instruments**

(a) *Credit Risk Exposures*

The credit risk on financial assets of the consolidated entity which have been recognised on the statement of financial position, other than investments in shares, is generally the carrying amount, net of any provisions for doubtful debts. The total credit risk exposure of the consolidated entity could also be considered to include the difference between the carrying amount and the realisable amount.

(b) *Interest Rate Exposures*

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table. Exposures arise predominantly from assets and liabilities bearing variable interest rates as the consolidated entity tends to hold fixed rate assets and liabilities to maturity.

**2003**

| | Note | Floating $ | Fixed Interest Maturing in: 1 Year or Less $ | 1 to 5 Years $ | More than 5 Years $ | Non-Interest Bearing $ | Total $ |
|---|---|---|---|---|---|---|---|
| ***Financial Assets*** | | | | | | | |
| Cash and deposits | 4 | | | | | 194,439 | 194,439 |
| Receivables | 5 | | | | | 2,559,309 | 2,559,309 |
| | | | | | | 2,753,748 | 2,753,748 |
| Weighted average interest rate | | | | | | | |
| ***Financial Liabilities*** | | | | | | | |
| Factoring loans | 13 | 1,789,341 | | | | | 1,789,341 |
| Other loans secured | 16 | | 300,000 | | | | 300,000 |
| Other loans non secured | 13 | | 253,989 | | | | 253,989 |
| Trade and other creditors | 12 | | | | | 4,061,602 | 4,061,602 |
| Lease liabilities | 13,16 | | 160,790 | 93,530 | | | 254,320 |
| | | | 714,779 | 93,530 | | 4,061,602 | 6,659,252 |
| Weighted average interest rate | | 10.00% | 5.56% | 6.13% | | | |
| Net financial assets (liabilities) | | (1,789,341) | (714,779) | (93,530) | | (1,307,854) | (3,905,504) |

**2002**

| | Note | Floating $ | 1 Year or Less $ | 1 to 5 Years $ | More than 5 Years $ | Non-Interest Bearing $ | Total $ |
|---|---|---|---|---|---|---|---|
| ***Financial Assets*** | | | | | | | |
| Cash and deposits | 4 | 466,528 | - | - | - | 372,906 | 839,434 |
| Receivables | 5 | - | - | - | - | 3,361,118 | 3,361,118 |
| | | 466,528 | - | - | - | 3,734,024 | 4,200,552 |
| Weighted average interest rate | | 3.00% | | | | | |
| ***Financial Liabilities*** | | | | | | | |
| Factoring loans | 13 | 1,823,840 | | - | - | - | 1,823,840 |
| Other loans secured | 16 | - | - | 3,286,105 | | | 3,286,105 |
| Other loans non secured | 13 | - | 165,034 | - | - | - | 165,034 |
| Trade and other creditors | 12 | - | - | - | - | 4,980,318 | 4,980,318 |
| Lease liabilities | 13,16 | - | 275,917 | 243,591 | - | - | 519,508 |
| | | - | 2,264,791 | 3,529,696 | - | 4,980,318 | 10,774,805 |
| Weighted average interest rate | | 9.55% | 7.96% | 7.96% | | | |
| Net financial assets (liabilities) | | 466,528 | (2,264,791) | (3,529,696) | - | (1,246,294) | (6,574,253) |

**Note 20. *Financial Instruments (continued)***

(c) *Net Fair Value of Financial Assets and Liabilities*

The net fair value of cash and cash equivalents and non-interest bearing monetary financial assets and financial liabilities of the consolidated entity approximates their carrying amounts.

The net fair value of other monetary financial assets and financial liabilities is based upon market prices where a market exists or by discounting the expected future cash flows by the current interest rates for assets and liabilities with similar risk profiles.

The carrying amounts and net fair values of financial assets and liabilities at balance date are:

| | | Consolidated | | Consolidated | |
|---|---|---|---|---|---|
| | Note | 2003 Carrying Amount $ | 2003 Net Fair Value $ | 2002 Carrying Amount $ | 2002 Net Fair Value $ |
| **On-balance sheet financial instruments** | | | | | |
| Cash | 4 | 194,439 | 194,439 | 372,906 | 372,906 |
| Deposits | 4 | - | - | 466,528 | 466,528 |
| Trade debtors | 5 | 2,559,309 | 2,559,309 | 3,218,076 | 3,218,076 |
| Other debtors | 5,11 | 78,211 | 78,211 | 177,311 | 177,311 |
| | | 2,831,959 | 2,831,959 | 4,234,821 | 4,234,821 |
| **Financial liabilities** | | | | | |
| Trade creditors | 12 | 3,696,911 | 3,696,911 | 3,480,762 | 3,480,762 |
| Sundry creditors | 12 | 364,691 | 364,691 | 1,499,556 | 1,499,556 |
| Other loans | 13,16 | 2,343,330 | 2,343,330 | 5,274,979 | 5,274,979 |
| Hire purchase liabilities | 13,16 | 254,320 | 254,320 | 519,508 | 519,508 |
| | | 6,659,252 | 6,659,252 | 10,774,805 | 10,774,805 |

The fair value of shares in other corporations is estimated at cost unless the shares are publicly traded.

**Note 21. Income of Directors**

The number of Directors of the parent entity, who were paid, or were due to be paid, but excluding prescribed benefits disclosed later in this note under 'retirement benefits', directly or indirectly from the Company or any related party as shown in the following bands were:

| | Consolidated | | Parent | |
|---|---|---|---|---|
| **Bands** | **2003** | **2002** | **2003** | **2002** |
| $20,000 - $29,999 | 1 | - | 1 | - |
| $40,000 - $49,999 | 1 | 1 | 1 | 1 |
| $50,000 - $59,999 | - | 1 | - | 1 |
| $60,000 - $69,999 | 1 | - | 1 | - |
| $80,000 – $89,999 | - | 1 | - | 1 |
| $130,000 - $139,999 | - | 1 | - | 1 |
| $190,000 - $199,999 | - | 1 | - | 1 |
| $200,000 -$ 209,999 | - | - | - | 1 |
| $220,000 - $229,999 | - | 1 | - | - |
| $270,000 - $279,999 | - | 1 | - | 1 |
| $300,000 - $309,999 | 1 | - | 1 | - |
| The aggregate income of the Directors referred to above is | 444,129 | $1,012,981 | 444,129 | $1,012,981 |

**Note 22. Income of Executives**

| | Consolidated | | Parent | |
|---|---|---|---|---|
| **Bands** | **2003** | **2002** | **2003** | **2002** |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from entities in the consolidated entity or a related party, in connection with the management of the affairs of the entities in the consolidated entity whether as an executive officer or otherwise. | $400,208 | $694,180 | | |
| Remuneration received or due and receivable by executive officers of the consolidated entity whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company or any of its subsidiaries, whether as an officer or otherwise. | | | $198,904 | $258,438 |
| $110,000 - $119,000 | - | 1 | - | 1 |
| $120,000 - $129,999 | - | 1 | - | - |
| $130,000 - $139,999 | - | 1 | - | 1 |
| $140,000 - $149,999 | - | 1 | - | - |
| $160,000 - $169,999 | - | 1 | - | - |
| $190,000 - $199,000 | 1 | - | 1 | - |
| $200,000 - $209,999 | 1 | - | - | - |
| The aggregate income of the executives referred to above is | $400,208 | $694,180 | $198,904 | $258,438 |

For the 2003 year, options granted as part of remuneration have been valued using the Black-Scholes option pricing model, which takes account of factors such as the option exercise price, the current level and volatility of the underlying share price and the time to maturity of the option. Prior year comparative have not been restated..

**Note 23. Retirement Benefits of Directors**

For the year ended 30 June 2003, there were no retirement benefits paid or payable to any of the Directors.

**Note 24. Remuneration of Auditors**

| Remuneration received, or due and receivable, by the auditor of the parent entity and its affiliates for: | Consolidated | | Parent | |
|---|---|---|---|---|
| | **2003** | **2002** | **2003** | **2002** |
| Audit of the financial statements | | | | |
| - Andersen | - | 22,000 | - | 22,000 |
| - Ernst Young | 92,000 | 51,000 | 92,000 | 51,000 |
| Tax services | | | | |
| - Andersen | - | 6,000 | - | 6,000 |
| - Ernst Young | 27,500 | - | 27,500 | - |
| | 119,500 | 79,000 | 119,500 | 79,000 |

**Note 25. Commitments for Expenditure**

| | Note | Consolidated | | Parent | |
|---|---|---|---|---|---|
| | | **2003** | **2002** | **2003** | **2002** |
| *Commitments in relation to hire purchase are as follows:* | | | | | |
| Not later than one year | | 181,907 | 275,739 | 52,021 | 45,097 |
| Later than one year but not later than five years | | 93,530 | 290,346 | 93,530 | 145,428 |
| Later than five years | | | - | | - |
| | | 275,437 | 566,085 | 145,551 | 190,525 |
| Less: Future finance charges | | 21,117 | 46,577 | 9,218 | 23,861 |
| | | 254,320 | 519,508 | 136,333 | 166,663 |
| Reconciled to: | | | | | |
| Current liability | 13 | 160,790 | 275,917 | 42,803 | 44,952 |
| Non-current liability | 16 | 93,530 | 243,591 | 93,530 | 121,713 |
| | | 254,320 | 519,508 | 136,333 | 166,665 |
| *Commitments to various Contractors and Suppliers :* | | | | | |
| Not later than one year | | 934,312 | - | 934,312 | - |
| Later than one year but not later than five years | | 1,658,149 | - | 1,658,149 | - |
| Later than five years | | - | - | - | - |
| | | 2,592,461 | - | 2,592,461 | - |
| *Capital Expenditure Commitments* | | | | | |
| Not later than one year | | 1,180,825 | - | 1,180,825 | - |
| Later than one year but not later than five years | | - | - | - | - |
| Later than five years | | - | - | - | - |
| | | 1,180,825 | - | 1,180,825 | - |

The weighted average interest rate implicit in the leases and hire purchase commitments are 7.29% (2002: 7.96%).

| | Note | Consolidated 2003 $ | Consolidated 2002 $ | Parent 2003 $ | Parent 2002 $ |
|---|---|---|---|---|---|
| **Note 26. Employee Benefits** | | | | | |
| Provision for employee benefits | | | | | |
| Current | 14 | 215,787 | 154,417 | 105,474 | 65,566 |
| Non-current | 17 | 277,078 | 170,612 | 60,951 | 29,682 |
| Aggregate employee benefit liability | | 492,865 | 325,029 | 166,425 | 95,248 |

***Options***

The establishment of a new Executive Officer Option Plan, Executive Officer Option Plan No 2 was approved by special resolution at the annual general meeting of the Company held on 28th September, 2001. All full time executive officers of Multiemedia Limited (excluding Directors) are eligible to participate in the plan at the discretion of the Directors.

All options issued under the Executive Officer Option Plan approved by special resolution at the annual general meeting of the Company held on 10th December, 1999 were surrendered and cancelled. The total number of options the Company has been authorised to issue under Executive Officer Option Plan No 2 ("the Plan") must not exceed 5% of the total number of shares on issue at any time.

All options issued under the Plan are granted for no consideration and carry an exercise price of not less than the price which is calculated by discounting the closing price for ordinary shares on the date of issue by not more than 10%. Each option is convertible into one ordinary share and all options expire no later than 30 June 2005. The amount received on the exercise of options is recognised as issued capital at the date of issue of the shares. The amount so recognised during the year was nil (2002: $7,600).

The number of executive options made available since the commencement of the Plan equals the number of options granted and at 30 June 2003 16,250,000 options were outstanding under the plan.

The movement in options granted to executive officers can be specified as follows:

| | 2003 | 2002 |
|---|---|---|
| Outstanding at start of year | 28,250,000 | 3,247,700 |
| Granted this year | 18,000,000 | 29,575,000 |
| Cancelled this year | (30,000,000) | (3,997,700) |
| Exercised this year | 0 | (575,000) |
| Outstanding at 30 June | 16,250,000 | 28,250,000 |

**(a) Options held at the beginning of the reporting period:**

The following table summarises information about options held by employees as at 1 July 2002:

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 1,500,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 13/2/02 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 250,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 700,000 | 05/04/02 | 04/07/02 | 30/06/05 | 0.016 |
| 100,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 175,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 350,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 04/06/02 | 30/06/05 | 0.016 |
| 10,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 2,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 5,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.045 |
| 5,000,000 | 07/05/02 | 05/08/02 | 30/06/05 | 0.022 |
| 30,000,000 | 10/01/00 | 10/01/00 | 10/01/03 | 0.25 |
| 4,500,001 | 01/10/00 | 01/10/00 | 14/7/03 | Nil |
| 7,500,000 | 11/04/01 | 11/04/01 | 06/04/03 | 0.10 |

**(b) Options granted during the reporting period:**

The following table summarises information about options granted by Multiemedia Ltd to employees during the year:

**2002**

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 250,000 | 19/11/01 | 22/10/02 | 30/06/05 | 0.012 |
| 1,500,000 | 19/11/01 | 19/11/01 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 15/11/01 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 26/11/01 | 30/06/05 | 0.012 |
| 2,000,000 | 07/05/02 | 07/05/02 | 30/06/04 | 0.022 |
| 2,000,000 | 26/11/01 | 26/11/01 | 30/06/05 | 0.012 |
| 700,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 350,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 175,000 | 05/04/02 | 05/04/02 | 30/06/05 | 0.016 |
| 10,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.022 |
| 5,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.045 |
| 5,000,000 | 07/05/02 | 07/05/02 | 30/06/05 | 0.022 |

**2003**

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 27,500,000 | 20/12/02 | 20/12/02 | 01/12/07 | 0.03 |
| 17,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.07 |
| 7,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.10 |
| 4,500,000 | 31/10/02 | 29/1/03 | 22/10/07 | 0.02 |
| 5,000,000 | 31/10/02 | 29/1/03 | 30/04/04 | 0.02 |
| 1,500,000 | 05/06/03 | 05/06/03 | 30/06/04 | 0.015 |

**(c) Options exercised during the reporting period:**

There were no options exercised during the reporting period by employees.

**(d) Options held as at the end of the reporting period:**

The following table summarises information about options held by the employee as at 30 June 2003:

| Number of options | Grant date | Vesting date | Expiry date | Weighted average exercise price |
|---|---|---|---|---|
| 27,500,000 | 20/12/02 | 20/12/02 | 01/12/07 | 0.03 |
| 17,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.07 |
| 7,500,000 | 20/12/02 | 20/12/02 | 01/07/07 | 0.10 |
| 3,000,000 | 31/10/02 | 31/10/02 | 22/10/07 | 0.02 |
| 5,000,000 | 31/10/02 | 29/1/03 | 30/06/04 | 0.02 |
| 250,000 | 19/11/01 | 22/10/02 | 30/06/05 | 0.012 |
| 1,500,000 | 19/11/01 | 17/2/02 | 30/06/05 | 0.012 |
| 1,000,000 | 15/11/01 | 13/02/02 | 30/06/05 | 0.012 |
| 2,000,000 | 26/11/01 | 24/2/02 | 30/06/05 | 0.012 |
| 2,000,000 | 07/05/02 | 05/08/02 | 30/06/04 | 0.022 |
| 1,500,000 | 05/06/03 | 05/06/03 | 30/06/04 | 0.015 |

**Note 27. Related Parties**

*(a) Directors*

The following persons held the position of Director of Multiemedia Limited during all of the financial year, unless otherwise stated:

| | Appointed |
|---|---|
| Adrian Maxwell Ballintine | |
| John Walker | |
| Elwood Charles Ellison III | |
| Clinton Starr | 12/11/02 |

*(b) Related Party Loans:*

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 $ | 2002 $ | 2003 $ | 2002 $ |
| Loans to entities disclosed in note 6 | | | | |
| - Balmac Ventures Pty Ltd | - | 36,000 | - | 36,000 |

Mr A M Ballintine is a Director of Balmac Ventures Pty Ltd during the

The payroll tax for the entity which was merged with Multiemedia was never intended to be a personal debt for the Directors of that Company. Accordingly Multiemedia has agreed to accept liability for the tax debt and write-off the loan.

**Note 27. Related Parties (continued)**

(c) *Transactions of Directors and Director-Related Entities Concerning Shares or Share Options:*

| | Parent Entity and Consolidated | |
|---|---|---|
| | 2003 Number | 2002 Number |
| **Acquisitions** | | |
| Ordinary Shares in Multiemedia Ltd | 52,384,400 | 34,746,200 |
| Options over ordinary shares in Multiemedia Ltd | 52,500,000 | 15,000,000 |
| **Disposals** | | |
| Ordinary Shares in Multiemedia Ltd | 10,187,000 | 35,980,976 |
| Options exercised in Multiemedia Ltd | - | - |
| **Cancelled** | | |
| Options over ordinary shares in Multiemedia Ltd | 15,000,000 | 42,500,000 |

The options listed under acquisitions, and the terms and conditions under which those options were granted, were approved by special resolutions at the general meetings of the Company held on 10 December 1999 (for 2000) and 29 November 2000 (for 2001) respectively.

(d) *Shares and Options Held by Directors*

Aggregate numbers of shares and share options of Multiemedia Limited, held directly, indirectly or beneficially by Directors of the Company or the consolidated entity or their Director-related entities at balance date:

| | 2003 Number | 2002 Number |
|---|---|---|
| Ordinary Shares | 81,739,710 | 39,542,310 |
| Options over ordinary shares in Multiemedia Ltd | 52,500,000 | 15,000,000 |

(e) *Other Transactions with Directors and Director-Related Entities:*

**Jamif Pty Ltd**

Adrian Ballintine is a Director and shareholder of Jamif Pty Ltd. During the year Jamif Pty Ltd provided $46,406.80 of consulting services to the Company

**Thrifty Car Rentals**

John Walker is the CEO of Thrifty Car Rentals. During the year Thrifty provided services to the value of $16,972.49 at fair value.

**Convertible Notes**

During the year convertible notes were issued to raise capital of $300,000. These notes were interest free for the first 6 months. After the initial 6 month period interest was incurred at a rate of 8.95% per annum. Notes to the value of $150,000 were issued to Adrian Ballintine, $100,000 to Clinton Starr and $50,000 to Peter Polson (director related entity)

**Note 28. Controlled Entities**

The consolidated financial statements at 30 June 2003 include the following controlled entities. The financial years of the controlled entities are the same as the parent entity.

| Name of Controlled entity | Place or Incorporation | % of shares held | |
|---|---|---|---|
| | | 2003 | 2002 |
| Multiemedia Limited | Australia | - | - |
| Moby 6 Pty Ltd | Australia | 100 | 100 |
| Multie Software Products Pty Ltd (formerly Zonewerx Pty Ltd) | Australia | 100 | 100 |
| Multie Software & Services Pty Ltd (a) | Australia | - | 100 |
| Multie Technology Pty Ltd | Australia | 100 | 100 |
| Multie Technology Distribution Pty Ltd | Australia | 100 | 100 |
| Multie Broadband Services Pty Ltd | Australia | 100 | 100 |
| Computer Warranty Services Pty Ltd | Australia | 100 | 100 |
| Click'n'Go! RMS Pty Ltd | Australia | 100 | 100 |
| Australasian Broadband Services Limited | Australia | 100 | 100 |

(a) The subsidiary Multie Software Services Pty Ltd was placed into voluntary administration on the 17/6/03. As a result of the deconsolidation of this entity following the loss of control, a gain of $919,026 was recorded in the Consolidated Statement of Financial Position.

## Note 29. Segment Information

| Segment Result | Licensing of Technology | | Distribution of Technology Products | | Communications & Software | | Other | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Revenue:** | | | | | | | | | | | | |
| Sales to Customers outside the Group | 33,584 | 411,350 | 20,779,424 | 23,182,834 | 2,393,477 | 4,429,150 | | 79,333 | | - | 23,206,485 | 28,102,667 |
| Other Revenues from Customers outside the Group | | - | 3,681 | 27,426 | | 45,811 | 2,834,437 | - | (65,000) | - | 2,773,118 | 73,237 |
| Total Segment Revenue | 33,584 | 411,350 | 20,783,105 | 23,210,260 | 2,393,477 | 4,474,961 | 2,834,437 | - | (65,000) | -- | 25,979,603 | - |
| Unallocated Revenue | | - | | - | | - | | - | | - | 919,026 | - |
| **Consolidated Entity Revenue** | | | | | | | | | | | 26,898,629 | 28,175,903 |
| **Results** | | | | | | | | | | | | |
| Segment Results | 1,290,103 | (1,154,843) | (138,058) | (143,115) | (1,100,021) | (3,466,772) | (6,421,360) | (11,263,088) | 745,527 | - | (5,623,809) | (16,027,818) |
| Unallocated Expenses | | - | | - | | - | | - | | - | | - |
| Consolidated Entity Profit form ordinary activities before income tax expense | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |
| Income Tax Expense | | - | | - | | - | | - | | - | | - |
| Consolidated Entity Profit form ordinary activities after income tax expense | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |
| Extraordinary Items | | - | | - | | - | | - | | - | | - |
| Net Profit | | - | | - | | - | | - | | - | (5,623,809) | (16,027,818) |

## Note 29. Segment Information (continued)

| Segment Assets | Licensing of Technology 2003 $ | Licensing of Technology 2002 $ | Distribution of Technology Products 2003 $ | Distribution of Technology Products 2002 $ | Communications & Software 2003 $ | Communications & Software 2002 $ | Other 2003 $ | Other 2002 $ | Eliminations 2003 $ | Eliminations 2002 $ | Consolidated 2003 $ | Consolidated 2002 $ |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Segment Assets | 47,116 | 62,796 | 3,907,526 | 4,816,700 | - | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,131,417 | 13,932,496 |
| Unallocated Assets | | - | | - | | - | | - | | - | | - |
| Total Assets | 47,116 | 62,796 | 3,907,526 | 4,816,700 | - | 2,693,763 | 2,396,257 | 19,166,123 | (219,482) | (12,842,887) | 6,131,417 | 13,932,496 |
| **Segment Liabilities** | | | | | | | | | | | | |
| Segment Liabilities | 108,727 | 1,414,509 | 6,068,282 | 6,297,957 | - | 3,863,466 | 1,306,715 | 4,396,606 | (219,482) | (4,142,925) | 7,264,243 | 11,829,613 |
| Unallocated Liabilities | | - | | - | | - | | - | | - | | - |
| Total Liabilities | 108,727 | 1,414,509 | 6,068,282 | 6,297,957 | - | 3,863,466 | 1,306,715 | 4,396,606 | (219,482) | (4,142,925) | 7,264,243 | 11,829,613 |
| **Other Segment Information** | | | | | | | | | | | | |
| Acquisition of property, plant and equipment, intangible assets and other non-current assets | | - | | 940,237 | - | 135,235 | | 4,842,056 | | - | | 5,917,528 |
| Depreciation | | 273,016 | 119,368 | 158,223 | 119,528 | 245,814 | 132,025 | 67,264 | | - | 370,921 | 744,317 |
| Amortisation | | 73,576 | 48,201 | 28,703 | - | 13,876 | 288,818 | 195,000 | 180,000 | - | 517,019 | 311,155 |
| Non-cash expenses other than depreciation and amortisation | (1,668,638) | - | | - | | 1,661,852 | 7,002,499 | 8,211,623 | 97,361 | - | 5,431,222 | 9,873,475 |

**Geographical Segments**

The group operates in a single geographical segment being Australia.

(a) Internet Services include the development and distribution of internet and e-commerce enabling tools.

**Note 30. Notes to the Statement of Cash Flows**

| | Consolidated | | Parent | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | $ | $ | $ | $ |
| *(a) Reconciliation of Net Loss After Income Tax to Net Cash Provided by Operating Activities* | | | | |
| Net loss after income tax | (5,623,809) | (16,027,818) | (6,421,360) | (13,538,676) |
| **Adjustments for non-cash income and Expense items:** | | | | |
| Depreciation | 370,920 | 700,496 | 132,799 | 344,277 |
| Amortisation of intangibles | 517,020 | 261,711 | 288,818 | 220,726 |
| Writedown of intangibles | 5,136,983 | 8,873,475 | 3,267,156 | 7,211,623 |
| Writedown of investments | - | 1,609,000 | 1,876,329 | 1,609,000 |
| Writedown of loan amounts | 294,239 | - | 1,859,017 | 2,471,110 |
| Debt forgiven by creditor | (2,400,000) | - | (2,400,000) | - |
| Interest forgiven by creditor | (367,106) | - | (367,106) | - |
| Other gain from deconsolidation | (919,026) | - | - | - |
| Expenses paid with shares | - | 268,000 | - | 268,000 |
| Interest accumulated not paid | - | 286,105 | - | 286,105 |
| Transfers to provisions: | | | | |
| Employee entitlements | 133,193 | (16,000) | 71,777 | 97,929 |
| Doubtful debts | (1,933,631) | (914,088) | (1,764,674) | (1,174,969) |
| (Profit)/loss on sale of plant and equipment | (14,815) | 4,337 | - | 4,908 |
| **Changes in assets and liabilities net of effects from purchase and sale of controlled entities:** | | | | |
| (Increase)/decrease in assets: | | | | |
| Receivables | 2,004,544 | 1,891,490 | 1,280,822 | (53,068) |
| Inventory | 150,621 | (122,000) | - | - |
| Prepayments & other assets | (242,067) | 244,582 | (182,846) | (67,820) |
| (Decrease)/increase in liabilities: | - | - | - | - |
| Payables, accruals and other Liabilities | 965,088 | 185,084 | 423,859 | 130,569 |
| Net cash provided from operating activities | (1,927,846) | (3,244,790) | (1,935,409) | (2,190,286) |

**Note 30. Notes to the Statement of Cash Flows (continued)**

During the previous year the Company paid expenses with shares issued in lieu of cash of $195,000. These transactions are not reflected in the Statement of Cash Flows for 2002.

**Note 31. Earnings per Share**

| | Consolidated | |
|---|---|---|
| | 2003 cents | 2002 cents |
| Basic loss per share | (0.87) | (3.7) |
| Diluted Loss per share (cents per share) | (0.87) | (3.7) |
| Earnings used in calculating basic and diluted loss per share. | (5,623,809) | (16,027,818) |
| Weighted average number of ordinary shares outstanding | 643,152,880 | 436,677,514 |
| Potential ordinary Shares that are not dilutive | 68,750,000 | 70,250,001 |

Since the end of the Financial Year 12,000,000 options have been exercised at a weighted average price of 1.71 cents.

24,000,000 shares were issued as a result of the conversion of the convertible notes at a price of 1.25 cents and a further 77,307,867 shares have been issued as a result of capital raising at 5.4975 cents per share. 1,310,440 shares have been issued in lieu of directors fees at 7.0587 cents per share.

**Note 32. Subsequent Events**

Transcom, a United Kingdom ISP, has contracted with Multiemedia to provide its NewSat high-speed two-way satellite broadband service for deployment throughout Australia and the Pacific Rim.

Multiemedia and Soul Pattinson Telecommunications have executed a 5 year agreement for Teleport Services and a Memorandum of Understanding, which provides both parties with reciprocal rights to the sale of their products. Multiemedia's ViaSat Hub will be located at the Newcastle based Soul Pattinson Teleport. The agreement includes access to Multiemedia's Microsoft SPLA products.

Australian Private Networks has signed an agreement with Multiemedia under which Multiemedia will provide its NewSat high-speed two-way satellite broadband service to Australian Private for immediate deployment to its customer. The agreement also gives Australian Private Networks access to Multiemedia's infrastructure including its Microsoft SPLA products.

A $4.25 million capital raising has been completed through clients introduced by the Sydney-based stockbroking firm Findlay & Co Stockbrokers Limited. The funds will be used to further enhance Multiemedia's NewSat satellite service in the Asia-Pacific region.

Multiemedia has signed a Memorandum of Understanding with national telecommunications service provider people telecom for provision of NewSat high-speed two-way satellite broadband services to its customer base. The agreement includes re-branding rights and access to Multiemedia's Microsoft SPLA products.

## DIRECTORS' DECLARATION

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

(1) In the opinion of the directors:

(a) the financial statements and notes of the company and of the consolidated entity are in accordance with the Corporations Act 2001, including:

(i) giving a true and fair view of the company's and consolidated entity's financial position as at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

**ADRIAN BALLINTINE**
DIRECTOR

Dated this 30 September 2003

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67B
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

## Independent audit report to the members of Multiemedia Limited

**Scope**

*The financial report and directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Multiemedia Limited (the company) and the consolidated entity, for the year ended 30 June 2003. The consolidated entity comprises both the company and the entities it controlled during that year.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Audit approach*

We conducted an independent audit of the financial report in order to express an opinion on it to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the financial report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

ERNST & YOUNG

**Independence**
We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. In addition to our audit of the financial report, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

**Audit opinion**
In our opinion, the financial report of Multiemedia Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

(i) giving a true and fair view of the financial position of Multiemedia Limited and the consolidated entity at 30 June 2003 and of their performance for the year ended on that date; and

(ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Robert J. Dalton
Partner
Melbourne
30 September 2003

## AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION

Additional information required by the Australian Stock Exchange Limited, which is not shown elsewhere in this report, is as follows:

The information is as at 29 August 2003.

***(a) Statement of issued Securities***

i. 775,370,141 ordinary fully paid shares. All carrying voting rights of one vote per share

ii. 56,750,000 each option is convertible into one ordinary share.

**Quoted Shares**
Of the above issued securities, 775,370,141 are listed on the Australian Stock Exchange Limited.

**Options**
All options are unquoted.

***(b) Distribution of shareholdings***

| Number of Shares Held (Ordinary) | | Number of shareholders |
|---|---|---|
| 1 | 1,000 | 340 |
| 1,001 | 5,000 | 1,818 |
| 5,001 | 10,000 | 1,331 |
| 10,001 | 100,000 | 2,951 |
| 100,001 | and over | 964 |

*c) Percentage held by largest shareholder (ordinary shares)*

**3.42%**

*d) Number of shareholders (ordinary shares) holding less than a marketable parcel (62,500 shares)*

**7,404**

*e) Substantial Shareholders*

| Shareholder | Ordinary Fully Paid Shares | % of Issued Capital |
|---|---|---|
| Jamif Pty Ltd | 30,042,310 | 3.42 |
| Mr Clinton Henry Starr | 29,318,756 | 3.34 |

## AUSTRALIAN STOCK EXCHANGE ADDITIONAL INFORMATION (continued)

*(f)* *20 Largest Shareholders*

| Shareholder | Ordinary Fully Paid Shares | % of Issued Capital |
|---|---|---|
| Jamif Pty Ltd | 30,042,310 | 3.42 |
| Mr Clinton Henry Starr | 29,318,756 | 3.34 |
| Willow Horizon Pty Ltd | 24,942,816 | 2.84 |
| Mr Phillip John Peters | 15,5000,000 | 1.77 |
| Lacemore Grange Pty Ltd | 14,360,225 | 1.64 |
| Kathmandu Investments Pty Ltd | 13,528,942 | 1.54 |
| Imperial Projects Pty Ltd | 12,796,517 | 1.46 |
| Micallef Plumbing Industries Pty Ltd | 12,542,857 | 1.43 |
| Mr Anthony Poci | 8,681,729 | 0.99 |
| Ms Wendy Starr | 8,000,000 | 0.91 |
| Soon Tek Trading Co Pty Ltd | 7,300,000 | 0.83 |
| ICOM Management Group Pty Ltd | 6,000,000 | 0.68 |
| Dexapine Pty Ltd | 5,500,000 | 0.63 |
| Jeddah Investments Pty Ltd | 5,101,487 | 0.58 |
| Ever Merry Investments Ltd | 4,771,629 | 0.54 |
| Mr Cecil Hoffman % Mrs Norma Hoffman <Hoffman Super Fund> | 4,547,522 | 0.52 |
| Medco Financial Services Pty Ltd | 4,547,522 | 0.52 |
| E-McGuire Pty Ltd | 4,500,000 | 0.51 |
| Mr Douglas Neil Adamson | 4,300,000 | 0.49 |
| 888 Trading Limited | 4,000,000 | 0.46 |

## CORPORATE GOVERNANCE STATEMENT

The Board of Directors of Multiemedia is responsible for the corporate governance of the economic entity. The Board guides and monitors the business and affairs of Multiemedia on behalf of the shareholders by whom they are elected and to whom they are accountable.

To ensure the Board is well equipped to discharge its responsibilities it has established guidelines for the operation of the Board.

**Composition of the Board**

The composition of the Board is determined in accordance with the following principles and guidelines:

- The Board should comprise seven Directors and should maintain an equitable position with regard to non-executive Directors;
- The Chairperson should be a non-executive Director;
- The Board should comprise Directors with an appropriate range of qualifications and expertise; and
- The Board shall meet regularly and follow meeting guidelines set down to ensure all Directors are made aware of, and have available all necessary information, to participate in an informed discussion of all agenda items.

As at the date of this additional information the Directors are:

| **Name** | **Position** |
|---|---|
| Mr John H Walker | Non-Executive Chairman/Director |
| Mr Adrian M Ballintine | Group Managing Director & Chief Executive Officer |
| Mr Elwood Charles Ellison III | Director |

**Committees**

- The Board attends to all audit matters to ensure proper internal controls, maintenance of accounting records and reliability of financial information. An Audit Committee will be re-established to assume this responsibility. The committee will also be responsible for reviewing the performance of the external auditors and the adequacy of the scope and quality of the annual statutory audit and half-yearly review.

- The Board has established a Director Nomination Committee that comprises John Walker and Adrian Ballintine to set guidelines for the appointment of Directors to the Board, establish remuneration for non-executive Directors and conduct interviews of prospective Directors.

- The Board has established a Remuneration Committee that comprises John Walker and Adrian Ballintine. This committee is responsible for reviewing the remuneration for executive as well as non-executive Directors.

**Board responsibilities**

As the Board acts on behalf of the shareholders, the Board seeks to identify the expectations of the shareholders, as well as other regulatory and ethical expectations and obligations. In addition, the Board is responsible for identifying areas of significant business risk and ensuring arrangements are in place to adequately manage those risks.

The Board is responsible for ensuring that the Company's objectives and activities are aligned with the expectations and risks identified by the Board. The Board has a number of mechanisms in place to ensure this is achieved. In addition to the committees referred to above, these mechanisms include the following:

- Board approval of strategic plans, which encompasses the entity's vision, mission and strategy statements, designed to meet stakeholders' needs and manage business risk;
- the strategic plans are dynamic documents and the Board is actively involved in developing and approving initiatives and strategies designed to ensure the continued growth and success of the entity;
- implementation of operating plans and budgets by management and Board monitoring progress against budget; and
- procedures to allow Directors, in the furtherance of their duties, to seek independent professional advice at the Company's expense.

**Communication to shareholders**

The Board of Directors aims to ensure that the shareholders, on behalf of whom they act, are informed of all information necessary to assess the performance of the Directors. Information is communicated to shareholders through:

- the annual report which is distributed to all shareholders;
- the annual general meeting and other meetings so called to obtain approval for Board action as appropriate;
- the Company's interactive Web site at www.multiemedia.com provides shareholders with information on the Company, its partners, management, services, products and clients.

86



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | 1 cent |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options issued under contract signed in January 2003 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 01/10/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 878,988,472 | Fully Paid Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 56,750,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>*Cross reference: rule 7.7.* | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  *Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: ........................................................

== == == == ==

+ See chapter 19 for defined terms.

No 087

(87)

[redacted]



**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA's NEWSAT SERVICES ARE LIVE TODAY

Thursday, 9 October 2003

Multiemedia Limited wishes to confirm that its Newcastle based Hub has received all necessary formal endorsements (including that of US based Satellite equipment provider ViaSat, and Space Engineers Advanced Projects International) and is now live.

This fully redundant, state of the art Satellite Communications Hub is the first of its kind in Australia and will have a capability to service 60% of the world's population.

In its first hours of operation the Hub is supporting in excess of 200 Corporate Networks including, British Aerospace, CHC Helicopters, Flinders University, Department of Sustainability & Environment Victoria, Internet Whitsunday, and Bathurst 1000.

The Hub has undergone extensive stress testing in recent weeks and has been subject to the most rigorous sign-off procedures. Initial observations suggest that the Hub will produce connectivity speeds of up to 2Mbps uplink and 54Mb downlink, far in excess of what was initially envisaged.

Delivery of voice and video applications in Australia is now a reality, not just for Capital Cities but for rural and regional centres as well. Already Papua New Guinea, East Timor and the Torres Strait Islands are beneficiaries of this new wireless technology.

The Hub is essentially an enormous brain which intelligently transmits to the recently launched NSS6 Satellite. Transmission is 2-way and wireless. Multiemedia's Kavera billing system resides in the Hub and enables users to transmit data, video, voice and Internet on a "pay as you use" basis.

Furthermore, in order to keep the market fully informed, Multimedia wishes to confirm it is in discussion with numerous large Australian and overseas based Corporations for deployment of significant 2-way Satellite based infrastructures for both the fixed and mobile markets.

For additional information please contact:

Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or
by email at **shareholder@multiemedia.com**

RECEIVED
2004 JUL -2 A 10: 01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

88

# Multiemedia Limited

ABN 12 003 237 303

## NOTICE OF ANNUAL GENERAL MEETING
## FRIDAY, 14 NOVEMBER 2003
## AND
## EXPLANATORY MEMORANDUM

# TABLE OF CONTENTS

**Notice of Meeting** ........ 2

**Letter from the Chairman** ........ 3

**Ordinary Business** ........ 4

**Special Business** ........ 4

**Other Business** ........ 4

**Voting Restrictions** ........ 5

**Voting Instructions** ........ 5

**Explanatory Memorandum** ........ 7

# NOTICE OF MEETING

Notice is hereby given that the Annual General Meeting (**Meeting**) of Multiemedia Limited ABN 12 003 237 303 (**Company**) has been called by the directors and will be held as detailed immediately below.

| | |
|---|---|
| Date of Meeting: | Friday, 14 November 2003 |
| Venue: | ASX Theatrette<br>Australian Stock Exchange Limited<br>Stock Exchange Centre<br>Level 1, 530 Collins Street<br>Melbourne, Victoria, 3000 |
| Time: | 10.00 am |

The Directors of the Company recommend that you support all the resolutions detailed in this notice by attending the Meeting or returning your proxy form to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting.

| | |
|---|---|
| Delivery or Mail: | Multiemedia Limited Share Registry<br>Computershare Investor Services Pty Limited<br>GPO Box 242<br>Melbourne, Victoria, 3001 |
| Facsimile: | +61 3 9473 2555<br>Attention: Mr Adrian Ballintine<br>Company Secretary<br>Multiemedia Limited |

## Letter from the Chairman

Dear Shareholder,

On Friday, 14 November 2003, you will be asked to vote on a number of resolutions at the Company's Annual General Meeting.

These resolutions are detailed in this Notice of Meeting and in the Explanatory Memorandum attached to the Notice.

Each resolution is of importance to you as a shareholder.

In brief, you are asked to approve the re-appointment of Clinton Starr and myself to the board of the Company, to approve the issue of shares and options which occurred since the 28 August 2003 General Meeting, to re-approve the issue of options under the Executive Officer Plan No.2 and to approve the issue of further options to the Directors of the Company in order to provide appropriate incentives. Details of each of the proposed resolutions are set out in the attached Notice of Meeting and Explanatory Memorandum.

Each of the Directors recommends that you vote in favour of all of the resolutions.

The Board and the employees highly appreciate your continued support and we look forward to seeing you at the meeting.

Yours sincerely



John H. Walker
Chairman

## ORDINARY BUSINESS

### 1. Adoption of Accounts & Reports

To receive and consider the statements of financial position and statements of financial performance of the Company and its subsidiaries and the reports of the Company's directors and of the Company's auditor in respect of the year ended 30 June 2003.

### 2. Appointment of Director (Clinton Henry Starr)

To elect as a director Clinton Henry Starr, who ceases to hold office pursuant to rule 56.2 of the constitution of the Company and, being eligible, offers himself for re-election.

### 3. Appointment of Director (John Harold Walker)

To elect as a director John Harold Walker, who ceases to hold office pursuant to rules 58.3 and 75.7 of the constitution of the Company and, being eligible, offers himself for re-election.

## SPECIAL BUSINESS

### 4. Approval of Past Issue of Shares

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Listing Rule 7.4 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company ratify the past allotments and issues of a total of 77,307,867 fully paid ordinary shares in the capital of the Company to Captain Starlight Nominees Pty Ltd on 29 August 2003 and 1,000,000 options to acquire 1,000,000 fully paid ordinary shares in the capital of the Company to Newport Capital Group Pty Ltd on 29 September 2003, details of which are set out in section 3.1 of the explanatory memorandum to this notice of Meeting.

### 5. Executive Officer Option Plan No. 2

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That, for the purposes of Exception 9 in Listing Rule 7.2 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of options under the Multiemedia Limited Executive Officer Option Plan No. 2, described in section 3.2 of the explanatory memorandum to this notice of Meeting.

### 6. Issue of Options to Directors

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

That for the purposes of Listing Rule 10.11 of the Listing Rules of the Australian Stock Exchange Limited, the shareholders of the Company approve the issue of 90 million options to acquire fully paid ordinary shares in the capital of the Company to the directors of the Company, as set out in section 3.3 of the Explanatory Memorandum to this notice of Meeting.

## OTHER BUSINESS

### 7. Other Business

To consider and transact any other business that may legally be brought forward.

## VOTING RESTRICTIONS

The Company will disregard any votes cast on the following resolutions by the following persons (or associates of those persons):

- Resolution 4: A person who participated in the issue (specifically, those persons whose names are listed in section 3.1 of the explanatory memorandum to this notice of Meeting) and the associates of such a person.
- Resolution 5: Any Director of the Company and the associates of such Directors.
- Resolution 6: A person who is to receive securities in relation to the Company (specifically, each person whose name is listed in section 3.3 of the explanatory memorandum to this notice of Meeting) and the associates of such a person.

However, the Company need not disregard a vote if:

1. it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or
2. it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

## VOTING INSTRUCTIONS

For the purposes of the Meeting, shares will be taken to be held by persons who are registered holders as at 7.00 pm (Melbourne time) on Wednesday, 12 November 2003.

### Voting at the Meeting

1. On a show of hands, each shareholder present at the Meeting may cast one vote. The phrase **shareholder present** includes a person present as a proxy, attorney or body corporate representative. However, if a shareholder appoints two proxies, neither proxy may vote on a show of hands.
2. On a poll, every shareholder present has one vote for every fully paid ordinary share held.

### Appointment of Proxy

1. If you are a shareholder but are unable to attend and vote at the Meeting and you wish to appoint a proxy, please complete and return the proxy form enclosed with this notice of the Meeting.
2. A proxy need not be a shareholder of the Company.
3. The proxy form must be completed and returned to the Company by delivery, mail or facsimile at least 48 hours before the time and date scheduled for the Meeting (i.e. lodgement must occur no later than 10.00 am on Wednesday, 12 November 2003).

| | |
|---|---|
| Delivery or Mail: | Multiemedia Limited Share Registry<br>Computershare Investor Services Pty Limited<br>GPO Box 242<br>Melbourne, Victoria, 3001 |
| Facsimile: | +61 3 9473 2555<br>Attention: Mr Adrian Ballintine<br>Company Secretary<br>Multiemedia Limited |

4. If you wish to direct your proxy to vote in a particular manner on a resolution or abstain from voting on a resolution, please insert X in the box appropriate to each resolution on the form of proxy. In the absence of such directions, your proxy may vote or abstain from voting as he/she thinks fit.

5. To direct a proxy to cast only some of the votes covered by a proxy form in respect of an item of business in a particular manner, place in the relevant box either the number of votes to be cast in that manner on a poll or the percentage of the total votes to be cast in that manner on a poll. This direction, if given, is also an instruction to the proxy to vote according to the proxy's discretion on a show of hands.

6. A shareholder entitled to attend the Meeting and cast more than 1 vote on a poll at the Meeting is entitled to appoint no more than 2 proxies and may specify the proportion or number of votes each proxy is appointed to exercise on a poll. To direct 2 proxies to cast a certain number of votes each on a poll, place the relevant number of votes next to the name of each proxy in the space provided on the proxy form. If no amount is specified, each proxy will be deemed to have been appointed to cast 50% of the votes covered by this instrument. However, if 2 proxies are appointed, neither may vote on a show of hands.

7. Unless otherwise specified in the proxy form, the number of votes deemed to be covered by the proxy form in relation to each resolution will be the number of votes that the appointing shareholder is entitled to cast in relation to each resolution.

8. The form must be signed personally by the shareholder or their attorney (duly authorised in writing). A proxy form for a corporation must be executed by the corporation in accordance with section 127 of the *Corporations Act 2001* or by the corporation's attorney (duly authorised in writing).

9. In the case of joint holders, the proxy form must be signed or executed by all holders.

10. Where the form is signed by a duly authorised attorney or body corporate representative, the power of attorney or evidence of the appointment of the representative, if not previously exhibited to the Company, must be produced at the Company's registered office at least 48 hours before the time appointed for holding the Meeting.

11. If the proxy is signed under power of attorney, the signatory must also declare that they have had no notice of revocation of the power of attorney.

**BY ORDER OF THE BOARD**

**Adrian Ballintine – Company Secretary**

# EXPLANATORY MEMORANDUM

## 1. Contents and Interpretation of the Explanatory Memorandum

### 1.1 Contents of the Explanatory Memorandum

To the best knowledge and belief of the Directors, after having made due and proper enquiries, the information contained in this Explanatory Memorandum is true, correct and accurate in every material detail as at the date of issue of this Explanatory Memorandum. This Explanatory Memorandum forms part of the Notice.

### 1.2 Definitions

In this Explanatory Memorandum:

**ASX** means the Australian Stock Exchange Limited ACN 008 624 691.

**Board** means the Directors acting as a board.

**Company** means Multiemedia Limited ABN 12 003 237 303.

**Constitution** means the constitution of the Company.

**Director** means a director of the Company.

**Explanatory Memorandum** means this explanatory memorandum to the Notice.

**Listing Rules** refers to the Listing Rules of the ASX.

**Meeting** means the annual general meeting of the Shareholders of the Company, scheduled to be convened on Friday, 14 November 2003.

**Notice** means the notice of the Meeting to the Shareholders to which this Explanatory Memorandum is attached.

**Option** means an option to acquire a Share.

**Resolution** means a resolution proposed to be considered and, if thought fit, to be passed at the Meeting.

**Shareholder** means a shareholder of the Company.

**Share** means a fully paid ordinary share in the capital of the Company.

## 2. Background and Explanation of Ordinary Business Resolutions

### 2.1 Resolution 1 – Adoption of Accounts and Reports

The Company will table the annual accounts and reports referred to in Resolution 1 at the Meeting. The accounts and reports will be tabled at the Meeting by the Chairman.

### 2.2 Resolution 2 – Appointment of Director (Clinton Henry Starr)

Clinton Starr was appointed as an additional Director by the Board under rule 56.1 of the Constitution on 12 November 2002.

Pursuant to rule 56.2 of the Constitution, Clinton Starr's term of appointment as Director expires as at the commencement of the Meeting.

Shareholder approval is sought for the re-election as a Director of Clinton Starr pursuant to rule 56.2 of the Constitution.

The conditions of rule 59 of the Constitution have been observed in respect of the nomination of Clinton Starr as a candidate for re-election as Director. That is, Clinton Starr has been nominated by at least 50 Shareholders or Shareholders holding between them at least 5% of the votes that may be cast at a general meeting of the Company. A notice of nomination of Clinton Starr has been lodged at the registered office of the Company not less than 30 business days before the date scheduled for the Meeting.

### 2.2.1 Profile – Clinton Starr

Clinton Starr, aged 56, is a non-executive Director of the Company and was appointed on 12 November 2002.

He is also a non-executive director of AWB International Ltd (ASX listed), Green Environmental Pty Ltd, Mulch-Tech Pty Ltd and the Biological Farmers of Australia Co-op. Ltd.

Clinton holds the following tertiary qualifications: Bachelor of Economics from Sydney University; Master of Business Administration from Macquarie University. Clinton is currently completing a research thesis on small Australian entrepreneurial and family companies for the Doctorate of Business Administration at RMIT.

Prior to leaving corporate employment in 1998, Clinton had 20 years experience in senior funds management roles, both in Australia and in Europe and 10 years experience in the international marketing of funds management products. His last position was executive director: global marketing and sales with a leading funds management group. He has also undertaken a significant amount of strategic planning work and has been a director of numerous companies for the last 16 years, both in Australia and overseas.

Since 1998, and in addition to conducting his directorships and completing his Doctorate of Business Administration, he has managed the family businesses with his wife Sally, which include a strategic consultancy to small/medium firms, certified organic farming and rural tourism. The wheat growers of Eastern Australia have elected him twice, in 1998 and 2002, to the board of AWB International Ltd and he is also chairman of the AWB International Compliance Committee, and AWB 2004 Review Committee.

## 2.3 Resolution 3 – Appointment of Director (John Harold Walker)

Shareholder approval is sought for the re-election as a Director of John Walker pursuant to rule 58.4 of the Constitution. John Walker was appointed by Shareholders as a Director on 29 November 2000.

John Walker must retire as a Director pursuant to rules 58.3 and 75.7 of the Constitution as at the conclusion of the Meeting because the Meeting is the third annual general meeting of the Company after he was last elected.

The conditions of rule 59 of the Constitution have been observed in respect of the nomination of John Walker as a candidate for re-election as Director. That is, John Walker has been nominated by at least 50 Shareholders or Shareholders holding between them at least 5% of the votes that may be cast at a general meeting of the Company. A notice of nomination of John Walker has been lodged at the registered office of the Company not less than 30 business days before the date scheduled for the Meeting.

### 2.3.1 Profile – John Harold Walker

John Walker, aged 52, was appointed managing director of Thrifty Car Rental in February 1998. Previously, he worked as general manager, retail banking, NSW for Westpac Banking Corporation.

John commenced his career in local government and after 10 years working in Victorian local government, he moved to Western Australia in 1981 to take up a position of deputy town clerk for the City of Perth.

Five years later, as chief executive officer of the West Australian Football League, John was instrumental in launching the West Coast Eagles into the AFL's national competition and subsequently acted as managing director of the Eagles' parent company.

After a period spent establishing himself as a successful self-employed marketing and business proprietor, John joined Budget Rent A Car as the group's Western Australian State Manager. In 1992, John relocated to Sydney, taking up the position of chief executive officer for Domino's Pizza (Aust) Pty Ltd. John subsequently returned to local government as chief executive officer at Liverpool City Council and oversaw the successful introduction of corporatisation as well as major workplace reform and performance management.

John was appointed chairman of the Company on 23 May 2001.

## 3. Background and Explanation of Special Business Resolutions

### 3.1 Resolution 4 – Approval of Past Issue of Shares and Options

On 29 August 2003, the Company issued a total of 77,307,867 Shares to Captain Starlight Nominees Pty Ltd, at a subscription price of $0.054975 per Share. As a result, the Company raised $4.25 million.

On 29 September 2003, the Company issued a total of 1 million Options to acquire 1 million Shares to Newport Capital Group Pty Ltd. The Options were issued with an exercise price of $0.01 each. The Company was obliged to issue the Options to Newport Capital Group Pty Ltd under a contract for consulting services entered into on 31 January 2003. Newport Capital Group Pty Ltd exercised the Options on 1 October 2003 and was issued with 1 million Shares.

Because of the operation of section 708 of the *Corporations Act 2001*, the Company was not required to provide any of the subscribers with a disclosure document.

In issuing the securities described above, the Company did not breach Listing Rule 7.1.

Listing Rule 7.1 provides that a company must not issue equity securities, or agree to issue equity securities, without the approval of shareholders if the number of equity securities to be issued in any 12 month period (including equity securities issued on the exercise of any convertible securities) exceeds 15% of the issued capital of the company preceding the issue. LR 7.4 allows for subsequent shareholder approval, so that an issue is treated as having been made with shareholder approval if the company did not breach Listing Rule 7.1 at the time of the issue and the holders of ordinary shares subsequently approve it.

Although Shareholder approval was not required for the issue of the Shares to Captain Starlight Nominees Pty Ltd or the issue of the Options to Newport Capital Group Pty Ltd, the Company now seeks Shareholder approval of these issues in the manner provided by Listing Rule 7.4, because this will enable the Company to issue further equity securities to capitalise on future expansion, acquisition and product commercialisation opportunities without needing to obtain prior Shareholder approval.

**Prescribed Information in respect of Resolution 4**

In compliance with Listing Rule 7.5, the following information is provided to Shareholders:

1) The number of Shares issued pursuant to Resolution 4 was 77,307,867. The number of Options issued pursuant to Resolution 4 was 1,000,000.

2) The Shares were issued for cash consideration at a price of $0.054975 each. The Options were issued in return for the provision of consulting services, but had an exercise price of $0.01 each.

3) Each of the Shares was issued as a fully paid ordinary Share in the capital of the Company that ranks equally with all other ordinary Shares in the capital of the Company. Each Option entitled the holder to convert that Option into one Share by paying the exercise price of $0.01 to the Company.

4) The Shares were allotted and issued to Captain Starlight Nominees Pty Ltd on 29 August 2003. The Options were allotted and issued to Newport Capital Group Pty Ltd on 29 September 2003.

5) $4.25 million was raised from the issue and allotment of the Shares, which has been used to assist deployment of the Vsat 2 way satellite product. $10,000 was raised from the conversion of the Options. This money has also been used to assist deployment of the Vsat 2 way satellite product.

6) A voting exclusion statement relating to this Resolution 4 is set out in the Notice.

## 3.2 Resolution 5 – Executive Officer Option Plan No. 2

As already stated above in relation to Resolution 4, Listing Rule 7.1 provides that a company may not issue equity securities, or agree to issue equity securities, without the approval of Shareholders, if the number of equity securities to be issued in any 12 month period (including shares issued on the exercise of any Options) exceed 15% of the issued capital of the company preceding the issue.

Listing Rule 7.2 contains a number of exceptions to the prohibition contained in Listing Rule 7.1. In particular, under Exception 9 in Listing Rule 7.2 any equity securities issued under an employee incentive scheme within 3 years of the date on which shareholders approve the issue of those equity securities are not counted for the purposes of Listing Rule 7.1. Resolution 5 is designed to satisfy the requirements of Exception 9, Listing Rule 7.2.

The purpose of the Executive Officer Option Plan No. 2 (**Option Plan No. 2**) is to provide incentives to management personnel of the Company who are integral to the operations and ongoing success of the Company. These incentives are designed to encourage greater productivity from management personnel and to better enable the Company to retain its management personnel in a highly competitive industry.

The Option Plan No. 2 was previously approved by Shareholders at the 2001 annual general meeting. Since that time, 54,725,000 Options have been issued under the Option Plan No. 2. If Resolution 5 is passed, the 3 year period referred to above is refreshed.

A voting exclusion statement relating to Resolution 5 is set out in the Notice.

A summary of the terms of the Option Plan No. 2 is as follows:

- Only the executive officers (as defined in section 9 of the *Corporations Act 2001*) of the Company and of its subsidiaries (as defined in Division 6 of Part 1.2 of the *Corporations Act 2001*) may participate in the Option Plan No. 2.

- The securities to be issued under the Option Plan No. 2 will be Options to acquire Shares in the capital of the Company.

- The total number of Options that may be issued under the Option Plan No. 2 and any other Option incentive plan at any time is limited to 5% of the issued capital of the Company.

- The Options will be issued for no consideration.

- The exercise price of the Options will be determined by the Directors prior to the issue of the Options, but must not be less than the Market Value of the Shares of the Company on the date the offers for the Options are made, less 10%.

- The Options may be exercised only after an exercise date prescribed by the Directors, and if no such date is prescribed, then the Options may be exercised 90 days after their date of issue.

- The Options will expire at 5.00pm (Melbourne time) on 30 June 2005. However, the Directors have the discretion to vary this date by up to 12 months where there might otherwise be a breach of the *Corporations Act 2001* or the Listing Rules. Then Options can also expire earlier in certain circumstances, including where an executive officer ceases to be an executive officer of the Company.

The Directors are not included in the Option Plan No. 2 and it is not the intention to include the Directors in the Option Plan No. 2 in the future.

## 3.3 Resolution 6 – Issue of Options to Directors

Under Listing Rule 10.11, a company must not issue or agree to issue equity securities, without the approval of Shareholders, to a related party of the company.

The equity securities to be issued under Resolution 6 are Options to be issued as follows:

| Director | Number of Options | Exercise Price | Option Expiry Date |
|---|---|---|---|
| John Walker | 15 million | $0.0875 | 1 December 2008 |
| John Walker | 10 million | $0.1050 | 1 December 2008 |
| Adrian Ballintine | 15 million | $0.0875 | 1 December 2008 |
| Adrian Ballintine | 10 million | $0.1050 | 1 December 2008 |
| Clinton Starr | 15 million | $0.0875 | 1 December 2008 |
| Clinton Starr | 10 million | $0.1050 | 1 December 2008 |
| Charles Ellison | 10 million | $0.0875 | 1 December 2008 |
| Charles Ellison | 5 million | $0.1050 | 1 December 2008 |

Resolution 6 is designed to satisfy the requirements of Listing Rule 10.11.

In accordance with Listing Rule 7.2 Exception 14, if Resolution 6 is passed, Shareholder approval will not also be required in terms of Listing Rule 7.1. The issue of equity securities in terms of Resolution 6 will, therefore, not be counted for the purposes of determining the maximum number of equity securities that may be issued by the Company in any 12 month period without obtaining Shareholder approval in accordance with Listing Rule 7.1.

**Prescribed Information in respect of Resolution 6**

In compliance with Listing Rule 10.13, the following information is provided to Shareholders:

1) If Resolution 6 is passed, the following people, who are Directors of the Company, will receive Options:

   (a) John Walker;

   (b) Adrian Ballintine;

   (c) Clinton Starr; and

   (d) Charles Ellison.

2) The Company will issue the Options on the first business day immediately following the day of the Meeting.

3) The Options will be issued for free.

4) The purpose of the issue of the Options is to remunerate and incentivise the Directors, thereby creating greater value for Shareholders.

5) A voting exclusion statement relating to this Resolution 6 is set out in the Notice.

RECEIVED

2004 JUL -2 A 10:01

OFFICE OF INTERNATIONAL CORPORATE FINANCE

14th October 2003

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Dear Shareholder

**Multiemedia Limited Share Purchase Plan**

The Multiemedia Share Purchase Plan (**SPP**) provides eligible shareholders with the opportunity to purchase additional fully paid ordinary shares (**Shares**) in the capital of Multiemedia Limited (**Multiemedia**) under the enclosed SPP terms and conditions. The subscription price for Shares under the SPP varies, depending on the number of Shares subscribed for. The prices range between 6.00 cents per Share and 6.5 cents per Share. No brokerage or other costs associated with an acquisition of shares on the stock market will apply to Shares purchased under the SPP.

The offer under the SPP will close on 29 October 2003.

**Offers and Terms and Conditions**

The enclosed SPP terms and conditions and the attached acceptance form set out the terms and conditions of Multiemedia's offer under the SPP and should be read in full. By accepting the offer to purchase Shares under the SPP, you will agree to be bound by those terms and conditions and the constitution of Multiemedia.

You are eligible to participate in the SPP if you were an Australian or New Zealand resident shareholder registered as the holder of Shares, or a person noted on Multiemedia's register of members as holding shares on your behalf, at 5.00pm on 1 October 2003 (**Record Date**). To the extent that a registered holder holds shares on behalf of another person outside Australia or New Zealand, it is the responsibility of the holder to ensure that any acceptance is in compliance with any and all applicable foreign laws.

Eligible shareholders will be entitled to accept one of 5 alternative offers to acquire Shares under the SPP. The 5 alternative offers are:

- Offer A: 15,385 Shares – total amount payable @ 6.5 cents per Share is $1,000
- Offer B: 30,769 Shares – total amount payable @ 6.5 cents per Share is $2,000
- Offer C: 48,000 Shares – total amount payable @ 6.25 cents per Share is $3,000
- Offer D: 64,000 Shares – total amount payable @ 6.25 cents per Share is $4,000
- Offer E: 83,333 Shares – total amount payable @ 6 cents per Share is $5,000

A registered shareholder may only participate under this offer, or under any similar offer or arrangement made by Multiemedia in any consecutive 12 month period to a cumulative maximum amount of AUD$5,000. This restriction applies to all eligible shareholders, even if you receive more than one offer from Multiemedia under the SPP (for example, because you are a joint holder of Shares or because you hold more than one shareholding under separate share accounts or a nominee holds shares on your account). Shareholders must ensure they comply with this requirement.

**Offer Price**

The purchase price for each Share issued under the SPP varies, depending on the number of Shares subscribed for. The prices range between 6.00 cents per Share to 6.5 cents per Share. The offer prices of 6 cents per Share, 6.25 cents per Share and 6.5 cents per Share represent discounts of approximately 15%, 11.5% and 8%, respectively, from the weighted average market closing price of all Shares sold on Australian Stock Exchange Limited (**ASX**) on the 5 trading days up to and including the Record Date. That weighted average market closing price was 7.0835 cents.

Please note, the market price of Shares may have risen or fallen since the Record Date, and may rise or fall between the time you accept the offer and apply for the Shares and the time Multiemedia issues the Shares to you. This means that the price you pay per Share under the SPP may exceed the market price of Shares at the time those Shares are issued to you under the SPP.

Before accepting this offer, you are encouraged to seek your own financial and tax advice from a suitably qualified adviser in relation to this offer and your participation in the SPP.

**Listing Rules**

Multiemedia has obtained from ASX a waiver from Listing Rules 7.1 (15% in 12 months) and 10.11 (issue of securities to directors) in respect of issues of Shares under the SPP.

**How to Accept this Offer**

You are not obliged to take up the offer of Shares under the SPP - participation in the SPP is entirely voluntary. The offer under the SPP is non-renounceable. This means that you cannot transfer your right to purchase Shares under the offer to anyone else.

To purchase Shares under the SPP, please read the attached terms and conditions and complete the attached acceptance form and return it, together with your cheque made payable to "Multiemedia Limited Share Purchase Plan".

Applications must be received by 29 October 2003.

If you have any questions in respect of the SPP, please contact:


Mr Adrian Ballintine
Company Secretary
Multiemedia Limited
+61 3 9603 3200


Yours sincerely

**JOHN H. WALKER**
Chairman

RECEIVED
2004 JUL -2 A 10:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

# Multiemedia Limited
# ABN 12 003 237 303
# Share Purchase Plan

## Terms and Conditions

***Who is eligible to apply under this share purchase plan (SPP)?***

You are eligible to apply to purchase fully paid ordinary shares in Multiemedia Limited (**Multiemedia**) under this offer if you are a registered shareholder of Multiemedia and:

(1) you were a registered holder of fully paid ordinary shares in Multiemedia (**Shares**) or a person was noted on Multiemedia's register of members as holding shares on your behalf at 5.00 pm (Melbourne time) on 1 October 2003; and

(2) your registered address is in Australia or New Zealand;

(an **Eligible Shareholder**).

Participation in the offer is optional and subject to the terms and conditions of this document and those set out in the acceptance form. By accepting this offer you agree to be bound by these terms and conditions and the constitution of Multiemedia.

The offer is non-renounceable, which means you cannot transfer your right to purchase Shares to anyone else. Accordingly, Shares applied for under this SPP may be issued only to the Eligible Shareholder to whom they are offered.

***How is the price for the Shares calculated?***

The issue prices for Shares under this offer vary between 6 cents and 6.5 cents for each Share, depending on the number of Shares you wish to purchase. Details of those issue prices are set out below. In summary, the greater the number of Shares you purchase, the lower the price per Share.

The issue prices between 6 and 6.5 cents represent discounts of approximately 15% and 8%, respectively, from the weighted average closing market price of all Shares sold on the Australian Stock Exchange Limited (**ASX**) on the five trading days up to and including 1 October 2003. That weighted average closing market price was 7.0835 cents.

The market price of Shares may have risen or fallen since the time the issue prices were set, and may rise or fall between the time you accept the offer and apply for the Shares and the time Multiemedia issues the Shares to you. This means that the price you pay per Share under this offer may exceed the market price of Shares at the time Shares are issued to you under the SPP.

***Offers***

Eligible Shareholders will be entitled to accept one of 5 alternative offers to acquire Shares under the SPP. The 5 alternative offers are:

- Offer A: 15,385 Shares – total amount payable @ 6.5 cents per Share is $1,000
- Offer B: 30,769 Shares – total amount payable @ 6.5 cents per Share is $2,000
- Offer C: 48,000 Shares – total amount payable @ 6.25 cents per Share is $3,000
- Offer D: 64,000 Shares – total amount payable @ 6.25 cents per Share is $4,000
- Offer E: 83,333 Shares – total amount payable @ 6 cents per Share is $5,000

***Acceptance of the offer and how to pay for the Shares***

You may accept an offer to participate in the SPP only by completing the acceptance form (you may select only one of the 5 offers described above) and returning it to Multiemedia, together with the appropriate payment for the amount to which the acceptance relates, by no later than 5:00 pm (Melbourne time) on 29 October 2003. However, Multiemedia reserves the right to accept applications received after this date if such applications are postmarked on or prior to 29 October 2003. Subject to this right, applications received after this deadline will be returned.

If the exact amount of money is not tendered with the acceptance form (by way of a cheque), Multiemedia reserves the right to return your acceptance form and cheque and not issue any Shares to you.

The Shares are to be paid for in the manner and in accordance with the instructions on the acceptance form.

***What costs are payable?***

In accepting the offer, you only have to pay the issue price for the Shares in accordance with one of the 5 offers described above. You do not have to pay for other transactions costs, such as brokerage, commissions, stamp duty or other costs commonly associated with an acquisition of shares on a stock exchange.

Multiemedia is currently seeking to raise an amount of up to $15 million under the SPP.

If the SPP is over-subscribed above the Maximum Amount, then the board will scale back acceptances on a proportional basis. Eligible Shareholders

whose acceptances are scaled back will receive a return of their application moneys proportionately in accordance with the scale back factor explained below.

If the aggregate value of valid acceptances received by the closing date for this offer exceeds the Maximum Amount, then the following will apply:

(1) Multiemedia will calculate the aggregate value of valid acceptances received by the closing date (**Total Application Amount**);

(2) Multiemedia will calculate the amount by which the Total Application Amount exceeds the Maximum Amount (**Excess Amount**). The Excess Amount will be divided by the Total Application Amount to calculate the proportion by which acceptances will need to be reduced (**Scale Back Factor**); and

(3) the number of Shares issued pursuant to each valid acceptance will be reduced by the Scale Back Factor (rounded down to the nearest whole Share).

If the number of Shares issued pursuant to an Eligible Shareholder's valid acceptance is reduced, an amount equal to the multiple of the issue price per Share, being either 6 cents, 6.25 cents or 6.5 cents, as the case may be, and the number of Shares by which the acceptance was reduced, will be refunded to the Eligible Shareholder without interest, as soon as reasonably practicable after the closing date for the offer under the SPP.

***When will Multiemedia issue the Shares and what rights attach to the Shares?***

Shares will be issued as soon as reasonably practicable after the offer closes.

Shares issued under the SPP will rank equally with all existing fully paid ordinary shares in Multiemedia and will carry the same voting, dividend rights and other entitlements at the issue date.

Multiemedia will apply for the Shares issued under the SPP to be quoted on ASX. You will be sent a holding statement or issue notice for the Shares issued to you.

***Can Multiemedia change the offer?***

Multiemedia will not change the terms and conditions of this offer. However, other than as already provided for under these terms and conditions, Multiemedia also reserves the right to issue fewer Shares than an Eligible Shareholder applies for under this offer, or no Shares at all, if Multiemedia is of the view that issuing those Shares would result in a breach of any law, including the *Corporations Act* 2001 and the listing rules of Australian Stock Exchange Limited.

***How often will Multiemedia offer the SPP?***

While Multiemedia may offer an SPP in future years, at this stage it is the intention of the Board to offer Shares under the SPP only once in 2003.

Multiemedia will send Eligible Shareholders an offer document each time an offer is made under the SPP.

For future offers, Multiemedia may set different minimum and maximum investment amounts and may change the multiple of Shares offered and the issue price per Share.

***Maximum subscription limit – $5,000***

An Eligible Shareholder may only participate under this offer, or under any similar offer or arrangement made by Multiemedia in any consecutive 12 month period, to a cumulative maximum amount of AUD$5,000.

This limit applies to each Eligible Shareholder even if you receive more than one offer from Multiemedia in different capacities, for example as a sole holder and also as a joint holder of Shares.

***General***

The SPP will be administered by the board of Multiemedia, which will have absolute discretion to:

(1) determine appropriate procedures for the administration of the SPP consistent with these terms and conditions;

(2) settle in any manner it thinks fit, any difficulties, anomalies or disputes which may arise in connection with, or by reason of the operation of the SPP, whether generally or in relation to any application for Shares and the decision of the board will be conclusive and binding;

(3) resolve conclusively all questions of fact or interpretation arising in connection with the SPP particularly having regard to the intent of the SPP, and the intent of the relevant ASIC Class Order, as amended from time to time, under which the SPP is established; and

(4) delegate to any one or more persons, for such period or on such conditions as the board may determine, the exercise of the board's powers and discretions under the SPP.

The board reserves the right to waive compliance with any provision of these terms and conditions.

The board may, in its discretion, suspend or terminate the SPP at any time, subject to the *Corporations Act* 2001, ASIC Class Orders or Policy Statements and the listing rules of Australian Stock Exchange Limited.

The SPP is governed by and construed in accordance with the laws for the time being in force in Victoria.

20.10.03
NewSat News a Newsletter from Multimedia

NEWSAT

# NewSat News

## Welcome to the first issue of our NewSat publication.

The chart below details major events over the past few months that have significantly affected Multiemedia's market capitalisation


Market Capitalisation $
90m
80m
70m
60m
50m
40m
30m
20m
10m
0
18/12/02
19/05/03
04/06/03
25/06/03
04/08/03
07/08/03
14/08/03
20/08/03
25/08/03
27/08/03
17/10/03
Alliance partner launches satellite
Two-way rollout
Microsoft agreement
NewSkies contract
Leading UK ISP chooses solution
STP alliance formed
Aus Private Networks deal
$4.25 Million through Findlays
people telecom join forces
Independent corporate search
Market close
Event

- Launching NewSat
- The Teleport
- Microsoft
- VoIP
- Multicasting
- Recent Projects
- Share Purchase Plan
- Corporate Directory

SEE INSIDE FOR DETAILS OF PURCHASE PLAN

# Launching NewSat

NewSat™
True Broadband

NewSat is the brand of our satellite offering and is Multiemedia's principal business. Of course we still own and operate Multie Technology Distribution Pty Ltd, our computer hardware distribution business.

I hope you like the NewSat logo and the image our brand conveys. Now that our Space Centre is fully operational and supporting over 250 customer networks, I hope all Australians come to quickly recognise the NewSat "green and blue".

Space is a fascinating science and with the prospect of a wireless world looming large, I'm really proud of our Board's foresight in guiding Multiemedia down this path.

Thanks to all our shareholders in supporting the Board's vision and thanks to all my staff who give 120% and make work fun.

Enjoy the journey.

**ADRIAN BALLINTINE**

Founder/CEO

# The Teleport in Newcastle

On August 6 this year one of the most significant pieces of Multiemedia's alliance jigsaw puzzle was put in place with the signing of an agreement with Soul Pattinson Telecom (SPT) to co-host our own hub located at the SPT teleport in Newcastle.

SPT's corporate heritage sets it apart. The company's major shareholder is Washington H Soul Pattinson and Co Ltd, one of Australia's oldest companies that today is a highly respected and asset rich investment group with a broad base of interests.

Multiemedia looked at a number of other teleports but the Newcastle site made commercial and economic sense.

Multiemedia and SPT have also signed an agreement which provides both parties with reciprocal rights to sell each other's products.



e Newcastle Teleport Dish

# Our deal with Microsoft

On June 4 this year, Multiemedia made one of its most significant announcements – an agreement with Microsoft to be a first tier distributor of all Microsoft products via our two-way satellite technology.

The deal – what is known as a Services Provider Licensing Program (SPLA) - is significant for many reasons. Not the least is that this sector of Microsoft is growing at 155% year on year – the fastest growing sector in the Microsoft Network.

So what is it all about?

It is about providing Microsoft products to companies under a monthly payment system rather than being confronted by large, upfront capital costs. Instead of paying an upfront fee of say $1300 x 10 for 10 copies of a Microsoft product, customers pay an ongoing fee of say $20 per month x 10.

The benefits include:

- Smaller upfront capital investment costs, a boon for smaller businesses or those businesses starting out or upgrading. Users have access to the software anywhere; it follows you around rather than sit on just one PC
- It offers secure access to data and files
- Products can be updated immediately
- Rather than be a capital cost, it becomes an operating cost
- You only pay for what you use which means businesses can scale up or scale down whenever they need to
- Easy billing every month
- If circumstances change, there is no loss of capital investment

> "This sector of Microsoft is growing at 155% year on year – the fastest growing sector in the Microsoft Network."
>
> - Philip Meyer, NSP Solution Specialist, South Pacific Region, Microsoft

The deal became effective from July 1. A typical first tier Microsoft distributor in Australia records sales of $150 million to $200 million in annual revenue.

A point of difference for Multiemedia's SPLA licence is that it is worldwide with opportunities in the Middle East, Indian sub-continent, south-east Asia, and the Pacific region and can be sub-licensed to resellers.

# VoIP

## goodbye to traditional telephone networks

Voice over Internet Protocol (VoIP) has been available for six or seven years, but the increase in the number of businesses using broadband technology makes it much more attractive.

VoIP can be used over any broadband connection. You can plug it into your telephone system or PABX, then route most of your telephone calls via the internet, bypassing traditional telephone networks.

By using Multiemedia's two-way satellite technology the quality of the speech is improved and latency is virtually eliminated. If your business is going from satellite dish to satellite dish, calls are effectively free because you are already paying for the service.

VoIP allows companies to put voice services (such as phone calls) and data services (such as e-mail) on one system. Because there is no need to move phone wires or wall jacks for VoIP, ongoing costs of moving or changing numbers are eliminated.

Deloitte Touche Tohmatsu quoted in the Australian Financial Review on May 1 this year stated that VoIP will be one of the killer technologies in the next 12 to 24 months.

Cable companies estimate that delivering phone services by VoIP can cost 50% less than circuit-switched services.

Microsoft®

VoIP has been developed specifically for companies which make a lot of calls. Any calls within your own network – interstate or overseas – are free. You can also check your voice-mail on a website by clicking on the message as you would an email, then listen to it over your computer's speakers. VoIP has the potential to save companies, large and small, considerable money.

Employees can access the company's system from home without the need to deal with Telstra or lay extra cables. The number follows you around, so if you move desks or work stations you take the telephone number with you.

*It is estimated that 16% of companies are using VoIP now and another 41 % say they will be using it within the next 18 months.*

VoIP explained

VoIP turns the human voice into digitalised units, which it turns bundles into "packets". These blaze over the network to their destination and are reassembled into an analog signal - the voice you hear. As the packets travel separately, they don't tie up a line like traditional calls. There is more line capacity and lower costs for the user.

# Multicasting – the new sales media

Multicasting, one of NewSat's services, is one of the major drivers of satellite technology. Multicasting allows organisations to deliver content from a single location to multiple, dispersed locations for simultaneous streaming of information.

Multicasting is not practical using traditional broadband technology as it won't operate at full efficiency unless every router or switch between the receiver and the sender is multicast-enabled.

To send a file to 1000 recipients over a land network requires sending 1000 separate and identical packets of data, each of which consumes valuable bandwidth and server resources.

Satellite-based multicasting can simultaneously deliver content to virtually unlimited numbers of end-user locations.

The cost of sending data decreases markedly as the network grows, as each time you multicast to the network, you are only sending one block of data.

What opportunities does this open up?

Imagine this scenario. A company with 100 stores around the country wants to run a promotion simultaneously.
It gets posters and point of sale material designed and printed, distributes them around the country, staff at the stores put the information out on the floor. That takes a lot of time and many hundreds of staff hours.

Imagine that the information could be downloaded from one central location onto television screens strategically placed in the stores? This could be done by one person. No printing costs, no postage.

Imagine standing in the check-out queue at your local hardware store or supermarket and watching a television screen above the check-out person or at the end of an aisle. It could be an in-store promotion, an advertisement for the latest motor car, chocolate bar, cereal or a loyalty program. A whole new form of advertising! A whole new income stream!

This is only *one* possible use of multicasting.

# Recent Projects

**Client: Tatachilla Lutheran College**
**Location: McLaren Vale, South Australia**

The Tatachilla Lutheran College sits in the middle of the McLaren Vale wine region of South Australia. Surrounded by rolling hills, there is no line of sight to get wireless internet access. The last time an extra telephone line was installed, the main road had to be dug up.

Despite these hurdles, the college has 200 computers used constantly by the school's 680 students. They have a voracious appetite for information. A relatively small library means that students rely heavily on the worldwide web for information; their interest in multimedia school projects is high.

How do they do all this?

The college was one of the first institutions – business or educational – in Australia to use two-way satellite technology to provide its internet service. This service is provided by NewSat.

And cost? "My experience with ISDN at a previous school was that it cost two arms and two legs. It was costing us $3000 a month for limited downloads. Multiemedia's NewSat system is much, much cheaper," said Pat Lee, who heads the college's IT department.
"I worked on a committee looking at options to increase bandwidth in Lutheran schools throughout Australia and we looked at ISDN because the catholic schools were. But again, the costs were too high at $500 a month for a 64k speed which was nowhere near fast enough".

"The NewSat system we have is brilliant. We can stick as many computers on it as we want and have not seen any slowing of the system," Ms Lee said.

**Client: Torres Tech Computers**
**Location: Thursday Island**

Just a few weeks ago, residents and visitors to Thursday Island's only Internet café had a pretty slow connection – as you would probably expect for a place so remote.
Today, Torres Tech Computers offers some of the fastest internet speeds available anywhere in the world now that it is using NewSat.

As the only computer company on the island, the unlimited download of information is also proving a boon for the company to, for example, update Microsoft patches and disseminate them to their customers on Thursday Island as well as surrounding islands in the Torres Strait.

They decided to go with satellite because of the speed and the bandwidth potential. There is no cap on downloads which they couldn't afford to do with Telstra Big Pond service, as the costs would have sky rocketed.'

**Client: CHC Helicopters**
**Location: Dili, East Timor**

CHC is the biggest commercial helicopter service in the world, based in Canada. Multiemedia provides data services and VoIP services that allow CHC to communicate with its network around the globe from remote East Timor. Before the Multiemedia solution was available, CHC was reliant on an unreliable long distance phone system at enormous cost.

"My previous experience with ISDN at a previous school was that it cost two arms and two legs. It was costing us $3000 a month for limited downloads. Multiemedia's NewSat system is much, much cheaper,"

Pat Lee, Head of IT department, Tatachilla Lutheran College.

# Share Purchase Plan

Shareholders have until October 29 to participate in Multiemedia's Share Purchase Plan (SPP).

They can choose one of five alternative offers ranging from 15,385 shares at 6.5 cents each (cost $1,000) to 83,333 shares at 6 cents each (cost $5,000).

At the time of writing this article the share price is 10 cents making the SPP very enticing for all shareholders. With over 8,000 shareholders the proceeds of the SPP could well get close to the $15 million limit. Of real interest to shareholders is "what will the Board spend the money on"? Answer, five principal activities.

**1.** Build a gateway for a VoIP telephony system (VoIP is telephone over the Internet). This will allow us to deliver voice calls from anywhere within the regions of South Africa, Middle East, China, India North & South East Asia, into and out of Australia. For example, a call made by a Multiemedia customer in East Timor to anywhere in Australia can be made for the cost of a local call, not at international STD call rates. Customers calling sites within their own network can effectively do this at no charge.

**2.** Provide the infrastructure (servers, staff, etc.) to deliver our Services Provider Licensing Program with Microsoft. Subscribers to this program will be able to wirelessly receive any Microsoft product, anywhere within our Satellite footprint, and be able to pay for that product on a monthly basis.

**3.** Expand our Space Centre in Newcastle as the demand for our services in other countries increases. This will enable Multiemedia to generate substantial export earnings.

**4.** Provide for acquisition opportunities associated with broadband technology outside Australia.

**5.** To support the ongoing growth of our distribution business (Multie Technology Distribution) which boasts over 4,000 dealers covering the entire continent of Australia.

The Board is really pleased to give all shareholders the opportunity to invest further in our exciting new age business.

NewSat service is not only available in Australia through Multiemedia, but the service covers just on 50% of the world's land mass and more than 60% of the world's population including throughout Asia, the Middle East and India.



# Corporate Directory

multiemedia limited

| | |
|---|---|
| **Australian Business Number** | 12 003 237 303 |
| **Directors** | John H Walker, Chairman<br>Clinton Starr, Deputy Chairman<br>Elwood Charles Ellison III<br>Adrian M Ballintine |
| **Company Secretary** | Adrian M Ballintine |
| **Principal and Registered Office** | Collins Hill House<br>Level 6<br>412 Collins St<br>Melbourne Victoria 3000 Australia<br>Telephone +613 9603 3200<br>Facsimile +613 9600 2280<br>Web Site: www.multiemedia.com<br>Email: info@multiemedia.com.au |
| **Share Registrars** | Computershare Investor Services Pty Ltd<br>Level 12<br>262 Bourke St<br>Melbourne Victoria 3000 Australia |
| **Lawyers** | Deacons<br>Level 24<br>385 Bourke St<br>Melbourne Victoria 3000 Australia |

If you would like to receive the next edition electronically, please visit our website at www.multiemedia.com, and click *subscribe* on the home page.

Should you have any queries on anything in the newsletter, email us at; shareholder@multiemedia.com

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

Q2

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Fully Paid Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | a) 2,000,000<br>b) 250,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | a) 2 cents<br>b) 1.2 cents |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of options issued under Executive Officer Plan No. 2 and approved by shareholders 28/9/01 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 28/10/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 881,238,472 | Fully Paid Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 54,500,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>*Cross reference: rule 7.7.* | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  *Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty*

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: ........................
(Director/Company secretary)

Print name: ........................................................

== == == == ==

+ See chapter 19 for defined terms.

[redacted]



93

multiemedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# Success of Share Purchase Plan

**Friday 7th November, 2003**

Shareholders in two-way broadband satellite provider, Multiemedia (ASX listing MUL), will get a full allocation of shares following the outstanding success of its Share Purchase Plan.

Company Chief Executive Adrian Ballintine said: "There was a cap of $15 million on the Share Purchase Plan and $13.55 million was raised through shareholder participation. It is a fantastic result and shows shareholders have confidence in the technology and the future of Multiemedia."

Mr Ballintine said the cash injection would greatly assist Multiemedia to:

- Build a gateway for a VoIP telephony system (VoIP is telephone over the Internet). This will allow us to deliver voice calls from anywhere within the regions of South Africa, Middle East, China, India, North and South-East Asia and into and out of Australia. For example, a call made by a Multiemedia customer in East Timor to anywhere in Australia can be made for the cost of a local call, not at international STD call rates. Customers calling sites within their own network can effectively do this at no charge.

- Provide the infrastructure (servers, staff etc) to deliver the SPLA (Services Provider Licensing Program) with Microsoft. Subscribers to this program will be able to wirelessly receive any Microsoft product, and be able to pay for that product on a monthly basis.

- Expand the Space Centre in Newcastle as the demand for our services in other countries increases. This should enable Multiemedia to generate substantial export earnings.

- Support the ongoing growth of its distribution business (Multie Technology Distribution) which boasts more than 4,000 dealers covering Australia.

Mr Ballintine said Multiemedia's two-way satellite technology, termed NewSat, was a genuine competitor to Optus and Telstra in the broadband market.

While the fastest traditional maximum broadband speed is 512kbps, Multiemedia's NewSat service is 2Mbps up and 54Mbps down.

The International Telecommunications Union – the global body responsible for telecommunications equipment and service standardisation – believes that at least 2Mbps is needed to achieve real broadband.

Mr Ballintine said NewSat is able to put every regional business, every remote school, every remote area on the same footing as any metropolitan area.

"There is no reason why any regional area should have a second-rate telco service. Australians no longer have to rely on cable broadband. Many areas will never get a cable service. Laying cables is time-consuming and expensive. Our NewSat service can be set up in a matter of days," he said.

Mr Ballintine said the general consensus was that using satellite as a broadband solution was too expensive. "It may have been a barrier in the past, but now, in many cases, it is cheaper than traditional broadband."

**ADRIAN BALLINTINE**
Company Secretary
Multiemedia Limited

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Unquoted Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 7,150,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 6.2291 cent<br>15/9/06 |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued in accordance with Executive Officer Plan No. 2 and approved by shareholders 28/9/01 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 6/11/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 881,238,472 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 61,650,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: .........................................................

== == == == ==

+ See chapter 19 for defined terms.

[redacted]

95

RECEIVED

2004 JUL -2 A 10:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2260
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA WINS US MILITARY BUSINESS IN IRAQ

Tuesday, 11 November 2003

In conjunction with its UK based partner Transcom, Multiemedia Limited will supply the US Military with Internet and Voice Services in Iraq for Post-War Local Governance support in a deal initially worth $5 million.

USAID, the United States Agency for International Development has provided substantial funding for support in Post-War Iraq and Multiemedia's 2-way satellite offering has been selected to specifically enable the United States Military Forces based in Iraq, to communicate from the Middle East.

The deal, initially for 29 systems, occupying 20 Mb of Space Segment, and increasing to 200 systems, brokered at GITEX 2003 (a major Dubai based Telecommunications Conference), and attended by Multiemedia, will cause the company's Newcastle based Space Facility to open its Middle Eastern/African beam on 1st December 2003, 12 months earlier than anticipated.

GITEX has also generated orders from Yemen, Egypt, Iran, Kuwait, Saudi Arabia, Botswana and Mozambique and established Multiemedia as a major telecommunications force in the region.

Transcom CEO Bill Smith said, "This is just the *tip of the iceberg* for deals in this region for Multiemedia. A further 300 systems on top of the 200 currently scheduled are to be deployed over the coming months with customers including The Central Bank of Iran, Iranian Embassy in Kabul, Hempel Inc (Swiss based), Schneider (French based), and CallSat Telecom (South African based). Additionally, Transcom have a large base of existing customers and our intention is to roll them all into the Multiemedia solution."

Multiemedia continues to negotiate in other regions and hopes to soon have news regarding its satellite beams over India and China.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

[redacted]



96

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA MAKES MOBILE BROADBAND A REALITY

Tuesday, 11 November 2003

Multiemedia Limited has entered into a partnership with Tracstar Systems, America's leading developer of mobile auto self deploying antennas to rebrand and sell its products in the territory covered by the NSS6 beam.

This unique partnership will see Tracstar's technology branded "NewSat" and made available in over 60 countries covered by NSS6. Mobile Broadband is an emerging giant worldwide and Tracstar technology is deployed in organisations such as US Department of Defense, CBS, Homeland Security and EMS Services.

NewSat will offer Tracstar's very successful 75cm and 96cm mobile auto deploying antennas utilised in the Broadcast, Emergency Services, Security, Defense, and Telemedicine Industries. NewSat customers will have the ability to deliver Internet, VoIP and other broadband related services into regions which until recently were bereft of any communications whatsoever.

Mobile Broadband will be possible in any area capable of sustaining a 4WD vehicle. Imagine a film shoot in remote Australia or a medical emergency in the jungles of Indonesia. NewSat technology will be capable of delivering instant communications via notebook to any country in the world.

The rationale for this partnership was prompted by the influx of enquiries from end users such as the CFA, Police Departments, Ambulance Services, Local News Broadcasters and numerous other Internationally based support services. This NewSat initiative is the first commercial sub $30,000, immediately available, mobile solution.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

[redacted]



97

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA DELIVERS BROADBAND-AT-SEA

Thursday, 13th November 2003

WaveCall, the world's leading provider of Maritime Satellite Voice and Data Services has selected Multiemedia's NewSat services to exclusively deliver Broadband to ships at sea within Australian Coastal Waters utilizing SeaTel's state of the art antenna system. Service will be available in Australia during 1st Quarter 2004.

Sea Tel manufactures Very Small Aperture Terminal antennas (VSATs) that are designed specifically for marine use. These units are motion stabilized to withstand tough marine conditions and the ship's motion and turning. The Sea Tel antenna provides cost effective and flexible large-scale 2-way broadband multimedia network systems at sea.

For the ocean going vessel that requires the fastest connections at sea, for either urgent communications or simply surfing the web, users will be able to transfer files and images, video conference, establish voice calls, email, backup databases, VPN, through WaveCall subscription to Multiemedia's NewSat service.

Furthermore, Multiemedia has been appointed to resell the Sea Tel antenna's.

Multiemedia's CEO, Adrian Ballintine said, "This technology will be welcomed by the Fishing Fleets, Coastal Services and Naval Defense Forces of Australia, and is a vital product in our all encompassing Broadband armory.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

(98)

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | (a) 8,369,284<br>(b) 10,400,000<br>(c) 205,332,512 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | yes |
| 5 | Issue price or consideration | a) 6.5 cents<br>b) 6.25 cents<br>c) 6 cents |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Allocation of shares as a result of the Share Purchase Plan |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 12-11-03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,105,340,268 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 61,650,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: .........................................................

== == == == ==

+ See chapter 19 for defined terms.

[redacted]



99

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

## CHAIRMAIN'S AGM ADDRESS TO SHAREHOLDERS

Friday, 14th November 2003

On behalf of the Directors of Multiemedia Limited, I would like to welcome all shareholders to this meeting, I would also like to welcome those members of our staff who are here and also representatives of our business partners from:

- Deacons – our legal advisors
- Ernst & Young – our auditors
- NORS – our HR partners

I can truly say that this is the first Multiemedia Limited meeting in a long time that I am pleased to be Chairman.

12 months ago in this auditorium I outlined for you our business strategy. It involved ridding ourselves of much of the past activity of the Company and focussing on new initiatives – particularly those in the satellite space. The Board also announced during this last year our intention to review the strategic value of all our existing business units. This was done and is complete. Our Distribution business remains. The others don't.

In November last year with a share price of just over 1 cent, a market capitalisation of $6 million, a further significant trading loss and severe write offs for you to endorse, the story sounded more hope than fact.

Things got worse during the year. The share price dropped below a cent, our market capitalisation was around $4 million and our cash revenues were almost depleted.

Yet despite this, our belief in the opportunity that our satellite business would bring remained strong.

The Board remained focused and the management team under Adrian Ballintine's leadership were resolute in their pursuit of this.

Today we have a stronger business in MTD and an outstanding business in NewSat. We have a market capitalisation in excess of $100 million. We received a clean audit and have completed our write-offs from the past.

The Board and Management will ensure we maximise the potential in both of these businesses and extract maximum shareholder value as we build a sustainable, long term business.

Our sales pipeline is very strong. The diversity of our NewSat product has been evidenced in recent deals we have announced to the market.

We are very confident of success on every measure.

With the enormous growth in front of us, building a solid structure for the Company has become critical.

It is our intention to strengthen the Board in the coming months with the appointment of 2 new Directors. The Nomination Committee has already begun discussions with candidates.

As you are probably aware from the first financial year after January 2003 all listed Companies must report on compliance with the principles of good Corporate Governance.

Your Board is committed to full compliance and will advise you of our progress on our web site. We are already substantially advanced.

We are also committed to retaining and recruiting the best available talent to work for us and to employ, reward and house our staff in an appropriate way. We have engaged NORS Partners to work with us to ensure this happens. The Board is keen to have outstanding Executive talent and Adrian is committed to building a strong team to deliver positive results.

We have recently completed a Share Purchase Plan which has given the Company substantial cash reserves. I would like to thank you for your participation in this scheme and assure you the money will be used in your interests. I also wish to acknowledge the support of Findlay's Stockbrokers in earlier capital raisings.

One of the consequences of our Capital Raisings is of course the number of shares on issue. The Board will review this matter again this year and will take action when it is convinced there will be no negative effect for shareholders.

The format for today will follow past practice.

There are 3 items of Ordinary Business, 3 items of Special Business plus General Business to transact.

On the completion of these I will close the formal meeting and ask our CEO Adrian Ballintine to make a presentation to you on our business and the exciting opportunities in front of us. Adrian and his team deserve all of our congratulations for the outstanding job they have done in the last year under great stress.

Thank you for being here.

**J H WALKER**
Chairman
Multiemedia Limited

[redacted]

100



**multiemedia**

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

14 November 2003

Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir

**Annual General Meeting**

**Multiemedia Limited**

As required by section 251AA(2) of the Corporations Act the following statistics are provided in respect to each motion on the agenda. In respect to each motion the total number of votes exercisable by all validly appointed proxies was:

***Appointment of Clinton Henry Starr as a Director***

| | | |
|---|---|---|
| ☐ | Votes where the proxy directed to vote 'for' the motion | 161,637,748 |
| ☐ | Votes where the proxy was directed to vote 'against' the motion | 1,005,743 |
| ☐ | Votes where the proxy may exercise a discretion how to vote | 36,527,444 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,305,366

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

***Appointment of John Harold Walker as a Director***

| | | |
|---|---|---|
| ☐ | Votes where the proxy directed to vote 'for' the motion | 161,638,132 |
| ☐ | Votes where the proxy was directed to vote 'against' the motion | 802,974 |
| ☐ | Votes where the proxy may exercise a discretion how to vote | 36,627,444 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,407,751

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

***Approval of Past Issue of Shares***

| | | |
|---|---|---|
| ☐ | Votes where the proxy directed to vote 'for' the motion | 158,313,639 |
| ☐ | Votes where the proxy was directed to vote 'against' the motion | 4,153,520 |
| ☐ | Votes where the proxy may exercise a discretion how to vote | 22,930,533 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,111,022

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

***Approval of Executive Officer Option Plan No 2***

| | | |
|---|---|---|
| ☐ | Votes where the proxy directed to vote 'for' the motion | 151,603,979 |
| ☐ | Votes where the proxy was directed to vote 'against' the motion | 9,232,024 |
| ☐ | Votes where the proxy may exercise a discretion how to vote | 22,930,533 |

In addition, the number of votes where the proxy was directed to abstain from voting on the motion was 1,742,900

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

***Issue of Options to Directors***

| | | |
|---|---|---|
| ☐ | Votes where the proxy directed to vote 'for' the motion | 131,964,389 |
| ☐ | Votes where the proxy was directed to vote 'against' the motion | 13,256,996 |
| ☐ | Votes where the proxy may exercise a discretion how to vote | 23,014,199 |

| | |
|---|---|
| In addition, the number of votes where the proxy was directed to abstain from voting on the motion was | 1,733,631 |

The results of voting on each motion is as follows:

The motion was carried on a show of hands as an ordinary resolution.

Dated this 14th day of November 2003

**ADRIAN BALLINTINE**
Company Secretary
Multiemedia Limited

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

101

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Multiemedia Limited |

ABN

| |
|---|
| 12 003 237 303 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 35,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | yes |
| 5 | Issue price or consideration | nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue of shares in consideration for the provision of consulting services - Human Resources Services, Investor Relations Services, Financial Advice and Securities Advice |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,140,340,268 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 61,650,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ........................................................ Date: ........................
(Director/Company secretary)

Print name: ........................................................

== == == == ==

+ See chapter 19 for defined terms.

*Rule 3.19A.1*

102

# Appendix 3X

## Initial Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| **Name of entity** | **Multiemedia Limited** |
|---|---|
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

| **Name of Director** | Clinton Henry Starr |
|---|---|
| **Date of appointment** | 12 November 2002 |

### Part 1 - Director's relevant interests in securities of which the director is the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| **Number & class of securities** |
|---|
| 47,500,000 ordinary shares at $0.01 each. |

+ See chapter 19 for defined terms.

## Part 2 – Director's relevant interests in securities of which the director is not the registered holder

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

| Name of holder & nature of interest<br>Note: Provide details of the circumstances giving rise to the relevant interest.<br><br>N/A | Number & class of Securities |
|---|---|

## Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | N/A |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **No. and class of securities to which interest relates** | |

+ See chapter 19 for defined terms.

RECEIVED
2004 JUL -2 A 10:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*Rule 3.19A.2*

103

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 12 November 2003 |
| **No. of securities held prior to change** | 28,718,756 |
| **Class** | Ordinary |
| **Number acquired** | 83,333 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $4,999.98 |
| **No. of securities held after change** | 28,802,089 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Share Purchase Plan |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 16 October 2003 |
| **No. of securities held prior to change** | 29,318,756 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 600,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $57,000 |
| **No. of securities held after change** | 28,718,756 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 22 September 2003 |
| **No. of securities held prior to change** | 29,618,756 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 300,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $20,700 |
| **No. of securities held after change** | 29,318,756 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 September 2003 |
| **No. of securities held prior to change** | 30,618,756 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $68,900 |
| **No. of securities held after change** | 29,618,756 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 15 September 2003 |
| **No. of securities held prior to change** | 30,300,000 |
| **Class** | Ordinary |
| **Number acquired** | 318,756 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $22,500 |
| **No. of securities held after change** | 30,618,756 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Allotment (Directors fees) |

## Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 9 September 2003 |
| **No. of securities held prior to change** | 31,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 700,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $49,000 |
| **No. of securities held after change** | 30,300,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 4 September 2003 |
| **No. of securities held prior to change** | 23,000,000 |
| **Class** | Ordinary |
| **Number acquired** | 8,000,000 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $100,000 |
| **No. of securities held after change** | 31,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Allotment (Conversion of notes) |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 4 September 2003 |
| **No. of securities held prior to change** | 23,500,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 500,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $37,500 |
| **No. of securities held after change** | 23,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 4 September 2003 |
| **No. of securities held prior to change** | 24,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 500,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $37,000 |
| **No. of securities held after change** | 23,500,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 3 September 2003 |
| **No. of securities held prior to change** | 24,650,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 650,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $48,035 |
| **No. of securities held after change** | 24,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 3 September 2003 |
| **No. of securities held prior to change** | 25,500,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 850,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $61,965 |
| **No. of securities held after change** | 24,650,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 September 2003 |
| **No. of securities held prior to change** | 26,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 500,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $36,000 |
| **No. of securities held after change** | 25,500,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 11 August 2003 |
| **No. of securities held prior to change** | 27,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $75,000 |
| **No. of securities held after change** | 26,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 6 August 2003 |
| **No. of securities held prior to change** | 28,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $45,000 |
| **No. of securities held after change** | 27,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 22 July 2003 |
| **No. of securities held prior to change** | 31,000,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 3,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $52,800 |
| **No. of securities held after change** | 28,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 7 July 2003 |
| **No. of securities held prior to change** | 31,800,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 800,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $13,600 |
| **No. of securities held after change** | 31,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 July 2003 |
| **No. of securities held prior to change** | 33,450,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 1,650,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $16,500 |
| **No. of securities held after change** | 31,800,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 July 2003 |
| **No. of securities held prior to change** | 36,450,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 3,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $30,000 |
| **No. of securities held after change** | 33,450,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 July 2003 |
| **No. of securities held prior to change** | 42,650,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 6,200,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $62,000 |
| **No. of securities held after change** | 36,450,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 30 June 2003 |
| **No. of securities held prior to change** | 44,650,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 2,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $31,400 |
| **No. of securities held after change** | 42,650,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 17 June 2003 |
| **No. of securities held prior to change** | 45,650,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $15,000 |
| **No. of securities held after change** | 44,650,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 9 December 2002 |
| **No. of securities held prior to change** | 44,000,000 |
| **Class** | Ordinary |
| **Number acquired** | 1,650,000 |
| **Number disposed** | N/A |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $19,635 |
| **No. of securities held after change** | 45,650,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 5 December 2002 |
| **No. of securities held prior to change** | 46,905,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 2,905,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $31,955 |
| **No. of securities held after change** | 44,000,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 December 2002 |
| **No. of securities held prior to change** | 46,950,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 45,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $540 |
| **No. of securities held after change** | 46,905,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | N/A |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 29 November 2002 |
| **No. of securities held prior to change** | 47,500,000 |
| **Class** | Ordinary |
| **Number acquired** | N/A |
| **Number disposed** | 550,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $6,600 |
| **No. of securities held after change** | 46,950,000 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change** Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration** Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

RECEIVED
2004 JUL -2 A 10: 04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

104

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Multiemedia Limited |

ABN

| |
|---|
| 12 003 237 303 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | (a) 249,999<br>(b) 15385 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | yes |
| 5 | Issue price or consideration | a) 6 cents<br>b) 6.5 cents |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Allocation of shares as a result of the Share Purchase Plan |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 28-11-03 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,140,605,652 | Ordinary |

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 61,650,000 | Options |

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

| |
|---|
| |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

**Quotation agreement**

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: .........................................................

== == == == ==

+ See chapter 19 for defined terms.

RECEIVED
2004 JUL -2 A 10:04
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

105

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** Multiemedia Limited | |
| **ABN** 12 003 237 303 | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John Walker |
| **Date of last notice** | 23/9/03 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

*Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Direct or indirect interest** | direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | **Acquired** 12/11/03<br>**Disposed** 20/10/03 |
| **No. of securities held prior to change** | 585,000 |
| **Class** | ORD |
| **Number acquired** | 83,333 |
| **Number disposed** | 25,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | **Acquired** $5,000<br>**Disposed** $2,500 |
| **No. of securities held after change** | 643,333 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | **Acquisition** – Issued under the SPP<br>**Disposal** – On Market Trade. |

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Rule 3.19A.2

106

# Appendix 3Y

# Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity Multiemedia Limited** | |
| **ABN 12 003 237 303** | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Adrian Maxwell Ballintine |
| **Date of last notice** | 05/09/03 |

## Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: *In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder:<br>Jamif Pty Ltd<br>Ballintine Management Pty Ltd |
| **Date of change** | 12/11/03 |
| **No. of securities held prior to change** | 30,842,310 |
| **Class** | ORD |
| **Number acquired** | 166,666 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10,000 |
| **No. of securities held after change** | 31,008,976 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Increase as a result of Share Purchase Plan |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

107

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

| |
|---|
| Multiemedia Limited |

ABN

| |
|---|
| 12 003 237 303 |

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Unquoted Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | (a) 35,000,000<br>(b) 55,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | (a) 10.50 cent Expiry Date – 1/12/08<br>(b) 8.75 cent Expiry Date – 1/12/08 |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>*If* the additional securities do not rank equally, please state:<br>the date from which they do<br>the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | As per Resoultion 6 of the AGM held in November 2003. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 12/12/03 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,140,605,652 | Ordinary |

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 151,650,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

## *Entities that have ticked box 34(b)*

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>the date from which they do<br>the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: ..........................................................

== == == == ==

+ See chapter 19 for defined terms.

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# USA DEPARTMENT OF DEFENSE NOW LIVE IN IRAQ

Tuesday, 6 January 2004

Following the successful implementation of the infrastructure to enable the opening of the Middle Eastern/African NSS6 beam, Multiemedia wishes to advise the market that today services are operational and the first customers including the USA Department of Defense are live.

Multiemedia's Newcastle based space facility is now considered to be one of the most advanced VSAT communications Hubs in the world, with both the Australian and Middle Eastern services operating simultaneously.

The Hub enables satellite based broadband services to over 30 countries.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

[redacted]

**multi**emedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# USA DEPARTMENT OF DEFENSE NOW LIVE IN IRAQ

Tuesday, 6 January 2004

Following the successful implementation of the infrastructure to enable the opening of the Middle Eastern/African NSS6 beam, Multiemedia wishes to advise the market that today services are operational and the first customers including the USA Department of Defense are live.

Multiemedia's Newcastle based space facility is now considered to be one of the most advanced VSAT communications Hubs in the world, with both the Australian and Middle Eastern services operating simultaneously.

The Hub enables satellite based broadband services to over 30 countries.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

109

6 January 2004

Ms K Kidson
Senior Companies Adviser
Australian Stock Exchange Limited
Level 3, 630 Collins St
Melbourne VIC 3000

Via email

Dear Kate,

**RE: PRICE QUERY**

Thank you for your fax of earlier today regarding the change in price of our Company's securities.

Let me answer the questions you specifically raise.

1. Yes, see attached announcement.
2. The announcement has just been made.
3. The Company is attempting to secure numerous large contracts but is not ready to announce any yet. A reasonable person would not expect this information to be disclosed as the information is confidential and the transactions are all incomplete.
4. I confirm the Company is in compliance with the listing rules and, and particular listing rule 3.1.

Yours sincerely,

**ADRIAN BALLINTINE**
CEO
Multiemedia Limited

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Level 3
Stock Exchange Centre
530 Collins Street
Melbourne VIC 3000

GPO Box 1784Q
Melbourne
VIC 3001

Telephone 61 (03) 9617 7831
Facsimile 61 (03) 9614 0303
Internet http://www.asx.com.au

6 January 2004

Mr Adrian Ballintine
Company Secretary
Multiemedia Limited
Level 6
Collins Hill House
412 Collins Street
Melbourne VIC 3000

By Facsimile: 9600 2210

Dear Sir

**Multiemedia Limited (the "Company")**

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from 5.9 cents on 2 January 2004 to trade in the range of 7.5 – 7.9 cents today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at kate.kidson@asx.com.au or by facsimile on facsimile number (03) 9614 0303. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m.E.D.S.T) on Wednesday, 7 January 2004.

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

## Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

## Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable

to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours faithfully,

Kate Kidson
Senior Companies Adviser

Direct Line: (03) 9617 7831

[redacted]

RECEIVED

2004 JUL -2 A 10:04

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**multi**emedia

[illegible] House
Level 8
412 Collins St
Melbourne VIC
[illegible]
Australia
T +61 3 9603 3200
F +61 3 [illegible]
www.multiemedia.com
info@multiemedia.com

## MULTIEMEDIA SIGNS MAJOR MULTICAST CONTRACT

Wednesday 14th January 2004

The Directors of Multiemedia are pleased to announce the execution of a contract with Airworks Media Pty Ltd for the provision of its NewSat Satellite Broadband Service to Airworks' client, Woolworths.

The contract, while conditional on certain commercial criteria, provides for the supply of satellite broadband services to over 700 Woolworth stores and also includes the supply of critical hardware for the install program through Multiemedia's subsidiary, Multie Technology Distribution Pty Ltd.

This is a significant contract for Multiemedia, with the beneficiary of the service being a major Australian company. It signals a significant vote of confidence in the NewSat solution, which went live in October 2003. The contract further demonstrates NewSat's versatility and ability to meet specific customer needs, and also provides important hardware opportunities for MTD.

For additional information please contact:
Mr Adrian Ballantine, CEO & Company Secretary on Tel: (03) 9603 3200 or
by email at shareholder@multiemedia.com

111

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 3/12/03 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 2 January 2004 |
| **No. of securities held prior to change** | 28,802,089 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 802,089 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $47,595 |
| **No. of securities held after change** | 28,000,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

112



*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ACN** | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 20/1/03 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 5 February 2004 |
| **No. of securities held prior to change** | 28,000,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 2,500,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $209,667.99 |
| **No. of securities held after change** | 25,500,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

113



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 1,000,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | yes |
| 5 | Issue price or consideration | nil |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issue of shares in consideration for the provision of consulting services. |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 10/9/04 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,141,605,652 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 151,650,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: ..........................
(Director/Company secretary)

Print name: ............................................................

== == == == ==

+ See chapter 19 for defined terms.

[redacted]



114

multiemedia
Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# STRATEGIC ACQUISITION & NASDAQ INTENTIONS FOR MULTIEMEDIA

Monday, 23rd February 2004

## ACQUISITION OF IP ACCESS INTERNATIONAL

Multiemedia Limited is pleased to announce the signing of a Letter of Intent to acquire US based IP Access International including their North & South American Satellite business and global network and customer base.

Preliminary due diligence has been undertaken by specialist San Francisco based Investment Bank, Venturi & Company, and a valuation has been provided to Multiemedia. Further due diligence will be undertaken by Venturi in conjunction with San Francisco based lawyers Pillsbury Winthrop over the coming weeks, with a view to executing the definitive Purchase Agreement within 60 days.

Under the Letter of Intent consideration for the acquisition is part shares and part cash and earnings per share in Multiemedia are expected to increase as a result of the acquisition.

The acquisition will extend Multiemedia's existing substantial satellite coverage into North & South America and will strengthen its management through access to IP Access principals and staff.

IP Access has direct synergy with Multiemedia's existing NewSat technology platform and customer base and will provide many new North & South American based customers as well as further dealer/vendor relationships.

The principals/staff of IP Access have agreed to certain restrictions in relation to the sale or transfer of their shares for a period of 180 days following the closing of the transaction.

[redacted]

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

## INTENTION TO PURSUE NASDAQ LISTING

As part of its strategy to expand its worldwide network and to access the US Institutional and Retail shareholder base, Multiemedia has secured sponsorship from the Bank of New York to establish a Level 1 American Depositary Receipt (ADR) Program that is expected to lead to the trading of its ADR's in the US Over The Counter market with the ultimate intention of trading on the NASDAQ Exchange.

Directors of Multiemedia will investigate an appropriate schedule and strategy for further development of the ADR program to the benefit of all shareholders.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or*
*by email at* ***shareholder@multiemedia.com***

# Multiemedia Limited
# Appendix 4D



## Half yearly results for announcement to the market as at 31 December 2003

| | | | | $A'000 |
|---|---|---|---|---|
| Revenues from ordinary activities | down | 43.45% | to | $8,202 |
| Profit (loss) from ordinary activities after tax attributable to members | down | N/A | to | ($4,558) |
| Net profit (loss) for the period attributable to members | down | N/A | to | ($4,558) |

| **NTA backing** | 31 December 2003 | 31 December 2002 |
|---|---|---|
| Net tangible asset backing per ordinary security | 1.14¢ | (0.44) ¢ |

The loss is in line with the Board's expectation. A majority relates to the increased cost of sales and development associated with preparing the company for its next phase of profitability and the residual relates to expenses associated with re-valuation of our capital structure and expenses associated with raising capital. Whilst the Board's clear expectation was a loss to December 31st, it is confident that work in progress will see a substantial turnaround by June 30th.

It is pleasing to see the 360% increase in net tangible asset backing per ordinary security, as well as $11.3 million of cash reserves and a 1,376% increase in assets over liabilities.

**Dividends**
There were no dividends declared or paid in the previous or current period

**Basis of accounts preparations**
This is a general purpose financial report prepared in accordance with the listing rules and AASB 1029: Half-Year Accounts and Consolidated Accounts. It should be read in conjunction with the last annual report and any announcements to the market made during the period. They are currently in the process of being reviewed.

# Multiemedia Limited

## Half Yearly Financial Reports

## As at 31 December 2003

# Directors Report

**Directors**

A M Ballintine
J H Walker
C H Starr
E C Ellison III

## Review and Results of Operations

Since our last Directors' Report to June 30th 2003 the Company has focused on 2 synergistic businesses. Firstly, hi-speed satellite broadband and secondly technology distribution. The new satellite business has been established under the brand **NEWSAT** and the well-established distribution business has been re-branded **MTD**.

Both brands have been developed for global recognition in conjunction with independent marketing and advertising agencies.

The Company has raised significant capital to develop its Newcastle based Teleport into a world class space facility with the capacity to initially provide hi-speed broadband connectivity to 60% of the worlds population. Customers have been secured in Australia, Papua New Guinea, Timor, Iraq, Iran, Bahrain, Saudi Arabia and Lebanon.

With $11 million cash at bank at December 2003 and an improving balance sheet, Multiemedia is on track to achieve measured growth in 2004.

Disposal of non-core businesses is finalised and new staff with new skills sets employed to drive both our businesses. While these initiatives have contributed to our half-year loss they will also underpin a successful future.

**ROUNDING**

The amounts contained in this report and in the half-year financial report have been rounded to the nearest $1,000 (where rounding is applicable) under the option available to the company under ASIC Class Order 98/0100. The company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors.

Adrian Ballintine
Director and CEO
27 February 2004

## Condensed Consolidated statement of financial performance

| | Notes | 2003 $'000 | 2002 $'000 |
|---|---|---|---|
| Revenue from Ordinary Activities | 2 | 8,202 | 14,505 |
| Expenses from ordinary activities | | (12,689) | (13,820) |
| Borrowing costs | | (71) | (167) |
| **Profit (loss) from ordinary activities before tax**[a] | | **(4,558)** | **518** |
| Income tax on ordinary activities | | - | |
| **Profit (loss) from ordinary activities after tax** | 2 | **(4,558)** | |
| Profit (loss) from extraordinary items after tax | | - | - |
| **Net profit (loss)** | | **(4,558)** | **518** |
| Net profit (loss) attributable to outside equity interests | | - | |
| **Net profit (loss) for the period attributable to members** | | **(4,558)** | **518** |

## Earnings per security (EPS)

| | | | |
|---|---|---|---|
| (a) | Basic loss per share | (0.5) ¢ | .09¢ |
| (b) | Diluted loss per share | (0.5)¢ | .09¢ |

| | | Notes | 2003 | 2002 |
|---|---|---|---|---|
| a. | Significant items included within profit from ordinary activities before tax | 2 | (1,641) | - |

# Condensed Consolidated statement of financial position

| | Notes | As at 31/12/03 $'000 | As at 30/6/03 $'000 |
|---|---|---|---|
| **Current assets** | | | |
| Cash assets | | 11,335 | 194 |
| Receivables | | 1,829 | 2,622 |
| Inventories | | 1,098 | 873 |
| Other | | 661 | 413 |
| **Total current assets** | | **14,923** | **4,104** |
| **Non-current assets** | | | |
| Property, plant and equipment | | 2,114 | 428 |
| Intangibles | | 1,489 | 1,549 |
| Other | | 48 | 48 |
| **Total non-current assets** | | **3,651** | **2,026** |
| **Total assets** | | **18,574** | **6,130** |
| **Current liabilities** | | | |
| Payables | | 2,246 | 4,061 |
| Interest bearing liabilities | | 1,373 | 2,504 |
| Provisions | | 192 | 215 |
| Other | | 22 | 112 |
| **Total current liabilities** | | **3,833** | **6,893** |
| **Non-current liabilities** | | | |
| Interest bearing liabilities | | 84 | 92 |
| Provisions | | 212 | 277 |
| **Total non-current liabilities** | | **296** | 369 |
| **Total liabilities** | | **4,129** | **7,262** |
| **Net assets** | | **14,445** | **(1,132)** |
| ***Equity attributable to members of the parent entity*** | | **14,445** | **(1,132)** |

# Condensed consolidated statement of cash flows

| | Notes | 2003 $'000 | 2002 $'000 |
|---|---|---|---|
| **Cash flows related to operating activities** | | | |
| Receipts from customers | | 9,195 | 11,988 |
| Payments to suppliers and employees | | (13,212) | (12,530) |
| GST received (paid) | | - | (121) |
| Interest and other items of similar nature received | | 77 | 6 |
| Interest and other costs of finance paid | | (71) | (167) |
| **Net operating cash flows** | | **(4,011)** | **(824)** |
| **Cash flows related to investing activities** | | | |
| Payment for purchases of property, plant and equipment | | (1,914) | - |
| Proceeds from sale of property, plant and equipment | | - | 14 |
| **Net investing cash flows** | | **(1,914)** | **14** |
| **Cash flows related to financing activities** | | | |
| Proceeds from issues of securities (shares, options, etc.) | | 17,719 | 868 |
| Proceeds from borrowings | | - | 43 |
| Repayment of borrowings | | (653) | (587) |
| Repayment of finance lease principle | | - | (91) |
| **Net financing cash flows** | | **17,066** | **233** |
| **Net increase (decrease) in cash held** | | **11,141** | **(577)** |
| Cash at beginning of period | | 194 | 839 |
| **Cash at end of period** | | **11,335** | **262** |

# Notes to the Half Year Financial Statements

## Note 1

## BASIS OF PREPARATION OF THE HALF-YEAR FINANCIAL REPORT

The half-year financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the full financial report.

The half-year financial report should be read in conjunction with the Annual Financial Report of Multiemedia Limited as at 30 June 2003. It is also recommended that the half-year financial report be considered together with any public announcements made by Multiemedia Limited and its controlled entities during the half-year ended 31 December 2003 in accordance with the continuous disclosure obligations arising under the Corporations Act 2001.

**(a) Basis of accounting**

The half-year financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Accounting Standards including AASB 1029 "Interim Financial Reporting" and other mandatory professional reporting requirements (Urgent Issues Group Consensus Views).

For the purpose of preparing the half-year financial report, the half-year has been treated as a discrete reporting period.

### (b) Changes in accounting policies

The accounting policies applied are consistent with the most recent annual financial report for the year ended 30 June 2003.

## Note 2

### Profit/ (Loss) from ordinary activities

Profit/(Loss) from ordinary Activity including the following revenue and expense whose disclosure is relevant in the explaining the financial performance of the consolidated entity.

| | | |
|---|---|---|
| **Revenues** | | |
| Licensing of Technology | 5 | 18 |
| Distribution of Technology Products | 7,657 | 10,275 |
| Provision of Services-communications and software | 431 | 1,440 |
| Interest from other persons | 77 | |
| Other revenue items in total | 32 | 2,772 |
| **Total Revenues** | **8,202** | **14,505** |
| | | |
| **Expenses** | | |
| Cost of Sales and Development | 7,594 | 9,602 |
| Sales and Marketing Expenses | 371 | 521 |
| Occupancy Expenses | 93 | 177 |
| Administrative Expenses | 2,668 | 3,047 |
| Depreciation and Amortisation | 322 | 473 |
| | | |
| **Significant Items** | | |
| Cost of shares issued in lieu of cash for strategic advice relating to re-valuation of capital structure and capital raising | 1,641 | - |
| | | |
| **Total Expenses** | **12,689** | **13,820** |

## Note 3

### CONTINGENT ASSETS AND LIABILITIES

Following the administration of a former subsidiary, Multie Software Services Pty Ltd during the year ended 30 June 2003, outstanding claims from the ATO have been made. The total claimed by the ATO, via Multie Software Services Pty Ltd in this regard is $692,727. At the date of this financial report, the director of Multie Software Services Pty Ltd contests the claim, and the directors of Multiemedia Limited do not consider that any potential obligation on Multiemedia Limited can be reliably measured.

Note 4

MultiEmedia Limited
Half Year Segment Reporting Disclosure
31-Dec-03

| Segment Result | Licensing of Technology | | Distribution of Technology Products | | Communications & Software | | Other | | Eliminations | | Consolidated | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | Dec-03 | Dec-02 | Dec-03 | Dec-02 | Dec-03 | Dec-02 | Dec-03 | Dec-02 | Dec-03 | Dec-02 | Dec-03 | Dec-02 |
| | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ | $ |
| **Revenue** | | | | | | | | | | | | |
| Sales to Customer outside the Group | 5 | 18 | 7,657 | 10,275 | 431 | 1,440 | | 2,772 | | - | 8,093 | 14,505 |
| Other Revenues | | - | | | | | 109 | | | | 109 | - |
| Intersegment Revenues | | | 51 | | 39 | | | 39 | (90) | (39) | | - |
| Total Segmnet Revenue | 5 | 18 | 7,708 | 10,275 | 470 | 1,440 | 109 | 2,811 | (90) | (39) | 8,202 | 14,505 |
| Unallocated Revenue | | | | | | | | | | | | - |
| **Results** | | | | | | | | | | | | |
| Segment Results | (51) | (279) | (52) | (136) | (1,602) | (763) | (2,853) | 1,696 | | | (4,558) | 518 |

# Note 5

## Subsequent Events

On 14 January 2004 Multiemedia executed a contract with Airworks Media Pty Ltd for the provision of its NewSat Satellite Broadband Service to Airworks' client, Woolworths. The contract, while conditional on certain commercial criteria, provides for the supply of satellite broadband services to over 700 Woolworths stores and also the supply of critical hardware for the install program through Multiemedia's subsidiary, Multie Technology Distribution Pty Ltd.

On 23 February 2004 Multiemedia Limited signed a Letter of Intent with US based IP Access International for the acquisition of their North & South American Satellite business. Preliminary due diligence has been undertaken by specialist San Francisco based Investment Bank, Venturi & Company, and a fair and reasonable valuation has been provided to Multiemedia. Further due diligence will be undertaken by Venturi in conjunction with San Francisco based lawyers Pillsbury Winthrop over the coming weeks, with a view to execution of the definitive Purchase Agreement within 60 days. Consideration for the acquisition is anticipated to be AUD$13 million, comprising AUD$3 million cash and 125 million shares and IP Access will have the opportunity to nominate one person for appointment to the Multiemedia Board.

On 23 February 2004, as part of its strategy to expand its worldwide network and to access the US Institutional and Retail shareholder base, Multiemedia secured sponsorship from the Bank of New York to establish a Level 1 American Depositary Receipt (ADR) Program that will lead to the trading of its ADR's in the US Over The Counter market with the ultimate intention of trading on the NASDAQ Exchange. Directors of Multiemedia will investigate an appropriate schedule and strategy for further development of the ADR program to the benefit of all shareholders.

These events were not in existence at 31 December 2003 and any cost or revenues arising out of these new events have not been recognised in the result at year end.

# Directors Declaration

In accordance with a resolution of the directors of Multiemedia Limited, I state that:

In the opinion of the directors:

(a) the financial statements and notes of the consolidated entity:

   (i) give a true and fair view of the financial position as at 31 December 2003 and the performance for the half-year ended on that date of the consolidated entity; and

   (ii) comply with Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Adrian Ballintine
Director and CEO
27 February 2004

ERNST & YOUNG

120 Collins Street
Melbourne VIC 3000
Australia

GPO Box 67
Melbourne VIC 3001

Tel 61 3 9288 8000
Fax 61 3 9654 6166
DX 293 Melbourne

**Independent review report to members of Multiemedia Limited**

**Scope**

*The financial report and directors' responsibility*

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows and accompanying notes to the financial statements for the consolidated entity comprising both Multiemedia Limited (the company) and the entities it controlled during the half-year ended 31 December 2003, and the directors' declaration for the company, for the half-year ended 31 December 2003.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the consolidated entity, and that complies with Accounting Standard AASB 1029 "Interim Financial Reporting", in accordance with the *Corporations Act 2001*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

*Review approach*

We conducted an independent review of the financial report in order to make a statement about it to the members of the company, and in order for the company to lodge the financial report with the Australian Stock Exchange and the Australian Securities and Investments Commission.

Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements, in order to state whether, on the basis of the procedures described, anything has come to our attention that would indicate that the financial report is not presented fairly in accordance with the *Corporations Act 2001*, Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, so as to present a view which is consistent with our understanding of the consolidated entity's financial position, and of its performance as represented by the results of its operations and cash flows.

A review is limited primarily to inquiries of company personnel and analytical procedures applied to the financial data. These procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

**Independence**

We are independent of the company, and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*.

**Statement**

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the financial report of the consolidated entity, comprising Multiemedia Limited and the entities it controlled during the half-year ended 31 December 2003 is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of the consolidated entity at 31 December 2003 and of its performance for the half-year ended on that date; and

  (ii) complying with Accounting Standard AASB 1029 "Interim Financial Reporting" and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Ernst & Young

David J. Shewring
Partner
Melbourne
27 February 2004

STANDARD
&POOR'S



116

# Press Release

## Standard & Poor's Announces March 2004 Quarterly Rebalance to the S&P/ASX Indices

Sydney, March 5, 2004— Standard & Poor's, the leading provider of equity indices in Australia, announces that effective after the close of business on March 19, 2004 the following constituent additions and deletions will take place in the S&P/ASX 50, S&P/ASX 200 and S&P/ASX 300 indices.

### S&P/ASX 20

**NO CHANGES**

### S&P/ASX 50

**ADDITION**

| CODE | NAME |
|---|---|
| NCM | NEWCREST MINING LIMITED |

**REMOVAL**

| CODE | NAME |
|---|---|
| SRP | SOUTHCORP LIMITED |

### S&P/ASX 100

**NO CHANGES**

### S&P/ASX 200

**ADDITIONS**

| CODE | NAME |
|---|---|
| ALH | AUSTRALIAN LEISURE AND HOSPITALITY GROUP |
| GSACA | GALILEO SHOPPING AMERICA TRUST |
| IFL | IOOF HOLDINGS LIMITED |
| MDT | MACQUARIE DDR TRUST |
| MXGCA | MULTIPLEX GROUP |
| RCL | REPCO CORPORATION LIMITED |
| WOR | WORLEY GROUP LIMITED |

**REMOVALS**

| CODE | NAME |
|---|---|
| AHD | AMALGAMATED HOLDINGS LIMITED |
| ASB | AUSTAL LIMITED |
| GHG | GRAND HOTEL GROUP |
| GGL | THE GRIBBLES GROUP LIMITED |
| PRT | PRIME TELEVISION LIMITED |
| SKE | SKILLED ENGINEERING LIMITED |
| TEM | TEMPO SERVICES LIMITED |

## S&P/ASX 300

**ADDITIONS**

| CODE | NAME |
|---|---|
| AVV | AAV LIMITED |
| LEP | ALE PROPERTY GROUP |
| ALH | AUSTRALIAN LEISURE & HOSPITALITY GROUP |
| AVJ | AVJENNINGS HOMES LIMITED |
| BOL | BOOM LOGISTICS LIMITED |
| GSACA | GALILEO SHOPPING AMERICA TRUST |
| IIN | IINET LIMITED |
| IVC | INVOCARE LIMITED |
| IFL | IOOF HOLDINGS LIMITED |
| JBH | JB HI-FI LIMITED |
| KZL | KAGARA ZINC LIMITED |
| LYC | LYNAS CORPORATION LIMITED |
| MAH | MACMAHON HOLDINGS LIMITED |
| MDT | MACQUARIE DDR TRUST |
| MPM | MPI MINES LIMITED |
| MUL | MULTIEMEDIA LIMITED |
| MXGCA | MULTIPLEX GROUP |
| PSV | PERSEVERANCE CORPORATION LIMITED |
| PSD | PSIVIDA LIMITED |
| RDF | REDFLEX HOLDINGS LIMITED |
| REP | REPCO CORPORATION LIMITED |
| SAI | SAI GLOBAL LIMITED |
| SMY | SALLY MALAY MINING LIMITED |
| SDG | SUNLAND GROUP LIMITED |
| VLL | VILLAGE LIFE LIMITED |
| VTI | VIROTEC INTERNATIONAL LIMITED |
| WSA | WESTERN AREAS NL |

**REMOVALS**

| CODE | NAME |
|---|---|
| ACF | ACUMEN CAPITAL PROPERTY SECURITIES FUND |
| ALK | ALKANE EXPLORATION LIMITED |
| ALU | ALTIUM LIMITED |
| ANMNA | AUSTRALIAN MAGNESIUM CORPORATION LIMITED (Loan Stapled Securities) |
| HTA | HUTCHISON TELECOMMUNICATIONS (AUSTRALIA) LIMITED |
| LOK | LOOKSMART LIMITED |
| MXL | MXL LIMITED |
| QCH | QUEENSLAND COTTON HOLDINGS LIMITED |
| SRI | SIPA RESOURCES LIMITED |
| SGS | STARGAMES LIMITED |

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company.

Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

**About Standard & Poor's**

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 5000 employees located in 20 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions. For more information, visit www.standardandpoors.com.au.

**For more information contact:**

Adrian Howard, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Rule 3.19A.2

117

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Adrian Maxwell Ballintine |
| **Date of last notice** | 12/11/03 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder:<br>Jamif Pty Ltd<br>Ballintine Management Pty Ltd |
| **Date of change** | 11/3/04 |
| **No. of securities held prior to change** | 31,008,976 |
| **Class** | ORD |
| **Number acquired** | |
| **Number disposed** | 2,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $155,000 |
| **No. of securities held after change** | 29,008,976 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity Multiemedia Limited** | |
| **ABN 12 003 237 303** | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Adrian Maxwell Ballintine |
| **Date of last notice** | 11/3/04 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Indirect |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | Shareholder of register holder:<br>Jamif Pty Ltd<br>Ballintine Management Pty Ltd |
| **Date of change** | 12/3/04 |
| **No. of securities held prior to change** | 29,008,976 |
| **Class** | ORD |
| **Number acquired** | |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $76,000 |
| **No. of securities held after change** | 28,008,976 |
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

+ See chapter 19 for defined terms.

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Computershare

112



Tuesday 16 March 2004

Investor Services

Computershare Investor Services Pty Limited
ABN 48078279277
Level Twelve 565 Bourke St
Melbourne Victoria 3000 Australia
GPO Box 2975EE
Melbourne Victoria 3001 Australia
DX Box 30941
Investor Enquiries 1300 850 505
Telephone 61 3 9611 5711
Facsimile 61 3 9611 5710
www.computershare.com

Australia
Canada
Channel Islands
Germany
Hong Kong
Ireland
New Zealand
South Africa
United Kingdom
USA

Australian Stock Exchange Limited
Company Announcements
Attention: Ms Pam Ross

Fax - 1900 999 279 - 5 Pages

**Change Of Address Notification**

Dear Ms Ross,

With effect from commencement of business on 22 March 2004, the Melbourne Office of Computershare Investor Services Pty Limited (CIS) is moving:

From
Level 12, 565 Bourke Street, Melbourne Victoria 3000

To
Yarra Falls, 452 Johnston Street, Abbotsford, Victoria 3067
Main Switchboard – 03 9415 5000
Enquiries outside Australia - +61 3 9415 4000
Facsimile - +61 3 9473 2500

The postal address remains unchanged:
GPO Box 2975, Melbourne, Victoria 3001

Our 1300 and 1800 prefixed numbers also remain unchanged.

Lodgement of documentation by member organisations, security holders, and other interested parties must be made to the new address with effect from 22 March 2004.

Attached is a list of the clients of CIS Melbourne Office who are affected by this move. Could you please arrange for the details concerning the location of the securities registers to be amended.

Should you have any further questions relating to this matter, please contact the undersigned.

Yours Sincerely,

Peter Vaughan
Computershare Investor Services Pty Limited

Computershare

| [illegible] | |
|---|---|
| AAT | Autron Corporation Limited |
| ADA | Adacel Technologies Limited |
| ADL | Admerex Limited |
| ADT | Advent Limited |
| AEO | Austereo Group Limited |
| AET | Ausmelt Limited |
| AFL | Australian Pure Fruits Limited |
| AGS | Alliance Resources Limited |
| AIX | Australian Infrastructure Fund |
| ALH | Australian Leisure & Hospitality Group Limited |
| AMC | Amcor Limited |
| AML | AMRAD Corporation Limited |
| AMZ | Amcor Investments (New Zealand) Limited |
| ANN | Ansell Limited |
| ANP | Antisense Therapeutics Limited |
| ANX | Anadis Limited |
| ANZ | Australia and New Zealand Banking Group Limited |
| ARP | ARB Corporation Limited |
| ASK | Amskan Limited |
| ASU | Alpha Technologies Corporation Limited |
| ATG | Austin Group Limited |
| ATH | A Tech Holdings Limited |
| AUI | Australian United Investment Company Limited |
| AVC | Australian Visual Communications Limited |
| AVF | Australian Value Funds Management Limited |
| AVJ | A V Jennings Homes Limited |
| AWB | AWB Limited |
| AWC | Alumina Limited |
| AXA | AXA Asia Pacific Holdings Limited |
| AXH | Adex Holdings Limited |
| AXN | Axon Instruments Inc. |
| BOC | Bougainville Copper Limited |
| BAX | Baxter Group Limited |
| BDG | Bendigo Mining NL |
| BDM | Biodiem Limited |
| BER | Berklee Limited |
| BFL | Bonlac Foods Limited |
| BGF | Ballarat Goldfields NL |
| BHP | BHP Billiton Limited |
| BKA | Buka Minerals Limited |
| BKV | Big Kev's Limited |
| BOL | Boom Logistics Limited |
| BSN | Bisan Limited |
| CAL | Citic Australia Trading Limited |
| CBC | China Convergent Corporation Limited |
| CBD | CBD Energy Limited |
| CDC | Child Care Centres Australia Limited |
| CDL | Canada Land Ltd |
| CDX | CDS Technologies Limited |
| CEQ | Central Equity Limited |
| CGO | CPT Global Limited |
| CID | Citadel Pooled Development Limited |
| CIH | China Construction Holdings Limited |
| CIR | Circadian Technologies Limited |
| CLL | P. Cleland Enterprises Limited |

Computershare

| | |
|---|---|
| CML | Coles Myer Limited |
| CPI | CPI Group Limited |
| CRO | Crown Limited |
| CRP | Cryptome Pharmaceutical Limited |
| CSL | CSL Limited |
| CST | Cellestis Limited |
| CUE | Cue Energy Resources Limited |
| CTY | Country Road Limited |
| DFT | Datafast Telecommunications Limited |
| DMY | Dromana Estates Limited |
| DNI | Digital Now Inc |
| DPL | Daily Planet Limited, The |
| DUI | Diversified United Investment Limited |
| EAC | East African Coffee Plantations Limited |
| EIF | Eiffel Technologies Limited |
| EMI | emitch Limited |
| EPR | Essential Petroleum Resources Limited |
| EPT | Epitan Limited |
| EQT | Equity Trustees Limited |
| ERH | Eromanga Hydrocarbons NL |
| EWL | Entertainment World Limited |
| EWN | Erawan Company Limited |
| FEA | Forest Enterprises Australia Limited |
| FGL | Foster's Group Limited |
| FRM | Farm Pride Foods Limited |
| FUN | Funtastic Limited |
| GAN | CFS Gandel Retail Trust |
| GAP | Gale Pacific Limited |
| GAS | Gasnet Australia Group |
| GCN | GoConnect Limited |
| GHG | Grand Hotel Group Limited |
| GNS | Gunns Limited |
| GUD | GUD Holdings Limited |
| HLT | Healthpoint Technologies Limited |
| HWI | Housewares International Limited |
| IAS | IASBet Limited |
| IAT | Iatia Limited |
| ICP | International Concert Attractions Limited |
| IGP | Investor Group Limited |
| INO | Innovonics Limited |
| INT | Intermoco Limited |
| ION | ION Limited |
| IRN | Indophil Resources NL |
| ITE | I T & E Limited |
| IWL | IWL Limited |
| IXL | IXLA Limited |
| JBH | JB Hi-Fi Limited |
| JRV | Jervois Mining Limited |
| KNH | Koon Holdings Ltd |
| LKO | Lakes Oil NL |
| LKP | Lako Pacific Limited |
| LMC | Lemarne Corporation Limited |
| LSG | Lion Selection Group Limited |
| MBF | MBF Carpenters Limited |
| MBP | Metabolic Pharmaceuticals Limited |
| MCH | Murchison Holdings Limited |

Computershare

| | |
|---|---|
| MCL | M2M Corporation Limited |
| MCP | McPherson's Limited |
| MDL | Mineral Deposits Limited |
| MMS | McMillan Shakespeare Limited |
| MPM | MPI Mines Limited |
| MRY | Monteray Group Limited |
| MSI | Multistack International Limited |
| MUL | Multiemedia Limited |
| MVP | Medical Developments International Limited |
| MWC | Media World Communications Limited |
| MYO | MYOB Limited |
| NAL | Norwood Abbey Limited |
| NCI | National Can Industries Limited |
| NFO | Network Foods Limited |
| NHM | New Holland Mining Limited |
| NLX | Nylex Limited |
| NNZ | Nylex (New Zealand) Limited |
| NPH | New Privateer Holdings Limited |
| NUF | Nufarm Limited |
| NWK | Network Limited |
| OCO | Oriel Communications Limited |
| OIL | Optiscan Imaging Limited |
| OKN | Oakton Limited |
| PAS | Pasminco Limited |
| PBT | Prana Biotechnology Limited |
| PCE | Pinnacle VRB Limited |
| PCO | Pracom Limited |
| PHL | Pearl Healthcare Limited |
| PMV | Premier Investments Limited |
| POH | Phosphagenics Limited |
| PPX | PaperlinX Limited |
| PRG | Programmed Maintenance Services Limited |
| PRM | Plenty River Corporation Limited |
| PRV | Premium Investors Limited |
| PSG | Palm Springs Limited |
| QST | Quest Investments Limited |
| RBS | Roberts Limited |
| RCL | Repco Corporation Limited |
| RDF | Redflex Holdings Limited |
| REH | Reece Australia Limited |
| RIO | Rio Tinto Limited |
| RMG | RMG Limited |
| RNG | Range River Gold Ltd. |
| SCE | Suntech Environmental Group Limited |
| SED | Sedimentary Holdings Limited |
| SEE | Sun Capital Group Limited |
| SEN | Senetas Corporation Limited |
| SHV | Select Harvests Limited |
| SIG | Sigma Company Limited |
| SKE | Skilled Engineering Limited |
| SKS | Stokes (Australasia) Limited |
| SMX | SMS Management & Technology Limited |
| SNO | Snowball Group Limited |
| SPC | SPC Ardmona Limited |
| SPD | Strategic Pooled Development Limited |
| SPL | Starpharma Pooled Development Limited |

Computershare

| | |
|---|---|
| SPT | Spotless Group Limited |
| SSI | Sino Securities International Ltd |
| STP | SteriCorp Limited |
| STS | Structural Systems Limited |
| SWG | Swish Group Limited, The |
| TAW | Tawana Resources NL |
| TCL | Transurban Group |
| TCS | Transurban CARS Trust |
| TGG | Templeton Global Growth Fund Ltd |
| TGR | Tassal Group Limited |
| TIM | Timbercorp Limited |
| TKG | Takoradi Limited |
| TOD | Timbercorp Orchard Trust |
| TOL | Toll Holdings Limited |
| TOR | Ticor Limited |
| TPX | Tasmanian Perpetual Trustees Limited |
| TRG | Treasury Group Limited |
| TRU | Trust Company of Australia Limited |
| TRY | Troy Resources NL |
| TSS | Tassal Limited |
| TTI | Traffic Technologies Ltd |
| TXT | Text Media Limited |
| TZL | TZ Limited |
| UEC | UECOMM Limited |
| USH | US Masters Holdings Limited |
| UXC | UXC Limited |
| VHL | Virax Holdings Limited |
| VIA | Viagold Capital Limited |
| VRL | Village Roadshow Limited |
| WBA | Webster Limited |
| WFL | Willmott Forests Limited |
| WIF | Wine Investment Fund Limited |
| WWA | Wridgways Australia Limited |
| WWH | Water Wheel Holdings Limited |
| XQA | Queensland Electricity Board |
| XQB | Brisbane City Council |
| XQL | Queensland Treasury Corporation |
| XSQ | South Australian Government Financing Authority |
| XTA | Hydro Electricity Commission of Tasmania |
| XVG | Treasury Corporation of Victoria |
| XWD | Western Australian Treasury Corporation |
| ZEL | Zeolite Australia Limited |

[illegible]

AuSelect Limited
Contango Microcap Limited
Mount Rommel Mining Limited
Pacific Brands Limited
Warrenmang Limited
Zinifex Limited

[redacted]

119

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2260
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA DECIDES AGAINST USA ACQUISITION

Friday, 19 March 2004

The due diligence process has lead Multimedia Directors to call off their intended purchase of US based IP Access International.

Directors believe shareholders interests are better served at this stage through preservation of the company's strong cash balances and support of internally generated growth.

Direct relationships with International satellite vendors are growing stronger and the need for external assistance is diminishing as employees gain increased skills.

The company will continue to work with IP Access International and remain open to other acquisition opportunities.

*For additional information please contact:*

*Mr Adrian Ballintine, CEO & Company Secretary on (03) 9603 3200, or by email at* ***shareholder@multiemedia.com***

(120)



Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 5 February 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 6/2/04 |
| **No. of securities held prior to change** | 25,500,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 1,100,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 80,504.60 |
| **No. of securities held after change** | 24,400,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19/03/04 |

**Part 1 - Change of director's relevant interests in securities**

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 9/2/04 |
| **No. of securities held prior to change** | 24,400,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 400,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 29,274.40 |
| **No. of securities held after change** | 24,000,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19/03/04 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)** Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 11/2/04 |
| **No. of securities held prior to change** | 24,000,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 500,000 |
| **Value/Consideration** Note: If consideration is non-cash, provide details and estimated valuation | 5000.00 |
| **No. of securities held after change** | 23,500,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Off-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19/03/04 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 26/2/04 |
| **No. of securities held prior to change** | 23,500,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 81,098.00 |
| **No. of securities held after change** | 22,500,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | on-market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| ACN | 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19/03/04 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 03/03/04 |
| **No. of securities held prior to change** | 22,500,000 |
| **Class** | Ordinary |
| **Number acquired** | |
| **Number disposed** | 2,500,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | 187,910.00 |
| **No. of securities held after change** | 20,000,000 |

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | on-market trade |

## Part 2 – Change of director's interests in contracts

*Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | NIL |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>*Note: If consideration is non-cash, provide details and an estimated valuation* | |
| **Interest after change** | |

Enquiries 03 5177 3988

Issue date 27 Mar 04

RECEIVED
2004 JUL -2 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

121

ASIC
Australian Securities & Investments Commission

# Company Statement

**Extract of particulars** – s346A(1) Corporations Act 2001

## Check this statement carefully

You are legally obligated to ensure that all your company details are complete and correct. This is required under s346C (1) and/or s346B and s346C (2) of the Corporations Act 2001.

You must check this statement carefully and inform ASIC of any changes or corrections immediately. **Do not return this statement.** You must notify ASIC within 28 days after the date of change, and within 28 days after the date of issue of your annual company statement. Late lodgement of changes will result in late fees.

ACN 003 237 303 ✓
FOR MULTIEMEDIA LIMITED ✓

REVIEW DATE: **26 March 04**

## You must notify ASIC of any changes to company details — Do not return this statement

**www.asic.gov.au/easylodge**
Log in with your Corporate Key:
**40564648**

**Use Form 484** to make changes to company details.
**Use Form 492** if you've already notified ASIC of changes but they are not shown correctly in this statement.

Phone if you've already notified ASIC of changes but they are not shown correctly in this statement.
Ph: 03 5177 3988

Use your agent.

## Company statement

These are the current company details held by ASIC. You must check this statement carefully and inform ASIC of any changes or corrections immediately. Late fees apply. **Do not return this statement.**

**1 Registered office**

LEVEL 6 COLLINS HILL HOUSE 412 COLLINS STREET MELBOURNE VIC 3000

**2 Principal place of business**

LEVEL 6 COLLINS HILL HOUSE 412 COLLINS STREET MELBOURNE VIC 3000

**3 Officeholders**

Name: ADRIAN MAXWELL BALLINTINE
Born: MELBOURNE VIC
Date of birth: 29/11/1955
Address: 43 BAMBRA ROAD CAULFIELD NORTH VIC 3161
Office(s) held: DIRECTOR, APPOINTED 21/06/1999; SECRETARY, APPOINTED 23/10/2002

Name: JOHN HAROLD WALKER
Born: SALFORD UNITED KINGDOM
Date of birth: 13/07/1951
Address: 12 WENTWORTH STREET RANDWICK NSW 2031
Office(s) held: DIRECTOR, APPOINTED 29/08/2000

Name: CLINTON HENRY STARR
Born: SYDNEY NSW
Date of birth: 06/08/1947
Address: 23 CRESWICK STREET BRIGHTON EAST VIC 3187
Office(s) held: DIRECTOR, APPOINTED 12/11/2002

These details continued on the next page

# Company Statement continued

**3 Officeholders**

Name: ELWOOD CHARLES ELLISON III
Born: SYRACUSE NEW YORK UNITED STATES
Date of birth: 29/12/1953
Address: 1397 VIA DEL LOS GRANDE SAN JOSE CALIFOR UNITED STATES OF AMERICA
Office(s) held: DIRECTOR, APPOINTED 14/06/2002

**4 Company share structure**

| Share class | Share description | Number issued | Total amount paid | Total amount unpaid |
|---|---|---|---|---|
| ORD | ORDINARY SHARES | 665941594 | $56142817.00 | $0.00 |

**5 Members**

Name: WESTMEATS PTY. LTD. ACN 004 879 136
Address: 12 HUNTINGFORD ROAD TOORAK VIC 3142

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 5500000 | Yes | Yes |

Name: KATHMANDU INVESTMENTS PTY LTD ACN 004 940 630
Address: C/- ALLMAND PARTNERS LEVEL 7 459 COLLINS STREET MELBOURNE VIC 3000

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 27028942 | Yes | Yes |

Name: L.J. THOMSON PTY. LTD. ACN 005 715 006
Address: PO BOX 1565 MILDURA VIC 3502

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 6046517 | Yes | Yes |

Name: MICALLEF PLUMBING INDUSTRIES PTY. LTD. ACN 005 779 224
Address: 13 CAMBRIAN AVENUE PRESTON VIC 3072

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 17142857 | Yes | Yes |

Name: DGJ MELBOURNE PTY LTD ACN 007 138 285
Address: ROOM 1 LEVEL 24 385 BOURKE STREET MELBOURNE VIC 3000

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 5000000 | Yes | Yes |

Name: JAMIF PTY. LTD. ACN 007 213 596
Address: 43 BAMBRA ROAD CAULFIELD SOUTH VIC 3162

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 35242310 | Yes | Yes |

Name: DEXAPINE PTY. LTD. ACN 054 259 148
Address: PO BOX 25 GEEBUNG QLD 4034

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 5500000 | Yes | Yes |

**These details continued on the next page**

# Company Statement continued

**5 Members**

Name: LACEMORE GRANGE PTY. LTD. ACN 067 884 002
Address: 37 CATALINA DRIVE TULLAMARINE VIC 3043

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 16360225 | Yes | No |

Name: LEVERTON LODGE PTY. LTD. ACN 068 035 629
Address: 37 CATALINA DRIVE TULLAMARINE VIC 3043

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 7360225 | Yes | No |

Name: E-MCGUIRE PTY. LTD. ACN 090 585 041
Address: 267 HAWTHORN ROAD CAULFIELD SOUTH VIC 3162

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 6000000 | Yes | Yes |

Name: VULCAN VENTURES INC
Address: 505 FIFTH AVE SOUTH SUITE 900 SEATTLE WA UNITED STATES OF AMERICA

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 7924885 | Yes | Yes |

Name: EVER MERRY INVESTMENT LTD
Address: ROOM 1508 PACIFIC PLACE ONE 88 QUEENSW ADMIRALTY HONG KONG

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 4771629 | Yes | Yes |

Name: CLARCOUNT SERVICES PTY LTD ACN 097 147 585
Address: 114 WILLIAM STREET MELBOURNE VIC 3000

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 6000000 | Yes | Yes |

Name: WILLOW HORIZON PTY LIMITED ACN 102 604 437
Address: JOE STAUB - GILDEN STAUB & CO PO BOX 102 BONDI JUNCTION NSW 1355

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 40782925 | Yes | No |

Name: ANTHONY POCI
Address: 52 WEBSTERS ROAD TEMPLESTOWE VIC 3106

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 7607150 | Yes | Yes |

Name: PHILLIP JOHN PETERS
Address: PO BOX 693 KINGSTON TAS 7051

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 14000000 | Yes | Yes |

## Company Statement continued

**5 Members**

Name: CLINTON HENRY STARR
Address: 23 CRESWICK STREET BRIGHTON EAST VIC 3187

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 44000000 | Yes | Yes |

Name: MARK ASHLEIGH NOAKES
Address: UNIT 6 19-21 ILKA STREET LILYFIELD NSW 2040

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 6000000 | Yes | Yes |

Name: WENDY STARR
Address: 72 COVENTRY STREET SOUTHBANK VIC 3006

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 31565849 | Yes | No |

Name: DOUGLAS NEIL ADAMSON
Address: 25 DRAKE STREET BRIGHTON VIC 3186

| Share class | Total number held | Fully paid | Beneficially held |
|---|---|---|---|
| ORD | 14500000 | Yes | Yes |

You must notify ASIC within 28 days of the date of change, and within 28 days of your review date. Late lodgement of changes will result in late fees.

X22



multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MANAGEMENT TEAM SECURED FOR MULTIEMEDIA

Friday, 2nd April 2004

The Board of Multiemedia is very pleased to announce the re-appointment of its current Chief Executive Officer, Mr Adrian Ballintine for a further 3 years.

Mr Ballintine has managed the Company since its inception and has been the principal architect of business strategies and growth.

The recent inclusion of the Company into the ranks of the S&P/ASX Top 300 is an early-achieved goal and Mr Ballintine and his team are actively working towards the Company's elevation to the S&P/ASX Top 200.

The Board is also pleased to announce the appointment of Mr Stephen Batten as Chief Financial Officer and Company Secretary. Mr Batten has considerable experience in all facets of Financial Management having previously been General Manager Finance & Planning at Mayne Group and Chief Financial Officer of Diners Club Limited. Mr Batten holds a Master of Business Administration Degree and is a member of the Institute of Chartered Accountants.

Before Christmas Multiemedia secured the services of Mr William Masson to head up Sales & Marketing and Mr Michael Eakin as Chief Technical Officer. Their contribution to early growth is noticeable and with Mr Batten & Mr Ballintine the Company's Senior Management Team is complete.

**JOHN WALKER**
Chairman
Multiemedia Limited

(123)



*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Unquoted Options |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 15,125,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | 7 cent<br>2/2/07 |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 5 | Issue price or consideration | |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Issued in accordance with Executive Officer Plan No. 2 and approved by shareholders 28/9/01 |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,141,605,652 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 166,775,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................................................ Date: .........................
(Director/Company secretary)

Print name: .........................................................

== == == == ==

+ See chapter 19 for defined terms.

ASIC
Australian Securities and Investments Commission

RECEIVED
2004 JUL -2 A 10: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Forms Manager

Form being prepared

Date/time: 20-04-2004 16:20:47
Reference Id: 70797655

# Change of company details

124

**Form 484** - Corporations Act 2001

**Company details**

Company name
**MULTIEMEDIA LIMITED**
Australian Company Number (ACN)
**003 237 303**

## C1 Change to share structure table

The updated details for this changed share class are shown in the table below.

| Share class code | Full title if not standard | Total number issued | Total amount paid on these shares | Total amount unpaid on these shares |
|---|---|---|---|---|
| ORD | ORDINARY SHARES | 1141605628 | 79164956.24 | 0.00 |

Earliest date of change **23-05-2003**

## C2 Issue of shares

New share issues are listed in the table below.

| Share class code | Number of shares issued | Amount paid per share | Amount unpaid per share |
|---|---|---|---|
| ORD | 475664034 | 0.0484 | 0 |

Earliest Date of issue **23-05-2003**

## Authorisation

This form has been authorised by [signature]

I certify that the information in this form is true and complete
Name S. R. He
Capacity Company Secretary
Date signed 20/4/04

## Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

ASIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)
☒ Signatory above

☐ ASIC registered agent above

ASIC

Australian Securities and Investments Commission

Forms Manager

Form being prepared

Date/time: 20-04-2004 13:54:03
Reference Id: 70796249

RECEIVED
2004 JUL -2 A 10:05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(125)

# Change of company details

**Form 484** - Corporations Act 2001

**Company details**

Company name
**MULTIEMEDIA LIMITED**
Australian Company Number (ACN)
**003 237 303**

## B2 Cease company officeholder

**Officer**
This section shows the cessation of a company officeholder

**Officeholder cessation Details**
Role(s)
Secretary - Cessation Date: 02-04-2004
The name of the ceased officeholder is:

| | |
|---|---|
| Given names | **ADRIAN MAXWELL** |
| Family name | **BALLINTINE** |
| Date of Birth | **29-11-1955** |
| City/town of Birth | **MELBOURNE** |
| State (if born in Australia) | **Vic** |

## Authorisation
This form has been authorised by

I certify that the information in this form is true and complete
Name Stephen Batten
Capacity Secretary
Date signed 20/4/04

## Lodging party details
Please notify the registered agent details (if applicable) and who queries about this form should be directed to

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

ASIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)
[x] Signatory above
[ ] ASIC registered agent above

ASIC

Australian Securities and Investments Commission

Electronic Lodgement

Document No. 7E0132031

Lodgement date/time: 20-04-2004 13:44:29

Reference Id: 70796144

# Change of company details

**Form 484** - Corporations Act 2001

(126)

**Company details**

Company name

**MULTIEMEDIA LIMITED**

Australian Company Number (ACN)

**003 237 303**

## B1 Appoint company officeholder

**Officer**

This section shows the appointment of a company officeholder

**Officeholder Appointment Details**

Role(s)

Secretary - Appointment Date: 02-04-2004

The name of the appointed officeholder is:

| | |
|---|---|
| Given names | **Stephen Trevor** |
| Family name | **BATTEN** |
| Date of Birth | **29-01-1964** |
| City/town of Birth | **Sydney** |
| State (if born in Australia) | **NSW** |
| Country of Birth | **Australia** |

RECEIVED
2004 JUL -2 A 10: 05
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Former name(s)

The previous name(s) was/were:

**HASEMER, Stephen Trevor**

Residental Address

Address

**7 SEYMOUR AVE**
**ARMADALE VIC 3143**
**Australia**

**Authorisation**

This form has been authorised by

I certify that the information in this form is true and complete

Name

**Adrian Maxwell BALLINTINE**

Capacity

**Secretary**

Date signed

**20-04-2004**

## Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent
____________________
ASIC registered agent number
____________________

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

☒ Signatory above
☐ ASIC registered agent above

ASIC

Australian Securities and Investments Commission

RECEIVED

2004 JUL -2 A 10:04

OFFICE OF CORPORATE FINANCE

Electronic Lodgement

Document No. 7E0134592

Lodgement date/time: 30-04-2004 17:30:28

Reference Id: 70810028

# Change of company details

**Form 484** - Corporations Act 2001

127

**Company details**

Company name

**MULTIEMEDIA LIMITED**

Australian Company Number (ACN)

**003 237 303**

## C4 Changes to the register of members

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**WESTMEATS PTY. LTD.**

ABN or ACN or ARBN or ARSN

**004 879 136**

Address

**12 HUNTINGFORD ROAD**
**TOORAK VIC 3142**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -5500000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**KATHMANDU INVESTMENTS PTY LTD**

ABN or ACN or ARBN or ARSN

**004 940 630**

Address

**C/- ALLMAND PARTNERS**
**LEVEL 7**
**459 COLLINS STREET**
**MELBOURNE VIC 3000**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -16916667 | 10112275 | 0 | 0 | Y | Y | |

Earliest date of **31-03-2004**

change

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
L.J. THOMSON PTY. LTD.

ABN or ACN or ARBN or ARSN
005 715 006

Address
PO BOX 1565
MILDURA VIC 3502

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -6046517 | 0 | 0 | 0 | Y | Y | |

Earliest date of change 30-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
MICALLEF PLUMBING INDUSTRIES PTY. LTD.

ABN or ACN or ARBN or ARSN
005 779 224

Address
13 CAMBRIAN AVENUE
PRESTON VIC 3072

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -8216667 | 8926190 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
DGJ MELBOURNE PTY LTD

ABN or ACN or ARBN or ARSN
007 138 285

Address
ROOM 1 LEVEL 24
385 BOURKE STREET
MELBOURNE VIC 3000

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -5000000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
**JAMIF PTY. LTD.**

ABN or ACN or ARBN or ARSN
**007 213 596**

Address
**43 BAMBRA ROAD**
**CAULFIELD SOUTH VIC 3162**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -8116667 | 27125643 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
**LACEMORE GRANGE PTY. LTD.**

ABN or ACN or ARBN or ARSN
**067 884 002**

Address
**37 CATALINA DRIVE**
**TULLAMARINE VIC 3043**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -5916667 | 10443558 | 0 | 0 | Y | N | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
**LEVERTON LODGE PTY. LTD.**

ABN or ACN or ARBN or ARSN
**068 035 629**

Address

**37 CATALINA DRIVE**
**TULLAMARINE VIC 3043**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Beneficially held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -7360225 | 0 | 0 | 0 | Y | N | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**E-MCGUIRE PTY. LTD.**

ABN or ACN or ARBN or ARSN
**090 585 041**

Address

**267 HAWTHORN ROAD**
**CAULFIELD SOUTH VIC 3162**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Beneficially held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -6000000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**VULCAN VENTURES INC**

ABN or ACN or ARBN or ARSN
**091471546**

Address

**505 FIFTH AVE SOUTH SUITE 900**
**SEATTLE WA**
**UNITED STATES OF AMERICA**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Beneficially held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -7924885 | 0 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

CLARCOUNT SERVICES PTY LTD

ABN or ACN or ARBN or ARSN
097 147 585

Address

114 WILLIAM STREET
MELBOURNE VIC 3000

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -6000000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
WILLOW HORIZON PTY LIMITED

ABN or ACN or ARBN or ARSN
102 604 437

Address

JOE STAUB - GILDEN STAUB & CO
PO BOX 102
BONDI JUNCTION NSW 1355

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -17433236 | 23349689 | 0 | 0 | Y | N | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names ANTHONY

Family name POCI

Address

52 WEBSTERS ROAD
TEMPLESTOWE VIC 3106

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 1157912 | | 8765062 | 0 | 0 | Y | Y | |

Earliest date of change 30-03-2004

**The changes apply to members whose**

**Changes to member's register details**

Member details

**shareholding has changed**

Given names PHILLIP JOHN

Family name PETERS

Address

PO BOX 693
KINGSTON TAS 7051

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -14000000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names CLINTON HENRY

Family name STARR

Address

23 CRESWICK STREET
BRIGHTON EAST VIC 3187

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -24000000 | 20000000 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names MARK ASHLEIGH

Family name NOAKES

Address

UNIT 6
19-21 ILKA STREET
LILYFIELD NSW 2040

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -6000000 | 0 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names WENDY

Family name **STARR**

Address

**72 COVENTRY STREET**
**SOUTHBANK VIC 3006**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -25465849 | 6100000 | 0 | 0 | Y | N | |

Earliest date of change **31-03-2004**

---

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names **DOUGLAS NEIL**

Family name **ADAMSON**

Address

**25 DRAKE STREET**
**BRIGHTON VIC 3186**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | | -10516667 | 3983333 | 0 | 0 | Y | Y | |

Earliest date of change **31-03-2004**

---

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**D'ALBERTO DEVELOPMENTS PTY. LTD.**

ABN or ACN or ARBN or ARSN
**066 618 102**

Address

**51 OUTLOOK DR**
**GLENROY VIC 3046**
**Australia**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 6573570 | | 6573570 | 0 | 0 | Y | N | |

Earliest date of change **31-03-2004**

Date of entry of member's name in register **31-03-2004**

---

**The changes apply to**

**Changes to member's register details**

**members whose shareholding has changed**

Member details

Company Name
KALE CAPITAL CORPORATION LIMITED

ABN or ACN or ARBN or ARSN
003 578 461

Address
2 SHORT ST
DOUBLE BAY NSW 2028
Australia

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Beneficially held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 6000000 | | 6000000 | 0 | 0 | Y | Y | |

Earliest date of change: 31-03-2004

Date of entry of member's name in register: 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names: Tsuyoshi

Family name: AKIOKA

Address
PO BOX 11416
ELLERSLIE
AUCKLAND 1131
New Zealand

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Beneficially held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 5500000 | | 5500000 | 0 | 0 | Y | Y | |

Earliest date of change: 31-03-2004

Date of entry of member's name in register: 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name
NORS PARTNERS PTY. LTD.

ABN or ACN or ARBN or ARSN
102 191 944

Address

U 7
56 BERRY ST
NORTH SYDNEY NSW 2060
Australia

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 4500000 | | 4500000 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

Date of entry of member's name in register 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

DENNIS G. PAMPLIN PTY LIMITED

ABN or ACN or ARBN or ARSN

100 582 750

Address

18 PELLITT LANE
DURAL NSW 2158
Australia

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 4400000 | | 4400000 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

Date of entry of member's name in register 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names Pedram

Family name MIRKAZEMI

Address

U 1
13 ROSE CT
SANDY BAY TAS 7005
Australia

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|

| | | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| ORD | 4355578 | | 4355578 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

Date of entry of member's name in register 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Given names **Kevin**

Family name **ANGLIN**

Address

**PO BOX 287**
**NERANG QLD 4211**
**Australia**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 4000000 | | 4000000 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

Date of entry of member's name in register 31-03-2004

**The changes apply to members whose shareholding has changed**

**Changes to member's register details**

Member details

Company Name

**IMPERIAL PROJECTS PTY. LTD.**

ABN or ACN or ARBN or ARSN
**093 397 543**

Address

**MCKIMMIES RD**
**BUNDOORA VIC 3083**
**Australia**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 8500000 | | 8500000 | 0 | 0 | Y | Y | |

Earliest date of change 31-03-2004

Date of entry of member's name in register 31-03-2004

**The changes apply to members whose**

**Changes to member's register details**

Member details

**shareholding has changed**

Company Name
**ANZ Nominees Limited**

ABN or ACN or ARBN or ARSN
**005 357 568**

Address
**GPO BOX 2842AA**
**MELBOURNE VIC 3001**
**Australia**

The changes are

| Share class code | Shares Increased by | Share Decreased by | Number now held | Total $ paid | Total $ unpaid | Fully paid | Benefically held | Top 20 member |
|---|---|---|---|---|---|---|---|---|
| ORD | 31728300 | | 31728300 | 0 | 0 | Y | N | |

Earliest date of change **31-03-2004**

Date of entry of member's name in register **31-03-2004**

## Authorisation

This form has been authorised by

I certify that the information in this form is true and complete

Name
**Stephen Trevor BATTEN**

Capacity
**Secretary**

Date signed
**30-04-2004**

## Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

**Registered Agent details**
If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

ASIC registered agent number

**Queries about this form**
You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

☒ Signatory above
☐ ASIC registered agent above

Rule 3.19A.2

(128)

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 6 April 2004 |
| **No. of securities held prior to change** | 20,000,000 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 750,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $53,405.99 |
| **No. of securities held after change** | 19,250,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 7 April 2004. |
| **No. of securities held prior to change** | 19,250,000 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 150,333 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10,835.59 |
| **No. of securities held after change** | 19,099,667 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ABN | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 8 April 2004 |
| **No. of securities held prior to change** | 19,099,667 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 376,228 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $26,790.44 |
| **No. of securities held after change** | 18,723,439 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 15 April 2004 |
| **No. of securities held prior to change** | 18,723,439 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 973,439 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $68,353.91 |
| **No. of securities held after change** | 17,750,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 10 May 2004 |
| ***No. of securities held prior to change*** | 17,750,000 |
| **Class** | ORDINARY |
| **Number acquired** | 2,500,000 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $75,000 |
| **No. of securities held after change** | 20,250,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Options |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

129

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 2,500,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.03 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of Options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 11 May 2004 |

| | | Number | +Class |
|---|---|---|---|
| 8 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable) | 1,144,105,652 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 164,275,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

# Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to *persons entitled* | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

| | | Number | +Class |
|---|---|---|---|
| 42 | Number and +class of all +securities quoted on ASX (*including* the securities in clause 38) | | |

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................ Date ..11/5/07......
(Director/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

*Rule 2.7, 3.10.3, 3.10.4, 3.10.5*

# Appendix 3B

## New issue announcement, application for quotation of additional securities and agreement

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Multiemedia Limited

ABN

12 003 237 303

We (the entity) give ASX the following information.

## Part 1 - All issues

*You must complete the relevant sections (attach sheets if there is not enough space).*

| | | |
|---|---|---|
| 1 | +Class of +securities issued or to be issued | Ordinary |
| 2 | Number of +securities issued or to be issued (if known) or maximum number which may be issued | 2,500,000 |
| 3 | Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion) | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 4 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | Yes |
| 5 | Issue price or consideration | $0.03 |
| 6 | Purpose of the issue<br>(If issued as consideration for the acquisition of assets, clearly identify those assets) | Exercise of Options |
| 7 | Dates of entering +securities into uncertificated holdings or despatch of certificates | 11 May 2004 |

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

| Number | +Class |
|---|---|
| 1,144,105,652 | Ordinary |

+ See chapter 19 for defined terms.

| | | Number | +Class |
|---|---|---|---|
| 9 | Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable) | 164,275,000 | Options |

| | | |
|---|---|---|
| 10 | Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests) | |

## Part 2 - Bonus issue or pro rata issue

| | | |
|---|---|---|
| 11 | Is security holder approval required? | |
| 12 | Is the issue renounceable or non-renounceable? | |
| 13 | Ratio in which the +securities will be offered | |
| 14 | +Class of +securities to which the offer relates | |
| 15 | +Record date to determine entitlements . | |
| 16 | Will holdings on different registers (or subregisters) be aggregated for calculating entitlements? | |
| 17 | Policy for deciding entitlements in relation to fractions | |
| 18 | Names of countries in which the entity has +security holders who will not be sent new issue documents<br>Note: Security holders must be told how their entitlements are to be dealt with.<br>Cross reference: rule 7.7. | |
| 19 | Closing date for receipt of acceptances or renunciations | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 20 | Names of any underwriters | |
| 21 | Amount of any underwriting fee or commission | |
| 22 | Names of any brokers to the issue | |
| 23 | Fee or commission payable to the broker to the issue | |
| 24 | Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders | |
| 25 | If the issue is contingent on +security holders' approval, the date of the meeting | |
| 26 | Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled | |
| 27 | If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders | |
| 28 | Date rights trading will begin (if applicable) | |
| 29 | Date rights trading will end (if applicable) | |
| 30 | How do +security holders sell their entitlements *in full* through a broker? | |
| 31 | How do +security holders sell *part* of their entitlements through a broker and accept for the balance? | |

+ See chapter 19 for defined terms.

| | | |
|---|---|---|
| 32 | How do +security holders dispose of their entitlements (except by sale through a broker)? | |
| 33 | +Despatch date | |

# Part 3 - Quotation of securities

*You need only complete this section if you are applying for quotation of securities*

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

## Entities that have ticked box 34(a)

### Additional securities forming a new class of securities

*Tick to indicate you are providing the information or documents*

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

## Entities that have ticked box 34(b)

| | | |
|---|---|---|
| 38 | Number of securities for which +quotation is sought | |
| 39 | Class of +securities for which quotation is sought | |
| 40 | Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?<br><br>If the additional securities do not rank equally, please state:<br>• the date from which they do<br>• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment<br>• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment | |
| 41 | Reason for request for quotation now<br><br>Example: In the case of restricted securities, end of restriction period<br><br>(if issued upon conversion of another security, clearly identify that other security) | |

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

| Number | +Class |
|---|---|
| | |

+ See chapter 19 for defined terms.

## Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ............................ Date ..11/5/07.....
(Director/Company Secretary)

Print name: STEPHEN BATTEN

== == == == ==

+ See chapter 19 for defined terms.

131



# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 10 May 2004 |
| **No. of securities held prior to change** | 17,750,000 |
| **Class** | ORDINARY |
| **Number acquired** | 2,500,000 |
| **Number disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $75,000 |
| **No. of securities held after change** | 20,250,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | Exercise of Options |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 15 April 2004 |
| **No. of securities held prior to change** | 18,723,439 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 973,439 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $68,353.91 |
| **No. of securities held after change** | 17,750,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust .*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 8 April 2004 |
| **No. of securities held prior to change** | 19,099,667 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 376,228 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $26,790.44 |
| **No. of securities held after change** | 18,723,439 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | Multiemedia Limited |
| ABN | 12 003 237 303 |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 7 April 2004 |
| **No. of securities held prior to change** | 19,250,000 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 150,333 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10,835.59 |
| **No. of securities held after change** | 19,099,667 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

*Rule 3.19A.2*

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| Name of entity | **Multiemedia Limited** |
| ABN | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 19 March 2004 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 6 April 2004 |
| **No. of securities held prior to change** | 20,000,000 |
| Class | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 750,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $53,405.99 |
| **No. of securities held after change** | 19,250,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market Trade |

## Part 2 – Change of director's interests in contracts

Note: *In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.*

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

132

multiemedia

Collins Hill House
Level 6
412 Collins St
Melbourne VIC 3000
Australia
T +61 3 9603 3200
F +61 3 9600 2280
www.multiemedia.com
info@multiemedia.com

# MULTIEMEDIA LIMITED UPDATE

Tuesday 18 May 2004

The Directors of Multiemedia Limited have noted the decline in the Company's share price over the past month and are unaware of any particular reason for the price fall experienced.

Management is continuing to implement the previously announced strategies in building both NewSat and Multie Technology Distribution (MTD) to deliver growth in shareholder value.

NewSat is advanced in the development of business opportunities and has expanded its management and sales force to build a market presence in Australia and the Middle East. Operationally, the company is currently implementing the contract with Airworks Media for the broadband services to 700 Woolworths stores nationally whilst continuing to provide internet and voice services to the Middle East.

Since the Company's previous announcements, we have secured further customers in Australia, Lebanon, Iran, Kuwait, United Arab Emirates and Bahrain, and continue to actively work to grow the business.

MTD, our technology distribution business, is continuing to improve with its products represented nationwide through a network of more than 4,000 dealers.

All Directors are fully committed to the company and its future, and would like to note that the recent share sales by a Director were for personal family reasons and not related to the performance of the company.

**JOHN WALKER**
Chairman
Multiemedia Limited

133

RECEIVED
2004 JUL -2 A 10: 06
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Rule 3.19A.2

# Appendix 3Y

## Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity** | **Multiemedia Limited** |
| **ABN** | **12 003 237 303** |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | Clinton Henry Starr |
| **Date of last notice** | 10 May 2004 |

### Part 1 - Change of director's relevant interests in securities

*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | Direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 10 May 2004 |
| **No. of securities held prior to change** | 20,250,000 |
| **Class** | ORDINARY |
| **Number acquired** | |
| **Number disposed** | 1,000,000 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $61,311.00 |
| **No. of securities held after change** | 19,250,000 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On market trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

134

*Rule 3.19A.2*

# Appendix 3Y

# Change of Director's Interest Notice

*Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.*

Introduced 30/9/2001.

| | |
|---|---|
| **Name of entity Multiemedia Limited** | |
| **ABN 12 003 237 303** | |

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

| | |
|---|---|
| **Name of Director** | John Walker |
| **Date of last notice** | 4 December 2003 |

**Part 1 - Change of director's relevant interests in securities**
*In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust*

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Direct or indirect interest** | direct |
| **Nature of indirect interest (including registered holder)**<br>Note: Provide details of the circumstances giving rise to the relevant interest. | |
| **Date of change** | 19 May 2004 |
| **No. of securities held prior to change** | 643,333 |
| **Class** | ORDINARY |
| **Number acquired** | 200,000 |
| **Number disposed** | 0 |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and estimated valuation | $10,400 |
| **No. of securities held after change** | 843,333 |

+ See chapter 19 for defined terms.

| | |
|---|---|
| **Nature of change**<br>Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back | On Market Trade |

## Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

| | |
|---|---|
| **Detail of contract** | |
| **Nature of interest** | |
| **Name of registered holder (if issued securities)** | |
| **Date of change** | |
| **No. and class of securities to which interest related prior to change**<br>Note: Details are only required for a contract in relation to which the interest has changed | |
| **Interest acquired** | |
| **Interest disposed** | |
| **Value/Consideration**<br>Note: If consideration is non-cash, provide details and an estimated valuation | |
| **Interest after change** | |

+ See chapter 19 for defined terms.

ASIC
Australian Securities and Investments Commission



Electronic Lodgement

Document No. **7E0175426**

Lodgement date/time: 25-06-2004 09:21:34
Reference Id: 71024503

135

# Change of company details

**Form 484** - Corporations Act 2001

**Company details**

Company name
**MULTIEMEDIA LIMITED**
Australian Company Number (ACN)
**003 237 303**

## A1 Change of address

**Registered office address**
A change to the registered office address takes effect either 7 days after lodgement of the notice or a later date specified in the notice.

**Registered office address**

Address
**IBM TOWER L 27**
**60 CITY RD**
**SOUTHBANK VIC 3006**
**Australia**

Effective Date **25-06-2004**

Does the company occupy the premises at the new registered office ?

**Yes**

**Principal place of business address**

Address
**IBM TOWER L 27**
**60 CITY RD**
**SOUTHBANK VIC 3006**
**Australia**

Effective Date **25-06-2004**

## Authorisation

This form has been authorised by

I certify that the information in this form is true and complete
Name
**Stephen Trevor BATTEN**
Capacity
**Secretary**
Date signed
**25-06-2004**

## Lodging party details

Please notify the registered agent details (if applicable) and who queries about this form should be directed to

**Registered Agent details**

If this form is being lodged by an ASIC registered agent, please complete agent name and number

ASIC registered agent

______________________

ASIC registered agent number

______________________

**Queries about this form**

You can nominate an officeholder, lodging party or ASIC registered agent

**If there is a query regarding this form, ASIC should contact** (Choose one of the following)

- [x] Signatory above
- [ ] ASIC registered agent above

multiemedia

IBM Tower
Level 27, 60 City Road
Southbank VIC 3006
Australia
T +61 3 9674 4644
F +61 3 9674 4655
www.multiemedia.com
info@multiemedia.com

136

# AFFORDABLE RURAL RESIDENTIAL SATELLITE BROADBAND

Tuesday 29th June 2004

Multiemedia will launch at the Coffs Harbour Rural Broadband Conference this morning its Remote Subscriber Satellite Link (RSSL) with intended deployment in residential rural Australia. The new service is a further product of Multiemedia's NewSat satellite broadband division and is intended to provide low cost broadband access to rural and regional homes and small business that do not have access to ADSL.

Multiemedia propose providing the service in conjunction with their forthcoming application under the Federal Government rural initiative, Higher Bandwidth Incentive Scheme (HiBIS)

If approved under the scheme, the service will be offered to qualifying rural, regional and remote customers at $77 per month without the previously prohibitive initial capital outlay.

This is a strategic move for Multiemedia's NewSat division expanding its rapidly growing satellite broadband services into the wider rural residential and small business market. The new RSSL service uses dominant satellite hardware company Viasat's newly developed surfbeam technology.

Multiemedia will continue to offer its leading edge enterprise satellite broadband solutions in its established Australian and Middle East region markets and look to deploying both solutions in current and future markets.

**JOHN WALKER**
Chairman
Multiemedia Limited